      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                           PHOENIX TECHNOLOGIES LTD.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          5098                  04-2685985
   (State of incorporation)      (Primary Standard Industrial   (I.R.S. Employer
                                 Classification Code Number)     Identification
                                                                    Number)

                             411 E. PLUMERIA DRIVE
                               SAN JOSE, CA 95134
                                 (408) 570-1000

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                               STUART J. NICHOLS
                       VICE PRESIDENT AND GENERAL COUNSEL
                             411 E. PLUMERIA DRIVE
                               SAN JOSE, CA 95134
                                 (408) 570-1000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

        LARRY W. SONSINI, ESQ.
       HERBERT P. FOCKLER, ESQ.                    JAMES C. KITCH, ESQ.
      ALISANDE M. ROZYNKO, ESQ.                  MATTHEW P. FISHER, ESQ.
   Wilson Sonsini Goodrich & Rosati                 Cooley Godward LLP
       Professional Corporation               5 Palo Alto Square, 4th Floor
          650 Page Mill Road                   Palo Alto, California 94304
     Palo Alto, California 94306                      (650) 843-5000
            (650) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
               Upon Consummation of the Merger described herein.
                           --------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
              TITLE OF EACH CLASS OF                    AMOUNT TO       OFFERING PRICE PER  AGGREGATE OFFERING     REGISTRATION
           SECURITIES TO BE REGISTERED               BE REGISTERED(1)        UNIT(2)             PRICE(2)             FEE(3)
Common Stock, Par Value $.001 per share             12,000,000 shares        $12.0625          $144,750,000          $42,702

(1) Represents the number of shares of the Common Stock of the Registrant which may be issued to former shareholders of Award Software International, Inc. ("Award") pursuant to the Merger described herein.

(2) Each share of Award will be converted into 1.225 shares of Common Stock of the Registrant pursuant to the Merger described herein. Pursuant to rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated as of May 22, 1998.

(3) The amount of the registration fee includes $33,000 previously paid pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended, in connection with the filing by the Registrant and Award of a preliminary Joint Proxy Statement/ Prospectus related to the proposed Merger.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                           PHOENIX TECHNOLOGIES LTD.
                             411 E. PLUMERIA DRIVE
                               SAN JOSE, CA 95134

                                                                    June 1, 1998

Dear Stockholder:

    Phoenix Technologies Ltd. ("Phoenix") has entered into an agreement to combine with Award Software International, Inc. ("Award") in a strategic business combination (the "Merger"). At a Special Meeting on June 29, 1998, you will be asked to consider and vote upon (i) the issuance of shares of the Common Stock, par value $.001 per share, of Phoenix (the "Merger Shares") to the shareholders of Award pursuant to an Agreement and Plan of Reorganization, dated April 15, 1998 (the "Reorganization Agreement"), among Phoenix, Award and Portland Acquisition Corporation, a wholly owned subsidiary of Phoenix ("Merger Sub"); and (ii) the amendment to the Restated Certificate of Incorporation of Phoenix (the "Certificate") to increase the number of authorized shares of Phoenix Common Stock by 20 million shares to 60 million shares. Each of the foregoing proposals is described more fully in the accompanying Joint Proxy Statement/Prospectus.

    After careful consideration, the Phoenix Board of Directors has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and the proposed amendment to the Certificate, and has concluded that these matters are fair to and in the best interests of Phoenix and its stockholders. Your Board of Directors unanimously recommends a vote in favor of the issuance of the Phoenix Common Stock and proposed amendment to the Certificate.

    Following the Merger, based upon the number of shares of Phoenix Common Stock issued and outstanding plus the number of shares represented by outstanding options, warrants or other rights to purchase shares of Phoenix Common Stock as of March 31, 1998, and after giving effect to the issuance of the Merger Shares to Award's shareholders in the Merger including the assumption by Phoenix of outstanding options, warrants or other rights to acquire Award Common Stock, the former holders of Award Common Stock would hold, and have voting power with respect to approximately 26% of Phoenix Common Stock as of the Effective Time, and holders of former Award options, warrants or other rights would hold options, warrants or other rights to purchase approximately 9% of the Phoenix Common Stock.

    The issuance of the Phoenix Common Stock in the Merger requires the affirmative vote of a majority of the total votes cast in person or by proxy regarding such proposal, and the amendment of the Certificate requires the affirmative vote of the holders of a majority of the outstanding shares of Phoenix Common Stock.

    Stockholders are urged to review carefully the information contained in the accompanying Joint Proxy Statement/Prospectus, including in particular the information under the captions "Risk Factors," "Phoenix Special Meeting--Recommendations of Phoenix Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Phoenix's Reasons for the Merger" and "--Material Contacts and Board Deliberations," prior to making any voting decision in connection with their shares of Phoenix Common Stock.

    All stockholders are invited to attend the Special Meeting in person. Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to ensure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                                 [/S/ JACK KAY]
                                          Jack Kay
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

                           PHOENIX TECHNOLOGIES LTD.
                             411 E. PLUMERIA DRIVE
                           SAN JOSE, CALIFORNIA 95134

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JUNE 29, 1998

                            ------------------------

TO THE STOCKHOLDERS OF PHOENIX TECHNOLOGIES LTD.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Phoenix Special Meeting") of Phoenix Technologies Ltd., a Delaware corporation ("Phoenix"), will be held on June 29, 1998 at 9:30 a.m., local time, at Phoenix's headquarters at 411 E. Plumeria Drive, San Jose, California 95134.

    At the Phoenix Special Meeting, you will be asked to consider and vote upon the following matters:

    (1) the issuance of shares of the Common Stock, par value $.001 per share, of Phoenix ("Merger Shares") to the shareholders of Award Software International, Inc., a California corporation ("Award"), pursuant to an Agreement and Plan of Reorganization, dated April 15, 1998 (the "Reorganization Agreement"), among Phoenix, Award and Portland Acquisition Corporation, a wholly owned subsidiary of Phoenix ("Merger Sub"), providing for the merger of Merger Sub with and into Award (the "Merger");

    (2) an amendment to the Restated Certificate of Incorporation of Phoenix (the "Certificate") to increase the number of authorized shares of Phoenix Common Stock by 20 million shares to 60 million shares.

    Each of the foregoing proposals is described more fully in the accompanying Joint Proxy Statement/ Prospectus.

    As a result of the Merger, each outstanding share of Common Stock, no par value, of Award ("Award Common Stock"), other than shares as to which dissenters' rights pursuant to the California Corporations Code have been perfected and shares owned by Merger Sub, Phoenix or any wholly owned subsidiary of Phoenix, will be converted into the right to receive 1.225 shares of Phoenix Common Stock, and each outstanding option, warrant or other right to purchase Award Common Stock under Award's stock option plans and outstanding warrants will be assumed by Phoenix and will become an option, warrant or other right to purchase shares of Phoenix Common Stock. Following the Merger, based upon the number of shares of Phoenix Common Stock issued and outstanding plus the number of shares represented by outstanding options, warrants or other rights to purchase shares of Phoenix Common Stock as of March 31, 1998, and after giving effect to the issuance of Phoenix Common Stock to Award's shareholders in the Merger including the assumption by Phoenix of outstanding options, warrants or other rights to acquire Award Common Stock, the former holders of Award Common Stock would hold, and have voting power with respect to approximately 26% of assumed total shares of Phoenix Common Stock as of the Effective Time, and holders of former Award options, warrants or other rights would hold options, warrants or other rights to purchase approximately 9% of the assumed total shares of Phoenix Common Stock.

    Stockholders of record at the close of business on May 22, 1998 are entitled to notice of, and to vote at, the Phoenix Special Meeting and any adjournments or postponements thereof, and are cordially invited to attend the Phoenix Special Meeting in person.

                                          For the Board of Directors
                                          /s/ Stuart J. Nichols
                                          Stuart J. Nichols
                                          SECRETARY

San Jose, California
June 1, 1998

    WHETHER OR NOT YOU EXPECT TO ATTEND THE PHOENIX SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

                                     [LOGO]

                       AWARD SOFTWARE INTERNATIONAL, INC.
                            777 E. MIDDLEFIELD ROAD
                            MOUNTAIN VIEW, CA 94043

                                                                    June 1, 1998

Dear Shareholder:

    You are cordially invited to attend the Annual Meeting of Shareholders of Award Software International, Inc. ("Award") to be held at 9:30 a.m., local time, on June 29, 1998, at the Sunnyvale Hilton Inn, 1250 Lakeside Drive, Sunnyvale, California 94086.

    At this meeting you will be asked to consider and vote upon the following proposals:

    MERGER AGREEMENT WITH PHOENIX TECHNOLOGIES LTD.

    1. To approve and adopt the Agreement and Plan of Reorganization among Phoenix Technologies Ltd., a Delaware corporation ("Phoenix"), Portland Acquisition Corporation, a California corporation ("Merger Sub") and Award, dated April 15, 1998, and related Agreement of Merger and to approve the merger of Merger Sub with and into Award (the "Merger"). Upon consummation of the Merger, Award will become a wholly owned subsidiary of Phoenix. As a result of the Merger, each outstanding share of common stock, no par value ("Award Common Stock") will be converted into the right to receive 1.225 shares (the "Exchange Ratio") of common stock, par value $.001 of Phoenix ("Phoenix Common Stock").

    OTHER PROPOSALS

    2. To elect directors to the Award Board of Directors to serve until the earlier to occur of the consummation of the Merger (if approved by the shareholders and consummated) or for the ensuing year and until their successors are duly elected and qualified.

    3. To amend the Award 1997 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 700,000.

    4. To amend the Award Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 200,000.

    5. To ratify the appointment of Price Waterhouse LLP as independent accountants of Award for the year ending December 31, 1998.

    6. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

    After careful consideration, the Award Board of Directors has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has concluded that they are fair to and in the best interests of Award and its shareholders. Your Board of Directors unanimously recommends a vote in favor of the Merger and the other items being submitted.

    Following the Merger, based upon the number of shares of Phoenix Common Stock issued and outstanding plus the number of shares represented by outstanding options, warrants or other rights to purchase shares of Phoenix Common Stock as of March 31, 1998, and after giving effect to the issuance of Phoenix Common Stock to Award's shareholders in the Merger including the assumption by Phoenix of outstanding options, warrants or other rights to acquire Award Common Stock, the former holders of Award Common Stock would hold, and have voting power with respect to approximately 26% of assumed total shares of Phoenix Common Stock as of the Effective Time, and holders of former Award options, warrants or other rights would hold options, warrants or other rights to purchase approximately 9% of the assumed total shares of Phoenix Common Stock.

    In the materials accompanying this letter you will find a Notice of Annual Meeting of Shareholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by the Award shareholders at the Award Annual Meeting and a Proxy Card. The Joint Proxy Statement/Prospectus more fully describes the proposed transactions. Shareholders are urged to review carefully the information contained in the accompanying Joint Proxy Statement/Prospectus, in particular the information under the captions "Risk Factors," "Award Annual Meeting--Recommendations of Award Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "--Award's Reasons for the Merger" and "--Material Contacts and Board Deliberations" prior to voting on the proposal.

    If you attend the Award Annual Meeting you may vote in person if you wish even though you have previously returned your proxy. Whether or not you plan to attend the Award Annual Meeting, it is important that your shares be represented and voted at the Award Annual Meeting, regardless of the number you hold. Approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Award Common Stock. Approval of the other proposals (except the election of directors) requires the approval of the holders of a majority of the shares of Award Common Stock present (in person or by proxy) at the Award Annual Meeting and entitled to vote thereon. The Board of Directors are elected by a plurality. See "Additional Matters Being Submitted to a Vote of Only Award Shareholders--Proposal Two--Election of Board of Directors." Therefore, please complete, sign and date, and return your proxy in the enclosed envelope.

                                          Sincerely,

                                                [/S/ GEORGE C. HUANG]
                                          CHAIRMAN OF THE BOARD, PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

                       AWARD SOFTWARE INTERNATIONAL, INC.
                                ----------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 29, 1998

                            ------------------------

TO THE SHAREHOLDERS OF

  AWARD SOFTWARE INTERNATIONAL, INC.:

    NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Award Software International, Inc., a California corporation ("Award"), will be held on June 29, 1998 at 9:30 a.m., local time, at the Sunnyvale Hilton Inn, 1250 Lakeside Drive, Sunnyvale, California 94086 to consider and vote upon the following proposals:

    1. To approve and adopt the Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of April 15, 1998, among Award, Phoenix Technologies Ltd., a Delaware corporation ("Phoenix") and Portland Acquisition Corporation, a California corporation and wholly owned subsidiary of Phoenix ("Merger Sub") and the related Agreement of Merger, pursuant to which, among other matters, (i) Merger Sub will merge with and into Award and Award will become a wholly owned subsidiary of Phoenix (the "Merger") and (ii) each outstanding share of Common Stock, no par value, of Award (the "Award Common Stock") will be converted into the right to receive 1.225 shares of Common Stock, $.001 par value, of Phoenix (the "Phoenix Common Stock").

    2. To elect seven (7) directors to the Award Board of Directors to serve until the earlier to occur of the consummation of the Merger (if approved by the shareholders and consummated) or for the ensuing year until their successors are duly elected and qualified.

    3. To amend the Award 1997 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 700,000.

    4. To amend the Award Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 200,000.

    5. To ratify the appointment of Price Waterhouse LLP as independent accountants of Award for the year ending December 31, 1998.

    6. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

    The foregoing items of business are more fully described in the Joint Proxy Statement/Prospectus accompanying this Notice. Proposals 2, 3, 4 and 5, if approved, are intended to enable Award to conduct its business on a stand-alone basis until such time as the Merger is consummated and Award becomes a wholly owned subsidiary of Phoenix, or in the event the Merger is not consummated. Shareholders of record at the close of business on May 22, 1998 are entitled to notice of, and to vote at, the meeting and any adjournments or postponements thereof.

    All shareholders are cordially invited to attend the meeting. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage pre-paid envelope enclosed for that purpose. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING. ANY SHAREHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

                                         For the Board of Directors

                                              [/S/ KEVIN J. BERRY]

                                         Kevin J. Berry
                                         VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                                         AND SECRETARY

Mountain View, California

June 1, 1998

                         PHOENIX TECHNOLOGIES LTD. AND
                       AWARD SOFTWARE INTERNATIONAL, INC.
                                ----------------

                             JOINT PROXY STATEMENT
                               ------------------

                      PHOENIX TECHNOLOGIES LTD. PROSPECTUS
                            ------------------------

    Phoenix Technologies Ltd., a Delaware corporation ("Phoenix"), and Award Software International, Inc., a California corporation ("Award"), have entered into an Agreement and Plan of Reorganization, dated as of April 15, 1998 (the "Reorganization Agreement"), among Phoenix, Award and Portland Acquisition Corporation, a wholly owned subsidiary of Phoenix ("Merger Sub"). In accordance with the Reorganization Agreement, Merger Sub will merge with and into Award, Award will become a wholly owned subsidiary of Phoenix and each outstanding share of Common Stock of Award, no par value ("Award Common Stock"), will be converted into 1.225 (the "Exchange Ratio") shares of Phoenix Common Stock (all such actions collectively, the "Merger").

    This Joint Proxy Statement/Prospectus is being furnished to stockholders of Phoenix in connection with the solicitation of proxies by the Phoenix Board of Directors (the "Phoenix Board") for use at the Special Meeting of Phoenix stockholders to be held on June 29, 1998 at Phoenix's headquarters at 411 E. Plumeria Drive, San Jose, California 95134 commencing at 9:30 a.m., local time, and at any adjournment or postponement thereof (the "Phoenix Special Meeting") for the purposes set forth herein and in the accompanying Notice of Special Meeting of Stockholders.

    This Joint Proxy Statement/Prospectus is also being furnished to shareholders of Award in connection with the solicitation of proxies by the Award Board of Directors (the "Award Board") for use at the Annual Meeting of Award shareholders to be held on June 29, 1998, at the Sunnyvale Hilton Inn, 1250 Lakeside Drive, Sunnyvale, California 94086, commencing at 9:30 a.m., local time, and at any adjournment or postponement thereof (the "Award Annual Meeting").

    This Joint Proxy Statement/Prospectus constitutes the Prospectus of Phoenix with respect to up to 12,000,000 shares of Common Stock of Phoenix, par value $0.001 (the "Merger Shares") to be issued in the Merger in exchange for outstanding shares of Award Common Stock. All information contained in this Joint Proxy Statement/ Prospectus relating to Phoenix has been supplied by Phoenix, and all information contained herein relating to Award has been supplied by Award.

    Throughout this Joint Proxy Statement/Prospectus the term "Combined Company" is used to refer to the combined business and operations of Phoenix and Award assuming the consummation of the Merger.

    Phoenix Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol PTEC, and following the Merger, the common stock of the Combined Company will continue to be traded under such symbol. It is a condition of the obligations of Phoenix and Award to the consummation of the Merger that the shares to be issued in the Merger be approved for quotation on Nasdaq, upon official Notice of Issuance. Following consummation of the Merger, Award Common Stock will be removed from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will no longer be listed for quotation on Nasdaq.

    On April 15, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing sale prices of the Phoenix Common Stock and Award Common Stock on Nasdaq were $13.125 per share and $14.25 per share, respectively. On May 22, 1998, the closing sale prices of the Phoenix Common Stock and Award Common Stock were $10.6875 per share and $12.00 per share, respectively.
                            ------------------------

    THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY
STATEMENT/PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. THE STOCKHOLDERS OF PHOENIX AND SHAREHOLDERS OF AWARD ARE URGED TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO BEGINNING ON PAGE 15 UNDER "RISK FACTORS."

    THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

       The date of this Joint Proxy Statement/Prospectus is May 27, 1998.

    This Joint Proxy Statement/Prospectus and the accompanying proxy cards are first being mailed to stockholders of Phoenix and shareholders of Award on or about June 1, 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................     1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................     1
SUMMARY...................................................................     3
SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  DATA....................................................................    12
RISK FACTORS..............................................................    15
COMPARATIVE PER SHARE DATA................................................    26
COMPARATIVE MARKET PRICE DATA.............................................    27
PHOENIX SPECIAL MEETING...................................................    28
  Date, Time and Place of Phoenix Special Meeting.........................    28
  Purpose.................................................................    28
  Record Date and Outstanding Shares......................................    28
  Vote Required...........................................................    28
  Proxies.................................................................    28
  Solicitation of Proxies; Expenses.......................................    29
  Recommendations of Phoenix Board of Directors...........................    29
AWARD ANNUAL MEETING......................................................    30
  Date, Time and Place of Award Annual Meeting............................    30
  Purpose.................................................................    30
  Record Date and Outstanding Shares......................................    30
  Vote Required...........................................................    30
  Proxies.................................................................    31
  Solicitation of Proxies; Expenses.......................................    31
  Dissenters' Rights......................................................    31
  Recommendations of Award Board of Directors.............................    31
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS...........................    32
  Joint Reasons For the Merger............................................    32
  Phoenix's Reasons For the Merger........................................    33
  Award's Reasons For the Merger..........................................    34
  Material Contacts and Board Deliberations...............................    36
  Opinion of Phoenix's Financial Advisor..................................    40
  Opinion of Award's Financial Advisor....................................    45
  Certain Federal Income Tax Considerations...............................    49
  Governmental and Regulatory Approvals...................................    51
  Accounting Treatment....................................................    52
TERMS OF THE MERGER.......................................................    53
  Effective Time..........................................................    53
  Manner and Basis of Converting Shares...................................    53
  Stock Ownership Following the Merger....................................    53
  Conduct of Phoenix's and Award's Business Prior to the Merger...........    54
  Conduct Following the Merger............................................    56
  No Solicitation.........................................................    56
  Break Up Fees...........................................................    58
  Conditions to the Merger................................................    58
  Termination of the Reorganization Agreement.............................    59
  Affiliate Agreements....................................................    61
  Voting Agreements.......................................................    61
  Interests of Certain Persons............................................    61

                                                                            PAGE
                                                                            ----
  Dissenters' Rights......................................................    62
INFORMATION CONCERNING AWARD..............................................    64
  General.................................................................    64
  Industry Background.....................................................    64
  Award Strategy..........................................................    66
  Products--System Management and Enabling Software.......................    67
  Customers...............................................................    69
  Sales and Marketing.....................................................    69
  Product Development.....................................................    69
  Competition.............................................................    70
  Intellectual Property...................................................    71
  Employees...............................................................    72
  Properties..............................................................    72
  Legal Proceedings.......................................................    72
AWARD SELECTED FINANCIAL DATA.............................................    73
AWARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS...................................................    74
  Overview................................................................    74
  Results of Operations...................................................    76
  Liquidity and Capital Resources.........................................    80
  New Accounting Pronouncements...........................................    80
  The Year 2000...........................................................    81
AWARD DIRECTORS AND EXECUTIVE OFFICERS....................................    82
  Directors...............................................................    82
  Executive Officers......................................................    84
  Section 16(a) Beneficial Ownership Reporting Compliance.................    85
  Executive Compensation..................................................    85
  Compensation of Executive Officers......................................    86
  Stock Option Grants and Exercise........................................    86
  Employment Agreements...................................................    88
  Report of Compensation Committee of the Board of Directors on Executive
    Compensation..........................................................    88
  Compensation Committee Interlocks and Insider Participation.............    90
  Performance Measurement Comparison......................................    91
  Security Ownership of Certain Beneficial Owners and Management..........    92
  Certain Relationships and Related Transactions..........................    94
COMPARISON OF CAPITAL STOCK...............................................    96
  Description of Phoenix Capital Stock....................................    96
  Description of Award Capital Stock......................................    98
  Comparison of Capital Stock.............................................    99
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...............   106
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS......   109
ADDITIONAL MATTERS BEING SUBMITTED TO A VOTE OF ONLY PHOENIX
  STOCKHOLDERS............................................................   110
  Proposal Two--Amendment to Restated Certificate of
    Incorporation--Increase to Authorized Common Stock....................   110
ADDITIONAL MATTERS BEING SUBMITTED TO A VOTE OF ONLY AWARD SHAREHOLDERS...   112
  Proposal Two--Election of Directors.....................................   112
  Proposal Three--Amendment to 1997 Equity Incentive Plan.................   113

                                                                            PAGE
                                                                            ----
  Proposal Four--Amendment to Employee Stock Purchase Plan................   117
  Proposal Five--Ratification of Selection of Independent Accountants.....   121
LEGAL MATTERS.............................................................   122
EXPERTS...................................................................   122
REPRESENTATIVES OF INDEPENDENT ACCOUNTANTS................................   122
STOCKHOLDER'S AND SHAREHOLDER'S PROPOSAL..................................   122
INDEX TO FINANCIAL STATEMENTS OF AWARD....................................   F-1
ANNEX A--Agreement and Plan of Reorganization
ANNEX B--Sections 1300-1312 of the California Corporations Code
ANNEX C--Opinion of Broadview Associates LLC
ANNEX D--Opinion of BancAmerica Robertson Stephens

                             AVAILABLE INFORMATION

    Phoenix and Award are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov. Phoenix Common Stock and Award Common Stock are quoted on Nasdaq and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    Phoenix has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PHOENIX, AWARD, OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON WHERE IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PHOENIX OR AWARD SINCE THE DATE HEREOF, OR THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the SEC by Phoenix (File No. 0-17111) pursuant to the Exchange Act are incorporated by reference in this Joint Proxy Statement/Prospectus:

    1. Phoenix's Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

    2. Phoenix's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997 and March 31, 1998;

    3.  Phoenix's Current Report on Form 8-K dated April 24, 1998;

    4.  Phoenix's Current Report on Form 8-K dated May 6, 1998;

    5. Any description of any securities of Phoenix which is contained in any registration statement filed under Section 12 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") including any amendment or report filed for the purpose of updating any such description.

    6. Description of Phoenix Preferred Stock Purchase Rights contained in Phoenix's Current Report on Form 8-K filed with the SEC on October 31, 1989.

    All documents and reports subsequently filed by Phoenix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the Phoenix Special Meeting and the Award Annual Meeting shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents and reports.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

    All information contained or incorporated by reference on this Joint Proxy Statement/Prospectus relating to Phoenix has been supplied by Phoenix, and all such information relating to Award has been supplied by Award.

    THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS OF PHOENIX BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED FROM PHOENIX, 411 E. PLUMERIA DRIVE, SAN JOSE, CALIFORNIA 95134,
ATTENTION: INVESTOR RELATIONS; TELEPHONE NUMBER: (408) 570-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING OF PHOENIX AND THE ANNUAL MEETING OF AWARD, ANY SUCH REQUEST SHOULD BE MADE BY JUNE 15, 1998.

    This Joint Proxy Statement/Prospectus contains trademarks of Phoenix and Award and may contain trademarks of others.

                                    SUMMARY

    THE FOLLOWING CONTAINS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN A COMPLETE STATEMENT OF ALL MATERIAL ELEMENTS OF THE PROPOSALS TO BE VOTED ON AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND IN THE INFORMATION AND DOCUMENTS ANNEXED HERETO.

THE COMPANIES

    PHOENIX TECHNOLOGIES LTD.

    Phoenix designs, develops and markets system and chip level software for personal computers ("PCs"), peripheral devices and information appliances. Phoenix's software provides compatibility, connectivity and manageability of the various components and technologies used in such devices. Phoenix provides these products primarily to PC manufacturers, PC peripheral equipment manufacturers, integrated circuit manufacturers, and system board manufacturers (collectively, "OEMs"). Phoenix's products are designed to ensure compatibility with industry standards and permit OEMs to introduce new products quickly while enabling product differentiation and increasing system value. Phoenix system software products are designed to reduce an OEM's product time to market, development risks and support costs. Phoenix markets and licenses its products and services worldwide, primarily to OEMs. Phoenix's system software customers range from large PC manufacturers to small system integrators. Phoenix's revenue primarily consists of license and engineering fees. Phoenix markets its products and services primarily through a direct sales force, but also through regional distributors and sales representatives. Phoenix promotes its products through company newsletters and technical bulletins, trade and business press articles, advertising, and participation in industry trade shows and conferences.

    Phoenix was incorporated in Massachusetts in September 1979 and reincorporated into Delaware in October 1986. The principal executive offices of Phoenix are located at 411 E. Plumeria Drive, San Jose, California 95134. Phoenix's telephone number is (408) 570-1000.

    AWARD SOFTWARE INTERNATIONAL, INC.

    Award designs, develops and markets system enabling and system management software products for the global OEM, PC and other microprocessor-based (or "embedded") device markets.

    Award was incorporated in California on March 23, 1983. The principal executive offices of Award are located at 777 East Middlefield Road, Mountain View, California 94043-4023. Award's telephone number is (650) 237-6800.

    PORTLAND ACQUISITION CORP.

    Merger Sub is a corporation recently organized by Phoenix for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger. Merger Sub's executive offices are located at 411 E. Plumeria Drive, San Jose, California 95134, and its telephone number is (408) 570-1000.

SPECIAL MEETING OF STOCKHOLDERS OF PHOENIX

    TIME, DATE, PLACE AND PURPOSE

    The Phoenix Special Meeting will be held at Phoenix's headquarters at 411 E. Plumeria Drive, San Jose, California 95134, on June 29, 1998 at 9:30 a.m., local time. The purpose of the Phoenix Special Meeting is to approve (i) the issuance of the Phoenix Common Stock to the shareholders of Award pursuant to the Reorganization Agreement; and (ii) the amendment to the Restated Certificate of Incorporation of Phoenix (the "Phoenix Certificate") to increase the number of authorized shares of common stock of Phoenix by 20 million shares to 60 million shares. See "Phoenix Special Meeting--Date, Time and Place of Phoenix Special Meeting," and "--Purpose."

    RECORD DATE AND VOTE REQUIRED

    Only Phoenix stockholders of record at the close of business on May 22, 1998 (the "Phoenix Record Date") are entitled to notice of and to vote at the Phoenix Special Meeting. Under Delaware law, the charter documents of Phoenix and the rules of Nasdaq, the issuance of shares of Phoenix Common Stock in the Merger requires the affirmative vote of a majority of the total votes cast regarding such proposal and the amendment of the Phoenix Certificate requires the affirmative vote of the holders of a majority of the outstanding shares of Phoenix Common Stock. See "Phoenix Special Meeting--Record Date and Outstanding Shares" and "--Vote Required."

    As of the Phoenix Record Date, there were approximately 340 stockholders of record and 16,764,759 shares of Phoenix Common Stock outstanding, with each share entitled to one vote on each matter to be acted upon at the Phoenix Special Meeting. As of the Phoenix Record Date, less than 1% of the outstanding Phoenix Common Stock were held by directors and executive officers of Phoenix and their affiliates. See "Phoenix Special Meeting--Vote Required."

    RECOMMENDATIONS OF PHOENIX BOARD OF DIRECTORS

    The Phoenix Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is fair and in the best interests of Phoenix and its stockholders. After careful consideration, the Phoenix Board unanimously recommends a vote in favor of (i) the issuance of the Phoenix Common Stock pursuant to the Reorganization Agreement, and (ii) the amendment of the Phoenix Certificate to increase the number of authorized shares of Phoenix Common Stock by 20 million shares to 60 million shares. Stockholders should read this Joint Proxy Statement/ Prospectus carefully before voting. See "Phoenix Special Meeting--Recommendations of Phoenix Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "-- Phoenix's Reasons for the Merger" and "--Material Contacts and Board Deliberations."

ANNUAL MEETING OF SHAREHOLDERS OF AWARD

    TIME, DATE, PLACE AND PURPOSE

    The Award Annual Meeting will be held at the Sunnyvale Hilton Inn, 1250 Lakeside Drive, Sunnyvale, California 94086 on June 29, 1998 at 9:30 a.m. (local time). The purpose of the Award Annual Meeting is to vote upon the following proposals: (i) to approve and adopt the the Reorganization Agreement and approve the Merger, (ii) to elect seven (7) directors to the Award Board of Directors,
(iii) to amend the Award 1997 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 700,000, (iv) to amend the Award Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 200,000, (v) to ratify the appointment of Price Waterhouse LLP as independent accountants of Award for the year ending December 31, 1998, and (vi) to transact such other business as may properly come before the Award Annual Meeting or any adjournments or postponements thereof. Proposals
(ii), (iii), (iv) and (v), if approved, are intended to enable Award to conduct its business on a standalone basis until such time as the Merger is consummated and Award becomes a wholly owned subsidiary of Phoenix, or in the event that the Merger is not consummated.

    RECORD DATE AND VOTE REQUIRED

    Only Award shareholders of record at the close of business on May 22, 1998 (the "Award Record Date") are entitled to vote at the Award Annual Meeting. The proposal to approve the Merger will require approval by the affirmative vote of the holders of a majority of the outstanding shares of Award common stock. The other matters being submitted for consideration by the Award shareholders, except the election of the Board of Directors, will require the affirmative vote of the holders of a majority of the shares of Award Common Stock present (in person or by proxy) at the Award Annual Meeting and entitled to vote thereon. The Board of Directors is elected by a plurality vote. See "Award Annual Meeting--Vote Required," "Additional Matters Being Submitted to a Vote of Only Award Shareholders--Proposal Two-- Election of Directors."

    As of the Award Record Date, there were approximately 84 shareholders of record of Award Common Stock and 7,192,485 shares of Award Common Stock outstanding, with each share entitled to one vote on the matter to be acted upon at the Award Annual Meeting, except with respect to the election of directors, which may be by cumulative voting. As of the Award Record Date, approximately 40% of the outstanding Award Common Stock was held by directors and executive officers of Award and their affiliates. See "Award Annual Meeting--Vote Required," "Additional Matters Being Submitted to a Vote of Only Award Shareholders--Proposal Two--Election of Directors."

DISSENTERS' RIGHTS

    Pursuant to California law, holders of Award Common Stock may be entitled to certain dissenters' rights ("Dissenters' Rights") in connection with the Merger. A holder of Award Common Stock who desires to pursue Dissenters' Rights must (i) make a written demand ("Notice") on Award no later than the date of the Award Annual Meeting for the purchase of such shares and (ii) vote against the Reorganization Agreement, all in accordance with the California Corporations Code. See "Award Annual Meeting--Dissenters' Rights," "Terms of the Merger--Dissenters' Rights" and Annex B hereto.

RISK FACTORS

    See "Risk Factors" for a discussion of certain factors pertaining to the Merger and the combined businesses of Phoenix and Award.

REASONS FOR THE MERGER; RECOMMENDATIONS OF BOARDS OF DIRECTORS

    JOINT REASONS

    The Boards of Directors of Phoenix and Award believe that the proposed Merger will afford to each company the complementary strengths of the two individual companies, will provide the Combined Company significant potential advantages, and potentially will enable the Combined Company to address emerging strategic opportunities more quickly and effectively. The potential benefits to the Combined Company include principally the following: (i) the opportunity to utilize more efficiently complementary research and development capabilities of the two companies and to share technology; (ii) the potential to achieve cost reductions through economics of scale and operating synergies; (iii) the broadening and integration of the companies' product lines; (iv) the opportunity to cross-market the two companies' products to a larger customer base and to offer customers a more complete solution to their system enabling and management software needs; (v) the opportunity to expand the worldwide sales and support organization for PC OEMs, peripheral device manufacturers and information appliance manufacturers; and (vi) the combination of the two companies' technical expertise will potentially allow the Combined Company to respond more quickly to technological change and evolving architecture standards.

    PHOENIX'S REASONS

    The Phoenix Board considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Reorganization Agreement, and determined that the Merger provides an opportunity that serves the best interests of Phoenix and its stockholders. The Phoenix Board believes that the Merger may result in a number of benefits to Phoenix and its stockholders, including, among others: the ability to (i) provide a broader set of products to each company's customer groups and to lower future development costs; (ii) provide a greater diversity of technical expertise and more resources to enable the Combined Company to respond to rapid technological change; (iii) compete more effectively with inhouse design teams of larger OEM customers; (iv) work toward a common "look and feel" across product lines; (v) better represent the combined customer base with respect to the development of new standards; (vi) leverage the combined sales and support organizations to provide better geographic support and service; (vii) provide greater opportunities to Phoenix employees; and (viii) provide Phoenix's stockholders the opportunity to participate in the potential growth of the Combined Company. See "Approval of the Merger and Related Transactions--Phoenix's Reasons for the Merger."

    THE PHOENIX BOARD UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND RECOMMENDS A VOTE IN FAVOR OF THE ISSUANCE OF THE SHARES OF PHOENIX COMMON STOCK PURSUANT TO THE REORGANIZATION AGREEMENT.

    AWARD'S REASONS

    The Award Board has unanimously approved the Merger and the Reorganization Agreement because it believes that the terms of the Merger and the Reorganization Agreement are fair to, and in the best interests of, Award and its shareholders and that the Merger will create a stronger combined company with greater potential than either company would have by itself. The potential benefits of the Merger include the following: (i) the potential for increased volume of sales which may result from offering complementary product lines of Award and Phoenix that represent a complete solution to their customers with respect to new technologies; (ii) the opportunity to utilize more efficiently research and development capabilities of the two companies and to share technology; (iii) the opportunity to increase revenues by leveraging the worldwide sales and support organization of the Combined Company and by marketing to an expanded customer base; (iv) the potential to respond more quickly to customers' demand for technological enhancement and innovation; (v) the greater liquidity and diversification of risk offered to the shareholders of Award by an investment in the Combined Company; and (vi) greater opportunities to Award employees in terms of both career directions and geographic flexibility. By capitalizing on this opportunity, the Combined Company could potentially realize improved long-term operating and financial results and a stronger competitive position than the respective companies would have by themselves. See "Approval of the Merger and Related Transactions--Award's Reasons for the Merger."

    THE AWARD BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE REORGANIZATION AGREEMENT AND APPROVAL OF THE MERGER BY THE SHAREHOLDERS OF AWARD.

FAIRNESS OPINIONS

    Broadview Associates LLC ("Broadview") has delivered to the Phoenix Board its written opinion, dated April 13, 1998, to the effect that, as of such date, and subject to the various factors and assumptions set forth therein, the Exchange Ratio was fair from a financial point of view to Phoenix's stockholders. The full text of the opinion of Broadview, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Phoenix Common Stock are urged to, and should, read such opinion in its entirety. See "Approval of the Merger and Related Transactions--Opinion of Phoenix's Financial Advisor" and Annex C hereto.

    BancAmerica Robertson Stephens has delivered to the Award Board its written opinion, dated April 13, 1998, to the effect that, as of such date and subject to the matters set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of Award Common Stock. The full text of the written opinion of BancAmerica Robertson Stephens, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex D to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Award Common Stock are urged to, and should, read such opinion in its entirety. BancAmerica Robertson Stephens' opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Award Common Stock, does not address any other aspect of the Merger or related transactions, and does not constitute a recommendation to any shareholder of Award as to how such shareholder should vote at the Award Annual Meeting. See "Approval of the Merger and Related Transactions--Opinion of Award's Financial Advisor" and Annex D hereto.

INCOME TAX TREATMENT

    The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss generally should be recognized by the holders of shares of Award Common Stock on the exchange of their shares of Award Common Stock solely for shares of Phoenix Common Stock. As a condition to the consummation of the Merger, each of Phoenix and Award will have received an opinion from tax counsel that the Merger will constitute a reorganization under Section 368(a) of the Code. However, all Award shareholders are urged to consult their own tax advisors. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Considerations."

REGULATORY MATTERS

    Consummation of the Merger is subject to compliance with the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). The notifications required under the HSR Act as well as certain other information have been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). On May 20, 1998, requests from the Antitrust Division for additional information and documentary material were timely received by both Phoenix and Award. Phoenix and Award are in the process of complying with such additional requests. The Merger will also need to satisfy the requirements of the federal securities laws and applicable securities and "blue sky" laws of the various states. See "Approval of the Merger and Related Transactions-- Governmental and Regulatory Approvals."

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Phoenix and Award of letters from Ernst & Young LLP, Phoenix's independent accountants, regarding the firm's concurrence with Phoenix management's conclusions as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 ("APB No. 16"), if consummated in accordance with the Reorganization Agreement, and the receipt by Award of a letter from Price Waterhouse LLP, its independent accountants, regarding Price Waterhouse LLP's concurrence with Award's management's conclusions as to the appropriateness of Award being a party to a business combination for which the pooling of interests method of accounting would be available in accordance with APB No. 16. See "Approval of the Merger and Related Transactions--Accounting Treatment" and "Terms of the Merger-- Conditions to the Merger."

THE MERGER

    TERMS OF THE MERGER; EXCHANGE RATIO

    At the Effective Time (as defined below) of the Merger, Merger Sub will merge with and into Award, and Award will become a wholly owned subsidiary of Phoenix. Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger

Sub will be merged into Award with Award remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Award Common Stock, other than shares as to which Dissenters' Rights pursuant to the California Corporations Code have been perfected and shares owned by Merger Sub, Phoenix or any wholly owned subsidiary of Phoenix, will be converted into the right to receive 1.225 shares of Phoenix Common Stock (the "Exchange Ratio"), and each outstanding option, warrant or right to purchase Award Common Stock will be assumed by Phoenix and will become an option, warrant or right to purchase shares of Phoenix Common Stock.

    On April 15, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing prices per share of Phoenix Common Stock and Award Common Stock on Nasdaq were $13.125 and $14.25, respectively. On May 22, 1998, the closing prices per share of Phoenix Common Stock and Award Common Stock on Nasdaq were $10.6875 and $12.00, respectively. See "Comparative Market Price Data." Because the Exchange Ratio is fixed, changes in the market price of Phoenix Common Stock will affect the value of the Phoenix Common Stock to be received by shareholders of Award in the Merger. Phoenix stockholders and Award shareholders are encouraged to obtain current market quotations for Phoenix Common Stock and Award Common Stock prior to the Phoenix Special Meeting and Award Annual Meeting, respectively.

    EFFECTIVE TIME OF THE MERGER

    The Merger will become effective upon the filing of an Agreement of Merger (the "Agreement of Merger") with the Secretary of State of the State of California or at such later time as may be agreed in writing by Phoenix, Award and Merger Sub and specified in the Agreement of Merger (the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date of the Merger (the "Closing Date") and Effective Time will be after the close of business on June 29, 1998. See "Terms of the Merger--Effective Time."

    EXCHANGE OF AWARD STOCK CERTIFICATES

    Promptly after the Effective Time, Phoenix, acting through Boston EquiServe, LP as its exchange agent (the "Exchange Agent"), will deliver to each Award shareholder of record a letter of transmittal with instructions to be used by such shareholder in surrendering certificates which, prior to the Merger, represented shares of Award Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF AWARD COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option, warrant or right to purchase Award Common Stock, whether vested or unvested, will be assumed by Phoenix without any action on the part of the holder thereof and will become an option, warrant or right to purchase Phoenix Common Stock. OPTION AND WARRANT AGREEMENTS NEED NOT BE SURRENDERED. See "Terms of the Merger--Manner and Basis of Converting Shares."

    FORM S-8 REGISTRATION STATEMENT

    No later than two business days after the Closing Date, Phoenix will file a registration statement on Form S-8 under the Securities Act covering the shares of Phoenix Common Stock issuable upon exercise of options to purchase Award Common Stock to be assumed in the Merger. See "Terms of the Merger-- Manner and Basis of Converting Shares."

    STOCK OWNERSHIP FOLLOWING THE MERGER

    Based upon the number of shares of Award Common Stock outstanding and the number of shares issuable upon exercise of outstanding options, warrants or rights to purchase Award Common Stock as of March 31, 1998, and assuming that no Dissenters' Rights are perfected, an aggregate of approximately

8,734,000 shares of Phoenix Common Stock will be issued to Award shareholders in the Merger and Phoenix will assume Award options, warrants or rights exercisable for up to approximately 2,922,000 additional shares of Phoenix Common Stock. Based upon the number of shares of Phoenix Common Stock issued and outstanding as of March 31, 1998, and after giving effect to the issuance of the Phoenix Common Stock as described in the previous sentence, the former holders of Award Common Stock would hold, and have voting power with respect to, approximately 26% of Phoenix's total issued and outstanding shares as of the Effective Time, and holders of former Award options, warrants or rights would hold options, warrants or rights to purchase approximately 9% of Phoenix's total issued and outstanding shares (assuming the exercise of all outstanding options or warrants). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Phoenix or Award changes subsequent to March 31, 1998 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Phoenix or Award at the Effective Time or Phoenix at any time following the Effective Time. See "Terms of the Merger--Stock Ownership Following the Merger."

    BOARD OF DIRECTORS; MANAGEMENT FOLLOWING THE MERGER

    Pursuant to the Reorganization Agreement, the Board of Directors of the Combined Company following the Merger will consist of four (4) members who were members of the Phoenix Board immediately prior to the Effective Time, and two
(2) members, George C. Huang and Anthony Sun, who were members of the Award Board immediately prior to the Effective Time.

    Following the Merger, the principal executive officers of the Combined Company will be as follows: Jack Kay will continue to be President and Chief Executive Officer; George C. Huang will become President of the Award Software subsidiary, Senior Vice President of Strategic Business Development and Vice Chairman of the Board of Directors; David Frodsham will continue to be Vice President and General Manager PC Systems Division; Laurent K. Gharda will become Vice President Corporate Marketing; Robert J. Riopel will continue to be Vice President, Finance, Chief Financial Officer and Treasurer; Craig K. Slayter will continue to be Vice President, Worldwide Field Operations; and Stuart J. Nichols will continue to be Vice President, General Counsel and Secretary. See "Terms of the Merger--Conduct Following the Merger."

    CONDUCT OF BUSINESS PRIOR TO THE MERGER

    Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, each of Award (and each of its subsidiaries) and Phoenix (and each of its subsidiaries) agrees, except (i) as indicated in their respective disclosure schedules or (ii) to the extent that the other of them shall otherwise consent in writing, to conduct its business diligently, in accordance with good commercial practice, in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance with all applicable laws and regulations; to pay its debts and taxes when due subject to good faith disputes over such debts or taxes; to pay or perform other material obligations when due; and to use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. Each of Award and Phoenix have agreed to promptly notify the other of any material event involving its business or operations. In addition, Award and Phoenix have agreed that they shall not, without the prior written consent of the other, perform or engage in certain activities in the conduct of their business and the business of their subsidiaries. See "Terms of the Merger--Conduct of Phoenix's and Award's Business Prior to the Merger."

    NO SOLICITATION

    Under the terms of the Reorganization Agreement, except under certain limited circumstances, each of Phoenix and Award has agreed that it will not engage in certain activities relating to, or which could result in, an acquisition proposal from a third party. See "Terms of the Merger--No Solicitation."

    TERMINATION; FEES

    The Reorganization Agreement may be terminated under certain circumstances. Each of Phoenix and Award has agreed that if the Merger is not consummated under certain circumstances, then it will pay the other $4 million. See "Terms of the Merger--Termination of the Reorganization Agreement" and "-- Break Up Fees."

    CONDITIONS TO THE MERGER

    Consummation of the Merger is subject to certain conditions, including: (i) certain approvals by the shareholders of Award and stockholders of Phoenix in connection with the Merger; (ii) declaration by the SEC of the effectiveness of the Registration Statement; (iii) the absence of any law or order prohibiting consummation of the Merger; (iv) all waiting periods under the HSR Act relating to the transactions contemplated by the Reorganization Agreement shall have expired or terminated early; (v) receipt by Phoenix and Award of legal opinions that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (vi) the shares of Common Stock issuable to shareholders of Award pursuant to the Reorganization Agreement shall have been authorized for listing on Nasdaq; (vii) receipt by Phoenix of a letter from its independent accountants regarding the firm's concurrence with Phoenix management's conclusions as to the appropriateness of pooling of interests accounting for the Merger under APB No. 16 if consummated in accordance with the Reorganization Agreement, and the receipt by Award of a letter from its independent accountants regarding Price Waterhouse LLP's concurrence with Award's management's conclusions as to the appropriateness of Award being a party to a business combination for which the pooling of interests method of accounting would be available in accordance with APB No. 16; (viii) the accuracy of the representations and warranties given by each party in the Reorganization Agreement; (ix) performance of all covenants required by the Reorganization Agreement; and (x) the absence of a material adverse effect with regard to either Phoenix or Award. See "Terms of the Merger--Conditions to the Merger."

    AFFILIATE AGREEMENTS

    Each of the members of the Phoenix Board have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Phoenix Common Stock held by them to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. Each of the members of the Award Board and certain shareholders of Award have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of the Award Common Stock held by them prior to the Merger and the Phoenix Common Stock to be received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. See "Terms of the Merger--Conditions to the Merger" and "--Affiliate Agreements."

    VOTING AGREEMENTS

    Certain directors and other affiliates of Award, who together held approximately 34% of the Award Common Stock outstanding as of the Award Record Date, have entered into voting agreements with Phoenix (the "Voting Agreements") pursuant to which such directors and other affiliates of Award have agreed to vote in favor of the Merger and have granted Phoenix an irrevocable proxy to vote their shares of Award Common Stock in favor of the Merger. See "Terms of the Merger." Certain directors of Phoenix who, as of the Phoenix Record Date together held less than 1% of the Phoenix Common Stock, have entered into voting agreements with Award pursuant to which such directors of Phoenix have agreed to vote in favor of the Merger and have granted Award an irrevocable proxy to vote their shares of Phoenix Common Stock in favor of the Merger. See "Terms of the Merger."

    INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the Award Board with respect to the Reorganization Agreement, holders of Award Common Stock should be aware that members of the Award Board and the executive officers of Award have certain interests in the Merger that are in addition to the interests of holders of Award Common Stock generally. See "Terms of the Merger--Interests of Certain Persons."

    ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND PHOENIX'S CHARTER DOCUMENTS

    Upon consummation of the Merger, the shareholders of Award, a corporation organized under the laws of California, will become stockholders of Phoenix, a corporation organized under the laws of Delaware. Certain provisions of Delaware law applicable to Phoenix may have the effect of delaying, deterring or preventing changes in control or management of Phoenix. The charter documents of Phoenix contain certain additional provisions which may further this effect. Phoenix has adopted a Rights Agreement between Phoenix and the First National Bank of Boston, as Rights Agent, as restated and amended October 31, 1989 (the "Phoenix Rights Plan," and each right under the Phoenix Rights Plan, a "Right"). Pursuant to the Phoenix Rights Plan, each outstanding share of Phoenix Common Stock has a Right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.10 par value, at a purchase price of $30.00, subject to adjustment following the occurrence of certain events, including, but not limited to, ten days after the commencement or announcement of a hostile tender offer which, if consummated, would result in the beneficial ownership by a person or group of 30% or more of the outstanding shares of Phoenix Common Stock. Each share of Phoenix Common Stock issued to the Award shareholders in the Merger will also include a Right pursuant to the Phoenix Rights Plan. The Phoenix Certificate designated 400,000 shares of Series A Junior Participating Preferred Stock for issuance under the Phoenix Rights Plan. In addition, the Phoenix Board has authority to issue up to an additional 100,000 shares of Preferred Stock, par value $0.10, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The issuance of such Preferred Stock could have a dilutive effect upon the stockholders of Phoenix, and could discourage an unsolicited attempt to take over Phoenix. In addition, stockholders of Phoenix will not be eligible to call special meetings, and will not be permitted to take actions by written consent. See "Comparison of Capital Stock."

MARKET AND PRICE DATA

    Phoenix Common Stock is traded on Nasdaq under the symbol "PTEC." On April 15, 1998, the last trading day before the announcement that the parties had executed the Reorganization Agreement, the closing price of Phoenix Common Stock as reported on Nasdaq was $13.125 per share. On May 22, 1998, the closing price of Phoenix Common Stock as reported on Nasdaq was $10.6875 per share. There can be no assurance as to the actual price of Phoenix Common Stock prior to, at or at any time following the Effective Time of the Merger, or in the event the Merger is not consummated.

    Award Common Stock is traded on Nasdaq under the symbol "AWRD." On April 15, 1998, the last day before the announcement that the parties had executed the Reorganization Agreement, the closing price of Award Common Stock as reported on Nasdaq was $14.25 per share. Following the Merger, Award Common Stock will no longer be traded on Nasdaq. On May 22, 1998, the closing price of Award Common Stock as reported on Nasdaq was $12.00 per share. There can be no assurance as to the actual price of Award Common Stock prior to or at the Effective Time of the Merger, or in the event the Merger is not consummated. See "Risk Factors" and "Comparison of Capital Stock."

             SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
                            COMBINED FINANCIAL DATA

    The following selected historical annual financial information of Phoenix and Award has been derived from their respective audited historical financial statements and should be read in conjunction with such consolidated financial statements and notes thereto. The consolidated financial statements for Phoenix for the three years ended September 30, 1997 are incorporated by reference in this Joint Proxy Statement/ Prospectus. The consolidated financial statements for Award for the three years ended December 31, 1997 are contained elsewhere in this Joint Proxy Statement/Prospectus. The selected historical financial information as of March 31, 1998, and for the six month periods ended March 31, 1997 and 1998, for Phoenix have been derived from the unaudited consolidated financial statements of Phoenix, and in the opinion of Phoenix's management reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the unaudited interim financial information. The selected historical financial information as of March 31, 1998, and for the three-month periods ended March 31, 1997 and 1998, for Award have been derived from the unaudited consolidated financial statements of Award, and in the opinion of Award's management reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this unaudited interim financial information. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire fiscal year or any future period. The selected pro forma combined financial information is derived from the unaudited pro forma condensed combined financial statements, and should be read in conjunction with such unaudited pro forma financial statements and the notes thereto included in this Joint Proxy Statement/ Prospectus. For purposes of the pro forma combined statement of income data, Phoenix's consolidated statements of income for the years ended September 30, 1995, 1996 and 1997, and for the six-month periods ended March 31, 1997 and 1998 have been combined with Award's consolidated statements of income for the years ended December 31, 1995, 1996 and 1997, and for the six-month periods ended June 30, 1997 and March 31, 1998. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                     SELECTED HISTORICAL FINANCIAL DATA
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                 ---------------------------------------------------------------------------
                                                                                                          SIX MONTHS ENDED
                                                               YEAR ENDED SEPTEMBER 30,                      MARCH 31,
                                                 -----------------------------------------------------  --------------------
                                                   1993       1994       1995       1996       1997       1997       1998
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
PHOENIX
HISTORICAL CONSOLIDATED STATEMENT OF INCOME
  DATA:
Revenue:
  License fees.................................  $  26,055  $  34,913  $  43,448  $  62,497  $  68,903  $  33,862  $  37,902
  Services.....................................      3,596      5,676      6,493      9,639     13,226      5,714     10,046
  Publishing(1)................................     36,662     45,584         --         --         --         --         --
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenue..............................     66,313     86,173     49,941     72,136     82,129     39,576     47,948
Income from continuing operations(1)(2)........      3,565     19,230      8,815      9,047     15,655      5,379      5,044
Net income.....................................      2,599      6,794      8,815     12,799     15,655      5,379      5,044
Earnings per share(3):
  Basic:
    Income from continuing operations..........  $    0.28  $    1.40  $    0.62  $    0.57  $    0.93  $    0.32  $    0.30
    Net income.................................  $    0.21  $    0.49  $    0.62  $    0.81  $    0.93  $    0.32  $    0.30
    Weighted average shares outstanding........     12,657     13,736     14,191     15,840     16,881     16,814     16,844
  Diluted:
    Income from continuing operations..........  $    0.26  $    1.30  $    0.54  $    0.52  $    0.87  $    0.29  $    0.29
    Net income.................................  $    0.19  $    0.46  $    0.54  $    0.73  $    0.87  $    0.29  $    0.29
    Weighted average shares outstanding........     13,704     14,755     16,231     17,436     18,025     18,264     17,542

                                                                         AS OF SEPTEMBER 30,                      AS OF
                                                        -----------------------------------------------------   MARCH 31,
                                                          1993       1994       1995       1996       1997        1998
                                                        ---------  ---------  ---------  ---------  ---------  -----------
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
  Cash and short-term investments.....................  $   8,122  $  33,889  $  32,944  $  57,039  $  47,537   $  60,426
  Working capital.....................................     15,301     28,586     36,796     63,536     68,967      71,540
  Total assets........................................     51,616     63,235     62,390    113,549    128,811     116,334
  Long-term debt......................................         --         --         --         --         --          --
  Stockholders' equity................................     31,481     39,446     50,418     89,577    103,727      96,974

                                                               SELECTED HISTORICAL FINANCIAL DATA
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                      -------------------------------------------------------------------------------------
                                                                                      AWARD
                                                       --------------------------------------------------------------------
                                                                                                                    THREE
                                      PREDECESSOR(4)                                                               MONTHS
                                      ---------------                                                               ENDED
                                        SIX MONTHS      SIX MONTHS             YEAR-ENDED DECEMBER 31,            MARCH 31,
                                           ENDED           ENDED      ------------------------------------------  ---------
                                       JULY 1, 1993    DEC. 31, 1993    1994       1995       1996       1997       1997
                                      ---------------  -------------  ---------  ---------  ---------  ---------  ---------
AWARD
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software license fees.............     $   1,763       $   1,903    $   5,585  $   6,989  $  11,721  $  19,502  $   4,036
  Engineering services..............            47             107          161        239        472      2,366        347
  Related parties(5)................            --              50          972      1,902      1,878      1,499        645
                                            ------     -------------  ---------  ---------  ---------  ---------  ---------
    Total revenues..................         1,810           2,060        6,718      9,130     14,071     23,367      5,028

Net income (loss)...................          (655)         (1,178)       1,258      1,165      2,885      4,680        892
Earnings per share:(3)
  Basic net income (loss) per
    share...........................                     $   (0.31)   $    0.33  $    0.28  $    0.54  $    0.68  $    0.13
  Weighted average common shares....                         3,842        3,842      4,136      5,335      6,867      6,792
  Diluted net income (loss) per
    share...........................                     $   (0.31)   $    0.33  $    0.25  $    0.47  $    0.61  $    0.12
  Weighted average number of common
    and common equivalent shares....                         3,842        3,842      4,650      6,095      7,705      7,701


                                        1998
                                      ---------
AWARD
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software license fees.............  $   5,261
  Engineering services..............        679
  Related parties(5)................        466
                                      ---------
    Total revenues..................      6,406
Net income (loss)...................      1,148
Earnings per share:(3)
  Basic net income (loss) per
    share...........................  $    0.16
  Weighted average common shares....      6,963
  Diluted net income (loss) per
    share...........................  $    0.15
  Weighted average number of common
    and common equivalent shares....      7,670

                                                                                          AWARD
                                                            ------------------------------------------------------------------
                                           PREDECESSOR(4)
                                           ---------------                   AS OF DECEMBER 31,                       AS OF
                                                AS OF       -----------------------------------------------------   MARCH 31,
                                            JULY 1, 1993      1993       1994       1995       1996       1997        1998
                                           ---------------  ---------  ---------  ---------  ---------  ---------  -----------
HISTORICAL CONSOLIDATED BALANCE SHEET
  DATA:
  Cash and cash equivalents..............     $     156     $     280  $   1,374  $   6,498  $  23,248  $  24,631   $  25,604
  Working capital (deficit)..............        (1,189)       (1,113)     1,173      6,642     23,792     27,416      28,507
  Total assets...........................         1,088         1,807      3,119      9,083     28,410     34,381      36,109
  Shareholders' equity (deficit).........        (1,099)         (468)     1,695      7,169     25,091     29,812      31,179

------------------------------
(1) In fiscal 1994, Phoenix sold 80% of its Publishing Division to Softbank Corporation of Japan for cash payments of $30 million. A pre-tax gain was recognized on the sale of approximately $23.5 million.

(2) Also in fiscal 1994, Phoenix sold all the assets of its Printer Software Division to Xionics Document Technologies, Inc. ("Xionics") in return for a promissory note and shares of Xionics common stock. A loss on the disposal of $10.6 million was recorded as a loss from discontinued operations. During fiscal 1995 and 1996, Phoenix made an additional loan to Xionics, exchanged a portion of the note for additional common shares and reflected certain adjustments to the purchase price in the note balance. In September 1996, Xionics completed an initial public offering of its common stock and repaid the net amount due to Phoenix. Phoenix sold 500,000 of its Xionics shares in the offering. The amounts received were recorded as a gain on disposal of discontinued operations, net of income taxes, to the extent such amounts were previously written off by a charge to discontinued operations. The balance of the amount received of $294,000 represents investment income and was recorded as other income. In fiscal 1997, Phoenix sold 250,000 additional shares of Xionics common stock for a realized gain of $3,217,000, which was recorded as other income.

(3) Phoenix and Award implemented the provisions of Statement of Financial Accounting Standards Board (SFAS) No. 128 "Earnings Per Share" as of October 1, 1997, and January 1, 1998, respectively. Phoenix's and Award's earnings per share for all periods before implementation have been restated, as required, to conform to the computation provisions of SFAS No. 128.

(4) The Consolidated Financial Information as of and for the six months ended June 30, 1993 are related to Award's predecessor, Award Software, Inc. (the "Predecessor").

(5) Related parties revenues include software licenses and non-recurring engineering services sold to certain of Award's common shareholders.

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        SIX MONTHS ENDED
                                                                        YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                                                     -------------------------------  --------------------
                                                                       1995       1996       1997       1997       1998
                                                                     ---------  ---------  ---------  ---------  ---------
COMBINED STATEMENT OF INCOME DATA(1)(2):
Revenue:
  License fees.....................................................  $  51,521  $  75,366  $  89,884  $  43,035  $  50,502
  Services.........................................................      7,550     10,841     15,612      6,771     11,387
                                                                     ---------  ---------  ---------  ---------  ---------
    Total revenue..................................................     59,071     86,207    105,496     49,806     61,889

Income from continuing operations..................................      9,980     11,932     20,335      7,271      7,852
Net income.........................................................      9,980     15,684     20,335      7,271      7,852
Earnings per share:
  Basic:
    Income from continuing operations..............................  $    0.52  $    0.53  $    0.80  $    0.29  $    0.31
    Net income.....................................................  $    0.52  $    0.70  $    0.80  $    0.29  $    0.31
    Weighted average shares outstanding............................     19,258     22,375     25,293     24,757     25,353
  Diluted:
    Income from continuing operations..............................  $    0.46  $    0.48  $    0.74  $    0.27  $    0.29
    Net income.....................................................  $    0.46  $    0.63  $    0.74  $    0.27  $    0.29
    Weighted average shares outstanding............................     21,927     24,902     27,464     27,151     26,939

                                                                                                         AS OF
                                                                                                    MARCH 31, 1998
                                                                                                    ---------------
COMBINED BALANCE SHEET DATA(1)(2):
  Cash and short-term investments.................................................................     $  86,030
  Working capital.................................................................................        94,247
  Total assets....................................................................................       151,643
  Long-term debt..................................................................................            --
  Stockholders' equity............................................................................       121,553

------------------------------

(1) Phoenix expects to incur charges to operations related to the Merger currently estimated to be between $6 million and $9 million in the quarter ending June 30, 1998, the quarter in which the merger is expected to be consummated, and in subsequent periods. These charges include direct transaction costs, primarily for financial advisory and legal fees, and costs associated with combining the operations of the two companies, primarily related to redundant assets and facilities. An estimated charge of $7.5 million (the midpoint of the above range), less estimated income tax benefits of $0.9 million, is reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet Data, but is not reflected in the Unaudited Pro Forma Condensed Combined Statement of Income Data. This range is a preliminary estimate only, and is, therefore, subject to change.

(2) The Unaudited Pro Forma Condensed Combined Statements of Income combine Phoenix's historical results of operations for the fiscal years ended September 30, 1995, 1996 and 1997, and for the six-month periods ended March 31, 1997 and 1998, with Award's historical results of operations for the years ended December 31, 1995, 1996 and 1997, and for the six-month periods ended June 30, 1997 and March 31, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet combines Phoenix's balance sheet as of March 31, 1998 with Award's balance sheet as of the same date.

                                  RISK FACTORS

    THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY HOLDERS OF AWARD COMMON STOCK IN EVALUATING WHETHER TO APPROVE AND ADOPT THE REORGANIZATION AGREEMENT, AND BY HOLDERS OF PHOENIX COMMON STOCK IN EVALUATING WHETHER TO APPROVE THE ISSUANCE OF PHOENIX COMMON STOCK PURSUANT TO THE REORGANIZATION AGREEMENT. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS INCLUDING THE FACTORS DISCUSSED IN PHOENIX'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1997.

RISKS RELATED TO MERGER

    DIFFICULTIES OF INTEGRATING TWO COMPANIES. The successful combination of Phoenix and Award will require substantial attention from management. The anticipated benefits of this Merger will not be achieved unless the operations of Award are successfully combined with those of Phoenix in a timely manner and the Combined Company is able to realize the expected cost savings and other operating efficiencies. The difficulties of assimilation may be increased by the need to integrate personnel and to combine different corporate cultures. The diversion of the attention of management and any difficulties encountered in the transition process could have an adverse effect on the revenues and operating results of the Combined Company. The successful combination of the two companies will also require integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have a material adverse effect on their combined operations. There can be no assurance that the Combined Company will realize the expected cost savings and other operating efficiencies or that it will be able to retain and successfully integrate its key management, technical, sales and customer support personnel, or that it will realize any of the anticipated benefits of the Merger. See "Approval of the Merger and Related Transactions--Joint Reasons for the Merger."

    RISKS ASSOCIATED WITH FIXED EXCHANGE RATIO. As a result of the Merger, each outstanding share of Award Common Stock will be converted into the right to receive 1.225 shares of Phoenix Common Stock. Because the Exchange Ratio is fixed, the number of shares to be received will not increase or decrease due to fluctuations in the market price of either Phoenix Common Stock or Award Common Stock. The specific value of the consideration to be received by Award shareholders in the Merger will depend on the market price of Phoenix Common Stock at the Effective Time. In the event that the market price of Phoenix Common Stock decreases or increases prior to the Effective Time, the market value at the Effective Time of the Phoenix Common Stock to be received by Award shareholders in the Merger would correspondingly decrease or increase. The market prices of Phoenix Common Stock and Award Common Stock as of a recent date are set forth herein under "Summary--Market and Price Data," and "Comparative Market Price Data." Phoenix stockholders and Award shareholders are advised to obtain recent market quotations for Phoenix Common Stock and Award Common Stock. Phoenix Common Stock and Award Common Stock historically have been subject to substantial price volatility. No assurance can be given as to the market prices of Phoenix Common Stock or Award Common Stock at any time before the Effective Time or as to the market price of the common stock of the Combined Company at any time thereafter. See "Summary--Market and Price Data," "Comparative Market Price Data," and "Comparison of Capital Stock."

    RISKS ASSOCIATED WITH GOVERNMENT APPROVALS. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, prohibit the completion of the Merger until expiration or termination of a waiting period. On May 20, 1998, requests from the Antitrust Division for additional information and documentary material were timely received by both Phoenix and Award. Phoenix and Award are in the process of complying with such additional requests, which may entail the incurrence of substantial expenses. It is possible that governmental authorities may impose conditions or remedial actions for granting approval under the HSR Act. However, under the terms of the

Reorganization Agreement or otherwise, neither Phoenix nor Award is obligated to agree to such conditions or actions in order to facilitate the consummation of the Merger. These can be no assurance that the consummation of the Merger will not be delayed by reason of the HSR Act, or that failure to resolve antitrust objections to the Merger on favorable or timely terms and conditions would not lead to termination of the Reorganization Agreement.

    SUBSTANTIAL EXPENSES RESULTING FROM THE MERGER. The negotiation and implementation of the Merger will result in aggregate pre-tax expenses to Phoenix and Award estimated at approximately $4 to $5 million, primarily relating to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants. Although the companies do not believe that the costs will exceed the aforementioned amount, there can be no assurance that the companies' estimate is correct or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies. In particular, such expenses may increase substantially if the companies are required to respond to requests for further information with respect to the companies' filings under the HSR Act. In any event, costs associated with the Merger are expected to negatively impact results of operations in the quarter in which the transaction closes and in subsequent quarters.

    DEPENDENCE ON RETENTION AND INTEGRATION OF KEY MANAGEMENT. The success of the Combined Company is dependent on the retention and integration of the management of Phoenix and Award. While the Combined Company intends to implement management retention arrangements for all members of Award's senior management, there can be no assurance that such senior management personnel will remain with the Combined Company. The loss of services of a significant number of these individuals or of the other key members of the Combined Company's management team could adversely affect the Combined Company's business and financial results.

    In addition, the future success of the Combined Company is dependent, in part, on its ability to retain and attract additional skilled personnel in all areas of its business on a worldwide basis. Competition for such personnel is intense. There can be no assurance that the Combined Company will be able to retain its existing key management, engineering and sales personnel or attract additional qualified employees in the future. This could be particularly significant if the Combined Company needs to hire, train and assimilate a large number of new employees. A failure to retain or attract qualified employees could materially adversely affect the business and financial results of the Combined Company.

RISKS RELATED TO BUSINESS AND OPERATIONS

    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. Phoenix's and Award's quarterly operating results have fluctuated in the past, and the Combined Company's operating results are expected to fluctuate in the future. The Combined Company's operating results will be dependent on many factors, including the economic conditions in the PC and information appliance industry, the size and timing of the receipt of orders from customers, customer cancellations or delays of shipments, the Combined Company's ability to develop, introduce and market new and enhanced products on a timely basis, the introduction of new products by competitors, changes in average selling prices and product mix, and exchange rate fluctuations, among others. The Combined Company's expense levels will be based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results could be adversely affected. The Combined Company's results of operations for a particular quarter could be adversely affected if anticipated orders are not received in time to permit shipment during such quarter or, if anticipated shipments are delayed or canceled by one or more customers. There can be no assurance that these and other factors will not materially adversely affect the Combined Company's future business and financial results.

    DEPENDENCE ON THE UNDERLYING PC INDUSTRY; DEPENDENCE ON CURRENT PC INDUSTRY STANDARDS. The demand for both Phoenix's and Award's system management software depends, and the demand for the Combined Company's system management software will depend, principally on demand in the PC and information appliance market. Sales of PCs and information appliances fluctuate substantially from time to time based on numerous factors, including general economic conditions, new hardware and software product introductions, demand for new applications, shortages of key components and seasonality. Further, the PC and information appliances market is extremely competitive and characterized by rapid and frequent price reductions, resulting in pressure on suppliers to lower costs and maintain competitive pricing. These conditions may adversely affect the Combined Company's aggregate revenues and operating results, and no assurance can be given that the Combined Company's revenue and operating results will not be adversely affected by future downturns in the PC and information appliance market. Even during periods of reduced revenues, in order to remain competitive, the Combined Company will be required to continue to invest in research and development and to maintain extensive ongoing worldwide customer service and support capability which could adversely affect its financial results.

    In addition, Phoenix's and Award's PC system management software to date has been developed primarily to support microprocessors designed by or compatible with Intel Corporation and Microsoft Corporation's Windows operating system software. If the PC market shifted away from Intel-compatible microprocessors or Microsoft operating system software, the Combined Company could experience increased product development costs and/or diminished revenues, which could have an adverse effect on the Combined Company's business, financial condition and results of operations.

    IMPORTANCE OF MICROSOFT AND INTEL. For a number of years, Phoenix and Award have worked closely with Microsoft Corporation and Intel Corporation in developing standards for the PC industry. In addition, Phoenix supplies its system level software technology to Intel, and Award supplies its system level software technology to the OEM motherboard market, which incorporates Intel standards. There can be no assurance, however, that either Microsoft or Intel will not develop alternative product strategies which could conflict with the Combined Company's product plans and marketing strategies and, accordingly, adversely affect the Combined Company's business, financial condition and results of operations. Both Intel and Microsoft, in their endeavors to add value, may incorporate features or functions currently provided by Phoenix or Award either within the microprocessor or within the operating system. Therefore, the Combined Company must continually create new features and functions to sustain as well as increase its added value to OEMs. There can be no assurances that the Combined Company will be successful in these efforts.

    DEPENDENCE ON NEW PRODUCTS AND PROCESSES; RAPID TECHNOLOGICAL CHANGE. Both Phoenix and Award believe that the future success of the Combined Company will depend in part upon its ability to develop and successfully introduce new products and to continue to enhance existing products that meet the needs of its current and future customers. Due to the risks inherent in transitioning to new products, the Combined Company will be required to accurately forecast demand for new products while managing the transition from older products. If new products have reliability or quality problems, the Combined Company may experience lower than anticipated orders, delays in acceptance or payment, or additional service and warranty expense. In the past, both Phoenix and Award have experienced delays as well as reliability and quality problems in connection with product introductions, resulting in some of these consequences. There can be no assurance that the Combined Company will successfully develop and manufacture new products, or that new products introduced by the Combined Company will be accepted in the marketplace. If the Combined Company does not successfully introduce new products, the Combined Company's results of operations will be materially adversely affected.

    In addition, both Phoenix and Award expect the Combined Company to continue to make significant investments in research and development. There can be no assurance that future technologies, processes or product developments will not render the Combined Company's current product offerings obsolete or that the Combined Company will be able to develop and introduce new products or enhancements to its existing products which satisfy customer needs in a timely manner or achieve market acceptance. The failure to do so could adversely affect the Combined Company's business, financial condition or results of operations.

    HIGHLY COMPETITIVE INDUSTRY. The markets for Phoenix's and Award's products are, and the markets for the Combined Company's products will continue to be, highly competitive. Each of Phoenix and Award has experienced and expects to continue to experience substantial competition throughout the world. Both Phoenix and Award believe that to remain competitive, the Combined Company will require significant financial resources in order to offer a broad range of products, to maintain customer service worldwide, and to invest in product research and with development. Phoenix and Award compete with other independent suppliers of system level software products as well as in-house research and development departments of PC manufacturers and OEMs. Many of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer service and support capabilities than either Phoenix or Award have or the Combined Company will have. The Combined Company expects its competitors to continue to enhance their current products and to introduce new products and processes with improved price and performance characteristics. No assurance can be given that the Combined Company will be able to compete successfully worldwide and the failure to do so will have a material adverse effect on the Combined Company's future business, financial condition and results of operations.

    IMPORTANCE OF INTERNATIONAL SALES. International sales accounted for 52%, 55% and 63% of Phoenix's net sales for fiscal years 1995, 1996 and 1997, respectively, and 68%, 71% and 55% of Award's net sales for years 1995, 1996 and 1997, respectively. Both Phoenix and Award expect that international sales will continue to represent a significant percentage of net sales of the Combined Company. The future performance of the Combined Company will be dependent, in part, upon its ability to continue to compete successfully in Asia, one of the largest areas for the sale of systems level software. The Combined Company's ability to compete in this area in the future is dependent upon the continuation of favorable trading relationships between the region (especially Japan and Taiwan) and the United States and the continuing ability of the Combined Company to maintain satisfactory relationships with leading PC manufacturers in the region. International sales and operations may be adversely affected by the imposition of governmental controls, restrictions on export technology, political instability, trade restrictions, changes in tariffs, and the difficulties associated with staffing and managing international operations. In addition, international sales may be adversely affected by the economic conditions in each country. The net sales and income from the Combined Company's international business may be affected by fluctuations in currency exchange rates. Although both Phoenix and Award license products in U.S. dollars in most contracts and attempt to manage near term currency risks through "hedging," and the Combined Company is expected to do the same, there can be no assurance that such efforts will be adequate. The failure of the Combined Company to compete successfully internationally, or the existence of any of the foregoing factors, could have a material adverse effect on the Combined Company's future business, financial condition and results of operations.

    DEPENDENCE ON KEY CUSTOMERS. Phoenix's customer base consists principally of large OEMs in the PC market and the Combined Company's customer base is expected to continue to consist of such customers. The loss of any key customer and the inability of the Combined Company to replace revenues provided by a key customer could have a material adverse effect on the Combined Company's business, financial condition and results of operations. In addition, Phoenix maintains significant receivable balances with major OEMs and the Combined Company is expected to continue to maintain significant receivable balances. If these OEMs fail to meet their payment obligations, the Combined Company's business, financial condition and results of operations could be materially adversely affected.

    INTELLECTUAL PROPERTY MATTERS. Both Phoenix's and Award's success depends substantially on their proprietary technology. While the Combined Company will attempt to protect its proprietary technology through patents, copyrights and trade secrets, there can be no assurance that the Combined Company will be able to do so or that competitors will not be able to develop similar technology independently. Phoenix and Award currently have a limited number of United States patents and foreign patents and patent applications. There can be no assurance that any patent applications will result in issued patents or that any patents issued to Phoenix, Award or the Combined Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to Phoenix, Award or to the Combined Company.

    POTENTIAL VOLATILITY OF COMMON STOCK PRICE. The market price of Phoenix Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, shortfalls in revenues or earnings from levels expected by securities analysts and other factors such as announcements of technological innovations or new products by the Combined Company or by the Combined Company's competitors, government regulations, or developments in patent or other proprietary rights. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as economic conditions generally in the PC and information appliance industry, may adversely affect the market price of the Phoenix Common Stock.

    POTENTIAL ANTI-TAKEOVER EFFECTS. Certain provisions of the Phoenix Rights Plan, the Phoenix Certificate and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Combined Company. In addition to the 400,000 shares of Series A Junior Preferred Stock issuable pursuant to the Phoenix Rights Plan, the Combined Company Board will have the authority to issue up to 100,000 shares of Preferred Stock without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Combined Company without further action by the stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock of the Combined Company. Such effects could result in a decrease in the market price of the Combined Company's common stock. In addition, stockholders of the Combined Company will not be eligible to call special meetings of stockholders, and stockholders will not be permitted to take actions by written consent. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the common stock of the Combined Company. Such provisions may also inhibit increases in the market price of the common stock of the Combined Company that could result from takeover attempts. See "Comparison of Capital Stock."

AWARD BUSINESS RISKS

    DEPENDENCE ON THE UNDERLYING PC INDUSTRY; DEPENDENCE ON CURRENT PC INDUSTRY STANDARDS. The demand for the Award's system management software depends principally on (i) motherboard manufacturers and other customers licensing Award's software rather than developing their own system management software,
(ii) market acceptance of the products incorporating Award's software sold by Award's OEM customers, (iii) the emergence of new PC technologies that require system management software solutions to provide functionality, user value and performance, and (iv) the technological competence of Award's core products. Sales of motherboards and PCs fluctuate substantially from time to time based on numerous factors, including general economic conditions in the markets for Award's customers' products, new hardware and software product introductions, demand for new applications, shortages of key components and seasonality. Further, the markets in the PC industry are extremely competitive and characterized by rapid and frequent price reductions.

    The introduction of new hardware architectures, microprocessors, peripheral equipment and operating systems within the PC industry has increased the complexity, time to market and total cost of ownership. A number of computer manufacturers, including IBM Corporation ("IBM"), Dell and Compaq, develop some of their own BIOS products to achieve compatibility with and integrate new technologies into their products. While Award believes that price and time-to-market pressures will continue to foster a trend among its customers and potential customers to out-source system management software requirements to third parties, there can be no assurance that this trend will continue or will not reverse itself, which would have a material adverse effect on Award's business, financial condition and results of operations. See "Information Concerning Award--Industry Background" and "--Award Strategy."

    Award's software to date has been primarily based on central processing units ("CPUs") designed by or compatible with those of Intel and operating system software designed by Microsoft. If the market for Intel and Intel-compatible CPUs with x86 architecture is materially diminished or if another CPU, such as Motorola's PowerPC, achieves a high degree of success, demand for Award's current software would be reduced. In addition, most of Award's software has been installed on computers using Microsoft's MS/ DOS or Windows operating systems. If Microsoft's operating systems cease to be the dominant operating systems for the PC industry, or if PC manufacturers use other operating systems, which are not compatible with MS/DOS or Windows, Award could experience increased product development costs and/or diminished revenues.

    CONCENTRATION OF REVENUES FROM DESKTOP BIOS. Award depends on sales of desktop BIOS to Taiwanese and Hong Kong motherboard manufacturers for a substantial majority of its revenues. Award has not generated substantial revenues from the sale of other products to date, including sales of mobile PC products. If sales of Award's desktop BIOS decline for any reason, or if the average price of desktop BIOS declines as the trend toward sub-$1,000 PCs ("Segment Zero") continues, Award's business, financial condition and results of operations would be adversely affected unless Award is able to replace those sales with increased sales of other products. Sales of desktop BIOS could decline for a number of reasons, including a shift in the market for PCs away from desktop PCs in favor of mobile PCs and a delay in expected new hardware and software technologies from Intel and Microsoft.

    COMPETITION FROM SYSTEM MANAGEMENT SOFTWARE COMPANIES AND OTHER PARTICIPANTS, INCLUDING MICROSOFT AND INTEL, IN THE PC INDUSTRY. The markets for Award's software are highly competitive. Award faces competition primarily from other system management software companies, including American Megatrends, Inc. ("AMI"), Phoenix and SystemSoft Corporation ("SystemSoft"), as well as in-house software development staffs of current and prospective customers. Certain of the companies with which Award competes or may in the future compete have substantially greater financial, marketing, sales and support resources and greater brand name and technology leadership recognition than Award. There can be no assurance that Award will be able to develop software comparable or superior to software offered by its competitors. In addition, the PC market experiences intense price competition and Award expects that, to remain competitive, it may have to decrease unit prices on some or all of its software products. Any such decrease would have a material adverse effect on Award's business, financial condition and results of operations.

    Award believes that interdependencies may develop between system management software companies and their customers, which would need to be overcome to replace an entrenched competitor. While Award believes that such entrenchment may benefit Award in its existing relationships with key participants in the desktop PC market, customer entrenchment may make it more difficult for Award to displace entrenched competitors or increase market presence, particularly in the mobile PC market, where competitors may already have strong relationships with certain mobile PC manufacturers. Intel has entered into formal agreements with, and has become a significant shareholder in, Phoenix and SystemSoft. In addition, SystemSoft has entered into agreements with Microsoft, IBM and Compaq to license its PC Card software.

    Operating system software vendors may in the future enter Award's primary markets as direct competitors or may incorporate enough features into their products to reduce the need for Award's products. Microsoft includes basic PC Card software in its Windows 95 operating system and announced the inclusion of full PC Card software support in its next generation Windows 98 and Windows NT
5.0 operating systems. Microsoft's recently released Windows CE 2.0 operating system includes embedded toolkit software that incorporates system management software features and some PC Card capabilities. As software developers provide greater functionality and features, user value and performance in their products that eliminate or reduce the need for Award's system management software, the market for Award's products could be materially diminished. In addition, chipset manufacturers, including Intel, may increase their presence in the motherboard manufacturing market, which may have an adverse effect on Award's OEM customers. There can be no assurance that other participants in the PC industry will not develop products and solutions that reduce the demand or obviate the need for Award's products. See "Information Concerning Award--Competition."

    ABILITY TO RESPOND TO RAPID TECHNOLOGICAL CHANGE. The market for system management software is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The general trend in the PC industry is toward shorter product life cycles, resulting in rapid product and technology obsolescence. The life cycle of Award's products is highly dependent on the life cycles of the products sold by its customers, who are primarily in the desktop PC industry. Although Award's core products, specifically, the desktop and embedded device BIOS, PC Card software and embedded system enabling products, may have a life cycle as long as several years, specific customized adaptations of Award's core products are generally expected to have a life cycle of six months to one year. Award's future success will depend on its ability to enhance its core software and to develop and introduce new software that keeps pace with technological developments and evolving industry standards, as well as its ability to respond to its customers' and end-users' demand for greater features and functionality. Award is currently developing certain technologies that it will need to remain competitive. There can be no assurance that Award will be successful in developing such enhancements or new software, or, even if successful, that it will not experience delays in achieving such developments. Any failure or delay by Award to develop such enhancements or new software or the failure of its software to achieve market acceptance would adversely affect Award's business, financial condition and results of operations. In addition, there can be no assurance that products or technologies developed by others will not render Award's software or technologies non-competitive or obsolete. See "Information Concerning Award--Industry Background" and "--Product Development."

    DEPENDENCE ON KEY CUSTOMER RELATIONSHIPS; CONCENTRATION OF CREDIT
RISK. Award believes that its success to date has been largely due to its relationship with participants in the desktop PC industry, particularly OEMs in the desktop PC market. Award works closely with its customers to provide quick response to their product design needs and assists them in evaluating new technological developments as they affect future products and enhancements to be sold by Award's customers. The loss of any one of these strategic relationships or any other significant customer in the PC industry could adversely affect Award's product development efforts, business, financial condition and results of operations.

    Award's customer base consists primarily of motherboard manufacturers and OEMs in the desktop PC market, and as a result Award maintains individually significant receivable balances from these customers. If these customers fail to satisfy their payment obligations, Award's business, financial condition and results of operations would be adversely affected.

    UNCERTAIN ACCEPTANCE IN NEW AND DEVELOPING MARKETS. Award's future success is dependent on customer acceptance of new products and penetration of markets outside the desktop PC market. There can be no assurance that Award will be able to expand its products and technologies into the mobile PC, embedded device and network computing and Internet markets or that Award will be able to increase its market presence in the desktop PC market. Expansion of Award's software and technology into the mobile PC market will depend primarily on Award's ability to replace entrenched competitors. Penetration of markets outside the desktop PC market, such as the embedded device market, will depend upon the development and availability of system management software providing the necessary functionality and customer acceptance of such new technology. There can be no assurance that Award will be able to develop or obtain from third parties the necessary software and technology to penetrate these markets, or that, if such software and technology are developed by Award or obtained from third parties through licensing, which may include payments of license fees or royalties in advance, Award will be able to successfully distribute such products. There can be no assurance that such products will not be developed by others, rendering Award's products non-competitive or obsolete. There can be no assurance that Award will not experience difficulties that could delay or prevent the successful development, introduction and marketing of such new products, or that such products will achieve market acceptance. In addition, there can be no assurance that the introduction of Microsoft Windows CE into the embedded device and Internet appliance market will not have a material impact on Award's new products for these markets.

    Any increase in the demand for Award's embedded device products is dependent upon the increasing use and complexity of embedded computer systems in new and traditional products. No assurance can be given that this trend will continue or, even if it does, that Award will be able to design system management software that will address the unique requirements of the embedded device market. Further, since Award's experience and expertise are based on Intel x86 architecture, Award's success in the embedded device market is significantly dependent on Intel's continued commitment to, and the increased presence of x86 architecture in, this market. There can be no assurance that Intel will not de-emphasize or withdraw its support of the embedded device market, or that the trend toward x86 architecture in the embedded device market will continue, any of which could result in a material adverse effect on Award's growth strategies, financial condition and results of operations.

    Certain of the markets for Award's existing and future products, such as the Internet and private internet protocol networks ("Intranet"), have only recently begun to develop and are rapidly evolving. Demand and market acceptance for recently introduced or developing products are subject to a high level of uncertainty and risk. Critical issues concerning the commercial use of the Internet remain unresolved and could adversely affect the growth of Internet use. There can be no assurance that commerce and communication over the Internet or Intranet will become widespread, or that Award's planned products addressing the Internet and Intranet markets will become widely accepted. Because these markets for Award's existing and developing products are new and rapidly emerging, it is difficult to predict the future growth rate, if any, and size of these markets. There can be no assurance that such markets for Award's existing and developing products and technology will develop or that such products will be accepted. If these markets fail to develop, develop more slowly than anticipated or become saturated with competitors, or if Award's products do not obtain customer acceptance, Award's business, financial condition and results of operations could be materially adversely affected. See "Information Concerning Award--Award Strategy."

    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY. Award has experienced and expects to continue to experience fluctuations in its quarterly results of operations. Award's revenues are affected by a number of factors, including the demand for PCs and embedded devices, timing of new product introductions, product mix, volume and timing of customer orders, activities of competitors and the ability of Award to penetrate new markets. Award's business is seasonal with revenues generally increasing in the fourth quarter as the result of increased PC shipments during the holiday season. Consequently, during the three quarters ending in March, June and September, Award has historically not been as profitable as in the quarter ending in December. In addition, Award's profits have historically decreased in the first quarter of each year as compared with the fourth quarter of the previous year. Award generally ships orders as they are received and, as a result, has little or no backlog. Quarterly revenues and results of operations therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Because Award's staffing and other operating expenses are based on anticipated revenues, delays in the receipt of orders can cause significant variations in results of operations from quarter to quarter. Award also may choose to reduce prices, increase spending in response to competition or pursue new market opportunities, each of which decisions may adversely affect Award's business, financial condition and results of operations. Therefore, Award believes that period-to-period comparisons of its revenues and operating results are not necessarily meaningful and should not be relied upon as indicators of future performance.

    Due to all of the foregoing factors, it is likely that in some future quarters Award's operating results will be below the expectations of public market analysts and investors. Regardless of the general outlook for Award's business, the announcement of quarterly results of operations below analyst and investor expectations is likely to result in a decline in the trading price of Award's Common Stock.

    VARIATIONS IN OPERATING RESULTS. The revenue growth rates experienced by Award to date may not be indicative of future growth rates and there can be no assurance that Award will remain profitable in the future. Future results of operations may fluctuate significantly based on numerous factors including the demand for PCs and embedded devices, the timing of new product introductions, product mix, volume and timing of customer orders, activities of competitors and the ability of Award to penetrate new markets. The volume and timing of new contracts and delays in the achievement of milestones could have a significant impact on operating results for a particular quarter. In addition, the delay of Windows 98 by Microsoft could slow the growth of the PC market until such time as that product is released.

    DEPENDENCE ON KEY PERSONNEL; ABILITY TO ATTRACT AND RETAIN KEY TECHNICAL EMPLOYEES. Award's success to date has depended to a significant extent upon a number of key management and technical employees. The loss of services of one or more of these key employees, particularly George C. Huang, Award's Chairman of the Board, President and Chief Executive Officer; and Lyon T. Lin, General Manager, Taiwan and President, Award Software Hong Kong Limited, Taiwan Branch, could have a material adverse effect on Award's business, financial condition and results of operations. Except for two employees in the U.S. and all employees in Germany, none of Award's employees is party to an employment agreement with Award. Award believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, management and sales and marketing personnel. Moreover, because the development of Award's software requires knowledge of computer hardware, operating system software, system management software and application software, key technical personnel must be proficient in a number of disciplines. Competition for such technical personnel is intense, and the failure of Award to hire and retain talented technical personnel or the loss of one or more key employees could have an adverse effect on Award's business, financial condition and results of operations.

    Future growth, if any, of Award will require additional engineering, sales and marketing, and financial and administrative personnel to expand customer services and support and to expand operational and financial systems. There can be no assurance that Award will be able to attract and retain the necessary personnel to accomplish its growth strategies or that it will not experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion. If Award's management is unable to manage growth effectively, Award's business, financial condition and results of operations could be adversely affected.

    MANAGEMENT OF GROWTH. The growth of Award's business and, in particular, Award's customer base, has placed, and is expected to continue to place, a strain on Award's management systems and resources. Award's ability to compete effectively and manage future growth, if any, will require Award to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train and manage its work force. There can be no assurance that Award will be able to do so successfully, and the failure to do so would have a material adverse effect upon Award's business, financial condition and results of operations. Award's success will depend to a significant degree on the ability of its executive officers and other members of its senior management, none of whom has any prior experience managing public companies in their current roles, to manage future growth, if any.

    INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS; INTERNATIONAL
UNREST. Award operates on a multinational basis, and a significant portion of its business is conducted in currencies other than the U.S. Dollar. As a result, Award is subject to various risks, including exposure to currency fluctuations, greater difficulty in administering its global business, multiple regulatory requirements and other risks associated with international sales, such as import and export licenses, political and economic instability, overlapping or differing tax structures, trade restrictions, changes in tariff rates, different legal regimes, difficulty in protecting intellectual property, enforcing agreements and collecting accounts receivable. During the year ended December 31, 1997, approximately 41% and 3% of Award's revenues were denominated in New Taiwan Dollars and German Marks, respectively. During the three months ended March 31, 1998, approximately 43% and 4% of Award's revenues were denominated in Taiwan Dollars and German Marks, respectively. Award's revenues denominated in Japanese Yen were immaterial during the year ended December 31, 1997 and the three months ended March 31, 1998. While the impact of foreign exchange rate movements have not had a material impact on Award's financial statements, there can be no assurance that fluctuation in foreign currency exchange rates will not have a material adverse effect on Award's business, financial condition and results of operations. Award does not currently engage in foreign currency hedging transactions. There can be no assurance that exchange rate fluctuations will not have a material adverse effect on Award's business, financial condition or results of operations.

    Award operates in Taiwan, Hong Kong, Japan, and Germany. Its business, financial condition or results of operations could be adversely affected by factors associated with international operations such as changes in foreign currency exchange rates, uncertainties relative to regional economic circumstances, political instability in emerging markets, and difficulties in staffing and managing foreign operations, as well as by other risks associated with international activities. In particular, the recent currency devaluations in South East Asia and the general downturn of the economies in Asia, including Japan, could materially adversely affect Award's business, financial condition or results of operations. As a result of such economic instability, Dataquest, Inc., has revised downward its forecasts of demand for PCs in the region. Any such reduction in demand for PCs would adversely affect Award's business, financial condition or results of operation. See "Dependence on the Underlying PC Industry; Dependence on Current PC Industry Standards."

    Award Software Hong Kong Limited, the company's wholly owned subsidiary, is incorporated under the laws of Hong Kong ("Award Hong Kong"). Substantially all of Award's Asian desktop motherboard and OEM development and design facilities are operated through Award Hong Kong's branch office located in Taipei, Taiwan. These operations could be severely affected by national or regional political instability in China, including instability which may occur in connection with a change in leadership in China, change of control of Hong Kong from the United Kingdom to China, by evolving interpretation and enforcement of legal standards, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and Award expects that differences in interpretation and enforcement will continue in the foreseeable future.

    INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. Award's success depends in significant part on the development, maintenance and protection of its intellectual property. Award regards all of its software as proprietary and attempts to protect it with a combination of patents, copyrights, trademarks and trade secrets, employee and third-party nondisclosure agreements and other methods of protection. Despite these precautions and the protection of copyright laws, it may be possible for unauthorized third parties to copy Award's software or to reverse engineer or obtain and use information that Award regards as proprietary. Award currently holds a patent in the U.S. for one invention and a patent abroad for one invention which is jointly owned with a third party. Award has patent applications pending in the U.S. and/ or abroad on seven inventions, two of which are owned jointly with a third party. However, Award does not generally rely on patents to protect its products. Award licenses its object and source code under written license agreements. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed programs, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign jurisdictions, including Taiwan, do not protect Award's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the protections put in place by Award will be adequate.

    Significant and protracted litigation may be necessary to protect Award's intellectual property to determine the scope of the proprietary rights of others or to defend against claims of infringement. Moreover, although Award is not currently involved in any litigation with respect to intellectual property rights, in the past there have been allegations that certain portions of Award's core BIOS infringed on a third party's copyrights. In response, Award rewrote certain software routines in a "clean room" procedure and upgraded its customers to the new version of such software routines to avoid any further allegations of infringement. Award believes that its software does not presently infringe the copyrights of any third parties. However, there can be no assurance that other parties will not make allegations of infringement in the future. Such assertions could require Award to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. Although Award has been able to acquire licenses from third parties in the past, there can be no assurance that Award would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to Award in the event such assertions are made in the future.

    VOLATILE MARKET FOR STOCK. The market for Award's stock is highly volatile. The trading price of Award's Common Stock has been and will continue to be subject to fluctuations in response to financial condition and results of operations, announcements of technological innovations or new products by Award and its competitors, changes in Award's or its competitors' product mix or product direction, changes in Award's revenue mix and revenue growth rates, changes in expectations of growth for the PC industry, as well as other events or factors which Award may not be able to influence or control. Statements or changes in opinions, ratings or earnings estimates made by brokerage firms and industry analysts relating to the market in which Award does business, companies with which Award competes or relating to Award specifically could have an immediate and adverse effect on the market price of Award's stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many high-technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of Award's Common Stock.

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of Phoenix and Award and combined per share data on an unaudited pro forma basis after giving effect to the Merger as a pooling of interests. This data should be read in conjunction with the selected historical consolidated and unaudited pro forma combined financial data and the unaudited pro forma combined condensed financial statements of Phoenix and Award and notes thereto, included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma combined per share data are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                         YEAR ENDED SEPTEMBER 30,          AS OF OR FOR THE
                                                                   -------------------------------------   SIX MONTHS ENDED
                                                                      1995         1996         1997        MARCH 31, 1998
                                                                   -----------  -----------  -----------  -------------------
HISTORICAL--PHOENIX
  Basic earnings per share.......................................   $    0.62    $    0.81    $    0.93        $    0.30
  Diluted earnings per share.....................................        0.54         0.73         0.87             0.29
  Book value per share(1)........................................                                                   5.79


                                                                          YEAR ENDED DECEMBER 31,          AS OF OR FOR THE
                                                                   -------------------------------------   SIX MONTHS ENDED
                                                                      1995         1996         1997        MARCH 31, 1998
                                                                   -----------  -----------  -----------  -------------------
HISTORICAL--AWARD
  Basic net income per share.....................................   $    0.28    $    0.54    $    0.68        $    0.40
  Diluted net income per share...................................        0.25         0.47         0.61             0.37
  Book value per share(1)........................................                                                   4.37

                                                                         YEAR ENDED SEPTEMBER 30,          AS OF OR FOR THE
                                                                   -------------------------------------   SIX MONTHS ENDED
                                                                     1995(A)      1996(B)      1997(C)      MARCH 31, 1998
                                                                   -----------  -----------  -----------  -------------------
NEW PHOENIX PRO FORMA COMBINED(2)
  Basic earnings per share.......................................   $    0.52    $    0.70    $    0.80        $    0.31
  Diluted earnings per share.....................................        0.46         0.63         0.74             0.29
  Book value per share(4)........................................                                                   4.77

AWARD EQUIVALENT PRO FORMA COMBINED(2)(3)
  Basic earnings per share.......................................   $    0.64    $    0.86    $    0.98        $    0.38
  Diluted earnings per share.....................................        0.56         0.77         0.91             0.36
  Book value per share(4)........................................                                                   5.84

------------------------

(A) Year ended September 30, 1995 and December 31, 1995 for Phoenix and Award, respectively.

(B) Year ended September 30, 1996 and December 31, 1996 for Phoenix and Award, respectively.

(C) Year ended September 30, 1997 and December 31, 1997 for Phoenix and Award, respectively.

(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(2) Phoenix expects to incur charges to operations related to the Merger currently estimated to be between $6 million and $9 million in the quarter in which the merger is expected to be consummated and in subsequent periods. These charges include direct transaction costs, primarily for financial advisory and legal fees, and costs associated with combining the operations of the two companies, primarily related to redundant assets and facilities. An estimated charge of $7.5 million (the midpoint of the above range), less estimated income tax benefits of $0.9 million, is reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet Data, but is not reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations Data. This range is a preliminary estimate only, and is, therefore, subject to change.

(3) The Award equivalent pro forma combined per share amounts are calculated by multiplying the Phoenix combined pro forma share amounts by the Exchange Ratio for each share of Award Common Stock.

(4) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding as of March 31, 1998.

                         COMPARATIVE MARKET PRICE DATA

    The table below sets forth, for the calendar quarters indicated, the reported high and low prices of Phoenix Common Stock and Award Common Stock as reported on Nasdaq.

                                                                        PHOENIX COMMON STOCK   AWARD COMMON STOCK
                                                                        --------------------  --------------------
                                                                          HIGH        LOW       HIGH        LOW
                                                                        ---------  ---------  ---------  ---------
1996 CALENDAR YEAR
  First Quarter.......................................................  $      15  $  12 5/8  $      --  $      --
  Second Quarter......................................................         20     13 1/4         --         --
  Third Quarter.......................................................    19 5/16     13 7/8         --         --
  Fourth Quarter......................................................     19 1/8     15 1/8      9 7/8      6 1/2

1997 CALENDAR YEAR
  First Quarter.......................................................     19 3/8     14 3/4     18 1/8      9 3/8
  Second Quarter......................................................     15 5/8     11 1/8     14 3/4     10 1/4
  Third Quarter.......................................................   16 17/32         13         13      9 1/8
  Fourth Quarter......................................................     17 7/8     11 5/8     13 1/2      6 7/8

1998 CALENDAR YEAR
  First Quarter.......................................................     13 3/4     11 3/8         13      6 1/2

    On April 15, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing prices on Nasdaq were $13.125 per share of Phoenix Common Stock and $14.25 per share of Award Common Stock. On May 22, 1998, the closing prices on Nasdaq were $10.6875 per share of Phoenix Common Stock and $12.00 per share of Award Common Stock.

    Because the Exchange Ratio is fixed, changes in the market price of Phoenix Common Stock will affect the dollar value of the common stock of the Combined Company to be received by shareholders of Award in the Merger. Phoenix stockholders and Award shareholders are urged to obtain current market quotations for Phoenix Common Stock and Award Common Stock prior to the Phoenix Special Meeting and Award Annual Meeting, respectively.

    Neither Phoenix nor Award has paid cash dividends. The Combined Company currently intends to retain earnings for development of its business and not to distribute earnings to stockholders as dividends. The declaration and payment by the Combined Company of any future dividends and the amount thereof will depend upon the Combined Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by its Board of Directors.

                            PHOENIX SPECIAL MEETING

DATE, TIME AND PLACE OF PHOENIX SPECIAL MEETING

    The Phoenix Special Meeting will be held at Phoenix's headquarters at 411 E. Plumeria Drive, San Jose, California 95134, on Monday, June 29, 1998 at 9:30 a.m. local time.

PURPOSE

    The purpose of the Phoenix Special Meeting is to approve (i) the issuance of shares of Phoenix Common Stock to the shareholders of Award pursuant to the Reorganization Agreement ("Proposal One"); and (ii) the amendment to the Phoenix Certificate to increase the authorized shares of Phoenix Common Stock by 20 million shares to 60 million shares ("Proposal Two"). See "Terms of the Merger" and "Additional Matters Being Submitted to a Vote of only Phoenix Stockholders--Proposal Two--Amendment to Restated Certificate of Incorporation--Increase to Authorized Common Stock."

RECORD DATE AND OUTSTANDING SHARES

    Only Phoenix stockholders of record on the Phoenix Record Date are entitled to notice of and to vote at the Phoenix Special Meeting. As of the Phoenix Record Date, there were approximately 340 stockholders of record holding an aggregate of approximately 16,764,759 shares of Phoenix Common Stock.

    On or about June 1, 1998, a notice meeting the requirements of Delaware law will be mailed to all stockholders of record as of the Phoenix Record Date.

VOTE REQUIRED

    Under Delaware law, the charter documents of Phoenix and Nasdaq rules, approval of (i) the issuance of shares of Phoenix Common Stock pursuant to the Reorganization Agreement requires the affirmative vote of a majority of the total votes cast regarding such proposal and (ii) the amendment of the Phoenix Certificate requires the affirmative vote of holders of a majority of the outstanding shares of Phoenix Common Stock. Each stockholder of record of Phoenix Common Stock on the Phoenix Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Phoenix at the Phoenix Special Meeting.

    The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Phoenix Common Stock entitled to vote at the Phoenix Special Meeting shall constitute a quorum. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present at the Phoenix Special Meeting. For Proposal One, abstentions are counted as votes cast and accordingly have the same effect as votes against the proposal, whereas broker non-votes are not counted as votes cast and therefore once a quorum is present, will have no effect on the proposal. For purpose of Proposal Two, the effect of an abstention or broker non-vote is the same as a vote against such proposal.

    The directors of Phoenix, who together hold less than 1% of the Phoenix Common Stock, have entered into a Voting Agreement with Award pursuant to which such directors have agreed to vote in favor of the Merger and have granted Award an irrevocable proxy to vote their shares of Phoenix Common Stock in favor of the Merger. See "Terms of the Merger--Voting Agreements."

PROXIES

    Each of the persons named in the proxy is an officer of Phoenix. All shares of Phoenix Common Stock that are entitled to vote and are represented at the Phoenix Special Meeting either in person or by properly executed proxies received prior to or at the Phoenix Special Meeting and not duly and timely revoked will be voted at the Phoenix Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for the approval of the issuance of shares of Phoenix Common Stock and the amendment to the Phoenix Certificate.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Phoenix at or before the taking of the vote at the Phoenix Special Meeting, a written notice of revocation bearing a later date than the proxy; (ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Phoenix before the taking of the vote at the Phoenix Special Meeting; or (iii) attending the Phoenix Special Meeting and voting in person (although attendance at the Phoenix Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Phoenix at 411 E. Plumeria Drive, San Jose, California 95134, Attention: Secretary, or hand-delivered to the Secretary of Phoenix, in each case at or before the taking of the vote at the Phoenix Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

    The cost of the solicitation of Phoenix stockholders will be borne by Phoenix. In addition, Phoenix may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain Phoenix directors, officers and regular employees personally or by telephone, telegram, letter or facsimile. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Phoenix will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

RECOMMENDATIONS OF PHOENIX BOARD OF DIRECTORS

    The Phoenix Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Phoenix and its stockholders. After careful consideration, the Phoenix Board unanimously recommends a vote in favor of (i) the issuance of the Phoenix Common Stock pursuant to the Reorganization Agreement; and (ii) the amendment of the Phoenix Certificate to increase the number of authorized shares of Phoenix Common Stock by 20 million shares to 60 million shares.

                              AWARD ANNUAL MEETING

DATE, TIME AND PLACE OF AWARD ANNUAL MEETING

    The Award Annual Meeting will be held at the Sunnyvale Hilton Inn, 1250 Lakeside Drive, California 94086, on Monday, June 29, 1998 at 9:30 a.m. local time.

PURPOSE

    The purpose of the Award Annual Meeting is to ask the Award shareholders to consider and vote on the following proposals: (i) to approve and adopt the Reorganization Agreement and approve the Merger, (ii) to elect seven (7) directors to the Award Board of Directors, (iii) to amend the Award 1997 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 700,000, (iv) to amend the Award Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 200,000, (v) to ratify the appointment of Price Waterhouse LLP as independent accountants of Award for the year ending December 31, 1998 and (vi) to transact such other business as may properly come before the Award Annual Meeting or any adjournments or postponements thereof.

RECORD DATE AND OUTSTANDING SHARES

    Only shareholders of record of Award Common Stock on the Award Record Date are entitled to notice of, and to vote at, the Award Annual Meeting. As of the Award Record Date, there were approximately 84 shareholders of record holding an aggregate of approximately 7,192,485 shares of Award Common Stock.

    On or about June 1, 1998, a notice meeting the requirements of California law will be mailed to all shareholders of record as of the Award Record Date.

VOTE REQUIRED

    Pursuant to the California Corporations Code and the Award Amended and Restated Articles of Incorporation, as amended, the affirmative vote of the holders of a majority of the Award Common Stock outstanding as of the Award Record Date is required to approve and adopt the Reorganization Agreement and the Merger. All other proposals (except the election of directors) will require the affirmative vote of the holders of a majority of the outstanding shares of Award Common Stock present (in person or by proxy) at the Award Annual Meeting and entitled to vote thereon. The Board of Directors is elected by a plurality. See "Additional Matters Being Submitted to a Vote of Only Award Shareholders--Proposal Two,--Proposal Three,--Proposal Four,--Proposal Five." Each shareholder of record of Award Common Stock on the Award Record Date, will be entitled to cast one vote per share on each matter to be acted upon at the Award Annual Meeting, except in the election of directors which may be by cumulative voting.

    Certain directors and other affiliates of Award, who as of May 22, 1998, together held approximately 34% of the Award Common Stock, have entered into Voting Agreements with Phoenix pursuant to which such directors, officers and other affiliates of Award have agreed to vote in favor of the Merger and have granted Phoenix an irrevocable proxy to vote their shares of Award Common Stock in favor of the Merger. See "Terms of the Merger--Voting Agreements."

    The representation, in person or by proxy, of at least a majority of the outstanding shares of Award Common Stock entitled to vote at the Award Annual Meeting is necessary to constitute a quorum for the transaction of business. For purposes of obtaining the required vote of a majority of the outstanding shares of Award Common Stock for approval of the Merger and the other proposals, except for the election of directors, the effect of an abstention or a broker non-vote is the same as that of a vote against the proposal.

PROXIES

    Each of the persons named in the proxy is an officer of Award. All shares of Award Common Stock that are entitled to vote and are represented at the Award Annual Meeting either in person or by properly executed proxies received prior to or at the Award Annual Meeting and not duly and timely revoked will be voted at the Award Annual Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted for approval and adoption of the Reorganization Agreement and for the approval of the Merger as well as the other proposals.

    Execution of a proxy does not in any way affect a shareholder's right to attend the meeting and vote in person. Any proxy may be revoked by a shareholder at any time before it is exercised by delivering a written revocation or a later-dated proxy to the Secretary of Award, or by attending the meeting and voting in person. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Award at 777 E. Middlefield Road, Mountain View, California 94043, Attention: Secretary, or hand-delivered to the Secretary of Award, in each case at or before the taking of the vote at the Award Annual Meeting.

SOLICITATION OF PROXIES; EXPENSES

    All costs of solicitation of proxies will be borne by Award. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and Award will reimburse them for their reasonable out-of-pocket costs. In addition, proxies may also be solicited by certain directors, officers and employees of Award personally or by mail, telephone or telegraph following the original solicitation. Such persons will not receive additional compensation for such solicitation.

DISSENTERS' RIGHTS

    If the Reorganization Agreement is approved by the shareholders of Award at the Award Annual Meeting and the Merger is effected by Award, Award may have obligations under Chapter 13 of the CCC to dissenting shareholders ("Dissenting Shareholders"). To qualify as a Dissenting Shareholder, a shareholder must (i) provide a Notice to Award no later than the day of the Award Annual Meeting requesting that Award purchase and pay the fair market value in cash for the Award Common Stock held by said shareholder, and (ii) vote such shares against the Merger. In addition, holders of at least 5% of the outstanding shares of Award Common Stock must file Notices. If less than 5% of the outstanding shares of Award Common Stock send Notices to Award, under Chapter 13 of the California Corporations Code, there shall be no Dissenting Shareholders and all shares of Award Common Stock shall be exchanged for common stock of the Combined Company in the Merger. If holders of more than 6% of the outstanding shares of Award Common Stock are Dissenting Shareholders, the Merger will be precluded from being accounted for as a pooling of interests and accordingly, one of the closing conditions of the Merger will not be satisfied. See "Terms of the Merger--Dissenters' Rights."

RECOMMENDATIONS OF AWARD BOARD OF DIRECTORS

    The Award Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Award and its shareholders. After careful consideration, the Award Board unanimously recommends a vote in favor of approval and adoption of the Reorganization Agreement and the other proposals.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

    THE FOLLOWING DISCUSSION SUMMARIZES THE PROPOSED MERGER AND RELATED TRANSACTIONS. THE FOLLOWING IS NOT, HOWEVER, A COMPLETE STATEMENT OF ALL PROVISIONS OF THE REORGANIZATION AGREEMENT AND RELATED AGREEMENTS. DETAILED TERMS OF AND CONDITIONS TO THE MERGER AND CERTAIN RELATED TRANSACTIONS ARE CONTAINED IN THE REORGANIZATION AGREEMENT, A CONFORMED COPY OF WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX A. REFERENCE IS ALSO MADE TO THE OTHER ANNEXES HERETO. STATEMENTS MADE IN THIS JOINT PROXY STATEMENT/ PROSPECTUS WITH RESPECT TO THE TERMS OF THE MERGER AND SUCH RELATED TRANSACTIONS ARE QUALIFIED IN THEIR RESPECTIVE ENTIRETIES BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE REORGANIZATION AGREEMENT AND THE OTHER ANNEXES HERETO. OTHER THAN STATEMENTS OF HISTORICAL FACT, STATEMENTS MADE IN THIS
SECTION INCLUDING STATEMENTS AS TO THE BENEFITS EXPECTED TO RESULT FROM THE MERGER AND AS TO FUTURE FINANCIAL PERFORMANCE AND THE ANALYSES PERFORMED BY THE FINANCIAL ADVISORS OF PHOENIX AND AWARD ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. THESE FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE MARKETS FOR PHOENIX'S, AWARD'S AND THE COMBINED COMPANY'S PRODUCTS, THEIR PLANNED RESPONSE TO THE DEMANDS OF THESE MARKETS AND CERTAIN POTENTIAL TECHNOLOGICAL AND OPERATING SYNERGIES HOPED TO BE ACHIEVED BY THE MERGER. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THOSE SET FORTH IN RISK FACTORS AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THESE FACTORS INCLUDE THE ABILITY OF PHOENIX AND AWARD TO SUCCESSFULLY INTEGRATE THEIR OPERATIONS AND ACHIEVE EXPECTED SYNERGIES; THE RISK THAT CUSTOMERS MAY DEFER PURCHASING DECISIONS FOLLOWING THE ANNOUNCEMENT OF THE MERGER; THE ABILITY OF PHOENIX AND AWARD TO RETAIN KEY EMPLOYEES FOLLOWING ANNOUNCEMENT OF THE MERGER; THE IMPACT OF TRANSACTION AND RESTRUCTURING CHARGES TO BE INCURRED BY PHOENIX AS A RESULT OF THE MERGER; CHANGES IN BUSINESS CONDITIONS AND GROWTH TRENDS AFFECTING PHOENIX'S AND AWARD'S PRODUCTS AND MARKETS, THE PC AND INFORMATION APPLIANCE INDUSTRY AND THE ECONOMY IN GENERAL; TECHNOLOGICAL ADVANCEMENTS AND NEW PRODUCT OFFERINGS BY PHOENIX'S AND AWARD'S COMPETITORS; PHOENIX'S AND AWARD'S ABILITY TO SUCCESSFULLY INTRODUCE NEW PRODUCTS AND UPGRADES TO EXISTING PRODUCTS; AND A VARIETY OF OTHER COMPETITIVE FACTORS SUCH AS THE DEMAND BY PHOENIX'S AND AWARD'S CUSTOMERS FOR LOWER COSTS AND COMPETITIVE PRICING.

JOINT REASONS FOR THE MERGER

    The Boards of Directors of Phoenix and Award believe that the proposed Merger will afford to each company the complementary strengths of the two individual companies, will provide the Combined Company significant potential advantages, and is expected to enable the Combined Company to address emerging strategic opportunities more quickly and effectively.

    The potential benefits to the Combined Company principally include the following:

    - The opportunity to leverage research and development capabilities of the two companies and to share technology.

    - The ability to achieve cost reductions through economics of scale and operating synergies.

    - The broadening and integration of the companies' product lines, which provides the opportunity to cross-market the two companies' products to a larger customer base and to offer their customers a more complete solution to such customers' system enabling and management software needs.

    - The opportunity to expand the worldwide sales and support organization for PC OEMs, peripheral device manufacturers and information appliance manufacturers.

    - The combination of the two companies' technical expertise, which may allow the Combined Company to respond more quickly to technological change and evolving architecture standards.

    Phoenix and Award have each identified additional reasons for the Merger, which are discussed below. Each Board of Directors has recognized that the potential benefits of the Merger may not be realized. See "Risk Factors--Risks Related to Merger."

PHOENIX'S REASONS FOR THE MERGER

    In addition to the anticipated joint benefits described above, the Phoenix Board believes that the following are additional reasons the Merger will be beneficial to Phoenix and its stockholders and for Phoenix stockholders to vote FOR the proposals set forth herein:

    - The Phoenix Board believes that the companies principally serve different market segments of the PC market and provide products that are more complementary than competitive. Phoenix primarily provides brand name PC OEMs with customizable software for notebook computers and high performance desktop PCs and servers. Award primarily provides a more basic and lower priced software product to Taiwan private label manufacturers of desktop PCs and motherboards for desktop PCs. Both companies' products provide compatibility, connectivity and manageability functions to PC systems. As a result of combining the product lines, the Combined Company will be able to offer a broader set of products to each of the customer groups. Furthermore, the development cost of future products is anticipated to be spread over more units resulting in lower cost to the customer.

    - Each company develops similar technologies for use in their respective products. For example, both companies have development teams to support new technologies, such as Microsoft's Advanced Configuration and Power Interface, and various vendors' chipsets, which are semiconductor devices on the motherboard which support the microprocessor or central processing unit. Combining such teams is anticipated to free engineers to work on other projects.

    - The PC industry is subject to very rapid technological change. The Combined Company may be better equipped, with more resources and greater diversity of technical talent, to accomplish the rapid innovation required to meet this challenge.

    - Improved efficiencies and economies of scale enable the Combined Company to compete more effectively with the in-house design teams of larger OEM customers, thus offering customers more choice for their system software requirements.

    - While both code bases will be continued, the Combined Company will be able to work toward a common "look and feel" to the end user, so that PC OEMs can offer a consistent "look and feel" across their entire product lines.

    - The Combined Company will still be small relative to the size of the most influential companies involved in setting PC and information appliance compatibility, connectivity and other standards, but the larger critical mass of the Combined Company may enable it to more effectively represent the combined customer base with respect to the development of new standards.

    - Both companies are developing new products as well as sales and support organizations for the information appliance market. This market is in a very early stage and is very fragmented. The Merger is anticipated to enable the Combined Company to provide better geographic sales and support coverage as well as a broader combined product line.

    - The Phoenix Board believes that the Merger provides certain economic benefits that may result in improved earnings for the Combined Company. For example, both Award and Phoenix currently incur the cost of operating as publicly held corporations. There is duplication for cost of audits and preparation of regulatory filings. By combining the companies' operations, the Combined Company may realize a reduction in general and administrative expenses. In addition, stockholders may also benefit from a larger number of the Combined Company's shares held by independent investors and investment companies, and will have the opportunity to participate in the potential for growth of the Combined Company after the Merger.

    - Employees may have greater opportunities for advancement and professional development as a result of the Merger through a greater choice of projects and locations in which to work.

    The Phoenix Board considered the proposed Merger at meetings on May 13, 1997, December 2, 1997, February 18, 1998, April 9, 1998, and April 13, 1998.
The Phoenix Board considered a number of factors relating to the Merger, including, but not limited to, the following: (i) the strategic benefits of the Merger; (ii) historical information concerning Phoenix's and Award's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC; (iii) Phoenix management's view of the financial conditions, results of operations and businesses of Phoenix and Award before and after giving effect to the Merger; (iv) current financial market conditions and historical market prices, volatility and trading information with respect to Phoenix Common Stock and Award Common Stock; (v) the consideration to be received by Award shareholders in the Merger and a comparison of the relative market value of the Phoenix Common Stock to be issued in exchange for each share of Award Common Stock with the consideration issued in comparable merger transactions; (vi) the belief that the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;
(vii) Phoenix management's view of the prospects of Phoenix as an independent company; (viii) the potential for other third parties to enter into strategic relationships with or to acquire Phoenix or Award; (ix) the financial analysis and pro forma and other information with respect to the Merger presented by Broadview to the Phoenix Board presentations and Broadview's opinion, dated April 13, 1998, that, as of such date, the Exchange Ratio was fair from a financial point of view to the Phoenix stockholders; (x) the expected impact of the Merger on Phoenix's customers and employees; (xi) reports from Phoenix management, and legal and financial advisors as to the results of their due diligence investigations of Award; and (xii) the expectation that the Merger will be accounted for as a pooling of interests.

    The Phoenix Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger might not be consummated; (iii) the effect of public announcement of the Merger on (a) Phoenix's revenues and operating results, (b) Phoenix's ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects; (iii) the potential dilutive effect of the issuance of Phoenix Common Stock in the Merger; (iv) the substantial charge to be incurred, primarily in the quarter in which the Merger is consummated and in subsequent quarters, in connection with the Merger, including costs of integrating the businesses and the transaction expenses arising from the Merger;
(v) the risk that despite the efforts of the Combined Company, key technical and management personnel might not remain employed by the Combined Company; and (vi) various other risks. The Phoenix Board believed that these risks were outweighed by the potential benefits of the Merger.

    The foregoing discussion of the information and factors considered by the Phoenix Board is not intended to be exhaustive but is believed to include all material factors considered by the Phoenix Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Phoenix Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Phoenix Board may have given different weight to different factors.

AWARD'S REASONS FOR THE MERGER

    The Award Acquisition Committee considered the proposed Merger at meetings on August 29, 1997, October 1, 1997, October 2, 1997, October 16, 1997, December 11, 1997, January 6, 1998, January 8, 1998, March 4, 1998, March 17, 1998 and
March 23, 1998. By unanimous vote at a special meeting on April 13, 1998, the Award Acquisition Committee recommended approval of the Merger and Reorganization Agreement and the transactions contemplated thereby to the entire Award Board. The Award Board considered the proposed Merger at meetings on October 23, 1997 and January 22, 1998, and, by unanimous vote at its special meeting on April 13, 1998, approved the Reorganization Agreement and the transactions contemplated thereby and determined that the Merger is fair to, and in the best interests of, Award and its shareholders. Award's Board unanimously recommends that the Award shareholders vote FOR the proposal to approve the Reorganization Agreement. In addition to the anticipated joint benefits described above, the Award Board believes the following are additional reasons for the Merger.

    - The potential for increased volume of sales which may result from offering complementary product lines of Award and Phoenix that represent a complete solution to their customers with respect to new technologies.

    - The opportunity to utilize more efficiently research and development capabilities and to share new technology.

    - The opportunity to increase the revenues from Award products and services by leveraging the worldwide sales and support organization of the Combined Company and by marketing to an expanded customer base.

    - The potential to respond more quickly to customers' demand for technological enhancement and innovation.

    - The greater liquidity and diversification of risk offered to the shareholders of Award by an investment in the Combined Company instead of Award alone.

    - The greater opportunities to Award employees offered by participating in the Combined Company, in terms of both career directions and geographical flexibility.

    In assessing the proposed Merger, the Award Board considered a number of factors, including, but not limited to, the following: (i) the potential strategic benefits of the Merger; (ii) historical information concerning Award's and Phoenix's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC; (iii) current financial market conditions and historical market prices, volatility and trading information with respect to Award Common Stock and Phoenix Common Stock;
(iv) the consideration to be received by Award shareholders in the Merger and the relationship between the market value of Phoenix Common Stock to be issued in exchange for each share of Award Common Stock and a comparison of comparable merger transactions; (v) the terms of the Reorganization Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; (vi) the potential for continued independent operation of Award in light of market and competitive conditions; (vii) alternative acquisition transactions in which Award might engage; (viii) the impact of the Merger on Award's employees; and (viii) reports from management, legal, financial and accounting advisors as to the results of their due diligence investigations of Phoenix concerning its business, technology, products, operations, properties, assets, financial condition, operating results and prospects. In addition, the Award Board noted that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the books of the Combined Company as a result thereof. The Award Board also considered financial presentations by BancAmerica Robertson Stephens, including the opinion of BancAmerica Robertson Stephens that, as of April 13, 1998, and subject to the assumptions set forth therein, the Exchange Ratio (as defined in such opinion) is fair to the shareholders of Award from a financial point of view.

    The Award Board also identified and considered a number of uncertainties and potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the potential benefits sought in the Merger might not be fully realized; (ii) the possibility that the Merger would not be consummated; (iii) the effect of the public announcement of the Merger on (a) Award's sales, customer relations and operating results and (b) Award's ability to attract and retain key management, marketing and technical personnel; (iv) the risk that despite the efforts of the Combined Company, key technical, marketing and management personnel might not choose to remain employed by the Combined Company; (v) the risk of market confusion and potential delay or reduction in product orders; (vi) the risk of loss of current product brand awareness before the Combined Company gains market acceptance; and (vii) the other risks associated with the businesses of Phoenix, Award and the Combined Company and the Merger described under "Risk Factors" herein.

    The Award Board believed that certain of these risks were unlikely to occur or unlikely to have a material effect on the Combined Company, while others could be avoided or mitigated by Award or by the Combined Company, and that, overall, the risks associated with the Merger were outweighed by the potential benefits of the Merger.

    The foregoing discussion of the information and factors considered by the Award Board is not intended to be exhaustive but is believed to include all material factors considered by the Award Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Award Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Award Board may have given different weight to different factors.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

    Phoenix and Award have been generally aware of the other's products and market activities for several years. Initiation of discussions between Award and Phoenix was principally a response to developing trends in the system enabling and management software industry.

    In response to these industry trends, Phoenix from time to time evaluates strategic acquisitions, business combinations and joint venture opportunities to increase Phoenix's business and operations, and increase stockholder value. In March 1996, at the request of Phoenix, Broadview initiated contact with Award management with the intent to arrange a meeting between the two companies to determine the possibility of a strategic relationship. The two companies and Broadview met on April 23, 1996. The two companies discussed their respective strategies and the possibility of a business combination. Instead of pursuing further discussions with Phoenix, Award elected to register for an initial public offering of its Common Stock in June 1996, which offering was subsequently completed in October 1996.

    In March 1997, in response to such industry trends, the Award Board formed a special committee (the "Award Acquisition Committee") authorized to review and evaluate strategic acquisitions, business combinations and joint venture opportunities as a way to enhance Award's business and operations and long-term shareholder value. The Acquisition Committee was authorized to review and evaluate strategic acquisitions, business combinations and joint venture opportunities as a way to enhance Award's business and operations and long-term shareholder value.

    In May 1997, at the request of Phoenix, Broadview reinitiated contact with Award management. On May 13, 1997 at a regularly scheduled meeting of the Phoenix Board, Jack Kay, President and Chief Executive Officer and Director of Phoenix, reported on the possibility of a business combination or other strategic relationship with Award.

    On July 10, 1997, George C. Huang, Chief Executive Officer and President of Award, Kevin J. Berry, Chief Financial Officer, Vice President, Treasurer and Secretary, Mr. Kay, Robert J. Riopel, Vice President, Finance, Chief Financial Officer and Treasurer of Phoenix, and Broadview met again to discuss publicly available information regarding their respective corporate backgrounds, product areas and perceived industry trends, and the possibility of a strategic business combination. Following this meeting, the parties agreed to proceed with further discussions. On July 18 and August 25, 1997, Mr. Riopel and Mr. Berry met at offsite locations. At these meetings the parties discussed, on a preliminary basis, a possible business combination between Phoenix and Award. At the conclusion of each meeting, the parties agreed to report back to their respective Chief Executive Officer to discuss the basis for such evaluation and further discussion.

    On August 29, 1997, the Award Acquisition Committee met at the offices of Anthony Sun, a director of Award. Mr. Berry briefed the committee and Dr. Huang on the status of Mr. Berry's discussion. The Award Acquisition Committee also discussed a number of other alternate strategies and indicated to Dr. Huang and Mr. Berry that a potential business combination with Phoenix merited further discussions.

    On September 2, 1997, Dr. Huang and Mr. Kay met to discuss a potential business combination, and agreed that a potential business combination merited further consideration, that information concerning the two companies should be exchanged, and that another meeting should be scheduled.

    On October 1 and 2, 1997, Dr. Huang and Mr. Berry met with the Award Acquisition Committee at Mr. Sun's offices to discuss the status of pending strategic initiatives, including a potential business combination with Phoenix.

    On October 2, 1997, Phoenix and Award executed a Nondisclosure Agreement to exchange and discuss certain confidential financial information of each company.

    On October 16, 1997, the Award Acquisition Committee held a teleconference at which Dr. Huang and Mr. Berry briefed the committee on the status of pending strategic initiatives, including a potential business combination with Phoenix.

    On October 17, 1997, Dr. Huang and Mr. Kay met to discuss a potential business combination and to schedule a presentation to the Award Acquisition Committee to be given by Phoenix and representatives of Broadview.

    On October 23, 1997, at a regularly scheduled meeting of the Award Board, Dr. Huang and Mr. Berry briefed the directors on the status of discussions between Award and Phoenix regarding a potential business combination with Phoenix as well as other pending strategic initiatives.

    On November 29, 1997 the parties met again to discuss scheduling a presentation.

    On December 2, 1997, at a regularly scheduled meeting of the Phoenix Board, Mr. Kay reported on the status of discussions and evaluation of a potential business combination with Award. After discussion, the Phoenix Board unanimously authorized Phoenix management to continue discussions and negotiation of such a combination.

    On December 11, 1997, Mr. Kay and Mr. Riopel met with Dr. Huang, Mr. Berry and members of the Award Acquisition Committee at the offices of Mr. Sun. Representatives of Broadview were also present. At the meeting, Phoenix presented its proposed business model and strategic direction for the Combined Company and discussed valuation analyses and methodologies.

    On January 6 and 8, 1998, Dr. Huang and Mr. Berry met at the offices of Mr. Sun with members of the Award Acquisition Committee to discuss alternative business opportunities and strategies, including a potential business combination with Phoenix.

    On January 22, 1998, at a regularly scheduled meeting of the Award Board held at the offices of Award, Dr. Huang and Mr. Berry briefed the directors on the status of discussions between Phoenix and Award regarding a possible business combination and other pending strategic initiatives. After discussion, the Award Board directed Dr. Huang and Mr. Berry to continue discussions with Phoenix.

    On January 23, 1998, Dr. Huang and Mr. Kay met to discuss further a potential business combination.

    On February 16, 1998, February 19, 1998, and February 23, 1998, Dr. Huang and Mr. Kay met at different offsite locations to discuss a potential business combination and Award's intention to engage a financial advisor.

    On February 18, 1998, at a regularly scheduled meeting of the Phoenix Board, Mr. Kay reported on the status of discussions and negotiations with Award regarding a possible business combination. The Phoenix Board unanimously authorized Phoenix management to confirm discussions and negotiations with Award regarding such a transaction.

    On February 18, 1998, Award engaged BancAmerica Robertson Stephens to act as its financial advisor to review Award's strategic alternatives, including a potential business combination with Phoenix.

    On February 25, 1998, Mr. Berry met with Mr. Riopel at an offsite location to inform him that Award had retained the services of BancAmerica Robertson Stephens.

    On March 4, 1998, BancAmerica Robertson Stephens made a presentation to members of the Award Acquisition Committee, Dr. Huang and Mr. Berry at the offices of Mr. Tai, a director of Award, regarding Award's strategic alternatives, including a potential business combination with Phoenix. On March 4, 1998, Mr. Kay and Mr. Riopel met with Dr. Huang and Mr. Berry to present Phoenix's proposed transaction terms. Representatives of Broadview and BancAmerica Robertson Stephens were also present.

    On March 16, 1998, Dr. Huang and Mr. Kay met at an offsite location to discuss valuation and pricing terms.

    On March 17 and 18, 1998, Dr. Huang and Mr. Berry met telephonically with members of the Award Acquisition Committee to brief the Committee on the status of negotiations with Phoenix. During the period from December 1997 through April 1998, Dr. Huang and Mr. Berry met informally (either in person or telephonically) with other Award Board members to update them on the status of a potential business combination with Phoenix.

    On March 19, 1998, Dr. Huang and Mr. Kay met at an offsite location to discuss pricing proposals and counterproposals.

    On March 23, 1998, Dr. Huang and Mr. Berry met with members of the Award Acquisition Committee to discuss pricing proposals and other material terms of a business combination proposed by Phoenix.

    On March 23, 1998, the parties along with their advisors met and reached a non-binding understanding, subject to completion of a definitive agreement and due diligence investigation, on pricing and certain terms of a stock-for-stock transaction to be accounted for as a pooling of interests.

    On March 24, 1998, financial advisors and legal counsel to each of Award and Phoenix met telephonically to discuss the timetable for negotiating, drafting and executing the definitive agreement, and due diligence efforts.

    On March 26, 1998, Phoenix and Award executed a superseding confidentiality letter agreement in connection with the exchange of further confidential information and due diligence efforts to evaluate a possible business combination.

    On March 28 and 29, 1998, senior management of both companies met to discuss integration of the businesses and operations of the companies and other due diligence matters.

    On March 30, 1998, Dr. Huang and Mr. Kay met at an offsite location to discuss transaction structuring issues.

    On March 31, 1998, Dr. Huang and Mr. Berry met telephonically with Mr. Kay and Mr. Riopel to continue the discussion regarding transaction structuring issues.

    On March 31, 1998, financial, accounting and legal advisors of each of Award and Phoenix met telephonically to discuss an accelerated timetable for negotiating, drafting and execution of the definitive agreement, and due diligence efforts. Stuart J. Nichols, Vice President, General Counsel and Secretary of Phoenix, and Mr. Berry participated in the teleconference.

    On March 31, 1998, Dr. Huang and Mr. Berry met telephonically with Mr. Kay, Mr. Riopel and Mr. Nichols to discuss due diligence efforts, transaction structuring issues and employment matters.

    On April 3, 1998, Mr. Berry and Mr. Riopel met at an offsite location to discuss due diligence matters. Representatives of Broadview and BancAmerica Robertson Stephens were also present.

    On April 5, 1998, Mr. Berry and Mr. Riopel met at an off-site location to discuss issues under the Reorganization Agreement.

    On April 6, 7 and 8, 1998, Dr. Huang and Mr. Berry met with Mr. Kay and Mr. Riopel together and separately at offsite locations to discuss issues under the Reorganization Agreement.

    On April 9, 10 and 11, 1998, Dr. Huang and Mr. Kay held a series of telephonic meetings to discuss and resolve outstanding issues between the parties.

    On April 9, 1998, the Phoenix Board held a special meeting to review the status of the transaction and the terms of the definitive agreement. At this meeting, management of Phoenix, together with representatives of Wilson, Sonsini, Goodrich & Rosati, professional corporation, Phoenix's outside counsel, reported on the terms of the proposed Merger. Management responded to questions regarding various aspects of the proposed Merger, including the proposed definitive terms of the Reorganization Agreement and related documents, and the proposed management of the Combined Company and management retention arrangements. Management also discussed conditions to closing the transaction, including issues regarding stockholder approval. Management also discussed issues remaining to be negotiated in the transaction. Management reported on the results of its due diligence investigation. After discussion, the Phoenix Board unanimously agreed that management should proceed with negotiation and investigation of the proposed combination.

    On April 12, 1998, Dr. Huang, Mr. Berry and other members of Award's management team met with Mr. Kay, Craig K. Slayter, Vice President and General Manager Worldwide Field Operations of Phoenix, and David Frodsham, Vice President and General Manager, PC Systems Division of Phoenix, at an offsite location to discuss matters relating to employment and integration of operations.

    On April 13, 1998, the Award Acquisition Committee and the Award Board held a simultaneous special meeting at the offices of Award. All directors were present (either in person or telephonically). Representatives of BancAmerica Robertson Stephens and Cooley Godward LLP, counsel to Award, also participated in the meeting. Dr. Huang and Mr. Berry presented an overview of the proposed Merger, the strategic rationale for its undertaking and the remaining outstanding issues. Thereafter, representatives of Cooley Godward LLP reviewed the material terms of the Merger and Reorganization Agreement, ancillary matters and risks associated with the Merger not being consummated. Thereafter, representatives of BancAmerica Robertson Stephens reviewed their financial analyses with respect to the Merger and delivered an oral opinion (subsequently confirmed in writing) that, as of April 13, 1998, based upon and subject to certain matters stated in such written opinion, the Exchange Ratio was fair to Award shareholders from a financial point of view. Throughout the foregoing presentations and thereafter, questions were raised by members of the Award Board and extensive discussions ensued regarding the potential benefits and risks of the proposed Merger. Thereafter, the Award Acquisition Committee concluded by unanimous vote that the Merger was fair to, and in the best interests of, Award and its shareholders and made the Committee's formal recommendation to the entire Award Board that the Merger be approved. Thereafter, the Award Board by a unanimous vote concluded that the Merger was fair to, and in the best interests of, Award and its shareholders, approved the Merger, the execution and delivery of the Reorganization Agreement and related agreements, and authorized and directed Award's management to proceed with the transaction.

    On April 13, 1998, the Board of Directors of Phoenix held a special meeting at the offices of Phoenix. All directors were present (either in person or telephonically). Representatives of Broadview and Mr. Nichols, Phoenix's Vice President, General Counsel, also participated in the meeting. Mr. Kay and

Mr. Riopel presented an overview of the proposed Merger, including valuation and the strategic rationale for its undertaking. Thereafter, Mr. Nichols reviewed the proposed terms of the Reorganization Agreement and related documents, including the Voting Agreements and Affiliate Agreements. Broadview made a presentation to the Board regarding its financial analyses with respect to the Merger and delivered a written opinion that the Exchange Ratio was fair from a financial point of view to Phoenix's stockholders. Throughout the foregoing presentations and thereafter, questions were asked by members of the Phoenix Board, and an extensive discussion ensued regarding the potential benefits and risks of the Merger. Thereafter, the Phoenix Board unanimously concluded that the Merger was fair to, and in the best interests of, Phoenix and its stockholders, and approved the Merger, Reorganization Agreement and the transactions and agreements related thereto.

    On April 13, 1998, after Award's Board of Directors meeting, Dr. Huang and Mr. Berry met telephonically with Mr. Kay and Mr. Riopel to resolve all remaining outstanding issues.

    On April 13, 1998, Phoenix delivered written employment offers to certain members of Award's management team.

    On April 13 and 14, 1998, legal counsel and representatives of each of Phoenix and Award negotiated the final terms of the Reorganization Agreement.

    On April 14, 1998, the directors of Phoenix entered into affiliate and voting agreements with Phoenix and on or after April 15, 1998, certain affiliates of Award entered into affiliate and voting agreements with Award.

    On April 15, 1998, the Reorganization Agreement and the Voting Agreements were executed by both companies, and after the close of trading on such date Phoenix and Award issued a joint press release announcing the proposed Merger.

OPINION OF PHOENIX'S FINANCIAL ADVISOR

    Phoenix engaged Broadview to act as its financial advisor and requested that Broadview render an opinion regarding the fairness, from a financial point of view, to Phoenix's stockholders, of the consideration to be paid by Phoenix in the Merger. At the meeting of the Phoenix Board on Monday, April 13, 1998, Broadview rendered its written opinion (the "Broadview Opinion") that, as of April 13, 1998, based upon and subject to the various factors and assumptions set forth in the Broadview Opinion, the Exchange Ratio was fair, from a financial point of view, to the Phoenix stockholders. The Exchange Ratio was determined pursuant to negotiations between Phoenix and Award and not pursuant to recommendations of Broadview.

    The text of the Broadview Opinion, which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. Broadview will receive a fee from Phoenix contingent upon successful conclusion of the Merger. The summary of the Broadview Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

    In rendering its opinion, Broadview, among other actions: (i) reviewed the terms of the Reorganization Agreement and the associated exhibits thereto in the form of the draft dated April 3, 1998 which draft contained no material differences from the definitive Reorganization Agreement; (ii) reviewed Award's annual report and Form 10-K for the fiscal year ended December 31, 1997 which included results for the fiscal years ended December 31, 1996 and 1997, including the audited financial statements included therein; (iii) reviewed certain internal financial and operating information, including projections, relating to Award prepared by Award management; (iv) participated in discussions with Award management concerning the operations, business strategy, current financial performance and prospects for Award; (v) reviewed the recent reported closing prices and trading activity for Award Common Stock; (vi) compared certain aspects of the financial performance of Award with public companies deemed comparable; (vii) analyzed available information, both public and private, concerning other mergers and acquisitions believed to be comparable in whole or in part to the Merger; (viii) reviewed Phoenix's annual report and Form 10-K for the fiscal year ended September 30, 1997 which included results for the fiscal years ended September 30, 1996 and 1997, including the audited financial statements included therein, and Phoenix's Form 10-Q for the three months ended December 31, 1997, including the unaudited financial statements included therein; (ix) participated in discussions with Phoenix management concerning the operations, business strategy, financial performance and prospects for Phoenix; (x) reviewed the recent reported closing prices and trading activity for Phoenix Common Stock;
(xi) discussed with Phoenix management its view of the strategic rationale for the Merger; (xii) compared certain aspects of the financial performance of Phoenix with public companies deemed comparable; (xiii) considered the total number of shares of Phoenix Common Stock outstanding and the average weekly trading volume of Phoenix Common Stock; (xiv) reviewed recent equity analyst reports covering Phoenix and Award; (xv) analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity; (xvi) assisted in negotiations and discussions related to the Merger among Phoenix, Award and their financial and legal advisors; and (xvii) conducted other financial studies, analyses and investigations as deemed appropriate for purposes of the Broadview Opinion.

    In rendering the Broadview Opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished by Phoenix, Award, or Award's financial advisor. Broadview assumed that those projections prepared and provided by Award were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Award as to the future performance of Award. Broadview did not make or obtain an independent appraisal or valuation of any of Award's assets. With regard to any analyses relating to valuations of comparable public companies, the share prices used were for the close of trading on April 9, 1998, the last trading day before the Phoenix Board met to give final consideration to the proposed Merger.

    The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview in conjunction with rendering the Broadview Opinion regarding the proposed Merger.

    PUBLIC COMPANY COMPARABLES ANALYSIS. Total Market Capitalization/Revenue ("TMC/R") and Price/ Earnings ("P/E") multiples indicate the value public markets place on companies in a particular market segment. Within the embedded systems software market, there are several companies that are comparable to Award based on revenue size, business model and management structure. Broadview reviewed ten public company comparables in the embedded systems management software market from a financial point of view including each company's:
Trailing Twelve Month ("TTM") Revenue; TTM Revenue Growth; TTM Operating Margin; 5-year EPS Compound Annual Growth Rate ("CAGR"); Equity Market Capitalization; TTM P/E ratio; Price/Forward Calendar 1998 EPS ratio ("Forward P/E"); Forward Calendar 1998 P/E to Growth ratio ("Forward PEG"); and TTM TMC/R ratio. The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded Information Technology ("IT") companies maintained by Broadview and broken down by industry segment. In order of descending TTM TMC/R, the public company comparables consist of: (i) Citrix Systems, Inc.; (ii) Wind River Systems, Inc.; (iii) Geoworks Corp.; (iv) Microware Systems Corp.; (v) Spyglass, Inc.; (vi) Metrowerks, Inc.; (vii) Integrated Systems, Inc.; (viii) Puma Technology, Inc.; (ix) SystemSoft Corporation; and (x) Phoenix Technologies Ltd. These comparables have a TTM P/E ratio range of 25.1 to 75.3 with a median of 52.0; Forward P/E ratio range of
17.6 to 42.9 with a median of 31.2; Forward PEG ratio range of 0.59 to 1.17 with a median of 0.83; and a TTM TMC/R ratio range of 1.57 to 15.64 with a median of 4.09.

    The equity value per share range implied by the TTM P/E multiples is $16.14 to $48.38 with a median implied value of $33.36. The equity value per share range implied by the Forward P/E multiples is $14.24 to $34.73 with a median implied value of $25.27. The equity value per share range implied by the Forward

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PEG multiples is $13.05 to $25.95 with a median implied value of $18.60. The equity value per share range implied by the TTM TMC/R multiples is $7.43 to $47.20 with a median implied value of $14.54.

    EVALUATION OF PHOENIX EQUITY. Broadview compared the ranges and medians of the same public company comparables as were comparable to Award, except for the removal of Phoenix and the addition of Award as a comparable, with the multiples implied by Phoenix's April 9, 1998 share price of $12.00, and its current and projected performance.

    TRANSACTION COMPARABLES ANALYSIS. Valuation statistics from transaction comparables indicate the Adjusted Price/Revenue ("P/R") and Equity Price/Pretax Income ("Equity Price/Pretax") multiples acquirers have paid for comparable companies in a particular market segment. Broadview reviewed six comparable public company and three private company merger and acquisition ("M&A") transactions from 1996 through the present with seller revenue between $10 and $150 million that involved sellers sharing many characteristics with the Company including size, markets served and business model. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT industry. These transactions represent nine sellers in the systems management software segment of the IT market. In order of descending P/R multiple, the six public company transactions used are the acquisition of:
(i) Tivoli Systems, Inc. by IBM Corp.; (ii) OpenVision Technologies, Inc. by VERITAS Software Corp.; (iii) BGS Systems Inc by BMC Software Inc; (iv) Software Artistry, Inc. by IBM Corp. (Tivoli Systems, Inc.); (v) Unison Software, Inc. by IBM Corp. (Tivoli Systems, Inc.); and (vi) TGV Software, Inc. by Cisco Systems, Inc. The P/R multiples of the six public seller transactions range from 2.56 to
14.15 with a median of 4.84. The Equity Price/Pretax multiples of these six transactions range from 19.4 to 151.4 with a median of 30.0.

    The equity value per share range implied by the P/R multiples of the six public seller transaction comparables is $10.23 to $43.00 with a median implied value of $16.68. The equity value per share range implied by the Equity Price/Pretax multiples in the six public seller transaction comparables is $16.84 to $131.39 with a median implied value of $26.02.

    In order of descending P/R multiple, the three private company transactions used are the acquisition of: (i) Datastorm Technologies, Inc. by Quarterdeck Corp.; (ii) MAXM Systems Corp. by Boole & Babbage, Inc.; and (iii) NetSoft by NetManage, Inc. The P/R multiples of all nine transactions range from 0.71 to
14.15 with a median of 3.46. The Equity Price/Pretax multiples of all nine transactions range from 7.3 to 151.4 with a median of 23.3.

    The equity value per share range implied by the P/R multiples in all nine transaction comparables is $4.98 to $43.00 with a median implied value of $12.76. The equity value per share range implied by the Equity Price/Pretax multiples in the nine transaction comparables with either available or meaningful data is $6.30 to $131.39 with a median implied value of $20.24.

    TRANSACTION PREMIUMS PAID ANALYSIS. Premiums paid in comparable public seller transactions indicate the amount of consideration acquirers are willing to pay above the seller's equity market capitalization. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's stock price immediately prior to announcement, while the seller's equity market capitalization is measured one day prior and thirty days prior to announcement. Broadview reviewed 37 comparable M&A transactions involving software vendors from January 1, 1995 to the present with total consideration between $25 and $250 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT industry. In order of descending premium paid 30 days prior to announce date, the software transactions used were the acquisition of: (i) High Level Design Systems, Inc. by Cadence Design Systems, Inc.; (ii) GMIS Inc. by HBO & Company;
(iii) Softdesk, Inc. by Autodesk, Inc.; (iv) National Health Enhancement Systems, Inc. by HBO & Company; (v) Triad Systems Corp. by Cooperative Computing, Inc.; (vi) Visigenic Software, Inc. by Borland International, Inc.;
(vii) Interactive Group by Dataworks Corp.; (viii) TGV Software, Inc. by Cisco Systems, Inc.; (ix) Open Environment

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Corp. by Borland International, Inc.; (x) Technology Modeling Associates, Inc.
by Avant! Corp.; (xi) Hogan Systems, Inc. by Continuum Co.; (xii) Software Artistry, Inc. by IBM Corp. (Tivoli Systems); (xiii) Aurum Software Inc. by Baan International BV; (xiv) Datalogix International, Inc. by Oracle Corp.; (xv) Integrated Silicon Systems, Inc. by ArcSys, Inc.; (xvi) Learmonth & Burchett Management Systems, Inc. (pending) by PLATINUM technology, inc.; (xvii) Trinzic Corp. by PLATINUM technology, inc.; (xviii) Amisys Managed Care Systems, Inc. by HBO & Company; (xix) Logic Works, Inc. by PLATINUM technology, inc.; (xx) Saber Software Corp. by McAfee Associates, Inc.; (xxi) Clinicom, Inc. by HBO & Company; (xxii) Altai, Inc. by PLATINUM technology, inc.; (xxiii) Maxis, Inc. by Electronic Arts, Inc.; (xxiv) Easel Corp by VMARK Software; (xxv) CIS Technologies, Inc. by National Data Corp.; (xxvi) Wavefront Technologies, Inc. by Silicon Graphics, Inc.; (xxvii) Microtec Research, Inc. by Mentor Graphics Corp.; (xxviii) HPR Inc. by HBO & Company; (xxix) Edmark Corp. by IBM Corp.;
(xxx) PHAMIS, Inc. by IDX Systems Corp.; (xxxi) Enterprise Systems, Inc. by HBO & Company; (xxxii) Unison Software, Inc. by IBM Corp. (Tivoli Systems); (xxxiii) Premenos Corp. by Harbinger Corp.; (xxxiv) Raptor Systems, Inc. by AXENT Technologies, Inc.; (xxxv) Meta-Software, Inc. by Avant! Corp.; (xxxvi) Fractal Design Corp. by MetaTools, Inc.; and (xxxvii) FireFox Communications Inc. by FTP Software, Inc. Based upon Broadview's analysis of premiums paid in comparable software transactions, Broadview found that premiums/(discounts) paid to sellers' equity market capitalizations (using the buyer's share price on the day prior to the announcement date of the transaction to calculate consideration in stock transactions) 30 days prior to announce date ranged from (47.8%) to 138.5% with a median of 44.2%. The premiums/(discounts) paid to each sellers' equity market capitalization one day prior to announce date ranged from (8.8%) to 87.4% with a median of 29.6%.

    The equity value per share range implied by the premiums paid to the share price 30 days prior to announce is $4.99 to $22.81 with a median implied value of $13.79. The equity value per share range implied by the premiums paid to the share price one day prior to announce is $12.08 to $24.83 with a median implied value of $17.17.

    STOCK PERFORMANCE ANALYSIS. For comparative purposes, Broadview examined the weekly historical volume and trading prices and the daily relative share prices for both Phoenix and Award common stock. Broadview examined the following: (i) Phoenix and Award actual share prices and trading volumes from April 4, 1997 to April 6, 1998; (ii) Phoenix, Award and their respective Public Company Comparables Indexed share prices from April 4, 1997 to April 3, 1998;
(iii) Relative ratio of Award to Phoenix actual share prices from April 4, 1997 to April 6, 1998.

    RELATIVE CONTRIBUTION ANALYSIS. A relative contribution analysis measures each of the merging companies' contributions to items such as Revenue and Net Income on a percentage basis. Broadview examined the relative contributions during the TTM ended September 30, 1997, TTM ended September 30, 1998 and Projected Calendar 1998 based upon analyst estimates for Phoenix and Award for each of the following income statement items: (i) Revenue; (ii) Earnings Before Interest and Taxes (EBIT); (iii) Pretax Income; and (iv) Net Income. Award's relative contribution for Revenue for the TTM ended September 30, 1997, TTM ended September 30, 1998 and Projected Calendar 1998 is 19.9%, 22.7% and 22.8%, respectively. Award's relative contribution for EBIT for the TTM ended September 30, 1997 and Projected Calendar 1998 is 34.5%, 37.3% and 36.1%, respectively. Pretax Income for the TTM ended September 30, 1998 and Projected Calendar 1998 is 33.0%, 35.5% and 34.8%, respectively. Award's relative contribution for Net Income for the TTM ended TTM ended September 30, 1997, TTM ended September 30, 1998 and Projected Calendar 1998 is 32.4%, 35.7% and 35.1%, respectively.

    RELATIVE OWNERSHIP ANALYSIS. A relative ownership analysis measures each of the merging companies' relative equity ownership and relative entity values (net of cash) at various exchange ratios. Broadview examined the relative equity ownership and relative entity value at exchange ratios ranging from 1.0700 through 1.4483. At an exchange ratio of 1.0700, the implied equity ownership is 33.0% for Award and 67.0% for Phoenix, while the implied entity ownership is 35.8% for Award and 64.2% for Phoenix. At an

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exchange ratio of 1.4483, the implied equity ownership is 40.0% for Award and
60.0% for Phoenix, while the implied entity ownership is 44.9% for Award and 55.1% for Phoenix. At an exchange ratio of 1.225, the implied equity ownership is 36.1% for Award and 63.9% for Phoenix while the implied entity ownership is 39.9% for Award and 60.1% for Phoenix.

    PRO FORMA POOLING MODEL ANALYSIS. A pro forma merger analysis calculates the EPS accretion/ dilution of the pro forma combined entity taking into consideration various financial affects which will result from a consummation of the Merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysts and on publicly available data about Award and Phoenix. Based on analysts' forecasts for both Phoenix and Award (assuming no cost savings), the pro forma pooling analysis indicates EPS accretion/(dilution) without acquisition expenses for the fiscal year ending September 30, 1998 of 2.6%.

    PRESENT VALUE OF PROJECTED SHARE PRICE ANALYSIS. Broadview calculated the present value of the potential future price of shares of Phoenix Common Stock on a standalone basis using analyst estimates for the fiscal year ending September 30, 1998 discounted to today at discount rates from 15.0% to 25.0%. The potential future share price based on September 30, 1998 financial results is calculated based upon an estimated calendar 1998 EPS (as estimated using analyst projections) and assumes TTM P/E multiples of between 20.0x and 30.0x, in line with comparable public company multiples for Phoenix. Based on this analysis, Broadview calculated present values of potential future share prices ranging from $10.37 to $16.30. In addition, Broadview performed an analysis of the pro forma present value per Phoenix share assuming the consummation of the Merger. This analysis applied TTM P/E multiples of between 20.0x and 30.0x, in line with comparable public company multiples for Phoenix to estimated fiscal year 1998 EPS for the combined entity (based on analyst estimates for both Phoenix and Award) and discounted the future share prices to today using discount rates from 15.0% to 25.0%. Based on this analysis, Broadview estimated present values of future share prices ranging from $10.64 to $16.72.

    CONSIDERATION OF THE DISCOUNTED CASH FLOWS VALUATION METHODOLOGY. While discounted cash flows analysis is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flows analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flows. Given the uncertainty in estimating both Award's future cash flows and sustainable long-term growth rate, Broadview considered a discounted cash flows analysis inappropriate for valuing Award.

    The Phoenix Board selected Broadview as its financial advisor on the basis of Broadview's reputation and experience in the Information Technology sector and the computer software industry in particular, as well as Broadview's historical relationship with Phoenix. Pursuant to the terms of an engagement letter between Phoenix and Broadview, the fees payable by Phoenix to Broadview upon completion of the Merger are based upon consideration to be paid by Phoenix pursuant to the Merger. Broadview will be reimbursed by Phoenix for certain of its expenses incurred in connection with its engagement. The terms of the fee arrangement with Broadview, which Phoenix and Broadview believe are customary in transactions of this nature, were negotiated at arms' length between Phoenix and Broadview, and the Phoenix Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the Merger.

    The above summary of the presentations by Broadview to the Phoenix Board does not purport to be a complete description of such presentations or of all the advice rendered by Broadview. Broadview believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, could create an incomplete view of the process underlying the analyses set forth in Broadview's presentations to the Phoenix Board and in the Broadview Opinion. The Broadview Opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the Broadview Opinion. The Broadview Opinion expresses no opinion as to the price at which Phoenix Common Stock will trade at any time. In performing its

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
analyses, Broadview made numerous assumptions with respect to software industry performance and general economic conditions, many of which are beyond the control of Phoenix or Award. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

OPINION OF AWARD'S FINANCIAL ADVISOR

    BancAmerica Robertson Stephens was engaged to act as Award's financial advisor in connection with the Merger pursuant to an engagement letter (the "BancAmerica Robertson Stephens Engagement Letter") dated February 18, 1998. Pursuant to the BancAmerica Robertson Stephens Engagement Letter, Award retained BancAmerica Robertson Stephens to provide financial advisory and investment banking services in connection with a possible sale of or business combination involving Award, and to render an opinion as to the fairness of the exchange ratio in such a business combination, from a financial point of view, to the shareholders of Award.

    On April 13, 1998, at a meeting of the Award Board held to evaluate the proposed Merger, BancAmerica Robertson Stephens delivered to the Award Board its oral opinion which was subsequently confirmed as a written opinion dated April 13, 1998 (the "BancAmerica Robertson Stephens Opinion") that as of April 13, 1998 and based on the matters described therein, the Exchange Ratio was fair, from a financial point of view, to the shareholders of Award (other than Phoenix or any affiliate of Phoenix). No limitations were imposed by the Award Board on BancAmerica Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The Exchange Ratio was determined through negotiations between the managements of Award and Phoenix. Although BancAmerica Robertson Stephens did assist the management of Award in those negotiations, it was not asked by, and did not recommend to, Award that any specific exchange ratio constituted the appropriate exchange ratio for the Merger. BancAmerica Robertson Stephens also assisted Award's management in the negotiations leading to an agreement on principal structural terms of the transaction. BancAmerica Robertson Stephens expresses no opinion as to tax consequences of the Merger, and BancAmerica Robertson Stephens' opinion as to the fairness of the Exchange Ratio does not take into account the particular tax status or position of any shareholder of Award. In furnishing its opinion, BancAmerica Robertson Stephens was not engaged as an agent or fiduciary of Award's shareholders or any other third party.

    THE FULL TEXT OF THE BANCAMERICA ROBERTSON STEPHENS OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX D AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF AWARD ARE URGED TO READ THE BANCAMERICA ROBERTSON STEPHENS OPINION IN ITS ENTIRETY. THE BANCAMERICA ROBERTSON STEPHENS OPINION WAS PREPARED FOR THE BENEFIT AND USE OF THE AWARD BOARD IN ITS CONSIDERATION OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO SHAREHOLDERS OF AWARD AS TO HOW THEY SHOULD VOTE AT THE AWARD ANNUAL MEETING IN CONNECTION WITH THE MERGER. THE BANCAMERICA ROBERTSON STEPHENS OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE MERGER AND ANY OTHER TRANSACTIONS OR BUSINESS STRATEGIES DISCUSSED BY THE AWARD BOARD AS ALTERNATIVES TO THE REORGANIZATION AGREEMENT OR THE UNDERLYING BUSINESS DECISION OF THE AWARD BOARD TO PROCEED WITH OR EFFECT THE MERGER. THE SUMMARY OF THE BANCAMERICA ROBERTSON STEPHENS OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BANCAMERICA ROBERTSON STEPHENS OPINION.

    In connection with the preparation of the BancAmerica Robertson Stephens Opinion, BancAmerica Robertson Stephens, among other things, (i) reviewed financial information relating to Award furnished to it by Award, including certain internal financial analyses and forecasts prepared by the managements of Award respectively; (ii) reviewed certain publicly available information concerning Award and Phoenix, including their respective stock price and trading histories; (iii) held discussions with the management of Award concerning the business, past and current business operations, financial condition and future prospects of Award; (iv) reviewed the financial terms and conditions of the April 13, 1998 draft of the

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Reorganization Agreement; (v) reviewed the valuations of publicly traded companies that were deemed comparable to Award; (vi) prepared discounted cash flow analyses of Award; (vii) compared the financial terms of the Merger set forth in the April 13, 1998 draft of the Reorganization Agreement with other transactions that were deemed relevant; (viii) prepared pro forma merger analyses for the Merger; (ix) prepared a relative contribution analysis for Award and Phoenix; and (x) made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

    In conducting its review and arriving at its opinion, BancAmerica Robertson Stephens assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. BancAmerica Robertson Stephens did not obtain or make or assume responsibility for obtaining or making any independent evaluation or appraisal of the properties or assets of Award or Phoenix, nor has BancAmerica Robertson Stephens been furnished with any such evaluations or appraisals. BancAmerica Robertson Stephens received estimates of Award's projected financial performance that were prepared by the management of Award. BancAmerica Robertson Stephens also reviewed publicly-available projections of analysts regarding the financial performance of Phoenix. With the consent of the Award Board, this information was used by BancAmerica Robertson Stephens in comparable company, precedent transaction, exchange ratio and implied premium analysis, discounted cash flow, relative contribution and pro forma earnings analyses summarized below. With respect to financial and operating forecasts of Award provided to BancAmerica Robertson Stephens, BancAmerica Robertson Stephens assumed that such forecasts were reasonably prepared in good faith on the basis of reasonable assumptions, reflecting the best available estimates and judgments of the managements of Award. BancAmerica Robertson Stephens assumed that the Merger would be accounted for as a "pooling of interests" under generally accepted accounting principles. The BancAmerica Robertson Stephens Opinion is based on the closing trading price of Phoenix Common Stock as of April 8, 1998 and on market, economic and other conditions as they existed or were disclosed to BancAmerica Robertson Stephens and could be evaluated as of the date of the BancAmerica Robertson Stephens Opinion and made available to BancAmerica Robertson Stephens on such date. In rendering the BancAmerica Robertson Stephens Opinion, BancAmerica Robertson Stephens assumed that the Merger would be consummated upon the terms described in the Reorganization Agreement, without material alteration thereof.

    The following is a summary of the material financial analyses performed by BancAmerica Robertson Stephens in connection with rendering the BancAmerica Robertson Stephens Opinion:

    COMPARABLE COMPANY ANALYSIS. Using publicly available information, BancAmerica Robertson Stephens analyzed, among other things, the market values plus net debt (the "Total Capitalization") and trading multiples of Award and selected publicly traded companies in the software industry, including:
Microware Systems Corporation, Phoenix, Puma Technology, Inc., and SystemSoft Corporation (collectively, the "Comparable Companies"). Multiples compared by BancAmerica Robertson Stephens included Total Capitalization to revenues and operating income for calendar 1997 and to estimated revenues and operating income for calendar 1998 and 1999 and market capitalization to net income for calendar 1997 and to estimated net income for calendar 1998 and 1999. All multiples were based on closing stock prices as of April 8, 1998. Applying a range of multiples for the Comparable Companies of calendar year 1997 and estimated calendar years 1998 and 1999 revenues of 1.6x to 4.4x, 1.3x to 3.6x and 1.1x to 2.5x, respectively, to corresponding financial data for Award resulted in an equity reference range for Award of approximately $7.75 to $16.68 per share. Applying a range of multiples for the Comparable Companies of calendar year 1997 and estimated calendar years 1998 and 1999 operating income of 14.5x, 9.5x to 14.5x, and 5.8x to 9.4x, respectively, to corresponding financial data for Award resulted in an equity reference range for Award of approximately $10.96 to $17.66 per share. Applying a range of calendar year 1997 and estimated calendar years 1998 and 1999 price/earnings multiples for the Comparable Companies of 25.0x, 18.8x to 22.1x, and 16.0x to 16.4x, respectively, to corresponding financial data for Award resulted in an equity reference range for Award of approximately $14.80 to $17.90 per share. These equity reference

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ranges compared to the equity value implied by the Exchange Ratio of approximately $14.70 per share based on the closing stock price of Award Common Stock on April 8, 1998.

    PRECEDENT TRANSACTION ANALYSIS. Using publicly available information, BancAmerica Robertson Stephens analyzed the consideration offered plus net debt assumed (the "Total Consideration") and implied transaction value multiples paid or proposed to be paid in selected merger or acquisition transactions in the software industry (the "Comparable Transactions"). BancAmerica Robertson Stephens compared, among other things, the total consideration in such transaction as a multiple of latest 12 months revenues. Applying a range of multiples for the Comparable Transactions of latest 12 months revenues of 3.3x to 4.7x to corresponding financial data for Award resulted in an equity reference range for Award of approximately $12.54 to $16.57 per share, as compared to the equity value implied by the Exchange Ratio of approximately $14.70 per share based on the closing stock price of Award Common Stock on April 8, 1998. All multiples for the Comparable Transactions were based on public information available at the time of the announcement of such transactions, without taking into account differing market and other conditions during the period in which the Comparable Transactions occurred.

    No company, transaction or business used in Comparable Company Analysis or Precedent Transaction Analysis as a comparison is identical to Award, Phoenix or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the Comparable Companies, Comparable Transactions or the business segment, company or transactions to which they are being compared.

    EXCHANGE RATIO AND IMPLIED PREMIUM ANALYSIS. BancAmerica Robertson Stephens reviewed and analyzed the historical ratio of the daily per share market closing prices of Award Common Stock and Phoenix Common Stock over several time periods, each ending on April 8, 1998. BancAmerica Robertson Stephens noted that the Exchange Ratio represents a premium of 51.5% to the average price ratio for the two companies for the last 12 months, a premium of 60.1% to the average price ratio for the last nine months, a premium of 61.9% to the average price ratio for the last six months, a premium of 53.3% to the average price ratio for the last three months, a premium of 34.7% to the average price ratio for the trailing 30 trading days, a premium of 23.0% to the average price ratio for the trailing 20 trading days, a premium of 12.4% to the average price ratio for the trailing 10 trading days, a premium of 40.4% to the average price ratio for the four weeks prior to April 8, 1998, and a premium of 9.4% to the average price ratio on April 8, 1998.

    RELATIVE CONTRIBUTION ANALYSIS. BancAmerica Robertson Stephens analyzed the respective contributions of Award and Phoenix to the revenues, gross profit, earnings before interest and taxes ("EBIT"), and net income of the combined company for calendar year 1997 and to the estimated revenues, gross profit, EBIT, and net income of the combined company for calendar years 1998 and 1999. This analysis indicated that (i) in calendar year 1997, Award would have contributed approximately 21.7% of revenue, approximately 23.9% of gross profit, approximately 38.8% of EBIT and approximately 35.9% of net income and Phoenix would have contributed approximately 78.3% of revenue, approximately 76.1% of gross profit, approximately 61.2% of EBIT and approximately 64.1% of net income, of the combined company, (ii) in calendar year 1998, Award would contribute approximately 22.8% of revenue, approximately 24.3% of gross profit, approximately 36.1% of EBIT and approximately 35.1% of net income, and Phoenix would contribute approximately 77.2% of revenue, approximately 75.7% of gross profit, approximately 63.9% of EBIT and approximately 64.9% of net income, of the combined company, and (iii) in calendar year 1999, Award would contribute approximately 24.1% of revenue, approximately 25.5% of gross profit, approximately 31.8% of EBIT and approximately 31.7% of net income, and Phoenix would contribute approximately 75.9% of revenue, approximately 74.5% of gross profit, approximately 68.2% of EBIT and approximately 68.3% of net income, of the combined company. Based on market capitalizations of Award

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and Phoenix as of April 8, 1998, shareholders of Award and Phoenix would own approximately 34.4% and 65.6%, respectively, of the combined company upon consummation of the Merger.

    DISCOUNTED CASH FLOW ANALYSIS. BancAmerica Robertson Stephens performed a discounted cash flow analysis of the unlevered (before interest expense) after-tax cash flows of Award using the Award estimates for the fiscal years 1998 through 2003. BancAmerica Robertson Stephens first discounted the projected, unlevered after-tax cash flows through December 31, 2003 using a range of discount rates from 25% to 30%. Award unlevered after-tax cash-flows were calculated as the after-tax operating earnings of Award adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. BancAmerica Robertson Stephens then added to the present value of the cash flows the terminal value of Award in the fiscal year ending December 31, 2003, discounted back at the same discount rate. The terminal value was computed by multiplying Aware's projected EBIT in fiscal 2003 by terminal multiples ranging from 6.0x to 10.0x. The range of terminal multiples selected reflect BancAmerica Robertson Stephens's judgment as to an appropriate range of multiples at the end of the referenced period. The discounted cash flow valuation resulted in an equity reference range of approximately $11.96 to $17.67 per share, as compared to the equity value implied by the Exchange Ratio of approximately $14.70 per share based on the closing price of Award Common Stock on November 13, 1997.

    PRO FORMA EARNINGS ANALYSIS. BancAmerica Robertson Stephens analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on the projected earnings per share ("EPS") of the combined company for the fiscal years 1998 and 1999. Without taking into account certain cost savings that the combined company may realize in its operations, the results of the pro forma earnings analysis suggested that the Merger could be accretive to the combined company's EPS in the fiscal years 1998 and 1999. The actual results achieved by the combined company may vary from projected results and the variations may be material.

    OTHER FACTORS AND COMPARATIVE ANALYSES. In rendering its opinion, BancAmerica Robertson Stephens considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of
(i) the history of trading prices and volume for each of Award Common Stock and Phoenix Common Stock for the period April 8, 1997 to April 8, 1998, and (ii) selected published analysts' reports on each of Award and Phoenix, including analysts' estimates as to the earnings growth potential of Award and Phoenix.

    While the foregoing summary describes certain analyses and factors that BancAmerica Robertson Stephens deemed material in its presentation to the Award Board of Directors, it is not a comprehensive description of all analyses and factors considered by BancAmerica Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BancAmerica Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the BancAmerica Robertson Stephens Opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by BancAmerica Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by BancAmerica Robertson Stephens are based on all analyses and factors taken as a whole and also on application of BancAmerica Robertson Stephens' own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. BancAmerica Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, BancAmerica Robertson Stephens considered general economic, market and financial conditions and other matters, many of which are beyond the control of Award and Phoenix. The analyses performed by BancAmerica Robertson Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Award Common Stock may trade at any future time.

    Award engaged BancAmerica Robertson Stephens pursuant to the BancAmerica Robertson Stephens Engagement Letter on February 18, 1998. The BancAmerica Robertson Stephens Engagement Letter provides that, for its services, BancAmerica Robertson Stephens is entitled to receive, contingent upon consummation of the Merger, a transaction fee based upon the Aggregate Transaction Value (as defined in the BancAmerica Robertson Stephens Engagement Letter). Award has also agreed to reimburse BancAmerica Robertson Stephens for certain of its out-of-pocket expenses and to indemnify and hold harmless BancAmerica Robertson Stephens and its affiliates and any person, director, employee or agent of BancAmerica Robertson Stephens or any of its affiliates, or any person controlling BancAmerica Robertson Stephens or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by BancAmerica Robertson Stephens as financial advisor to Award. The terms of the fee arrangement with BancAmerica Robertson Stephens, which Award and BancAmerica Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between Award and BancAmerica Robertson Stephens, and the Award Board was aware of such fee arrangements, including the fact that a significant portion of the fees payable to BancAmerica Robertson Stephens is contingent upon completion of the Merger.

    BancAmerica Robertson Stephens was retained based on BancAmerica Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as BancAmerica Robertson Stephens investment banking relationship and familiarity with Award.

    BancAmerica Robertson Stephens is a nationally recognized investment banking firm. As part of its investment banking business, BancAmerica Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. BancAmerica Robertson Stephens may actively trade the equity securities of Award and Phoenix for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Award Common Stock. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Phoenix, Award, or the Award shareholders as described herein.

    Award shareholders should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular Award shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, banks, insurance companies or tax-exempt organizations who are subject to the alternative minimum tax provisions of the Code, foreign persons, shareholders who acquired their shares in connection with previous mergers involving Award or an affiliate, or shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of hedging, straddle, conversion or other risk reduction transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of Award

Common Stock were or are acquired or shares of Phoenix Common Stock or common stock of the Combined Company were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, AWARD SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    The parties are not requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. Phoenix and Award have each received an opinion from their respective legal counsel, Wilson Sonsini Goodrich & Rosati Professional Corporation, and Cooley Godward LLP, respectively, to the effect that, for federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Phoenix, Merger Sub and Award, including representations in certificates delivered to counsel by the respective managements of Phoenix, Merger Sub and Award.

    The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Phoenix, Merger Sub and Award intended to qualify as a "party to the reorganization" under Section 368(b) of the Code, in which case the following U.S. federal income tax consequences will result (subject to the limitations and qualifications referred to herein):

    (a) No gain or loss will be recognized for federal income tax purposes by holders of Award Common Stock solely upon their receipt of common stock of the Combined Company in the Merger in exchange therefor (except to the extent, if any, of cash received in lieu of fractional shares);

    (b) The aggregate tax basis of the common stock of the Combined Company received in the Merger by an Award shareholder (including any fractional share of the common stock of the Combined Company not actually received) will be the same as the aggregate tax basis of Award Common Stock surrendered in exchange therefor;

    (c) The holding period of the common stock of the Combined Company received in the Merger by an Award shareholder will include the period during which the shareholder held the Award Common Stock surrendered in exchange therefor, provided that the Award Common Stock so surrendered is held as a capital asset at the time of the Merger;

    (d) Cash payments received by holders of Award Common Stock in lieu of a fractional share will be treated as if such fractional share of Award Common Stock had been issued in the Merger and then redeemed by Award. An Award shareholder receiving such cash will recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share. The gain or loss should be capital gain or loss, provided that each such fractional share of Award Common Stock was held as a capital asset at the Effective Time;

    (e) An Award shareholder who exercises Dissenters' Rights with respect to a share of Award Common Stock and receives payments for such stock in cash will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such shares and the amount of cash received, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). Such gain or loss will be capital gain or loss, provided that the Award Common Stock is held as a capital asset at the Effective Time of the Merger. A sale of Award Common Stock pursuant to an exercise of Dissenters' Rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder exercising appraisal rights owns no shares of Phoenix Common Stock or Award Common Stock (either actually or constructively within the meaning of Section 318 of the Code); and

    (f) None of Phoenix, Merger Sub or Award will recognize gain or loss solely as a result of the Merger.

    A successful IRS challenge to the "reorganization" status of the Merger would result in significant adverse consequences to the Award shareholders. An Award shareholder would recognize gain or loss with respect to each share of Award Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the common stock of the Combined Company received in exchange therefor. In such event, a shareholder's aggregate basis in the common stock of the Combined Company so received would equal such fair market value and his holding period for such stock would begin the day after the Closing Date.

    Certain noncorporate Award shareholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in Phoenix Common Stock. Backup withholding will not apply, however, to a shareholder who furnishes a correct taxpayer identification number ("TIN") and certifies that he is not subject to backup withholding on the substitute Form W-9 included in the Transmittal Letter, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A shareholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the IRS.

    Each Award shareholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

    Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger cannot be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the specified waiting period has been satisfied. The notifications required under the HSR Act as well as certain information have been furnished to the FTC and the Antitrust Division. On May 20, 1998, requests from the Antitrust Division for additional information and documentary material (the "Second Requests") were timely received by both Phoenix and Award. Phoenix and Award are in the process of complying with the Second Requests. Phoenix and Award have met with the Antitrust Division to discuss the status of the Antitrust Division's review and have made presentations on areas of the companies' business of interest to the Antitrust Division. Phoenix and Award expect these meetings to continue as the companies and the Antitrust Division seek to bring the review to closure and in connection therewith may discuss with the Antitrust Division the terms and conditions necessary to resolve any regulatory objections to the Merger. As part of this process, Phoenix and Award may voluntarily extend the HSR Act waiting period to allow the Antitrust Division additional time to review the Merger. If no agreement is reached prior to the expiration of the period (as extended, if applicable), the Antitrust Division may decide to challenge the Merger. If the Antitrust Division were to challenge the Merger, Phoenix and Award would have to decide whether or not to litigate the matter. Phoenix and Award anticipate incurring additional expenses in order to comply with the Second Requests. In addition, if the HSR Act waiting period were to be extended or if the Antitrust Division were to challenge the Merger and Phoenix and Award decided to litigate the matter, Phoenix and Award would incur substantial additional expenses.

    Phoenix and Award have agreed to use reasonable efforts to terminate the waiting period under the HSR Act. However, under the Reorganization Agreement or otherwise, neither Phoenix nor Award is obligated to agree to any condition or remedial governmental action that may be required to obtain governmental approval under the HSR Act. There can be no assurance that the Antitrust Division will have completed its review or that the waiting period will have expired at the time of the Award Annual Meeting or the Phoenix Special Meeting. At any time before or after consummation of the Merger, and notwithstanding that the HSR Act waiting period may have expired, the Antitrust Division, the FTC or any state or foreign governmental authority, could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

    There can be no assurance that the consummation of the Merger will not be delayed by reason of the HSR Act or that failure to resolve antitrust objections to the Merger on favorable or timely terms and conditions would not lead to termination of the Merger Agreement. There can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Phoenix and Award would prevail.

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Phoenix and Award of letters from Ernst & Young LLP, Phoenix's independent accountants, regarding the firm's concurrence with Phoenix management's conclusions as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 ("APB No. 16"), if consummated in accordance with the Reorganization Agreement, and the receipt by Award of a letter from Price Waterhouse LLP, its independent accountants, regarding Price Waterhouse LLP's concurrence with Award's management's conclusions as to the appropriateness of Award being a party to a business combination for which the pooling of interests method of accounting would be available in accordance with APB No. 16.

                              TERMS OF THE MERGER

    THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE REORGANIZATION AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL AND COMPLETE TEXT OF THE REORGANIZATION AGREEMENT.

EFFECTIVE TIME

    Subject to the provisions of the Reorganization Agreement, Phoenix, Award and Merger Sub shall cause the Merger to be consummated by filing an Agreement of Merger, with the Secretary of State of the State of California in accordance with the relevant provisions of California law as soon as practicable on or after the Closing Date. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati Professional Corporation at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, or at such other time, date and location as the parties hereto agree in writing. The Closing is anticipated to occur after the close of business on June 29, 1998.

MANNER AND BASIS OF CONVERTING SHARES

    At the Effective Time of the Merger, Merger Sub will merge with and into Award and Phoenix will become the owner of all of the capital stock of Award. As a result of the Merger, each outstanding share of Award Common Stock, other than any shares held in the treasury of Award or owned by Merger Sub, Phoenix or any direct or indirect wholly owned subsidiary of Phoenix or Award, will be converted into the right to receive 1.225 (the "Exchange Ratio") shares of Phoenix Common Stock. Pursuant to the Merger, each outstanding option or right to purchase Award Common Stock under Award's 1997 Equity Incentive Plan, Employee Stock Purchase Plan and 1995 Stock Option Plan, and each outstanding warrant or other right to purchase Award Common Stock, will be assumed by Phoenix and will become a warrant, option or other right to purchase Phoenix Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. In addition, each share of Phoenix Common Stock issued to the Award Shareholders in the Merger will also include a Right pursuant to the Phoenix Rights Plan.

    No fraction of a share of Phoenix Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Award Common Stock who would otherwise be entitled to a fraction of a share of Phoenix Common Stock (after aggregating all fractional shares to be received by such holder) will receive an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price of a share of Phoenix Common Stock on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

    At or promptly after the Effective Time, Phoenix, acting through the Exchange Agent, will deliver to each Award shareholder of record (as of the Effective Time) a letter of transmittal with instructions to be used by such shareholder in surrendering certificates which, prior to the Merger, represented shares of Award Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF AWARD COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding option, warrant or right to purchase Award Common Stock will be assumed by Phoenix without any action on the part of the holder thereof. OPTION AGREEMENTS AND WARRANTS NEED NOT BE SURRENDERED.

STOCK OWNERSHIP FOLLOWING THE MERGER

    Based upon the capitalization of Award as of the close of business on March 31, 1998 (including the number of shares of Award Common Stock outstanding and the number of shares issuable upon exercise

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
of outstanding options, warrants and other rights to purchase Award Common Stock), and assuming that no holder of Award Common Stock exercises Dissenters' Rights, an aggregate of approximately 8.7 million shares of Phoenix Common Stock will be issued to Award shareholders in the Merger and Phoenix will assume options, warrants and rights for up to approximately 2.9 million additional shares of Phoenix Common Stock. Based upon the number of shares of Phoenix Common Stock issued and outstanding plus the number of shares represented by outstanding options, warrants or other rights to purchase shares of Phoenix Common Stock as of March 31, 1998, and after giving effect to the issuance of the Phoenix Common Stock to Award's shareholders in the Merger including the assumption by Phoenix of outstanding options, warrants or other rights to acquire Award Common Stock, the former holders of Award Common Stock would hold, and have voting power with respect to, approximately 26% of Phoenix's total issued and outstanding shares, and holders of former Award options, warrants or rights would hold options, warrants or rights exercisable for approximately 9% of Phoenix's total issued and outstanding shares (assuming the exercise of Phoenix's outstanding options, warrants or rights). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Phoenix or Award changes subsequent to March 31, 1998 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Phoenix or Award at the Effective Time or of Phoenix at any time following the Effective Time.

CONDUCT OF PHOENIX'S AND AWARD'S BUSINESS PRIOR TO THE MERGER

    Pursuant to the Reorganization Agreement, each of Phoenix and Award has agreed, on behalf of itself and its subsidiaries, that during the period from the date of the Reorganization Agreement and continuing until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, except as set forth in certain disclosure schedules or to the extent that the other party shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and to use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    In addition, except as set forth in certain disclosure schedules to the Reorganization Agreement, without the prior written consent of the other, Phoenix and Award have agreed that neither shall do any of the following nor permit their subsidiaries to do any of the following:

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances, agreements to create "standards" or agreements with "standards" bodies;

    (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the Reorganization Agreement and as previously disclosed in writing to the other, or adopt any new severance plan;

    (d) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the intellectual property of Award or the intellectual property of Phoenix, as the case may be, other than in the ordinary course of business, or enter into grants to future patent rights, other than in the ordinary course of business;

    (e) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than pursuant to the Phoenix Rights Plan;

    (f) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date of the Reorganization Agreement, and other than pursuant to the Phoenix Rights Plan;

    (g) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance of shares of Phoenix Common Stock or Award Common Stock pursuant to the exercise of stock options or warrants therefor outstanding as of the date of the Reorganization Agreement, (ii) options to purchase shares of Award Common Stock or Phoenix Common Stock, as the case may be, to be granted at fair market value in the ordinary course of business, consistent with past practice and in accordance with stock option plans existing on the date of the Reorganization Agreement, (iii) shares of Award Common Stock or Phoenix Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause
(ii), (iv) shares of Award Common Stock or Phoenix Common Stock, as the case may be, issuable to participants in the Award Employee Stock Purchase Plan or the Phoenix 1991 Employee Stock Purchase Plan, as the case may be, consistent with past practice and the terms thereof, and (v) shares of Phoenix Preferred Stock pursuant to the Phoenix Rights Plan;

    (h) Cause, permit or propose any amendments to any charter document or Bylaws (or similar governing instruments of any subsidiaries);

    (i) Except as set forth in the disclosure schedules of Phoenix and Award, as the case may be, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Award or Phoenix, as the case may be, or enter into any joint ventures, strategic partnerships or alliances;

    (j) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Award or Phoenix, as the case may be, except in the ordinary course of business and consistent with past practice;

    (k) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Award or Phoenix, or guarantee any debt securities of others;

    (l) Except as set forth in the disclosure schedules of Phoenix and Award, adopt or amend any employee benefit or stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

    (m) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

    (n) Make any grant of exclusive rights to any third party;

    (o) Take any action that would be reasonably likely to interfere with Phoenix's ability to account for the Merger as a pooling of interests; or

    (p) Agree in writing or otherwise to take any of the actions described in the foregoing.

CONDUCT FOLLOWING THE MERGER

    Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Award with Award remaining as the Surviving Corporation.

    Pursuant to the Reorganization Agreement, the Articles of Incorporation of Merger Sub in effect immediately prior to the Effective Time will become the Articles of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub will become the Bylaws of the Surviving Corporation. The Board of Directors of the Surviving Corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time. The officers of Merger Sub immediately prior to the Effective Time will remain as officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified.

    Pursuant to the Reorganization Agreement, the Combined Company Board following the Merger will consist of six members, four of whom will be the current directors of Phoenix, and two of whom will have been directors of Award immediately prior to the Merger (including George C. Huang and Anthony Sun). The Combined Company will have a staggered board, with three classes of directors:
Class I, II and III. The classes are elected sequentially. The two designees of Award shall be designated Class I directors. At the Combined Company's next Annual Meeting, currently expected to take place in February 1999, the Class III directors will stand for election. If, prior to the Effective Time, any of the Award designees decline or are unable to serve as directors of the Combined Company, then Award shall designate another person to serve in such person's stead, which person will be reasonably acceptable to Phoenix.

NO SOLICITATION

    Under the terms of the Reorganization Agreement, until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, each of Phoenix and Award has agreed that it will not, its subsidiaries will not, and it will instruct its respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than Award or Phoenix, as the case may be, and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning itself or any of its subsidiaries to, or afford any access to the properties, books or records of itself or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Award or Phoenix, as the case may be, and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to itself. For the purposes of the Reorganization Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Reorganization Agreement); (ii) sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer); (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a
Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Under the terms of the Reorganization Agreement, each of Phoenix and Award have agreed to immediately cease any and all existing activities, discussions or negotiations with any parties with respect to any of the foregoing. In addition, Phoenix and Award have agreed to (i) notify the other as promptly as practicable if any inquiry or proposal is made or any information or access is requested in writing in connection with an Acquisition Proposal or potential Acquisition Proposal and
(ii) as promptly as practicable notify the other of the terms of any such Acquisition Proposal. In addition, subject to the other provisions set forth in the section of the Reorganization Agreement summarized here, each of Phoenix and Award has agreed, until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, that it and its subsidiaries will not, and it and its subsidiaries will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Award or Phoenix, as the case may be); provided, that Phoenix and Award have agreed that the Boards of Directors of Phoenix and Award may take and disclose to the stockholders of Phoenix or the shareholders of Award, respectively, a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

    Notwithstanding the foregoing, Phoenix and Award have agreed that, prior to the approval of the Reorganization Agreement by the stockholders of Phoenix or the shareholders of Award, as the case may be, each of Phoenix and Award may, to the extent its Board of Directors determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of the following paragraph, furnish information to any person, entity or group after such person, entity or group has delivered to Phoenix or Award, as the case may be, in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of Phoenix or Award, respectively, in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Merger to the stockholders of Phoenix or the shareholders of Award, respectively, and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of Phoenix or Award, as the case may be (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (a "Superior Proposal"). In addition, notwithstanding the provisions of the preceding paragraph, in connection with a possible Acquisition Proposal, each of Phoenix and Award may refer any third party to the section of the Reorganization Agreement summarized here or make a copy of such section available to a third party. In the event either Phoenix or Award receives a Superior Proposal, nothing contained in the Reorganization Agreement (but subject to the terms of the Reorganization Agreement) will prevent the Board of Directors of Phoenix or Award, as the case may be, from recommending such Superior Proposal to the shareholders of such company, if such Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board of Directors of such company may withdraw, modify or refrain from making its recommendations concerning the Merger, and, to the extent the Board of Directors of such company so changes its recommendations, such company may refrain from soliciting proxies and taking such other action necessary to secure the vote of its shareholders as may be required by the Reorganization Agreement; provided, however, that each of Phoenix and Award has agreed that it will not recommend a Superior Proposal to its shareholders for a period of not less than 48 hours after the other's receipt of a copy of such Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing); and PROVIDED FURTHER, that nothing contained in the section of the Reorganization Agreement summarized here limits the obligations of Phoenix and Award to hold and convene the Phoenix Special Meeting or the Award Special Meeting, as the case may be (regardless of whether the recommendations of the Board of Directors of Phoenix or Award have been withdrawn, modified or not yet made).

    Notwithstanding the foregoing, each of Phoenix and Award has agreed that it will not provide any non-public information to a third party unless: (i) it provides such non-public information pursuant to a

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nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as the terms contained in that certain confidentiality agreement between Phoenix and Award dated as of March 26, 1998; and (ii) such non-public information is the same information previously delivered to the other.

BREAK UP FEES

    Except as set forth below, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated. Each of Phoenix and Award has agreed that if the Reorganization Agreement is terminated because (i) its Board of Directors withholds, withdraws or modifies, in a manner adverse to the other, its recommendation in favor of adoption of the Reorganization Agreement and approval of the Merger, (ii) its Board of Directors shall have failed to include in its Proxy Statement the recommendation without dissenting vote in favor of the adoption of the Reorganization Agreement and approval of the Merger, (iii) its Board of Directors fails to reaffirm its recommendation in favor of the adoption of the Reorganization Agreement and approval of the Merger within ten (10) business days after the other party requests that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal with respect to such company, (iv) its Board of Directors shall have approved or publicly recommended any Acquisition Proposal, (v) it shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal, or (vi) a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with the other party and it shall not have sent to its security holders within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that it recommends rejection of such tender or exchange offer then it will pay to the other party an amount equal to $4 million within three days of such termination of the Reorganization Agreement.

    Each of Phoenix and Award has further agreed that if the Reorganization Agreement is terminated because it has not obtained the required vote of its stockholders or shareholders at a meeting of its stockholders or shareholders properly convened to vote on the adoption of the Reorganization Agreement and approval of the Merger and (i) an Acquisition Proposal has been consummated with respect to it or (ii) it shall have entered into a definitive agreement with respect to an Acquisition Proposal in either case at any time prior to six months after the date of the Reorganization Agreement, then it will pay to the other party an amount equal to $4 million contemporaneously with the earlier of
(i) the consummation of such Acquisition or (ii) the public announcement by it of its entry into a definitive agreement with respect to such Acquisition Proposal.

    Phoenix and Award have agreed that payment of the fees described in this section will not be in lieu of damages incurred in the event of breach of the Reorganization Agreement.

CONDITIONS TO THE MERGER

    The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) certain approvals by the stockholders of Phoenix and the shareholders of Award shall have been obtained; (ii) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC; (iii) no court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity") shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and all waiting periods under the HSR Act relating to the transactions contemplated by the Reorganization Agreement will have expired or

                                       58
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terminated early; (iv) Phoenix and Award shall each have received written opinions from legal counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if the legal counsel to either Phoenix or Award does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party; (v) the shares of Common Stock issuable to shareholders of Award pursuant to the Reorganization Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq; (vi) Phoenix shall have received a letter from its independent accountant reaffirming the firm's concurrence with Phoenix management's conclusions as to the appropriateness of pooling-of-interests accounting for the Merger under APB No. 16; and (vii) Award shall have received a letter from its independent accountants regarding Price Waterhouse LLP's concurrence with Award's management's conclusions as to the appropriateness of Award being a party to a business combination for which the pooling of interests method of accounting would be available in accordance with APB No. 16; provided, however, that if the independent accountants of Award does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if the independent accountant of Phoenix renders such opinion.

    In addition, the obligation of Award to consummate and effect the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by
Award: (i) the representations and warranties of Phoenix and Merger Sub contained in the Reorganization Agreement shall be true and correct, except in all such cases where the failure to be so true and correct primarily result from or relate to (x) the announcement or pendency of the Merger, (y) conditions affecting the general global economy or regional economy in which Phoenix operates its business, or (z) conditions affecting the system level software industry as a whole, or would not have a material adverse effect with respect to Phoenix; (ii) Phoenix and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Effective Time; and (iii) no material adverse effect with respect to Phoenix shall have occurred since the date of the Reorganization Agreement, except material adverse effects that result from or relate to (i) the announcement of pendency of the Merger, (ii) conditions affecting the general global economy or regional economy in which Phoenix operates its business or (iii) conditions affecting the system level software industry as a whole.

    Further, the obligations of Phoenix and Merger Sub to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Phoenix: (i) the representations and warranties of Award contained in the Reorganization Agreement shall be true and correct, except in all such cases where the failure to be so true and correct primarily result from or relate to (x) the announcement or pendency of the Merger, (y) conditions affecting the general global economy or regional economy in which Award operates its business, or (z) conditions affecting the system level software industry as a whole, or would not have a material adverse effect with respect to Award; (ii) Award shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it on or prior to the Effective Time; and (iii) no material adverse effect with respect to Award shall have occurred since the date of the Reorganization Agreement, except material adverse effects that result from or relate to (i) the announcement of pendency of ther Merger, (ii) conditions affecting the general global economy or regional economy in which Award operates its business or (iii) conditions affecting the system level software industry as a whole.

TERMINATION OF THE REORGANIZATION AGREEMENT

    The Reorganization Agreement provides that it may be terminated at any time prior to the Effective Time (i) by mutual written consent duly authorized by the Boards of Directors of Phoenix and Award; (ii) by either Award or Phoenix if the Merger has not been consummated by September 30, 1998; provided,

                                       59
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that the right to terminate the Reorganization Agreement under this provision is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Reorganization Agreement; (iii) by either Award or Phoenix if a Governmental Entity issues an order, decree or ruling or takes any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable; (iv) by either Award or Phoenix if the required approvals of the shareholders of Award or the stockholders of Phoenix contemplated by the Reorganization Agreement have not been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of shareholders or stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate the Reorganization Agreement under this provision is not available to any party where the failure to obtain shareholder or stockholder approval of such party was caused by the action or failure to act of such party in breach of the Reorganization Agreement); (v) by Phoenix or Award if (a) the Board of Directors of either party shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the other party its recommendation without dissenting vote in favor of, the adoption and approval of the Reorganization Agreement or the approval of the Merger, (b) either party shall have failed to include in the Proxy Statement the recommendation without dissenting vote of its Board of Directors in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger, (c) the Board of Directors of either party fails to reaffirm its recommendation without dissenting vote in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger within ten (10) business days after the other party requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal with respect to the former party, (d) the Board of Directors of either party shall have approved or publicly recommended any Acquisition Proposal with respect to it, (e) either party shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal with respect to it; (vi) a tender or exchange offer relating to securities of either party shall have been commenced by a person unaffiliated with the other party, and the former party shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that it recommends rejection of such tender or exchange offer; (vii) by Award, upon certain breaches of any representation, warranty, covenant or agreement on the part of Phoenix set forth in the Reorganization Agreement, or if any representation or warranty of Phoenix shall become untrue (provided that if such inaccuracy in Phoenix's representations and warranties or breach by Phoenix is curable by Phoenix prior to or during the 30-day period commencing after delivery by Award of a written notice of breach, then Award may not terminate the Reorganization Agreement provided Phoenix continues to exercise all reasonable efforts to cure such breach); (viii) by Phoenix, upon certain breaches of any representation, warranty, covenant or agreement on the part of Award set forth in the Reorganization Agreement, or if any representation or warranty of Award shall become untrue (provided that if such inaccuracy in Award's representations and warranties or breach by Award is curable by Award prior to or during the 30-day period commencing after delivery by Phoenix of a written notice of breach, then Phoenix may not terminate the Reorganization Agreement provided Award continues to exercise all reasonable efforts to cure such breach); or (ix) by Phoenix or Award if, at any time prior to the Registration Statement being declared effective, the independent accountant of Phoenix shall have indicated in writing that it is unable to issue a letter regarding concurrence with Phoenix's management's conclusions as to the appropriateness of pooling of interest accounting in accordance with APB Opinion No. 16 and that it cannot reasonably be anticipated that it will be able to issue such letter within thirty (30) days of the date of such indication, provided, however, that in the event that the independent accountant of Phoenix is unable to issue such letter as a result of a breach by either Phoenix or Award of any representation, warranty or covenant in the Reorganization Agreement, the breaching party may not terminate the Reorganization Agreement as a result of the failure of the independent accountant of Phoenix to issue such letter.

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AFFILIATE AGREEMENTS

    Each of the members of the Phoenix Board and certain officers of Phoenix have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Phoenix Common Stock held by them to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. Each of the members of the Award Board and certain officers of Award have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Award Common Stock held by them prior to the Merger and the shares of Phoenix Common Stock received by them in the Merger so as to comply with the requirements of applicable federal securities and tax laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes.

VOTING AGREEMENTS

    Directors of Phoenix holding less than 1% of Phoenix Common Stock as of the Phoenix Record Date have entered into Voting Agreements with Award, pursuant to which such directors have agreed to vote in favor of the Merger and have granted Phoenix an irrevocable proxy to vote their shares of Award Common Stock in favor of the Merger.

    Certain directors and other affiliates of Award, who together hold approximately 34% of the Award Common Stock outstanding as of the Award Record Date, have entered into Voting Agreements with Phoenix pursuant to which such directors and other affiliates of Award have agreed to vote in favor of the Merger and have granted Phoenix an irrevocable proxy to vote their shares of Award Common Stock in favor of the Merger. See "Terms of the Merger."

INTERESTS OF CERTAIN PERSONS

    Certain members of Award's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of Award generally. The Award Board was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby.

    From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of Award pursuant to any indemnification agreements between Award and its directors and officers existing prior to the date of the Reorganization Agreement. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the articles of incorporation and bylaws of Award, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Award, unless such modification is required by law.

    After the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or Bylaws, indemnify and hold harmless, each present director or officer of Award (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of Award arising out of or pertaining to the transactions contemplated by the Reorganization Agreement for a period of six years after the date of the Reorganization Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation and Phoenix; (ii) after the Effective Time, the Surviving Corporation will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received; and (iii) the Surviving Corporation will

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
cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither Phoenix, the Surviving Corporation nor any Indemnified Party will be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and PROVIDED, FURTHER, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims.

    For a period of six years after the Effective Time, Phoenix will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Award's directors' and officers' liability insurance policy on terms comparable to those applicable to the then current directors and officers of Phoenix; provided, however, that in no event will the Combined Company or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by Award for such coverage or such coverage as is available for such 200% of the annual premium.

    Phoenix intends to enter into employment agreements with certain current Award officers following consummation of the Merger.

    Vobis Microcomputer AG ("Vobis"), a shareholder of Award, has entered an agreement with Award whereby Award will provide to Vobis certain support, maintenance and development of basic input/output system code. Mr. Willy Weck, a director of the Award, serves as Chief Financial Officer of Vobis.

    On April 13, 1998, Award, Sun Corporation ("Sun") and Axis Corporation ("Axis") entered into a Common Stock Purchase Agreement, whereby Award will purchase Sun's 19% interest and Axis's 19% interest in Award Japan for an aggregate of approximately 20,000 shares of Award common stock. Mr. Masami Maeda, a director of Award, is President, Chief Executive Officer and a majority shareholder of Sun. Sun is a shareholder of Award.

DISSENTERS' RIGHTS

    If the Merger is consummated, and if holders of 5% or more of the outstanding Award Common Stock properly exercise the rights described herein, holders of Award Common Stock which were outstanding on the Award Record Date and who fully comply with all applicable provisions of Chapter 13 of the California Corporations Code (See Annex B hereto), are entitled to require Award to purchase such shares (any and all of such shares being referred to in this Joint Proxy Statement/Prospectus as "Dissenting Shares") for cash at their "fair market value" as of the day preceding the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger. The terms of the proposed Merger were first publicly announced on April 16, 1998 (the "Merger Announcement Date").

    Dissenters' Rights are exercisable only by the holder of record, not by a beneficial owner who does not hold the shares of record.

    An Award shareholder who wishes to demand that Award purchase all or a portion of his shares for cash at such value must do all of the following with respect to such shares:

    1.  Vote such shares of Award Common Stock against the Merger.

    2. Make a written demand on Award for the purchase of such shares and for the payment in cash of the fair market value of such shares. Such demand will not be effective unless it is received by Award not later than the date of the Award Annual Meeting.

    3. Submit to Award, within 30 days after the date on which notice of approval of the Merger is mailed to such shareholder by Award, the stock certificates representing the shares which such shareholder demands Award purchase. Award will endorse such certificate to indicate they represent Dissenting Shares.

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    The written demand and the stock certificates should be delivered or addressed to Award at 777 E. Middlefield Road, Mountain View, California 94043,
Attention: Secretary.

    The required written demand (the second-numbered requirement above) must state: the number of shares held of record which the shareholder demands be purchased and the amount that such shareholder claims to be the fair market value of such shares as of the day preceding the Merger Announcement Date. The statement of fair market value will constitute an offer by the shareholder to sell such shares at the price set forth in the statement. Thereafter, the shareholder may withdraw a demand for payment only if Award consents to such withdrawal.

    If the holders of 6% or more of the outstanding shares of Award Common Stock are Dissenting Shareholders, the Merger will be precluded from being accounted for as a pooling of interests and Phoenix's independent accountant will be unable to issue a letter regarding concurrence with Phoenix's management's conclusion as to the appropriateness of pooling of interests accounting. Accordingly, one of the closing conditions of the Merger will not be satisfied.

    If Award and such shareholder agree that the shareholder has properly exercised Dissenters' Rights in accordance with Chapter 13 of the California Corporations Code, and agree upon the relevant fair market value of the Dissenting Shares, then Award, upon timely surrender of the certificates representing such shares as set forth above, will make payment of the agreed upon amount (plus interest at the legal rate from the date of such agreement) within 30 days after such agreement (or within 30 days after the Effective Date of the Merger, if later). If Award denies that such shareholder has properly exercised Dissenters' Rights, or Award and such shareholder fail to agree on the relevant fair market value of such shares, such shareholder may, within six months after the date on which the notice of shareholder approval is mailed to such shareholder, but not thereafter, file a complaint in the Superior Court for the County of Santa Clara, State of California, requesting the purchase of and payment for such shares or to determine their fair market value or both. The cost of any such action would be assessed or apportioned as the court considered equitable. However, if the court were to determine that the fair market value exceeded the price offered to the shareholder by Award by at least 25%, then Award would be required to pay costs (including, in the court's discretion, attorneys' fees, fees of expert witnesses and interest at the legal rate).

    The foregoing is merely a summary and does not purport to be a complete statement of the rights of Dissenting Shareholders. It is qualified in its entirety by reference to the applicable statutory provisions of Chapter 13 of the California Corporations Code which are set forth in full in Annex B to this Joint Proxy Statement/Prospectus.

    STOCKHOLDERS OF PHOENIX

    Stockholders of Phoenix are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the Merger.

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                          INFORMATION CONCERNING AWARD

GENERAL

    Award designs, develops and markets system enabling and management software for the global computing market. System enabling and management software is one of the fundamental layers in any microprocessor-based system (including personal computers) architecture and provides an essential interface between the system's operating system software and hardware. Award's principal system enabling and management software products include a suite of Basic Input/Output System software ("BIOS"). Award's customers include designers and manufacturers of motherboards, personal computer ("PC") systems and other microprocessor-based (or "embedded") devices. Award believes that its products and engineering services enable customers to rapidly develop new motherboard designs for state-of-the-art computer systems. Award markets and licenses its products and services worldwide and has established itself as a leading provider of desktop system management software in Asia, which accounts for over 60% of worldwide desktop motherboard production.

    The BIOS, which is the software initially executed after the system is turned on, tests and initializes hardware components, initiates the operating system and then provides advanced interface functions. Award's desktop BIOS products enable a PC to support a number of key advanced technologies, including Plug and Play, Peripheral Component Interconnect ("PCI"), Desktop Management Interface ("DMI"), Universal Serial Bus ("USB") and Advanced Configuration and Power Interface ("ACPI"). Award is currently developing further enhancements to its BIOS, including support for emerging standards such as IEEE-1394 and Intelligent I/O ("I2O"). IEEE-1394 is a high-speed data interface for PCs, peripherals and consumer electronic products. I2O is an intelligent input and output subsystem used primarily with data storage devices. Award also provides BIOS upgrades to end-users of desktop PCs who wish to extend the life of their systems without replacing them entirely. In addition to Award's proprietary suite of system enabling and management software products, Award offers PC Card software that enables PCs and other electronic devices to recognize, install, configure and operate peripheral devices, such as network and modem cards.

    Award has recently embarked on a program to provide the leading PC technologies to manufacturers of embedded devices. Supporting systems using real time operating systems ("RTOS"), for example, Award's products provide PC bus connectivity, PC software compatibility and PC hardware enabling. Certain vertical markets within the embedded systems arena, such as Internet appliance manufacturers, are also targeted with industry specific solutions.

    Award currently licenses its products to more than 200 customers worldwide, including Compaq Computer Corporation ("Compaq"), LG Electronics Inc. ("LG Electronics), Micron Electronics, Inc. ("Micron"), Motorola, Inc. ("Motorola"), NEC Corporation ("NEC") and Packard Bell. In response to its customers' need to develop and integrate new technologies rapidly, Award has developed its business with a particular emphasis on providing local engineering service and support in each of its major target regions: Asia (primarily Taiwan), North America and Europe.

    Award Software International-Registered Trademark-, Award Software-TM-, Award-TM-, APIACCESS-TM-, AwardBIOS-TM-, CARDWARE-Registered Trademark-, MR BIOS-Registered Trademark-, PC DIAG-Registered Trademark-,
POSTcard-Registered Trademark-, SMSACCESS-Registered Trademark-,
Unicore-Registered Trademark-, USBACCESS-TM- and WWWACCESS-TM- are either pending trademark approval or are trademarks of Award.

INDUSTRY BACKGROUND

    PC systems consist of four layers: the hardware, the BIOS, the operating system and the application software. The computer's primary hardware component, the motherboard, is connected to peripheral hardware devices, such as a keyboard, hard disk drive and mouse. The BIOS is stored in a non volatile memory chip on the motherboard while the operating system and application software are stored on the hard disk drive. The BIOS, which is the software initially executed after the system is turned on, tests and

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initializes hardware components and initiates the operating system. After the
BIOS completes the start up or "booting" of the system, it serves as the interface between the computer hardware and the operating system. By acting as the bridge between the operating system and the computer hardware, the BIOS makes it possible to develop hardware and software independently. As a result, the pace of innovation for hardware products in the PC industry, where the typical life cycle of a hardware design is six to twelve months, has not been constrained by the slower pace of operating system development, where generational advances can take several years to develop.

    Enhanced BIOS and other system management software have been developed to support implementation of new industry standards and technologies, such as Plug and Play, PC Card, DMI, "hot-docking" and ACPI. Improved versions of BIOS are currently being developed to support IEEE-1394 and the latest PC industry standards. Many of these new technologies will play an important part in the development of PCs and embedded devices for the Internet and other network computing environments.

    Several important trends are currently affecting the system management software industry:

    OUTSOURCING OF SYSTEM MANAGEMENT SOFTWARE DEVELOPMENT. The rapid pace of technological innovation in recent years has required system makers to adapt to short production cycles and operate in an environment of continuous innovation. As PC and motherboard designers and manufacturers continuously improve their hardware products, they must ensure the compatibility of these new designs with existing operating systems through a customized BIOS. While many PC and motherboard manufacturers have the capability to or do develop system management software internally, increasingly complex technology, demand for compatibility with industry standards and competitive market pressures are driving some manufacturers to consider resorting to dedicated system management software providers. These manufacturers demand high levels of support at all stages of product development, making it necessary for system management software vendors to provide effective localized engineering support during the production process.

    OUTSOURCING OF MOTHERBOARD PRODUCTION. Competitive pressures in the PC market, including sub-$1,000 PCs ("Segment Zero"), have also caused many system manufacturers to outsource PC motherboard production to reduce cost and stay current with advancing technologies. Manufacturers in Taiwan have taken advantage of this trend to become significant participants in the world desktop system and motherboard production market. Further, their role has expanded to include design decisions, such as the selection of the BIOS and other system management software. To rapidly integrate new motherboard designs into the overall PC system, these manufacturers require locally based system management software engineering resources.

    RAPID GROWTH OF THE EMBEDDED DEVICE MARKET. Embedded devices perform a single or limited number of tasks for a dedicated purpose. These devices require advanced capabilities for data analysis, communication, control and ease-of-use and depend upon highly customized system management software solutions to ensure performance, reliability and functionality. Two distinct trends are emerging in the embedded systems market. First, traditional PC architecture, which is based on the x86 design, is being adopted for use in the embedded computer market. The implementation of x86 architecture permits the development of open systems that can employ standard software, development tools and peripheral hardware products. Second, new generations of high-performance, low-cost Reduced Instruction Set Computing ("RISC")-based processors are fostering the invention of new types of devices and the miniaturization of existing products such as Internet telephones and personal communicators. To minimize time to market, these classes of designs are relying more and more on technologies and standards emanating from the PC industry.

    NEED TO REDUCE TOTAL COST OF OWNERSHIP ("TCO"). As PC use by less technically sophisticated home and business users has grown, PC system manufacturers have been searching for cost-effective solutions to reduce TCO. Today's computing environment potentially provides system manufacturers with the ability to access the hardware and operating systems to ascertain the problems of the user and to make repairs.

Additionally, manufacturers of embedded systems are searching for cost-effective ways to maintain and support their products, which are broadly distributed and sometimes installed in remote locations that cannot be directly accessed by support personnel. To address this opportunity, providers of system management software are beginning to work closely with system manufacturers to develop products with remote access, diagnostic and repair capabilities. Management Information System ("MIS") organizations and individuals are seeking ways to prolong the useful life of PCs that have enough computing power for daily usage, but are no longer compatible with hardware technologies introduced after the PCs were manufactured.

AWARD STRATEGY

    Award's objective is to become the leading designer, developer and marketer of system enabling and management software by providing innovative solutions to the desktop PC, mobile PC and embedded device markets. Award's strategy includes the following key elements:

    BUILD ON DESKTOP LEADERSHIP IN ASIA. Award is currently a leading provider of system management software to the Asian desktop motherboard market and will attempt to increase market share in this important region. Award believes that PC manufacturers worldwide increasingly outsource PC design decisions, including the selection of system management software and solutions used to reduce TCO, to the OEMs and original design manufacturers in Taiwan that form the core of Award's client base. Award further believes its long-standing focus on Asia positions it to take advantage of this market growth, and Award plans to maintain a high level of engineering and management resources in this region. See "Business--Business Risks, International Operations; Currency Fluctuations; International Unrest."

    LEVERAGE EXISTING CUSTOMER RELATIONSHIPS AND DESKTOP PC EXPERTISE TO PURSUE THE MOBILE MARKET. Award believes that it can leverage its desktop system management software expertise to design and develop products for the mobile PC. To complement its mobile BIOS products, Award also offers system management software to support the PC Card standard, which is broadly implemented in the mobile PC market. Award believes that the leading Taiwanese desktop system and motherboard manufacturers, many of which are Award customers, will enter the mobile PC market and provide Award with opportunities to license its mobile BIOS products. In addition, Award has established a full-service joint venture subsidiary operation in Yokohama, Japan to market, customize and support system management software to the mobile PC manufacturers in Japan, which are significant participants in the mobile PC market.

    PROVIDE THE EMBEDDED SYSTEMS MARKETPLACE WITH INNOVATIVE PRODUCTS BASED ON AWARD'S PC INDUSTRY CORE COMPETENCIES. With the increasing uniformity of the PC industry, where products generally must be Intel-and Microsoft-compatible, software developers and peripherals manufacturers can design products with very large and instantaneous markets. Designers of embedded systems cannot benefit from this broad product availability, given the traditional embedded system's incompatibility with Microsoft Corp. ("Microsoft") Windows and Intel Corporation ("Intel") products. Award's strategy is to bridge the two environments by leveraging its PC expertise and making PC technologies available on embedded and real-time systems. In 1997, Award released several products based on PC technology and geared toward the embedded systems market. Award's USBACCESS provides embedded system connectivity to USB devices. WWWACCESS, which includes web browser technology licensed from third parties, provides embedded devices--including intelligent terminals, set-top boxes and telephones--with Internet capabilities. APIACCESS enables developers of embedded systems to develop application software using PC development tools and paradigms, including the Win32-Registered Trademark- application program interface standard.

    PROVIDE LOCALIZED CUSTOMER SERVICE IN KEY MARKETS. Award provides responsive and competitive system management software engineering and support by maintaining engineering, marketing and sales staff in the four key PC design centers around the world: Taiwan, the U.S., Germany and Japan. For many of its customers, Award serves as an important source of research and development, providing customized solutions within the tight timeframes required in the competitive motherboard market. In addition,

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
Award's local service centers allow it to act as an important conduit between the technology centers in the U.S. and key PC design centers. Easy accessibility, frequent communication and localized interaction are crucial to the selection and implementation of Award system enabling and management software. Award believes that its emphasis on local service enables it to perform high-quality, reliable and timely engineering and support services and provides it with a competitive advantage.

PRODUCTS--SYSTEM MANAGEMENT AND ENABLING SOFTWARE

PERSONAL COMPUTER SOFTWARE PRODUCTS

    AWARD SYSTEM BIOS

    The Award System BIOS, or AwardBIOS, consists of core software code that can be combined with additional software modules to add specific functions and features, including Plug and Play, PCI, APM, USB and DMI. Award integrates the core software code with some or all of these software modules to create a product that meets the needs of its three principal markets: desktop PCs, embedded devices and mobile PCs. To date, the majority of Award's software license fees have been derived from sales in the desktop PC market.

    DESKTOP BIOS integrates the core software code with modules that support the following technological advancements:

    - PLUG AND PLAY permits the BIOS and operating system software to automatically recognize and configure PC hardware and peripherals, such as printers, network cards and multimedia accessories. A variation of this technology, known as "Hot" Plug and Play, allows for the installation, recognition and removal of peripherals while power is on.

    - PCI was developed by a consortium led by Intel and provides an automatically configured interface between high-speed peripheral components and PC systems.

    - APM reduces power consumption by continuously monitoring system activity, sensing idle time and powering down or powering off components.

    - DMI is an industry standard that allows the desktop configuration data to be easily accessed locally or over a network. This software is capable of detecting and storing configuration information from devices and systems that comply with the industry standard Desktop Management Task Force specification.

    - USB is a new Plug and Play interface designed to provide an easy connection of slow- and medium-speed peripherals to a PC by supplying a uniform connector to make installing a peripheral as simple as plugging in a telephone.

    MOBILE PC BIOS is a customized BIOS solution for use in notebook and other portable PCs. It integrates the core software code with modules that support Plug and Play, PCI, APM, DMI and USB. In addition, this new product supports the hardware associated with mobile PCs, such as chipsets and keyboard controllers, as well as other advanced technologies. For example, "hot docking" allows users to connect to and disconnect from their mobile PCs to desktop docking stations without turning off their machines. Award has also developed smart battery support that ensures compatibility and monitors diagnostic information for the advanced batteries found in mobile PCs.

    REMOTE MANAGEMENT SOFTWARE

    AWARD PREBOOT MANAGER, and its companion product, AWARD PREBOOT AGENT, is a patent-pending solution developed by Award that allows technical support personnel to remotely access a disabled PC via a modem or network connection. Award believes that this software is unique because it operates without a functioning hard drive or operating system and thus can solve a number of system problems. AWARD PREBOOT

MANAGER allows an expert system or technical support person to run BIOS setup, see error messages, download files and download diagnostic software. Consequently, PC manufacturers will be able to efficiently diagnose and potentially repair systems without the usual user telephone relay or site visit. The AWARD PREBOOT MANAGER and AWARD PREBOOT AGENT solution benefits PC system manufacturers as well as third-party service providers because it can reduce both the time and cost expended to diagnose and repair the system.

    PC CARD SOFTWARE

    The Personal Computer Memory Card International Association ("PCMCIA") was formed to enact standards for credit card size computer memory and peripheral add-on products called PC Cards. Award supplies software to enable PCs and other electronic devices to recognize, install, configure and operate peripheral devices that comply with PCMCIA standards. Award's PC Card software, CardWare, provides a number of benefits over traditional PC Card software, including the efficient use of system memory, greater portability, ease of maintenance and a more modular design.

    BIOS UPGRADE SOLUTIONS

    Computers manufactured a few years ago often have enough computing power to meet the users' needs, but may lack support for certain technologies, such as large, removable media, which did not exist when the PC was built. Award provides BIOS upgrades for PCs based on Award's and its competitors' BIOS, allowing the end-users to extend the useful life of their PC systems.

    PC DIAGNOSTICS SOFTWARE

    With the mounting complexity of today's PCs, the ability to distinguish between user mistakes ("operator errors") and actual system failures becomes more important. Award's PC DIAG and POSTcard offer standalone software and hardware diagnostic solutions, respectively, allowing MIS personnel and PC end-users alike to quickly determine the causes of their system failures.

EMBEDDED SYSTEMS SOFTWARE PRODUCTS

    EMBEDDED SYSTEM BIOS

    AwardBIOS for Embedded Systems integrates the core software code with selected modules and additional custom features. Award works closely with embedded device customers to incorporate BIOS into design intensive embedded hardware. Unlike PC products, which typically experience short product cycles, a typical embedded device solution has a relatively long product life, with most designs lasting through the life cycles of the products into which they are integrated.

    WIN32-COMPATIBLE SOFTWARE FOR EMBEDDED DEVICES

    The Win32 application program interface ("API") standard has become the computer industry's most popular programming environment. As such, large numbers of application programs and software development tools are available for Microsoft Windows software end-users and developers. Award's APIACCESS product enables developers of embedded systems to use many of the same software development tools that they currently use for developing PC applications, and then to compile, link and run these applications on non-Windows-based, RISC or x86 systems, reducing time to market and development costs.

    INTERNET-ENABLING SOFTWARE FOR EMBEDDED DEVICES

    To reduce time to market, manufacturers of Internet-enabled embedded devices, such as Internet telephones, set-top boxes and intelligent terminals, require off-the-shelf, integrated solutions combining the operating system, an Internet browser and other connectivity or productivity applications. The traditional approach is to license a RTOS and a RTOS-specific version of a browser, requiring the manufacturer to develop other supporting applications using the RTOS vendor's development tools. Award's WWWACCESS product brings the Win32 paradigm to these classes of embedded devices, providing a complete Internet Appliance solution while also enabling the manufacturer to develop or select Windows-based commercial applications, such as email tools or connectivity solutions for inclusion on their devices.

    USB-ENABLING SOFTWARE

    USB is the emerging standard for PC connectivity of slow- and medium-speed peripherals such as keyboards, mice, printers and scanners. Windows 98, currently scheduled to be released in mid-1998, will be the first operating system to support USB, although PC systems have had USB hardware connectivity built-in since 1997. Award's USBAccess product enables non-Windows operating systems, including RTOS, to support the same USB standard and the same PC peripherals available on the market.

CUSTOMERS

    Award services over 200 customers worldwide, including designers and manufacturers of desktop PC motherboards, PC systems and notebooks, hardware components and embedded devices. Current customers include Compaq, LG Electronics, Micron, Motorola, NEC and Packard Bell. From time to time, Award has worked with selected customers to co-develop certain products and expects to pursue additional co-development opportunities in the future. For the years ended December 31, 1997, 1996 and 1995, Vobis Microcomputer AG ("Vobis") accounted for approximately 5%, 11% and 13% of Award's revenues, respectively.

SALES AND MARKETING

    Award markets its products directly and through independent sales representatives. In North America, Award sales managers operate from Award's headquarters in Mountain View, California and North Andover, Massachusetts. In Asia, Award operates from its office in Taipei, Taiwan, Hong Kong, China; Yokohama, Japan, and through an independent sales representative in Korea. In Europe, Award markets through its office in Munich, Germany. Award supports its sales efforts with marketing programs that include exhibitions at trade shows, participation in industry associations and events, attendance at technical seminars and designation as hardware reference platform designs by processor and chipset manufacturers.

    Award believes that customer service and technical support are important competitive factors in the system management software market. Accordingly, Award provides local service and support for its customers in the U.S., Asia and Europe. In addition, Award provides worldwide technical support from the U.S. for end-users of its products through dial-in telephone services, facsimile, e-mail and Award's web site on the World Wide Web. Information contained in Award's home page shall not be deemed to be a part of this Joint Proxy Statement/Prospectus. Award believes that close contact with its customers not only improves its customers' level of satisfaction, but also provides early access to its customers' new product plans and requirements.

PRODUCT DEVELOPMENT

    Award's research and development efforts consist of new product development, product enhancements and product customization for individual customers. Award develops new products in response to emerging PC standards such as IEEE-1394 and I2O, and to address perceived opportunities in related markets such as mobile computing, remote diagnostics and embedded systems. Award's engineers actively participate in a number of relevant industry standard groups, such as the I2O Special Interest Group, the Personal Computer Memory Card International Association, the Desktop Management Task Force, the

Peripheral Component Interconnect Special Interest Group and the IEEE-1394 Trade Association, which help guide Award's product planning. Award's software is developed in a modular fashion to facilitate changes and updates as needed to meet customer requirements and rapid development of new products.

    An important function of Award's engineering group is to perform the customization of the BIOS for each new motherboard and the customization of other enabling software for new embedded designs. Award works closely with the customer's engineers to ensure that the final motherboard design and the Award BIOS, or the customers' embedded systems and Award's other enabling software, are developed efficiently. The turnaround time for customizing a BIOS for a customer can be as short as one week. Customization of embedded products can take longer, depending on Award's product in question. Customization of BIOS or other enabling software can be done in the U.S., Taiwan, Japan or Germany, depending on resource availability and customer needs.

    Because the development of Award's software products requires knowledge of computer hardware, operating system software, system management software and application software, key technical personnel must be proficient in a number of disciplines. Competition to attract and retain such personnel is intense, and the failure of Award to hire and retain talented technical personnel or the loss of one or more key technical employees could have an adverse effect on Award's business, financial condition and results of operations. See "Risk Factors--Award Business Risks--Dependence on Key Personnel; Ability to Attract and Retain Key Technical Employees."

COMPETITION

    The markets for Award's products are highly competitive. The principal competitive factors affecting the markets for Award's software include technological excellence, timeliness of product introduction, responsiveness to customer requirements, customer relationships, industry relationships, engineering services, ease of use, ease of integration and price. Due to its technological competence, large customer base in the desktop PC market, and strong relationships with industry participants, Award believes it competes favorably with respect to all of these factors. Further, part of Award's strategy is to develop innovative software product solutions to address the emerging trends in the PC and embedded device markets. There can be no assurance that such products or technologies will be successfully developed by Award or that such products will not be developed by others, rendering Award's software or technologies non-competitive or obsolete. Failure to successfully implement this strategy could have a material adverse effect upon Award's business, financial condition and results of operations. See "Information Concerning Award--Industry Background" and "--Product Development."

    Award faces competition primarily from other PC and embedded systems management software companies, including AMI, Phoenix and SystemSoft, and also from the in-house software development staffs of current and prospective customers. Certain of the companies with which Award competes or may in the future compete have substantially greater financial, marketing, sales and support resources and greater brand name and technological leadership recognition than Award. There can be no assurance that Award will be able to develop software comparable or superior to software offered by its competitors. In addition, the PC market experiences intense price competition and Award expects that, to remain competitive, it may have to decrease unit prices on some or all of its software products. Any such decrease would have a material adverse effect on Award's business, financial condition and results of operations.

    Award believes that interdependencies may develop between system management software companies and their customers, which would need to be overcome to replace an entrenched competitor. While Award believes such entrenchment may benefit Award in its existing relationships with key participants in the PC market, especially with its customers in Taiwan, customer entrenchment may make it more difficult for Award to displace competitors or increase market presence, particularly in the mobile PC market, where competitors may have strong relationships with certain mobile PC manufacturers. Intel, for example, has entered into formal agreements with, and become a significant shareholder in, Phoenix and SystemSoft. In addition, SystemSoft has entered into agreements with Microsoft, IBM and Compaq to license its PC Card software.

    Award believes that competitive pressures in the system management software market may increase as operating software system software vendors incorporate more system management software into their products. As software manufacturers provide greater functionality and features, user value and performance to their products that eliminate or encroach upon the need for Award's software products, the market for such products could be materially diminished. Microsoft's recently released Windows CE operating system includes embedded toolkit software that incorporates system management software features.

    Microsoft includes basic PC Card software in its Windows 95 operating system and has announced the inclusion of full PC Card software support in its next generation Windows 98 and Windows NT 5.0 operating systems. Award has developed PC Card software for Microsoft's Windows NT. If end-users of Microsoft's version of the basic PC Card and Plug and Play software included in its operating systems perceive such software as being adequate for their computing needs, Award's revenues from PC Card software would be adversely affected. While Award believes that the trend in the PC industry toward greater complexity will continue and that Award's products offer a technologically proven, timely and cost-effective solution to this need, there can be no assurance that other participants in the PC industry will not develop products and solutions that encroach upon the demand, or obviate the need, for Award's products. See "Risk Factors--Award Business Risks--Dependence on Key Customer Relationships; Concentration of Credit Risk."

INTELLECTUAL PROPERTY

    Award's success depends in significant part on the development, maintenance and protection of its intellectual property. Award regards all of its software as proprietary and attempts to protect it with a combination of patents, copyrights, trademarks and trade secrets, employee and third-party nondisclosure agreements and other methods of protection. Despite these precautions and the protection of copyright laws, it may be possible for unauthorized third parties to copy Award's software or to reverse engineer or obtain and use information that Award regards as proprietary. Award currently holds patent in the U.S. for one invention and a patent abroad for one invention which is jointly owned with a third party. Award has patent applications pending in the U.S. and/or abroad on seven inventions, two of which are owned jointly with a third party. However, Award does not generally rely on patents to protect its products. Award licenses its object and source code under written license agreements. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed programs, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign jurisdictions, including Taiwan, do not protect Award's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the protections put in place by Award will be adequate.

    Significant and protracted litigation may be necessary to protect Award's intellectual property rights to determine the scope of the proprietary rights of others or to defend against claims of infringement. Moreover, although Award is not currently involved in any litigation with respect to intellectual property rights, in the past there have been allegations that certain portions of Award's core BIOS infringed on a third party's copyrights. In response, Award rewrote certain software routines in a "clean room" procedure and upgraded its customers to the new version of such software routines to avoid any further allegations of infringement. Award believes that its software does not presently infringe the copyrights of any third parties. However, there can be no assurance that other parties will not make allegations of infringement in the future. Such assertions could require Award to discontinue the use of certain software routines, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non infringing technology or to obtain licenses to the alleged infringing technology. Although Award has been able to acquire licenses from third parties in the past, there can be no assurance that Award would be able to develop alternative technologies or to obtain such licenses or, if a license is obtainable, that the terms would be commercially acceptable to Award in the event such assertions are made in the future.

EMPLOYEES

    As of December 31, 1997, Award had 163 full-time employees, of whom 82 are engaged in engineering and technical positions, 49 in sales and marketing, and 32 in finance, operations and administration. Except for two employees in the U.S. and all employees in Germany, none of Award's employees is party to an employment agreement with Award. No employee of Award is represented by a labor union or is subject to a collective bargaining agreement. Award has never experienced a work stoppage due to labor difficulties and believes that its employee relations are good.

PROPERTIES

    Award's headquarters are located in Mountain View, California. Award subleases approximately 36,800 square feet in this facility renewable on a yearly basis after December 31, 1996. Award also leases office space in Irvine, California; North Andover, Massachusetts; Taipei, Taiwan; Hong Kong, China; Yokohama, Japan; and Munich, Germany. These offices provide sales and technical support to its customers in Southern California, Canada and the Eastern U.S., Asia, Japan and Europe, respectively. Award believes that its facilities are adequate to support operations for the next twelve months. In the event that additional space is needed, Award believes that suitable additional or alternative space adequate to serve its needs will be readily available on commercially reasonable terms.

LEGAL PROCEEDINGS

    Award is not currently engaged in any material litigation or legal proceedings.

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
                         AWARD SELECTED FINANCIAL DATA

    The following table sets forth, for the periods indicated, certain selected consolidated financial data of Award. This data should be read in conjunction with the audited consolidated financial statements and notes related thereto included elsewhere in this Joint Proxy Statement/Prospectus. The selected consolidated financial data as of and for the six months ended July 1, 1993 and December 31, 1993 and the four years ended December 31, 1997 have been derived from the consolidated financial statements of Award and its Predecessor, audited by Price Waterhouse LLP. The selected consolidated financial data as of and for the three-months periods ended March 31, 1997 and 1998 have been derived from the unaudited consolidated financial statements of Award, which in the opinion of Award's management reflect all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited interim financial information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the full year or any future period.

                                                                         AWARD
                              PREDECESSOR   ---------------------------------------------------------------      THREE MONTHS
                             -------------   SIX MONTHS                                                             ENDED
                              SIX MONTHS        ENDED                   YEAR ENDED                                MARCH 31,
                             ENDED JULY 1,  DECEMBER 31,               DECEMBER 31,                          --------------------
                                 1993           1993         1994          1995          1996       1997       1997       1998
                             -------------  -------------  ---------  ---------------  ---------  ---------  ---------  ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)                           (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues
  Software license fees....    $   1,763      $   1,903    $   5,585     $   6,989     $  11,721  $  19,502  $   4,036  $   5,261
  Engineering services.....           47            107          161           239           472      2,366        347        679
  Related parties..........           --             50          972         1,902         1,878      1,499        645        466
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
Total revenues.............    $   1,810      $   2,060    $   6,718     $   9,130     $  14,071  $  23,367  $   5,028  $   6,406
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
Income (loss) from
  operations...............    $    (628)     $  (1,125)   $   2,057     $   1,861     $   3,961  $   5,641  $   1,098  $   1,327
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
Net income (loss)..........    $    (655)     $  (1,178)   $   1,258     $   1,165     $   2,885  $   4,680  $     892  $   1,148
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
                                  ------    -------------  ---------        ------     ---------  ---------  ---------  ---------
Basic net income (loss) per
  share (1)................                   $   (0.31)   $    0.33     $    0.28     $    0.54  $    0.68  $    0.13  $    0.16
                                            -------------  ---------        ------     ---------  ---------  ---------
                                            -------------  ---------        ------     ---------  ---------  ---------
Weighted average common
  shares...................                       3,842        3,842         4,136         5,335      6,867      6,792      6,963
Diluted net income (loss)
  per share (1)............                   $   (0.31)   $    0.33     $    0.25     $    0.47  $    0.61  $    0.12  $    0.15
                                            -------------  ---------        ------     ---------  ---------  ---------
                                            -------------  ---------        ------     ---------  ---------  ---------
Weighted average number of
  common and common
  equivalent shares........                       3,842        3,842         4,650         6,095      7,705      7,701      7,670

                                                                        AWARD
                                              ---------------------------------------------------------
                                 PREDECESSOR
                                 -----------                        DECEMBER 31,
                                   JULY 1,    ---------------------------------------------------------    MARCH 31,
                                    1993        1993       1994         1995         1996       1997         1998
                                 -----------  ---------  ---------  -------------  ---------  ---------  -------------
                                                         (DOLLARS IN THOUSANDS)                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents......   $     156   $     280  $   1,374    $   6,498    $  23,248  $  24,631    $  25,604
Working capital (deficit)......      (1,189)     (1,113)     1,173        6,642       23,792     27,416       28,507
Total assets...................       1,088       1,807      3,119        9,083       28,410     34,381       36,109
Shareholder's equity
  (deficit)....................      (1,099)       (468)     1,695        7,169       25,091     29,812       31,179

------------------------

(1) For an explanation of the number of shares used to compute basic net income
    (loss) per share and diluted net income (loss) per share, see Note 5 of Notes to Consolidated Financial Statements.

       AWARD MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21A OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH INVOLVE RISKS AND UNCERTAINTIES. AWARD'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS--AWARD BUSINESS RISKS" AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

OVERVIEW

    Award's predecessor, Award Software, Inc. (the "Predecessor"), was founded in 1983 to design, develop and market a suite of Basic Input/Output System software ("BIOS") for the system management software market. During the mid- and late-1980s, Award established a significant market presence by providing BIOS for the 286/386 PC markets and achieved early market success as a BIOS supplier to the Taiwanese motherboard market. Award was acquired in July 1993 by GCH Systems, Inc. ("GCH"), an independent developer of microcomputers and application-specific integrated circuits, and operated as a wholly owned subsidiary. On October 25, 1996, Award consummated the initial offering of its Common Stock to the public. Award markets and licenses its products and services worldwide and is a leading provider of system management software to the PC motherboard market in Asia, which accounts for over 60% of worldwide motherboard production.

    Award has historically generated the substantial majority of its revenues from the licensing of desktop system management software, primarily to motherboard manufacturers and PC OEMs. Sales from international operations, particularly to customers in Taiwan, comprise a substantial portion of Award's total revenues. During the three year periods ended December 31, 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998, revenues from international operations represented 68%, 71%, 55%, 53% and 56% of Award's total revenues, respectively. Software license fees are recognized upon delivery of the product, fulfillment of acceptance terms, if any, and satisfaction of significant support obligations, if any. Engineering services revenues generally consist of amounts charged for customization of the software prior to delivery and are generally recognized as the services are performed. Related parties revenues include software license fees and non-recurring engineering services provided to a Common Stock shareholder and a Common Stock warrant holder. Award believes that its business is subject to seasonal fluctuations, with shipments in the fourth calendar quarter being somewhat higher due to higher levels of PC shipments in that time period.

    Award has an established international presence and consequently generates a significant portion of its revenues and expenses in currencies other than the U.S. Dollar, primarily the New Taiwan Dollar and the German Mark. As a result, any appreciation or depreciation in the U.S. Dollar against these currencies could adversely affect Award's business, financial condition, results of operations and cashflows. In addition, foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. During the years ended December 31, 1995, 1996, 1997 and for the three month period ended March 31, 1998, fluctuations in the value of currencies in which Award conducts its business relative to the U.S. Dollar were not significant on an annual basis. See "Risk Factors--Award Business Risks--International Operations; --Currency Fluctuations; --International Unrest."

    On September 10, 1997, Award entered into a Master Original Equipment Manufacturer (OEM) Software License Agreement ("the License Agreement") with Intel to market and distribute Intel's LANDesk Client Manager software to its Taiwan customers. Products incorporating this software, coupled with or without Award products, would then be distributed throughout the world. The License Agreement is non-exclusive, royalty-bearing, and automatically renews for additional one-year terms subject to certain termination rights. Intel's software, because it is designed as a PC and network-based solution to ease both client and system administration to reduce the total cost of PC ownership, compliments the existing system management software offerings of Award to existing and potential customers around the world.

    On May 30, 1997, Award acquired all of the outstanding stock of Unicore through the Unicore Merger pursuant to the Merger Agreement, dated as of May 29, 1997, by and among Award, its wholly owned subsidiary, Unicore and Narath. Unicore is engaged in the business of providing basic input/output software upgrades for personal computers and embedded systems. Pursuant to the terms of the Merger Agreement, Award issued to Narath, the selling shareholder, 218,571 shares of Award's common stock. The Merger is being treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and is being accounted for as a pooling of interests. The terms of the Merger Agreement were determined through arm's-length negotiations between Award and Unicore and Narath. In addition, Narath entered into an employment agreement with Award pursuant to which Narath serves as a Vice President of Award and President of Unicore, Award's wholly owned subsidiary.

    On April 30, 1997, Award entered into a memorandum of understanding with Sun and Axis Corporation ("Axis") to establish a majority-owned subsidiary, Award Software Japan KK ("Award Japan"), a joint venture corporation incorporated under the laws of Japan and based in Yokohama, Japan (the "Japan Joint Venture"). The objective of Award Japan is to market and distribute Award's products in Japan. Award, Sun and Axis contributed approximately $310,000, $95,000 and $95,000 for 62%, 19% and 19% ownership of Award Japan, respectively. On April 13, 1998, Award, Sun Corporation ("Sun") and Axis Corporation ("Axis") entered into a Common Stock Purchase Agreement, whereby Award will purchase Sun's 19% interest and Axis' 19% interest in Award Japan for an aggregate of approximately 20,000 shares of Award Common Stock. Mr. Masami Maeda, a director of Award, is President, Chief Executive Officer and a majority shareholder of Sun. Sun is a shareholder of Award.

    On February 21, 1997, Award acquired certain assets of Willows software ("Willows acquisition") for $400,000 cash, direct acquisition costs of $40,000 and the assumption of liabilities totaling $44,000. The purchase price was allocated based upon the estimated fair market value of identifiable tangible and intangible assets and liabilities assumed, including $289,000 to in-process research and development. The amount allocated to in-process research and development relates to acquired development projects that had not reached technological feasibility at the acquisition date and had no alternative future use.

    The Unicore Merger, Japan Joint Venture and Willows acquisition were motivated by many factors, including the desire to obtain new technologies, the desire to expand and enhance Award's product lines and the desire to attract key personnel. The integration of such operations is typically difficult, time consuming and subject to a number of inherent risks. In the case of software development enterprises, the success of acquisitions is dependent upon the integration and retention of existing employees. There can be no assurance that key employees of an acquired enterprise will remain with Award after an acquisition. The success of acquisitions and joint ventures will also be dependent upon Award's ability to fully integrate the management information and accounting systems and procedures of such entities with those of Award. Award's management will be required to devote substantial time and attention to the integration of these businesses and to any material operational or financial problems that may occur as a result of such transactions. There can be no assurance that operational or financial problems will not occur as a result of any acquisition, business combination or joint venture. Failure to effectively integrate such businesses could have a material adverse effect on Award's business, results of operations and financial condition.

    On April 16, 1998, Award and Phoenix announced the completion of a definitive merger agreement. Under the terms of the proposed transaction, all of Award's outstanding stock will be acquired through the merger of a wholly owned subsidiary of Phoenix with and into Award (the "Merger") pursuant to the Reorganization Agreement by and among Phoenix, its wholly owned subsidiary and Award. Pursuant to the terms of the Reorganization Agreement, shareholders of Award will receive 1.225 shares of Phoenix Common Stock for each share of Award Common Stock. The completion of the Merger is subject to customary conditions to closing, including shareholder approval of both companies and regulatory approval, including expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The transaction is intended to be treated as a tax free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986 and a pooling of interests for financial reporting and accounting purposes.

    The success of the Combined Company will depend upon a number of factors, including (i) the Combined Company's ability to integrate the various functional groups, such as sales and engineering, effectively and achieve costs savings;
(ii) the risk that customers may defer purchasing decisions following the announcement of the Merger; (iii) the ability of Phoenix, Award and the Combined Company to retain key employees following the announcement of the Merger; (iv) the impact of transaction and restructuring charges to be incurred by the Combined Company; and (v) the Combined Company's ability to successfully introduce new products and upgrades to existing products. Further information on factors that could affect the consummation of the Merger and the business and operations of the Combined Company's results are detailed in the "Risk Factors" section of this Joint Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain consolidated statement of income information as a percentage of Award's total revenues represented by each item. Award's historical results are not necessarily indicative of results in any future period.

                                                                                                    THREE MONTHS ENDED MARCH
                                                                          YEAR ENDED
                                                                         DECEMBER 31,                         31,
                                                             -------------------------------------       -------------
                                                                1995         1996         1997         1997         1998
                                                                -----        -----        -----        -----        -----
                                                                      (AS A PERCENTAGE OF
                                                                        TOTAL REVENUES)
Revenues:
  Software license fees....................................          77%          83%          84%          80%          82%
  Engineering services.....................................           2            4           10            7           11
  Related parties..........................................          21           13            6           13            7
                                                                    ---          ---          ---          ---          ---
    Total revenues.........................................         100          100          100          100          100
                                                                    ---          ---          ---          ---          ---
Cost of revenues:
  Software license fees....................................           4            4            8            4            6
  Engineering services.....................................           1            1            3            2            3
  Related parties..........................................           2            2            0            1            0
                                                                    ---          ---          ---          ---          ---
    Total cost of revenues.................................           7            7           11            7            9
                                                                    ---          ---          ---          ---          ---
Gross profit...............................................          93           93           89           93           91
                                                                    ---          ---          ---          ---          ---
Operating expenses:
  Research and development.................................          30           30           28           33           26
  Sales and marketing......................................          25           20           21           21           27
  General and administrative...............................          17           15           16           17           17
                                                                    ---          ---          ---          ---          ---
    Total operating expenses...............................          72           65           65           71           70
                                                                    ---          ---          ---          ---          ---
Income from operations.....................................          21           28           24           22           21
Interest expense...........................................          --           --           --            5            5
Interest and other income, net.............................           1            4            5            0            0
                                                                    ---          ---          ---          ---          ---
Income before income taxes.................................          22           32           29           27           26
Provision for income taxes.................................           9           12            9            9            8
                                                                    ---          ---          ---          ---          ---
Net income.................................................          13%          20%          20%          18%          18%
                                                                    ---          ---          ---          ---          ---
                                                                    ---          ---          ---          ---          ---

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

    REVENUES. Award's revenues increased 54% from $9.1 million in 1995 to $14.1 million in 1996. Software license fees increased 68% from $7.0 million in 1995 to $11.7 million in 1996. The increase was primarily due to higher unit shipments to Award's existing Taiwanese motherboard customers, and to a lesser degree to existing U.S. customers, partially offset by a decrease in software license fees from a European customer due to weak economic conditions and a decrease in demand for PCs in the German economy. A significant customer, which accounted for 5% of total revenues and approximately 83% of revenues from distribution of Award's PC Card software for the year ended December 31, 1996, discontinued licensing Award's PC Card software in the second half of 1996. Accordingly, Award does not currently expect to receive any revenues from that customer from the distribution of Award's PC Card software in the foreseeable future. Revenues from the distribution of Award's PC Card software accounted for 6% and 15% of Award's total revenues in the years ended December 31, 1996 and 1995, respectively. Engineering services revenues increased from $239,000 in 1995 to $472,000 in 1996. This increase was primarily due to higher engineering services revenues from customers in the U.S. Related parties revenues were unchanged at $1.9 million in 1996 and 1995. Revenues derived from international operations were 71% and 68% of Award's revenues in 1996 and 1995, respectively. During the year ended December 31, 1996, 47% and 8% of Award's revenues were denominated in New Taiwan Dollars and German Marks, respectively. Fluctuations in foreign currency exchange rates did not have a material impact on total revenues in 1995 or 1996. However, there can be no assurance that future fluctuations in foreign currency exchange rates will not have a material adverse effect on Award's future revenues, business, financial condition and results of operations.

    COST OF REVENUES. Cost of revenues increased 54% from $636,000, or 7% of revenues, in 1995 to $980,000, or 7% of revenues, in 1996. Cost of software license fees increased 35% from $387,000 in 1995 to $521,000 in 1996. This increase was primarily due to increased volume. Cost of engineering services revenues increased 205% from $43,000 in 1995 to $131,000 in 1996. This increase was primarily due to increased engineering services provided to customers. Cost of related parties revenues increased 59% from $206,000 in 1995 to $328,000 in 1996. This increase was primarily due to direct costs associated with engineering services partially offset by a decrease from cost of engineering services revenues associated with a related party product development effort.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 53% from $2.8 million, or 30% of revenues, in 1995 to $4.2 million, or 30% of revenues, in 1996. This increase was primarily due to the growth in research and development personnel from 45 to 55 individuals during the year. These additional personnel were hired as part of the effort to develop new software products, such as mobile BIOS and the SMSAccess product suite. Award anticipates that it will continue to devote substantial resources to product research and development and that such expenses will continue to increase in absolute dollars.

    SALES AND MARKETING. Sales and marketing expenses increased 25% from $2.3 million, or 25% of revenues, in 1995 to $2.9 million, or 20% of revenues, in 1996. This increase was primarily due to the hiring of sales and marketing personnel and related expenses and higher sales commissions for increased revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 30% from $1.6 million, or 17% of revenues, in 1995 to $2.1 million, or 15% of revenues, in 1996. The increase was primarily due to higher professional services fees and a one-time employee severance cost of $90,000 in Award's European operations and amortization of deferred stock compensation expense. Amortization of deferred compensation expense of $75,000 and $42,000 is included in general and administrative expense in 1996 and 1995, respectively.

    INTEREST EXPENSE. Interest expense decreased from $9,000 in 1995 to $6,000 in 1996, due to a decrease in short-term borrowings.

    INTEREST AND OTHER INCOME. Interest and other income increased from $105,000 in 1995 to $552,000 in 1996, primarily due to an increase in interest income earned on higher cash balances.

    PROVISION FOR INCOME TAXES. Award's effective tax rate decreased from 40% in 1995 to 36% in 1996. The decrease in effective tax rate was primarily due to an increase in income taxable in Taiwan at rates lower than the applicable statutory rates in the U.S. and Germany.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

    REVENUES. Award's revenues increased 66% from $14.1 million in 1996 to $23.4 million in 1997. Software license fees increased 66% from $11.7 million in 1996 to $19.5 million in 1997. The increase was primarily due to higher unit shipments to new and existing motherboard customers in Taiwan and the U.S. and to embedded systems customers in the U.S. Revenues from the distribution of Award's PC Card software accounted for 3% and 6% of Award's total revenues in the years ended December 31, 1997 and 1996, respectively. Engineering services revenues increased from $472,000 in 1996 to $2.4 million in 1997, primarily due to higher engineering services revenues from customers in the U.S. and Japan. Related parties revenues decreased 20% from $1.9 million in 1996 to $1.5 million in 1997 primarily due to lower volume of software license fees and engineering services. Revenues from international operations were 55% and 71% of Award's revenues in 1997 and 1996, respectively. During the year ended December 31, 1997, 41% and 3% of Award's revenues were denominated in New Taiwan Dollars and German Marks, respectively. Fluctuations in foreign currency exchange rates did not have a material impact on total revenues in either 1997 or 1996. However, there can be no assurance that future fluctuations in foreign currency exchange rates will not have a material adverse effect on Award's future revenues, business, financial condition and results of operations.

    COST OF REVENUES. Cost of revenues increased from $980,000, or 7% of revenues, in 1996 to $2.6 million, or 11% of revenues, in 1997. Cost of software license fees increased from $521,000 in 1996 to $1.8 million in 1997. This increase was primarily due to increased volume and higher costs of royalty fees associated with the Intel LANDesk Client Management software, which Award began shipping in the fourth quarter. Cost of engineering services revenues increased from $131,000 in 1996 to $686,000 in 1997. This increase was primarily due to higher engineering salary and related costs. Cost of related parties revenues decreased 77% from $328,000 in 1996 to $76,000 in 1997. This decrease was primarily due to a decrease in cost of software license fees and cost of engineering services revenues from a related party product development effort. Award anticipates that if sales of the Intel Software increase, there will be additional increases in cost of revenues.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 57% from $4.2 million, or 30% of revenues in 1996, to $6.6 million, or 28% of revenues, in 1997. This increase was primarily due to the growth in research and development personnel from 55 to 82 individuals during the year hired as part of the effort to develop new software products and to service new and existing customers, and a one-time charge of $289,000 for in-process research and development as a result of the Willows acquisition. Award anticipates that it will continue to devote substantial resources to product research and development and that such expenses will continue to increase in absolute dollars.

    SALES AND MARKETING. Sales and marketing expenses increased 74% from $2.9 million, or 20% of revenues, in 1996 to $5.0 million, or 21% of revenues, in 1997. This increase was primarily due to the hiring of sales and marketing personnel and related expenses, higher sales commissions for increased revenues, increased participation in trade shows and higher professional services fees.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 73% from $2.1 million, or 15% of revenues, in 1996 to $3.6 million, or 16% of revenues, in 1997. This increase was primarily due to higher public company expenses, the hiring of general and administrative personnel and related expenses, higher professional services fees and higher facilities costs. Amortization of deferred compensation expense of $74,000 and $75,000 is included in general and administrative expense in 1997 and 1996, respectively.

    INTEREST EXPENSE. Interest expense increased from $6,000 in 1996 to $33,000 in 1997 due to a short-term borrowing under an existing loan agreement of one of Award's subsidiaries, which credit line was terminated in the third quarter.

    INTEREST AND OTHER INCOME. Interest and other income increased from $552,000 in 1996 to $1.2 million in 1997 primarily due to an increase in interest income earned on higher cash balances.

    PROVISION FOR INCOME TAXES. Award's effective tax rate decreased from 36% in 1996 to 31% in 1997. The decrease in effective tax rate was primarily due to an increase in income taxable in Taiwan at rates lower than the applicable statutory rates in the U.S. and Germany.

COMPARISON OF THREE MONTH PERIODS ENDED MARCH 31, 1998 AND 1997

    REVENUES. Award's revenues consist of software license fees and engineering services revenues. Revenues increased by $1.4 million, or 27%, for the three-month period ended March 31, 1998, from the same period of the prior year. Software license fees increased by $1.2 million, or 30% for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to higher unit shipments to new and existing motherboard customers in Taiwan and the United States, and embedded systems customers in the United States. Engineering services revenues increased by $332,000, or 96%, for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to higher engineering services revenues from customers in the U.S. Related parties revenues decreased by $179,000, or 28%, for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to lower volume of software license fees and engineering services.

    COST OF REVENUES. Cost of revenues consists primarily of the cost of materials and freight expenses associated with software license fees and the direct costs associated with engineering services revenues. Cost of revenues as a percentage of revenues increased to 9% of revenues for the three-month period ended March 31, 1998, as compared to 7% of revenues for the same period of the prior year. This increase was primarily due to higher costs of royalty fees associated with the Intel LANDesk Client Management software, which Award began shipping in the fourth quarter of 1997, and higher cost of software license fees and cost of engineering services revenues, mainly due to higher engineering salary and related costs, partially offset by a decrease in cost of software license fees and cost of engineering services revenues from a related party product development effort.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of engineering personnel and related expenses and equipment costs. Research and development expenses decreased by $26,000, or 2%, for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to a one-time charge of $289,000 for in-process research and development as a result of the Willows acquisition in 1997. Without the one-time charge, research and development expenses increased by $263,000, or 19%, primarily due to the hiring of engineering personnel and related expenses to develop new software products. Award anticipates that it will devote substantial resources to product research and development and that such expenses will increase in absolute dollars.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel and related expenses, sales commissions and travel costs. Sales and marketing expenses increased by $732,000, or 70%, for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to the hiring of sales and marketing personnel and related expenses, higher sales commissions for increased revenues, increased participation in trade shows and higher professional services fees.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related expenses, professional services and facilities costs. General and administrative expenses increased by $184,000, or 21%, for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to higher public company expenses, the hiring of general and administrative personnel and related expenses, higher professional services fees and higher facilities costs.

    INTEREST INCOME, NET. Interest income, net consists primarily of interest expense associated with short-term borrowings and interest income on cash and cash equivalents, net of expenses. Interest income, net increased by $78,000 for the three-month period ended March 31, 1998, from the same period of the prior year primarily due to an increase in interest income earned on higher cash balances and lower interest expense on a short-term borrowing.

    PROVISION FOR INCOME TAXES. Award's effective tax rate decreased to 30% from 34% for the three-month periods ended March 31, 1998 and March 31, 1997, respectively, primarily due to an increase in income taxable in Taiwan at rates lower than the applicable statutory rates in the U.S. and Germany.

LIQUIDITY AND CAPITAL RESOURCES

    Award has funded its operations primarily through the sale of equity securities and from cash generated from operations. As of March 31, 1998, Award had cash and cash equivalents of $25.6 million and working capital of $28.5 million.

    Net cash provided by operating activities was $1.2 million for the three-month period ended March 31, 1998 and was primarily due to reductions in accrued liabilities and an increase in accounts receivable partially offset by higher income and collections on receivables from related parties. Net cash used in investing activities was $408,000 for the three-month period ended March 31, 1998 and was primarily due to Award's purchase of computer hardware and software equipment, the purchase of equipment resulting from the Willows acquisition and an increase in capitalized software development costs. Net cash provided by financing activities was $72,000 for the three-month period ended March 31, 1998 and was primarily due to proceeds from Common Stock issuances as a result of purchases of stock under the Employee Stock Purchase Plan partially offset by payment under note obligations.

    Net cash provided by operating activities was $1.4 million, $2.6 million and $3.0 million in 1995, 1996 and 1997, respectively, and was primarily due to higher net income partially offset by reductions in accrued liabilities and increases in accounts receivable and other current assets.

    Net cash used in investing activities was $147,000, $788,000 and $1.8 million in 1995, 1996 and 1997, respectively, and was primarily due to Award's purchase of computer hardware and software equipment, the purchase of equipment resulting from the Willows acquisition and an increase in capitalized software development costs.

    Net cash provided by financing activities was 3.8 million, $15.1 million and $255,000 in 1995, 1996 and 1997 respectively, and was primarily due to proceeds from Common Stock issuances as a result of a public offering of stock or under the Employee Stock Purchase Plan partially offset by payments under note obligations.

    On October 25, 1996, Award completed the initial offering of its Common Stock to the public ("IPO"). Pursuant to the IPO, Award sold an aggregate of 1,250,000 shares of Common Stock at $8.00 per share, resulting in net proceeds to Award of approximately $7.8 million. Award believes that the net proceeds from the sale of Common Stock, together with anticipated cash flows from operations and existing cash balances, will satisfy Award's projected expenditures through 1998 for working capital and general corporate purposes, including an increase in the Company's internal product development, staffing in connection with new product introductions and other related product-development expenditures. From time to time, in the ordinary course of business, Award enters into strategic relationships with its customers or other participants in the PC industry. Such strategic relationships may include equity investments in Award. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of Award will be reduced, shareholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of Award's Common Stock.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 is effective for annual reports for fiscal years beginning after December 15, 1997, and is applicable to interim financial statements beginning with the second year of application.

Award believes that the effect of adopting the new standards will not be material to its consolidated financial statements.

    In March 1998, the AICPA issued Statement of Position No. 98-4 ("SOP 98-4"), "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition". SOP 98-4 defers, for one year, the application of certain passages in SOP 97-2 which limit what is considered vendor-specific objective evidence ("VSOE") necessary to recognize revenue for software licenses in multiple-element arrangements when undelivered elements exist. Additional guidance is expected to be provided prior to adoption of the deferred provision of SOP 97-2. The Company will determine the impact, if any, the additional guidance will have on current revenue recognition practices when issued.

THE YEAR 2000

    The Year 2000 Issue is the result of computer programs using two digits rather than four to define the applicable year. Award's internal programs that have time-sensitive software may recognize a date using "00" as the calendar year 1900 rather than the calendar year 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Because Award licenses and provides services relating to PC software and firmware, Award may become involved in investigations or allegations regarding the Year 2000 Issue.

    Award is in the process of conducting a comprehensive review of its internal computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an enterprise-wide implementation plan to resolve any identified issues. Award also believes, with modifications to existing operational software, the Year 2000 Issue will not pose significant operational problems for Award's computer systems as so modified and converted. Award expects to incur internal staff costs as well as consulting and other expenses related to the enhancements necessary to prepare the systems for the year 2000. Award has no reasonable estimate of the amount associated with the transitions of the Company's remaining systems. If modifications and conversions are not completed in a timely manner, the Year 2000 Issue may have a material impact on Award's operations. Furthermore, there can be no assurance that the systems of other companies with which Award deals and on which Award's systems rely will also be timely converted or that any such failure to convert by another company would not have a material impact on Award's operations.

    Award believes its current products do not require modification for the Year 2000 Issue, and does not anticipate any material exposures related to the Year 2000 Issue for its products and services. Award cannot anticipate the degree to which it may be the subject of claims or complaints regarding the Year 2000 Issue.

                     AWARD DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

    The Directors of Award and their ages as of December 31, 1997 are as follows:

NAME                                        AGE       PRINCIPAL OCCUPATION/POSITION HELD WITH AWARD
--------------------------------------      ---      ------------------------------------------------
George C. Huang.......................          56   Chairman of the Board of Directors, President,
                                                       Chief Executive Officer and Director of Award

Cheng Ming Lee........................          55   President and Chief Executive Officer, Taiwan
                                                       Venture Capital Corporation and Fidelity
                                                       Venture Capital Corporation and Director of
                                                       Award

David S. Lee..........................          60   Chairman, CMC Industries, Inc. and Director of
                                                       Award

Masami Maeda..........................          64   President and Chief Executive Officer, Sun
                                                       Corporation and Director of Award

Anthony Sun...........................          45   General Partner, Venrock Associates and Director
                                                       of Award

William P. Tai........................          34   General Partner, Institutional Venture Partners
                                                       and Director of Award

Willy Weck............................          46   Finance Manager and Chief Financial Officer,
                                                       Vobis Microcomputer AG and Director of Award

    GEORGE C. HUANG has served as Chairman of the Board of Directors, President, Chief Executive Officer and Director since July 1993. From January 1984 to the present, Dr. Huang has served as Chairman of the Board of Directors of GCH Systems, Inc. ("GCH"), a company that develops and markets embedded controllers, Application Specific Integrated Circuits and PC Systems, and from January 1984 until November 1994, he also served as Chief Executive Officer of GCH. From February 1987 to the present, Dr. Huang has served as a Director of GCH-Sun Systems Company Ltd. ("GSS"), a subsidiary of GCH. From January 1990 to May 1996, Dr. Huang served as a Director of Fidelity Venture Capital Corporation ("FVCC"), a shareholder of GCH and Award. Dr. Huang received a B.S. from National Taiwan University, an M.S. from Washington State University and a Ph.D. in Electrical Engineering from the University of Washington. Dr. Huang and Lyon
T. Lin, an executive officer of Award, are brothers-in-law.

    CHENG MING LEE has served as a director since July 1993. From April 1987 to the present, Dr. Lee has served as the President and Chief Executive Officer of Taiwan Venture Capital Corporation ("TVCC") and FVCC, both of which are shareholders of Award. Dr. Lee serves on the Board of Directors of Taiwan Opportunities Fund Limited and CNET Technology Corp. Dr. Lee received a B.S. from National Taiwan University, an M.S. from Stanford University and a Ph.D. in Chemical Engineering from the University of Houston.

    DAVID S. LEE has served as a director since December 1994. From May 1995 to the present, Mr. Lee has served as the Chairman of CMC Industries, Inc., a contract manufacturing company. From November 1985 to August 1994, Mr. Lee served as the President and Chief Executive Officer of DTC Data Technology Corporation (formerly Qume Corporation), a manufacturer of disk controller and communication peripherals. Mr. Lee serves on the Board of Directors of Linear Technology Corporation, Photonics Corporation and Centigram Communications Corporation. In addition, Mr. Lee is a member of the Board of Regents of the University of California. Mr. Lee holds an Honorary Doctorate of Engineering and a B.S.

in Mechanical Engineering from Montana State University and an M.S. in Mechanical Engineering from North Dakota State University.

    MASAMI MAEDA has served as a director since January 1995. From April 1971 to the present, Mr. Maeda has served as President and Chief Executive Officer of Sun Corporation, a manufacturer of electronic devices. He is also a member of the Board of Directors of GCH and GSS.

    ANTHONY SUN has served as a director since October 1995. From 1979 to the present, Mr. Sun has been a general partner at Venrock Associates, a venture capital firm. Previously, Mr. Sun was employed by Hewlett Packard, TRW and Caere Corporation. Mr. Sun is a director of Cognex Corporation, a computer systems company, 3dFx Interactive, Inc., a 3-d semiconductor company, Inference Corporation, a client/ server internet help desk software company, Komag, Inc., a computer storage component company, and Worldtalk Communications Corporation, a software application router company. Mr. Sun holds S.B.E.E., S.M.E.E. and Advanced Engineer degrees from the Massachusetts Institute of Technology and an M.B.A from Harvard University.

    WILLIAM P. TAI has served as a director since June 1995. From July 1997 to the present, Mr. Tai has been a general partner of funds managed by Institutional Venture Partners. From September 1991 to July 1997, Mr. Tai was affiliated with the Walden Group of Venture Capital Funds. From August 1987 to September 1991, Mr. Tai established Alex. Brown & Sons Inc.'s research effort in the semiconductor industry. Mr. Tai also serves on the Board of Directors of 8x8, Inc., Network Peripherals, Inc., and is Chairman of AUNET Corporation. Mr. Tai holds a B.S. with Honors in Electrical Engineering from the University of Illinois and an M.B.A. from Harvard University.

    WILLY WECK has served as a director since April 1997. From December 1993 to the present, Mr. Weck has served as Finance Manager and Chief Financial Officer of Vobis Microcomputer AG, a computer and peripherals retailing and production company. From January 1992 to December 1993, Mr. Weck served as head of the Controlling Department of Vobis Microcomputer AG. For a description of the voting agreement relating to Mr. Weck and Vobis Microcomputer AG, see "Certain Relationships and Related Transactions."

BOARD COMMITTEES AND MEETINGS

    During the year ended December 31, 1997, the Award Board held four meetings. During the year ended December 31, 1997, all directors except Dr. Cheng Ming Lee and Mr. Willy Weck attended at least 75% of the meetings of the Award Board and of the committees on which they served, held during the period for which they were a director or committee member, respectively. The Award Board has an Audit Committee and a Compensation Committee.

    The Audit Committee meets with Award's independent accountants at least annually to review the results of the annual audit and to discuss the financial statements; recommends to the Award Board the independent accountants to be retained; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee is composed of two non-employee directors: Messrs. David S. Lee and William P. Tai. It met five (5) times during such year.

    The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of three non-employee directors: Messrs. David S. Lee, Anthony Sun and William P. Tai. It met five (5) times during such year.

EXECUTIVE OFFICERS

MANAGEMENT

    The executive officers of Award and their ages as of December 31, 1997 are as follows:

NAME                                        AGE                          POSITION
--------------------------------------      ---      ------------------------------------------------
George C. Huang.......................          56   Chairman of the Board, President, Chief
                                                       Executive Officer and Director

Reza Afghan...........................          37   Vice President and General Manager, System
                                                       Software; President, Award Software Japan KK

Kevin J. Berry........................          48   Vice President, Finance, Chief Financial
                                                       Officer, Treasurer and Secretary

Maurice W. Bizzarri...................          42   Vice President, Research and Development

Laurent K. Gharda.....................          39   Vice President, Marketing

Lyon T. Lin...........................          45   General Manager, Taiwan; President, Award
                                                       Software Hong Kong Limited

Pierre A. Narath......................          34   Vice President and President, Unicore Software,
                                                       Inc.

Ann P. Shen...........................          57   Senior Vice President, Strategic Business

David J. Wippich......................          33   Vice President and General Manager, Internet and
                                                       Embedded Products

    GEORGE C. HUANG has served as Chairman of the Board of Directors, President, Chief Executive Officer and Director since July 1993. From January 1984 to the present, Dr. Huang has served as Chairman of the Board of Directors of GCH Systems, Inc. ("GCH"), a company that develops and markets embedded controllers, application specific integrated circuits and PC systems; and from January 1984 until November 1994, he also served as Chief Executive Officer of GCH. From February 1987 to the present Dr. Huang has served as a Director of GCH-Sun Systems Company Ltd. ("GSS"), a subsidiary of GCH. From January 1990 to May 1996, Dr. Huang served as a Director of Fidelity Venture Capital Corporation ("FVCC"), a shareholder of GCH and Award. Dr. Huang received a B.S. from National Taiwan University, an M.S. from Washington State University, and a Ph.D. in Electrical Engineering from the University of Washington.

    REZA AFGHAN has served as Vice President and General Manager of System Software since January 1998, and President of Award Software Japan KK since March 1997. From January 1997 to January 1998, Mr. Afghan served as Vice President, Mobile Products. From January 1994 to December 1997, he served as Vice President, Operations. From November 1987 to January 1994, Mr. Afghan served as Vice President, Sales and Operations of GCH. He received his B.S. in Electrical Engineering and Mathematics from Oregon State University.

    KEVIN J. BERRY has served as Vice President, Finance, Chief Financial Officer and Treasurer since June 1995 and Secretary since October 1995. From December 1988 to May 1995, Mr. Berry served as Vice President, Finance for the CMX and Aurora divisions of Chyron Corporation, a developer and manufacturer of software and systems for the video marketplace. Mr. Berry received a B.S. in Finance and an M.B.A. from New York University.

    MAURICE W. BIZZARRI has served as Vice President, Research and Development since January 1998. From July 1995 to January 1998, Mr. Bizzarri served as Vice President, Engineering. From June 1992 to

July 1995, he consulted in the systems software industry. From November 1990 to June 1992, he served as Vice President, Research and Development of Connective Strategies, Inc., a hardware/software company.

    LAURENT K. GHARDA has served as Vice President, Marketing since February 1997. From July 1996 to February 1997, Mr. Gharda served as Vice President, Marketing and Sales of Willows Software, a developer of software used to migrate Windows applications to alternative platforms. In April 1995, he founded and served as President of QualSoft Corp., a provider of UNIX and Windows software development and migration tools, until it was merged with Willows Software. From 1993 to April 1995, Mr. Gharda served as Vice President, Sales of Veritas Software, a developer of storage management technology. Mr. Gharda received a B.A. in Computer Science from the University of California at Berkeley.

    LYON T. LIN has served as General Manager, Taiwan, and President, Award Software Hong Kong Limited, since July 1993. From January 1984 to June 1993, Mr. Lin served as Vice President of GCH. Mr. Lin is also a director of GSS. Mr. Lin received a B.S. in Electrical Engineering from National Chiao-Tung University and an M.S. in Electrical Engineering from Santa Clara University. Mr. Lin is the brother-in-law of George C. Huang.

    PIERRE A. NARATH has served as Vice President, and President, Unicore Software, Inc., since May 1997. From February 1990 to May 1997, Mr. Narath founded and served as President of Unicore Software, Inc.

    ANN P. SHEN has served as Senior Vice President, Strategic Business since January 1997. From December 1994 to January 1997, Dr. Shen served as Vice President, Sales and Marketing. From June 1994 to December 1994, she served as Vice President, Engineering and Marketing and from August 1993 to June 1994 she served as Vice President, Engineering. Dr. Shen served as Vice President, Engineering at GCH from October 1992 to June 1994. From March 1990 to August 1992, Dr. Shen served as Vice President, Engineering and Manufacturing of OPTA, a digital camera and high-end graphic/video card company. Dr. Shen received a B.S. in Physics from National Taiwan University, an M.S. in Physics from the University of California, Los Angeles and a Ph.D. in Solid State Physics from New York Polytechnical University.

    DAVID J. WIPPICH has served as Vice President and General Manager, Internet and Embedded Products since January 1997. From November 1995 to January 1997, Mr. Wippich served as Director of Sales, North America. From December 1994 to November 1995, he served as Chief Operating Officer and Executive Vice President of TEI Contract Manufacturing Services, a contract manufacturing company. From September 1992 to December 1994, Mr. Wippich served as Director of Marketing and Sales. Mr. Wippich received a B.S. in Business from the University of Phoenix.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    To Award's knowledge, based solely on review of the copies of such reports furnished to Award during, and with respect to, its most recent fiscal year and written representations that no other reports were required, if any, the filing requirements of Section 16(a) applicable to its officers, directors and 10% shareholder were satisfied during the fiscal year ended December 31, 1997, except as follows. Mr. Weck did not file Form 3.

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

    During the fiscal year ended December 31, 1997, Drs. Huang and Lee, and Messrs. Lee, Maeda, Sun, Tai and Weck received $3,000, $4,000, $4,089, $6,000, $3,000, $3,000, and $2,000, respectively, cash compensation for service on the Board of Directors, and reimbursement of expenses in connection with attendance at Board meetings. As of December 31, 1997, cash compensation for service on any committee thereof, and reimbursement of expenses in connection with committee meetings were unpaid.

    During the fiscal year ended December 31, 1997, Messrs. Lee, Sun and Tai, members of the Acquisition Committee, were granted options to purchase 25,000, 25,000 and 35,000 shares of the Award Common Stock, respectively, at an exercise price of $10.625 per share. In addition, Mr. Weck, as a new director, was granted options to purchase 30,000 shares of the Award Common Stock at an exercise price of $10.625 per share.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY OF COMPENSATION

    The following table shows for the fiscal year ended December 31, 1997, compensation awarded or paid to, or earned by, Award's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                             SECURITIES
                                                                          OTHER ANNUAL       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY($)    BONUS($)      COMPENSATION($)     OPTIONS(#)      COMPENSATION($)
---------------------------------  ---------  ----------  ----------  ---------------------  -----------  ---------------------
George C. Huang .................       1997  $  160,000  $   72,000               --            30,000                --
  Chairman of the Board,                1996  $  133,503  $   52,650               --            35,000                --
  President and Chief Executive         1995  $   92,986          --               --                --                --
  Officer

Kevin J. Berry(l) ...............       1997  $  110,000  $   49,500               --            27,500                --
  Vice President, Finance, Chief        1996  $   87,885  $   32,063               --            17,500                --
  Financial Officer, Treasurer
  and Secretary

Lyon T. Lin .....................       1997  $  101,513  $  222,877(2)              --              --                --
  General Manager, Taiwan;              1996  $   94,500  $  150,285(3)              --          20,000                --
  President, Award Software Hong        1995  $  110,618  $   62,703(4)              --              --                --
  Kong Limited

Ann P. Shen .....................       1997  $   95,000  $   98,549(4)              --              --                --
  Senior Vice President,                1996  $   91,461  $   65,967(4)              --           7,500                --
  Strategic Business                    1995  $   85,000  $   32,090(4)              --              --                --

Pierre A. Narath(5) .............       1997  $  229,633  $   51,871               --            55,000                --
  Vice President and President,
  Unicore

------------------------

(1) Total annual compensation for 1995 did not exceed $100,000.

(2) Represents sales commissions earned of $193,040 and cash bonus of $29,837.

(3) Represents sales commissions earned of $141,458 and cash bonus of $8,827.

(4) Represents sales commissions earned.

(5) This Named Executive Officer was not an Officer of Award prior to January 1, 1997.

STOCK OPTION GRANTS AND EXERCISE

    Award grants options to its executive officers under its 1995 Stock Option Plan (the "1995 Plan") and 1997 Equity Incentive Plan (the "1997 Plan"). In March 1997, Award increased the number of shares of Common Stock issuable under the 1995 Plan by 268,446 shares for option grants made to existing and newly hired employees of Award, none of whom were directors or executive officers. In June 1997, Award adopted the 1997 Plan, under which 700,000 shares of Common Stock are reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options. As of March 31, 1998, options to purchase a total of 1,288,884 shares were outstanding and 0 options to purchase shares remained available for grant thereunder under the 1995 Plan, and options to purchase a total of 700,000 shares were outstanding and 0 options to purchase shares remained available for grant thereunder under the 1997 Plan.

    The following tables show, for the fiscal year ended December 31, 1997, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                      NUMBER OF                                                ANNUAL RATE OF STOCK
                                     SECURITIES      % OF TOTAL                               PRICE APPRECIATION FOR
                                     UNDERLYING    OPTIONS GRANTED  EXERCISE OR                   OPTION TERM(4)
                                       OPTIONS     TO EMPLOYEES IN  BASE PRICE   EXPIRATION   ----------------------
NAME                                GRANTED(#)(1)  FISCAL YEAR(2)    ($/SH)(3)      DATE        5% ($)     10% ($)
----------------------------------  -------------  ---------------  -----------  -----------  ----------  ----------
George C. Huang...................       30,000            3.32%     $   10.63     03/25/07   $  200,494  $  508,088
Kevin J. Berry....................       27,500            3.04%     $   10.63     03/25/07   $  183,786  $  465,747
Lyon T. Lin.......................           --              --             --           --           --          --
Ann P. Shen.......................           --              --             --           --           --          --
Pierre A. Narath..................       55,000            6.08%     $   10.25     07/30/07   $  354,599  $  898,618

------------------------

(1) Options granted generally become exercisable at the rate of 25% on the first anniversary date of grant and 1/48th monthly thereafter, except for Dr. Huang and Mr. Berry, whose options granted became exercisable at the rate of 25% on March 26, 1997 and 1/28th monthly thereafter. The term of the option is ten years.

(2) Based on an aggregate of 904,400 options granted to employees of, consultants to and directors of Award during fiscal year ended December 31, 1997, including the Named Executive Officers.

(3) The exercise price per share of each option is equal to the fair market value of the Common Stock on the date of grant.

(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit the shareholder.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                              NUMBER OF
                                                             SECURITIES     NUMBER OF
                                                             UNDERLYING    SECURITIES      VALUE OF        VALUE OF
                                                             UNEXERCISED   UNDERLYING     UNEXERCISED     UNEXERCISED
                               SHARES                        OPTIONS AT    UNEXERCISED   IN-THE-MONEY    IN-THE-MONEY
                              ACQUIRED                        12/31/97     OPTIONS AT     OPTIONS AT      OPTIONS AT
                                 ON              VALUE           (#)      12/31/97 (#)   12/31/97 ($)    12/31/97 ($)
NAME                        EXERCISE (#)     REALIZED ($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE(1) UNEXERCISABLE(1)
-------------------------  ---------------  ---------------  -----------  -------------  -------------  ---------------
George C. Huang..........            --               --         75,475        49,525     $   179,766             --
Kevin J. Berry...........            --               --         39,671        30,329     $    40,995             --
Lyon T. Lin..............            --               --         44,791        25,209     $   216,145      $  58,856
Ann P. Shen..............            --               --         22,119        11,431     $   115,649      $  34,927
Pierre A. Narath.........            --               --             --        55,000              --             --

------------------------

(1) Based on the fair market value of the Award Common Stock as of December 31, 1997 ($7.50), minus the exercise price, multiplied by the number of shares underlying the option.

EMPLOYMENT AGREEMENTS

    Except for two employees in the United States and all employees in Germany, none of Award's employees is party to an employment agreement with Award. Eight executive officers of Award are parties to severance benefits agreements. See "Certain Relationships and Related Transactions" for a discussion of the severance benefits agreements.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE
  COMPENSATION

COMPENSATION COMMITTEE REPORT

    The Compensation Committee of the Board of Directors ("Committee") is composed of Messrs. David S. Lee, Anthony Sun and William P. Tai, none of whom are currently officers or employees of Award. The Committee is responsible for establishing Award's compensation programs for all employees, including executives. For executive officers, the Committee evaluates performance and determines compensation policies and levels.

COMPENSATION PHILOSOPHY

    The goals of the compensation program are to align compensation with business objectives and performance and to enable Award to attract, retain and reward executive officers and other key employees who contribute to the long-term success of Award and to motivate them to enhance long-term shareholder value. Key elements of this philosophy are:

    - Total compensation should be sufficiently competitive with other high-growth companies in the software industry so that Award can attract and retain qualified executives.

    - Award maintains annual incentive opportunities sufficient to provide motivation to achieve specific operating goals and to generate rewards that bring total compensation to competitive levels.

    - Award provides significant equity-based incentives for executives and other key employees to ensure that they are motivated over the long-term to respond to Award's business challenges and opportunities as owners and not just as employees.

    BASE SALARY. The Committee annually reviews each executive officer's base salary. When reviewing base salaries, the Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices.

    ANNUAL INCENTIVE. The bonus targets for executive officers are individually based. The Committee determines the amount targeted for the chief executive officer and the chief executive officer recommends to the Committee the bonus targets for the remainder of the executive officers. The amount of the bonus earned has historically been tied to Award's sales and operating income. Specific financial and business objectives established under the bonus program are confidential commercial and business information and, as such, need not be disclosed pursuant to instruction 2 to Item 402(k) of Regulation S-K.

    As a percent of total cash compensation (percentage determined by dividing the target bonus by the sum of base salary and target bonus), 1997 target bonuses for the Named Executive Officers, ranged from 18 % to 69 % with an average of 40%.

    The annual bonus is a variable pay program for officers and other senior managers of Award to earn additional annual compensation (the "Bonus Plan"). The actual bonus award earned depends on the extent to which Award and individual performance objectives are achieved. At the start of each year, the Committee reviews and approves the annual performance objectives for Award and individual officers. Award objectives consist of operating, strategic and financial goals that are considered to be critical to Award's fundamental long-term goal-building shareholder value. With respect to officers and senior management other than the chief executive officer, the Committee places considerable weight on the recommendations of the chief executive officer.

    LONG-TERM INCENTIVES. Award's long-term incentive program consists of the 1995 Stock Option Plan and 1997 Equity Incentive Plan. The option program utilizes vesting periods (generally four years) to encourage key employees to continue in the employ of Award. Through option grants, executives receive significant equity incentives to build long-term shareholder value. Grants are made at 100% of fair market value on the date of grant. Executives receive value from these grants only if Award's Common Stock appreciates over the long-term. The size of option grants is determined based on competitive practices at leading companies in the software development industry and Award's philosophy of significantly linking executive compensation with shareholder interests. In 1997, the Committee granted executive stock options that will vest over a four-year period.

    EMPLOYMENT AGREEMENTS. In recognition of their past and anticipated future contributions to the long-term success of Award and shareholder value, and in light of the competitive market for qualified and experienced executives in the software industry, Award entered into a Severance Benefits Agreement (each a "Severance Agreement") with all of its executive officers, except for one executive officer who is a party to an employment agreement with Award. The Committee believes that each Severance Agreement is consistent with the arrangements of other similarly qualified executive officers in the software industry. See "Certain Relationships and Related Transactions" for a discussion of the Severance Agreements, as amended.

CORPORATE PERFORMANCE AND CHIEF EXECUTIVE OFFICER COMPENSATION

    Dr. Huang's base salary at the beginning of 1997 as President and Chief Executive Officer was $160,000. In setting this amount, the Committee took into account (i) the scope of Dr. Huang's responsibility and (ii) the Board's confidence in Dr. Huang to lead Award's continued development. Considering these factors, Dr. Huang was granted an option to purchase 30,000 shares of Award Common Stock (representing less than 1% of Award's fully diluted equity) as an incentive for future performance, an amount the Committee determined was consistent with competitive practices.

    During 1997, Award achieved all of its corporate objectives. The Committee rated Dr. Huang's individual performance as successful primarily reflecting Award's achievement of its financial and other strategic goals including the Unicore Merger, Japan Joint Venture and Willows acquisition. This performance level resulted in a cash bonus of $72,000 for 1997 or 31% of his total cash compensation.

ACQUISITION COMMITTEE

    In response to industry trends and customer demands to provide greater service at low costs and competitive pricing, the Award Board formed the Award Acquisition Committee to review, evaluate and make recommendations regarding strategic acquisitions, business combinations and joint venture opportunities as a way to enhance Award's business and operations and long-term shareholder value. In connection with their duties and responsibilities to the Award Acquisition Committee, Dr. Huang and Mr. Berry were granted options to purchase 30,000 and 27,500 shares of Award's common stock, respectively, at an exercise price of $10.625 per share.

CONCLUSION

    Through the plans described above, a significant portion of Award's compensation program and Dr. Huang's compensation are contingent on Company performance, and realization of benefits is closely linked to increases in long-term shareholder value. Award remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of Award's business may result in highly variable compensation for a particular time period.

                             COMPENSATION COMMITTEE

                 David S. Lee, Anthony Sun and William P. Tai.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of Messrs. David S. Lee, Anthony Sun and William P. Tai. No member of the Compensation Committee of Award serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Award's Board of Directors or Compensation Committee. For a description of transactions and relationships involving Award and members of the Compensation Committee, see "Certain Relationships and Related Transactions."

                     PERFORMANCE MEASUREMENT COMPARISON(L)

    The following performance graph assumes an investment of $100 on October 25, 1996, the date of Award's initial public offering, and compares the change to December 31, 1997 in the market price of the Common Stock with a broad market index (S&P 500) and an industry index (S&P Computers (Software & Services)). Award paid no dividends during the periods shown and the performance of the indices is shown on a total return (dividend reinvestment) basis. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               AWARD SOFTWARE INTERNATIONAL, INC.          S&P GROUP INDEX      S&P 500 INDEX
10/25/96                                          $100                   $100              $100
12/31/96                                          $122                   $110              $105
12/31/97                                           $94                   $153              $141

------------------------

(1) This section is not "soliciting material," is not being filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Award under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth certain information regarding the ownership of Award's Common Stock as of March 1, 1998 by: (i) each director; (ii) each of the Named Executive Officers in the Summary Compensation Table employed by Award in that capacity on March 1, 1998; (iii) all executive officers and directors of Award as a group; and (iv) all those known by Award to be beneficial owners of more than five percent of its Common Stock.

                                                                             BENEFICIAL
                                                                            OWNERSHIP(1)
                                                                       ----------------------
                                                                       NUMBER OF   PERCENT OF
BENEFICIAL OWNER                                                         SHARES      TOTAL
---------------------------------------------------------------------  ----------  ----------
Vobis Microcomputer AG(2)............................................     993,742      13.59%
  Carlo-Schmid-Strasse
  D-5102 Wurselen Germany
George C. Huang (3)..................................................     626,409       8.86%
  Award Software International, Inc.
  777 East Middlefield Road
  Mountain View, CA 94043
Wellington Management Company, LLP...................................     442,400       6.36%
  75 State Street
  Boston, MA 02109
Sun Corporation......................................................     424,797       6.10%
  250 Asahi, Kochino-Cho
  Konan City, Aichi Prefecture 483 Japan
Venrock Associates (4)...............................................     416,666       5.91%
  30 Rockfeller Plaza, Room 5508
  New York, NY 10112
Fidelity Management & Research Company...............................     349,500       5.02%
  82 Devonshire Street
  Boston, MA 02109
Willy Weck (5).......................................................   1,001,867      13.68%
Cheng Ming Lee (6)...................................................     572,929       8.23%
Masami Maeda (7).....................................................     455,265       6.53%
Anthony Sun (8)......................................................     453,919       6.41%
Lyon T. Lin (9)......................................................     171,597       2.45%
William P. Tai (10)..................................................      54,708      *
David S. Lee (11)....................................................      47,857      *
Ann P. Shen (12).....................................................      38,870      *
Kevin J. Berry (13)..................................................      48,298      *
Pierre A. Narath.....................................................     196,714       2.83%
All directors and executive officers as a group (15 persons) (14)....   3,757,744      48.15%

------------------------

*   Less than one percent.

 (1) This table is based upon information supplied by officers, directors and principal shareholders and Schedule 13D and 13G filed with the Securities and Exchange Commission ("SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Award believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 6,961,154 shares outstanding on March 1, 1998, adjusted as required by rules promulgated by the SEC.

 (2) Includes (i) 272,394 shares issuable pursuant to a warrant exercisable within 60 days of March 1, 1998 and (ii) 80,146 shares issuable pursuant to exercise of Vobis' Catch-up Right. See "Certain Relationships and Related Transactions." Mr. Weck, a director of Award, is Finance Manager and Chief Financial Officer of Vobis Microcomputer AG. Mr. Weck disclaims beneficial ownership of such shares held by Vobis.

 (3) Includes (i) 14,582 shares held by Margaret Huang, (ii) 17,727 shares held by Dwight Huang, (iii) 17,190 shares held by Edina Huang, Dr. Huang's wife, son and daughter, respectively. Also includes 87,678 and 20,000 shares issuable pursuant to options exercisable within 60 days of March 1, 1998 by Dr. Huang and his wife, respectively. Dr. Huang disclaims beneficial ownership of shares held by his wife, son and daughter.

 (4) Includes (i) 229,302 shares held by Venrock Associates, (ii) 104,031 shares held by Venrock Associates II, L.P. and (iii) 57,325 and 26,008 shares issuable pursuant to warrants exercisable within 60 days of March 1, 1998 by Venrock Associates and Venrock Associates II, L.P., respectively. Mr. Sun, a director of Award, is a general partner of Venrock Associates. Mr. Sun disclaims beneficial ownership of shares held by such entities, except to the extent of his pecuniary interest therein.

 (5) Includes 993,742 shares beneficially held by Vobis Microcomputer AG of which Mr. Weck disclaims beneficial ownership. See footnote (2) above. Also includes 8,125 shares issuable pursuant to options exercisable within 60 days of March 1, 1998.

 (6) Includes (i) 348,285 shares held by Taiwan Venture Capital Corporation,
     (ii) 186,945 shares held by Fidelity Venture Capital Corporation and (iii) 14,211 shares held by Hwaxing Capital Corporation. Dr. Lee, a director of Award, is President and Chief Executive Officer of Taiwan Venture Capital Corporation, Fidelity Venture Capital Corporation and Hwaxing Capital Corporation. Dr. Lee is deemed to have voting power over the shares held by such entities. He disclaims beneficial ownership of the shares held by such entities.

 (7) Includes (i) 424,797 shares held by Sun Corporation and (ii) 10,156 shares issuable pursuant to options exercisable within 60 days of March 1, 1998. Mr. Maeda, a director of Award, is President, Chief Executive Officer and majority shareholder of Sun Corporation.

 (8) Includes (i) 229,302 shares held by Venrock Associates, (ii) 104,031 shares held by Venrock Associates II, L.P. and (iii) 57,325 and 26,008 shares issuable pursuant to warrants exercisable within 60 days of March 1, 1998 by Venrock Associates and Venrock Associates II, L.P., respectively. Mr. Sun, a director of Award, is a general partner of Venrock Associates. Mr. Sun disclaims beneficial ownership of shares held by such entities, except to the extent of his pecuniary interest therein. Also includes 37,253 shares issuable pursuant to options exercisable within 60 days of March 1, 1998.

 (9) Includes (i) 6,862 shares held by Anne Lin, Mr. Lin's wife, (ii) 5,000 shares held by each of Christine Lin and Eric Lin, Mr. Lin's children, and
     (iii) 50,625 and 6,093 shares issuable pursuant to options exercisable within 60 days of March 1, 1998 by Mr. Lin and his wife, respectively. Mr. Lin disclaims beneficial ownership of shares held by his wife and children.

(10) Includes 42,708 shares issuable pursuant to options exercisable within 60 days of March 1, 1998.

(11) Includes 17,857 shares issuable pursuant to options exercisable within 60 days of March 1, 1998.

(12) Includes 24,915 shares issuable pursuant to options exercisable within 60 days of March 1, 1998.

(13) Includes 46,725 shares issuable pursuant to options exercisable within 60 days of March 1, 1998.

(14) Includes 407,601, 355,727, and 80,146 shares issuable pursuant to options, warrants and other rights, respectively, to purchase shares exercisable within 60 days of March 1, 1998 by executive officers and directors as a group.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FINANCINGS

    In January 1996, Vobis Microcomputer AG ("Vobis") purchased 570,033 shares of Award Common Stock at $12.28 per share and a warrant (the "Vobis Warrant") at $0.02 per warrant share to purchase 272,394 shares of Award Common Stock with an exercise price of $12.28 per share. Pursuant to that certain Investors' Rights Agreement, dated as of January 12, 1996, among Award, Vobis and the other parties thereto (the "Investors Rights Agreement"), Vobis may elect in respect of future issuances of Award's equity securities to purchase that number of shares as is necessary to maintain its ownership interest (in no event to exceed 17.5% assuming the exercise of the Vobis, Walden and Venrock Warrants) in Award existing immediately prior to such future issuances, subject to certain restrictions (the "Catch-up Right"). Pursuant to the Catch-up Right, Vobis had the right until May 10, 1998 to purchase (a) up to 32,026 shares at a per share price of $14.00 and (b) up to 48,120 shares at a per share price of $7.625. The right expired without being exercised. The Catch-up Right expires and terminates in accordance with its terms upon the earlier of (i) the date upon which Vobis owns less than 8% of Award's Common Stock assuming the exercise of the Vobis, Walden and Venrock Warrants or (ii) completion of an offering of shares of Award's Common Stock under the Securities Act with an aggregate offering price to the public of at least $10,000,000 and a per share price of at least $13.60 (a "Qualified Public Offering"). In July 1996 and December 1996, Vobis acquired 41,169 and 30,000 shares at a per share price of $10.00 and $8.00, respectively, pursuant to its Catch-up Right.

    In connection with Vobis' investment, Award entered into a voting agreement with Vobis, Walden Capital Partners II, L.P. and Walden Technology Ventures II, L.P. (collectively, "Walden"), Venrock Associates and Venrock Associates II, L.P. (collectively, "Venrock") and Award's Chief Executive Officer pursuant to which such shareholders agreed not to reduce the number of directors of the Board of Directors below five and to elect a person designated by Vobis to the Award Board. Presently, Mr. Willy Weck is Vobis' designee to the Award Board. This agreement will terminate upon the earlier of (i) January 12, 1999, (ii) a change of control of Award, (iii) the date upon which Vobis owns less than 8% of Award's outstanding shares of Award Common Stock assuming the exercise of the Vobis, Walden and Venrock Warrants, or (iv) completion of a Qualified Public Offering.

    The Vobis, Walden and Venrock Warrants contain a net exercise provision and expire upon the earlier of (i) September 30, 2000 or (ii) completion of a Qualified Public Offering. The holders of these warrants are entitled to certain rights with respect to the registration of the shares of Common Stock issuable upon exercise thereof under the Securities Act. Under the Investors' Rights Agreement, Vobis, Walden and Venrock have the right to purchase equity securities of Award in respect of certain future issuances thereof, which right terminates upon a Qualified Public Offering.

MISCELLANEOUS

    Award currently leases the Taiwan Office in Taipei, Taiwan, from Sun, a shareholder, and GSS. In 1997, Award made lease payments to Sun of $69,188. Award also made lease payments to GSS of $147,294 during 1997.

    Award has entered into an agreement with Sun pursuant to which Sun provides Award with marketing services in Japan and access to office space in Tokyo, Japan. Award made payments to Sun of $31,200 during 1997.

    As of December 1, 1997, Award entered into Severance Agreements with each of the following executive officers of Award that provide for payment of certain severance amounts in the event of an involuntary termination of employment without cause or constructive termination of employment without cause from Award.

NAME                                          % OF SALARY/BONUS/COMMISSION
--------------------------------------------  -----------------------------
Reza Afghan.................................                  50%
Kevin J. Berry..............................                 100%
Maurice W. Bizzarri.........................                  50%
Lyon T. Lin.................................                 100%
Laurent K. Gharda...........................                  50%
Ann P. Shen.................................                  50%
David J. Wippich............................                  50%

    As of December 1, 1997, Award entered into the Severance Agreement with Dr. Huang providing for a severance payment of 200% of his then existing base salary plus bonus in the event of an involuntary termination of employment without cause or constructive termination of employment without cause from Award. This agreement also provides that in the event any excise taxes or penalties are levied on Dr. Huang in respect of such severance payment, including pursuant to
Section 4999 of the Internal Revenue Code, Dr. Huang shall be entitled to receive additional amounts equal to such taxes and penalties.

    On March 1, 1998, Award made a loan to Pierre A. Narath, Vice President of Award and President of Unicore, in the principal amount of $200,000. This loan earns interest at 8.25% per annum payable quarterly in arrears. All principal and unpaid interest becomes due and payable upon the sooner of March 1, 2000 or the date of termination of Mr. Narath's employment or voluntary resignation. In consideration of this loan, Mr. Narath agreed to terminate his right to register shares of Award's common stock held by him under the Securities Act of 1933, as amended, pursuant to that certain Registration Rights Agreement, dated as of May 30, 1997, between Award and Mr. Narath.

    Award believes that the foregoing transactions were in its best interests. As a matter of policy, all future transactions between Award and any of its officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of the Award Board, will be on terms no less favorable to Award than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of Award.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF PHOENIX CAPITAL STOCK

    The authorized capital stock of Phoenix consists of 40,000,000 shares of Common Stock, $0.001 par value and 500,000 shares of Preferred Stock, $0.10 par value. At the Phoenix Special Meeting, stockholders will be asked to approve an amendment to Phoenix's Restated Certificate of Incorporation to increase the authorized Common Stock of Phoenix by 20 million shares to 60 million shares. See "Additional Matters Being Submitted to a Vote of only Phoenix Stockholders--Proposal Two--Amendment to Restated Certificate of Incorporation--Increase to Authorized Common Stock."

    PHOENIX COMMON STOCK

    As of the Phoenix Record Date, there were approximately 340 shares of Phoenix Common Stock outstanding held of record by approximately 16,764,759 stockholders. Phoenix Common Stock is listed on Nasdaq under the symbol PTEC. The holders of Phoenix Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent nor may they cumulate votes in connection with the election of directors. The holders of Phoenix Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Phoenix, the holders of Phoenix Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Phoenix Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Phoenix Common Stock. All outstanding shares of Phoenix Common Stock are fully paid and non-assessable, and the shares of Phoenix Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

    PREFERRED STOCK

    Phoenix has 500,000 shares of Preferred Stock authorized, of which, 400,000 Shares are designated Series A Junior Participating Preferred Stock. As of the Phoenix Record Date, no shares of Preferred Stock were outstanding. The Phoenix Board has the authority to issue these shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Phoenix Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Phoenix Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Phoenix.

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

    Phoenix has 400,000 of Series A Junior Participating Preferred Stock authorized, of which, as of the Phoenix record date, no shares were outstanding. The Phoenix Board has the authority to increase or decrease the number of shares of Series A Junior Participating Preferred Stock authorized; provided, however, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares of Series A Preferred Stock then outstanding plus the number of shares reserved for issuance upon the conversion of any outstanding securities convertible into Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive, in preference to the holders of Common Stock, quarterly dividends in an amount per share equal to the greater of (a) one dollar ($1.00) or (b) 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount of all non-cash dividends or other distributions (subject to adjustment for stock splits, consolidations and the like) declared on the Common Stock since the immediately preceding quarterly dividend payment date or, with respect to the first quarterly dividend payment date, since the first issuance of any share of Series A Preferred Stock. Accrued by unpaid dividends do not bear interest. In the event of any liquidation, dissolution or winding up of Phoenix, the Series A Preferred Stock shall be entitled to a liquidation preference of the greater of (a) one hundred dollars ($100.00) per share, plus an amount equal to accrued but unpaid dividends, or
(b) an amount equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock or to holders of shares of stock ranking on a parity with the Series A Preferred Stock. Each share of Series A Preferred is entitled to 100 votes on all matters submitted to a vote of the stockholders of Phoenix, subject to adjustment for stock splits, consolidations and the like; provided, however, that if at any time dividends on the Series A Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the holders of the Series A Preferred Stock, voting as a separate series, shall be entitled to elect two (2) members of the Board of Directors and the authorized number of directors will automatically be increased by two (2) to serve until the next annual meeting of the stockholders and until his successor shall be elected and qualified. If quarterly dividends or other dividends payable on the Series A Preferred Stock are in arrears, thereafter and until such time as all dividends have been paid in full, the Corporation shall be restricted from taking certain actions including the declaration or payment of dividends on any other shares of stock ranking on a parity or junior to the Series A Preferred Stock, or redeem or otherwise acquire shares of any stock ranking on a parity with or junior to the Series A Preferred Stock.

    TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of the Phoenix Common Stock is Boston EquiServe, LP and its telephone number is (781) 575-2000.

    PHOENIX STOCKHOLDER RIGHTS PLAN

    The Phoenix Rights Plan provides that each holder of record of a Right, other than an Acquiring Person (as defined below), will have the right to purchase, following a Distribution Date (as defined below) a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock of Phoenix, $.10 par value, at a purchase price of $30.00 per Unit, subject to adjustment. The Rights will expire on the earliest of (i) the close of business on October 31, 1999, (ii) five months after the commencement of a firmly-financed, all cash tender offer for all of the outstanding shares of Phoenix Common Stock, or (iii) the redemption or exchange of the Rights by Phoenix (the earliest to occur being the "Expiration Date"). The Rights will generally become exercisable and will trade separately from the Phoenix Common Stock on the earlier of (i) ten days following a public announcement that a person or group ("Acquiring Person") has acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Phoenix Common Stock (the "Stock Acquisition Date") or (ii) ten business days following the commencement of a tender offer or exchange offer which, if consummated, would result in a beneficial ownership by a person or group of 30% or more of the outstanding shares of Phoenix Common Stock (the earlier of which to occur being the "Distribution Date").

    In the event that (i) Phoenix is the surviving corporation in a merger with an Acquiring Person and Phoenix Common Stock is not changed or exchanged, (ii) a person becomes the beneficial owner of more than 20% of the then outstanding shares of Phoenix Common Stock except pursuant to an offer for all outstanding shares of Phoenix Common Stock which the independent directors determine to be fair to, and otherwise in the best interests of, shareholders, or (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Phoenix Common Stock (or, in certain circumstances, cash, property or other securities of Phoenix) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of Phoenix Common Stock at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by

Phoenix in accordance with the terms of the Rights Agreement. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth is this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

    Phoenix may redeem the Rights for $0.01 per Right, at its option and with the approval of the Phoenix Board, at any time on or prior to the earlier of (i) Stock Acquisition Date or (ii) December 6, 2006. The Rights are also redeemable after the Stock Acquisition Date under certain circumstances described in the Phoenix Rights Plan.

DESCRIPTION OF AWARD CAPITAL STOCK

    The authorized capital stock of Award consists of 40,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of Preferred Stock, no par value per share.

    AWARD COMMON STOCK

    As of the Award Record Date, there were approximately 7,192,485 shares of Award Common Stock outstanding held of record by approximately 84 shareholders. Award Common Stock is listed on Nasdaq under the symbol AWRD. Holders of Award Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. However, each shareholder who gives such notice at the Award Annual Meeting prior to the election of directors shall be entitled to cumulate his votes and give one nominee that number of votes equal to the number of directors to be elected multiplied by the number of shares held by such shareholder, or to allocate such votes among as many nominees as such shareholder chooses ("cumulative voting"). If any one shareholder gives such notice, all shareholders shall be entitled to cumulative voting. Award's Amended and Restated Articles of Incorporation (the "Award Articles") abolish cumulative voting upon Award being qualified for trading on The Nadsaq National Market and having at least 800 beneficial holders of its shares of common stock as of the record date for its most recent shareholders' annual meeting. Pursuant to the Award Articles the shareholders do not have a right to take action by written consent. The holders of Award Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Award Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Award, the holders of Award Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Award Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Award Common Stock. All outstanding shares of Award Common Stock are fully paid and non-assessable, and the shares of Phoenix Common Stock which are received in exchange for the Award Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

    PREFERRED STOCK

    Award has 5,000,000 shares of Preferred Stock authorized, of which, as of the Award Record Date, no shares were outstanding. The Award Board has the authority to issue these shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. Although it presently has no intention to do so, the Award Board, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Award Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Award.

    TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of the Award Common Stock is Boston EquiServe, LP and its telephone number is (781) 575-2000.

COMPARISON OF CAPITAL STOCK

    After consummation of the Merger, the holders of Award Common Stock who receive Phoenix Common Stock under the terms of the Reorganization Agreement will become stockholders of the Combined Company. As shareholders of Award, their rights are presently governed by California law and by the Award Articles and the Award Amended and Restated Bylaws (the "Award Bylaws"). As stockholders of the Combined Company, their rights will be governed by Delaware law and by the Phoenix Certificate and Phoenix By-laws (the "Phoenix Bylaws"). The following discussion summarizes the material differences between the rights of holders of Award Common Stock and holders of Phoenix Common Stock and differences between the charters and bylaws of Award and Phoenix. This summary does not purport to be complete and is qualified in its entirety by reference to the Award Articles and Award Bylaws, the Phoenix Certificate and Phoenix Bylaws and the relevant provisions of California and Delaware law.

    SIZE OF THE BOARD OF DIRECTORS. Under California law, although changes in the number of directors must in general be approved by a majority of the outstanding shares, the exact number of directors within a stated range set forth in the articles of incorporation or bylaws may be fixed by approval of the board of directors or shareholders. A bylaw or amendment to the articles of incorporation specifying or changing the maximum or minimum number of directors must be approved by the majority of the outstanding shares. The Award Bylaws provide the Award Board the authority to set the exact number of directors within the range of five (5) to nine (9). Delaware law permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation (in which case a change in the number of directors may be made only by amendment to the certificate of incorporation following approval of such change by the shareholders). The Phoenix Certificate states that the number of directors will not be less than three (3) nor more than thirteen (13), and authorizes the Phoenix Board to fix the number within the range by resolution.

    LOANS TO OFFICERS AND EMPLOYEES. Under California law, any loan or guaranty to or for the benefit of a director or officer of the corporation or its parent requires approval of the shareholders unless such loan or guaranty is provided under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, under California law, shareholders of any corporation with 100 or more shareholders of record may approve a bylaw authorizing the board of directors alone (without counting the vote of any interested director) to approve loans or guaranties to or on behalf of officers (whether or not such officers are directors) if the board determines that any such loan or guaranty may reasonably be expected to benefit the corporation. Under Delaware law, a corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation. The Phoenix Bylaws are silent as to whether Phoenix may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) and accordingly Delaware law governs the ability of Phoenix to make such loans.

    VOTING BY BALLOT. California law provides that the election of directors may proceed in the manner described in a corporation's bylaws. Award's Bylaws provide that upon the demand of any shareholder made at a meeting before the voting begins, the election of directors shall be by ballot. Under Delaware law, the right to vote by written ballot may be restricted if so provided in the certificate of incorporation. The Certificate provides that the election of directors at a stockholders' meeting need not be by ballot.

    CUMULATIVE VOTING. Generally, under California law, if any shareholder has given notice of his intention to cumulate votes for the election of directors, he and any other shareholder of the corporation is also entitled to cumulate his or her votes at such election, unless the corporation's articles of incorporation abolish the right to cumulative voting. Under Delaware law, cumulative voting in the election of directors is not mandatory. The Award Articles abolish cumulative voting, effective upon Award being qualified for trading on the Nasdaq National Market and upon having at least 800 beneficial holders of its shares of common stock as of the record date for its most recent shareholders' annual meeting. As of the Award Record Date, Award does not have 800 beneficial holders and, therefore, the Award shareholders are entitled to cumulative voting. The Phoenix Certificate does not provide for cumulative voting.

    CLASSIFIED BOARD OF DIRECTORS. A classified board is one to which a certain number, but not all, of the directors are elected on a rotating basis each year. Under California law, California corporations meeting certain qualifications may amend their articles of incorporation or bylaws to provide for a classified board, but for corporations not so qualified directors must be elected annually and a classified board is not permitted. Delaware law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process. The Phoenix Certificate provides for a classified board of directors with three classes of directors. The Combined Company's staggered board will have three classes.

    POWER TO CALL SPECIAL SHAREHOLDERS' MEETINGS; ADVANCE NOTICE OF SHAREHOLDER BUSINESS AND NOMINEES. Under California law, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast not less than 10% percent of the votes at such meeting and such additional persons as are authorized by the articles of incorporation or the bylaws. Under Delaware law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to the Award Bylaws, special meetings may be called by shareholders holding 10% of the voting stock, the Board of Directors, Chairman or President. The Phoenix Bylaws eliminate the right of shareholders to call a special meeting of shareholders; instead, the Phoenix Bylaws authorize only the Phoenix Board (or the Secretary at the request of the Board) or the Chief Executive Officer to call a special meeting of stockholders. Such a limitation could make it more difficult for stockholders to initiate action that is opposed by the Phoenix Board. Such action on the part of stockholders could include the removal of an incumbent director, the election of a stockholder nominee as a director or the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Phoenix Board with respect to unsolicited takeover bids. In addition, the Phoenix Bylaws require timely advance notice in proper written form of stockholder nominees for election as director or stockholder business to be brought before a meeting, and allow the chairman of the meeting to refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the procedures set forth in the Phoenix Bylaws. The ability of the Phoenix Board under Delaware law to limit or eliminate the right of stockholders to initiate action at stockholder meetings may make it more difficult to change the existing Phoenix Board and management.

    ELIMINATION OF ACTIONS BY WRITTEN CONSENT OF SHAREHOLDERS. Under California and Delaware law, shareholders may take action by written consent in lieu of voting at a shareholders meeting. Both California law and Delaware law permit a corporation to eliminate the ability of shareholders to act by written consent in its charter. Elimination of written consents of shareholders could lengthen the amount of time required to take shareholder actions because certain actions by written consent are not subject to the minimum notice requirement of a shareholders' meeting. The elimination of shareholders' written consents, however, would deter hostile takeover attempts in an environment where a corporation's stock is actively traded in a public market. Without the stockholder's written consent provision, a holder or group of holders controlling a majority in interest of Phoenix's capital stock would not be able to amend the

Phoenix Bylaws or remove directors pursuant to a stockholder's written consent. Both the Award Articles and the Phoenix Certificate provide for the elimination of the ability of shareholders to act by written consent of shareholders.

    SHAREHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS. In the last several years, a number of states (but not California) have adopted special laws designed to make certain kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant shareholders, more difficult. Under Section 203 of the Delaware General Corporation Law ("Section 203"), certain "business combinations" by Delaware corporations with "interested shareholders" are subject to a three-year moratorium unless specified conditions are met. Under Section 1203 of the California General Corporation Law, certain business combinations with a majority shareholder are subject to specified conditions, but there is no equivalent provision to Section 203, which addresses business combinations with a significant but not majority shareholder.

    Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

    For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested shareholder; sales or other dispositions to the interested shareholder (except proportionately with the corporation's other shareholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested shareholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested shareholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested shareholder (except proportionately as a shareholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

    The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder; (ii) the interested shareholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested shareholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person becomes an interested shareholder, the board approves the business combination and it is also approved at a shareholder meeting by 66 2/3% of the voting stock not owned by the interested shareholder.

    Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, is quoted on an interdealer quotation system such as Nasdaq (as is the Phoenix Common Stock) or is held of record by more than 2,000 stockholders. However, a Delaware corporation may elect not to be governed by Section 203 by a provision in its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by majority stockholder vote and may not be further amended by the board of directors. Phoenix is governed by Section 203.

    REMOVAL OF DIRECTORS. Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Under Delaware law, a director may be removed with or without cause with the approval of the majority of shares entitled to vote on an election of directors, except as follows. A director of a corporation that has a classified board of directors may be removed only with cause and with the approval of a majority of the outstanding shares entitled to vote, except as provided in the Company's certificate of incorporation. A director of a corporation with cumulative voting may not be removed without cause, if less than the entire Board is removed, if the votes cast against removal would be sufficient to re-elect the director if voted cumulatively. The Certificate provides for a classified board, although it does not permit cumulative voting and permits the removal of a director with or without cause with the approval of at least two-thirds of the outstanding shares entitled to vote.

    FILLING VACANCIES ON THE BOARD OF DIRECTORS. Under California law, any vacancy on the board of directors may be filled by the board unless otherwise provided by the articles or bylaws and except for vacancies created by removal of a director. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of a director may be filled by the board only if the board is so authorized. The Award Bylaws permit the Award Board to fill any vacancies on the Award Board. Where a vacancy is not filled by the Board, the Bylaws permit the vacancy to be filled by majority shareholder vote. Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws (and unless the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy). The Phoenix Certificate allows any vacancy on the Board to be filled by a majority of the directors then in office.

    INDEMNIFICATION AND LIMITATION OF LIABILITY. California and Delaware have similar laws respecting indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states also permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care (with certain limitations in California). There are nonetheless certain differences between the laws of the two states with respect to indemnification and limitation of liability.

    The Award Articles eliminate the liability of directors for monetary damages to the fullest extent permissible under California law. California law does not permit the elimination of monetary liability where such liability is based on:
(i) intentional misconduct or knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) receipt of an improper personal benefit; (iv) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (vi) interested transactions between the corporation and a director in which a director has a material financial interest; and (vii) liability for improper distributions, loans or guarantees.

    The Phoenix Certificate also eliminates the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under Delaware law, such provision may not eliminate or limit director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. Such limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve Phoenix or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

    California corporations may include in their charter a provision which extends the scope of indemnification through agreements, bylaws or other corporate action beyond that specifically authorized by statute. The Award Articles include a provision authorizing Award to indemnify its directors and officers to the fullest extent permissible under California law.

    Delaware law states that the indemnification provided by statute shall not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Certificate includes a provision providing that Phoenix shall indemnify its directors to the fullest extent permissible under Delaware law.

    INSPECTION OF SHAREHOLDERS LIST. Both California and Delaware law allow any shareholder to inspect and copy the shareholders list for a purpose reasonably related to such person's interest as a shareholder. California law provides, in addition, for an absolute right to inspect and copy the corporation's shareholders list by persons holding an aggregate of 5% or more of a corporation's voting shares, or, under certain other circumstances, shareholders holding an aggregate of 1% or more of such shares. Delaware law does not provide for any such absolute right of inspection, and no such right is granted under the Certificate or Phoenix Bylaws. Restricted access to shareholder records, even though unrelated to the shareholder's interests as a shareholder, could result in impairment of the shareholder's ability to coordinate opposition to management proposals, including proposals with respect to a change in control of the Combined Company.

    DIVIDENDS AND REPURCHASES OF SHARES. California law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus are retained under Delaware law.

    Under California law, a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchases of its shares) unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years). Such tests are applied to California corporations on a consolidated basis.

    Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

    SHAREHOLDER VOTING. Both California and Delaware law generally require that the holders of a majority of the outstanding voting shares of the acquiring and target corporations approve statutory mergers. Delaware law does not require a shareholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend the existing certificate of incorporation; (ii) each share of the surviving corporation outstanding before the merger is equal to an identical outstanding or treasury share after the merger; and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. California law contains a similar exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity. The Certificate does not require any special vote of the shareholders to approve the Merger.

    Both California and Delaware law also require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

    With certain exceptions, California law also requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding. By contrast, Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation which adversely affects a specific class of shares.

    California law also requires that holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation with the holder of more than 50% but less than 90% of such common stock or its affiliate unless all of the holders of such common stock consent to the transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish. Although Delaware law does not parallel California law in this respect, under some circumstances Section 203 of the Delaware General Corporation Law does provide similar protection against coercive two-tiered bids for a corporation in which the shareholders are not treated equally.

    INTERESTED DIRECTOR TRANSACTIONS. Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under California and Delaware law. Under California and Delaware law, either (i) the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and in the case of board approval the contract or transaction must also be "just and reasonable" to the corporation (in California) or approved in good faith (in Delaware), or (ii) the contract or transaction must have been just and reasonable (in California) or fair (in Delaware) as to the corporation at the time it was approved. In the latter case, California law explicitly places the burden of proof on the interested director. Under California law, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding such contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum).

    Under Delaware law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum). Therefore, certain transactions that the Award Board would lack the authority to approve because of the number of interested directors, could be approved by a majority of the disinterested directors of Phoenix representing less than a majority of a quorum. Neither Phoenix nor Award is aware of any plans to propose any transaction involving interested directors of Award or Phoenix which the Award Board would lack the authority to approve under California law but could approve under Delaware law.

    DISSENTERS' RIGHTS. Under both California and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Under

Delaware law, such dissenters' rights are not available (i) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation; (ii) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders, if in either case such shareholders receive only shares of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, and/or cash in lieu of fractional shares; or
(iii) to shareholders of a constituent corporation surviving a merger if no vote of the shareholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

    In contrast, shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have appraisal rights unless the holders of at least 5% of the class of outstanding shares claim the right or unless the corporation or any law restricts the transfer of such shares. Dissenters' rights are unavailable, however, if the shareholders of a corporation or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity, and if the shares of the surviving corporation have the same rights, preferences, privileges and restrictions as the shares of the disappearing corporation that are surrendered in exchange.

    DISSOLUTION. Under California law, shareholders holding 50% or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors, and this right may not be modified by the articles of incorporation. Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initially approved by the board of directors may it be approved by a simple majority of the corporation's shareholders. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. The Certificate contains no such supermajority voting requirement, however, and a majority of shares voting at a meeting at which a quorum is present would be sufficient to approve a dissolution of Phoenix which had previously been approved by the Phoenix Board.

    SHAREHOLDER DERIVATIVE SUITS. California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under Delaware law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the Merger, using the pooling-of-interests method of accounting. Phoenix's fiscal year ends on September 30.

    The unaudited pro forma condensed combined balance sheet combines the unaudited condensed consolidated balance sheet of Phoenix and the unaudited condensed consolidated balance sheet of Award as of March 31, 1998.

    The unaudited pro forma condensed combined statements of operations give effect to the Merger as if it occurred as of the beginning of the earliest year presented and combines the historical consolidated statements of operations of Phoenix for each of the three years ended September 30, 1997 and the six month periods ended March 31, 1997 and 1998, with the historical consolidated statements of operations of Award for each of the three years ended December 31, 1997, and the six-month periods ended June 30, 1997 and March 31, 1998.

    Phoenix and Award estimate that they will incur transaction costs of approximately $6 million to $9 million associated with the Merger, which will be charged to operations when incurred. There can be no assurance that the Combined Company will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

    Such unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of Phoenix and Award and should be read in conjunction with the respective historical consolidated financial statements and notes thereto incorporated by reference in this Joint Proxy Statement/Prospectus, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the Combined Company.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                            AS OF MARCH 31, 1998
                                                            ----------------------------------------------------
                                                                                         PRO FORMA    PRO FORMA
                                                              PHOENIX        AWARD      ADJUSTMENTS   COMBINED
                                                            ------------  ------------  -----------  -----------

                                                     ASSETS
Current assets:
  Cash and short-term investments.........................   $   60,426    $   25,604    $      --    $  86,030
  Accounts receivable, net................................       21,766         5,441           --       27,207
  Other current assets....................................        6,194         2,201           --        8,395
                                                            ------------  ------------  -----------  -----------
    Total current assets..................................       88,386        33,246           --      121,632

Other marketable securities...............................        9,813            --           --        9,813
Property and equipment, net...............................       10,641         1,370           --       12,011
Computer software costs, net..............................        5,080         1,170         (500)       5,750
Other assets..............................................        2,414           323         (300)       2,437
                                                            ------------  ------------  -----------  -----------
  Total assets............................................   $  116,334    $   36,109    $    (800)   $ 151,643
                                                            ------------  ------------  -----------  -----------
                                                            ------------  ------------  -----------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................   $    3,089    $      358    $      --    $   3,447
  Payroll and related liabilities.........................        3,898         1,280           --        5,178
  Other accrued liabilities...............................        5,547         1,307        6,700       13,554
  Income taxes payable....................................        4,312         1,794         (900)       5,206
                                                            ------------  ------------  -----------  -----------
    Total current liabilities.............................       16,846         4,739        5,800       27,385

Long-term obligations.....................................        2,514           191           --        2,705

Stockholders' equity:
  Common stock............................................           17        22,555      (22,547)         225
  Additional paid-in capital..............................       71,181            --       22,547       93,728
  Retained earnings.......................................       22,930         9,468       (6,600)      25,798
  Unrealized gain on available-for-sale securities........        3,768            --           --        3,768
  Accumulated translation adjustment......................         (922)         (844)          --       (1,766)
                                                            ------------  ------------  -----------  -----------
    Total stockholders' equity............................       96,974        31,179       (6,600)     121,553
                                                            ------------  ------------  -----------  -----------
  Total liabilities and stockholders' equity..............   $  116,334    $   36,109    $    (800)   $ 151,643
                                                            ------------  ------------  -----------  -----------
                                                            ------------  ------------  -----------  -----------

                            See accompanying notes.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                SIX MONTHS ENDED
                                                                YEARS ENDED SEPTEMBER 30,          MARCH 31,
                                                             -------------------------------  --------------------
                                                               1995       1996       1997       1997       1998
                                                             ---------  ---------  ---------  ---------  ---------
Revenue:
  License fees.............................................  $  51,521  $  75,366  $  89,884  $  43,035  $  50,502
  Services.................................................      7,550     10,841     15,612      6,771     11,387
                                                             ---------  ---------  ---------  ---------  ---------
Total revenue..............................................     59,071     86,207    105,496     49,806     61,889

Cost of revenue:
  License fees.............................................      4,080      8,061      7,795      2,554      4,623
  Services.................................................      6,138      7,661     10,844      4,648      7,543
                                                             ---------  ---------  ---------  ---------  ---------
Total cost of revenue......................................     10,218     15,722     18,639      7,202     12,166

Gross margin...............................................     48,853     70,485     86,857     42,604     49,723

Operating expenses:
  Research and development.................................     13,789     24,826     32,920     16,182     19,905
  Sales and marketing......................................     16,637     18,377     22,363     10,778     13,759
  General and administrative...............................      8,296     11,756     15,167      7,673      8,214
  Cost of acquisition......................................         --        889         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
Total operating expenses...................................     38,722     55,848     70,450     34,633     41,878

Income from operations.....................................     10,131     14,637     16,407      7,971      7,845

Interest and other income, net.............................      2,124      2,796     13,397      2,777      3,472
                                                             ---------  ---------  ---------  ---------  ---------
  Income before income taxes...............................     12,255     17,433     29,804     10,748     11,317
Provision for income taxes.................................      2,275      5,501      9,469      3,477      3,465
                                                             ---------  ---------  ---------  ---------  ---------
Income before discontinued operations......................      9,980     11,932     20,335      7,271      7,852
Gain on discontinued operations (after income taxes).......         --      3,752         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................  $   9,980  $  15,684  $  20,335  $   7,271  $   7,852
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Basic earnings per share:
  Earnings from continuing operations......................  $    0.52  $    0.53  $    0.80  $    0.29  $    0.31
  Earnings from discontinued operations....................         --       0.17         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
  Earnings per share.......................................  $    0.52  $    0.70  $    0.80  $    0.29  $    0.31
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Weighted average number of shares........................     19,258     22,375     25,293     24,757     25,353
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Diluted earnings per share:
  Earnings from continuing operations......................  $    0.46  $    0.48  $    0.74  $    0.27  $    0.29
  Earnings from discontinued operations....................         --       0.15         --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
  Earnings per share.......................................  $    0.46  $    0.63  $    0.74  $    0.27  $    0.29
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Weighted average number of shares........................     21,927     24,902     27,464     27,151     26,939
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

1. The unaudited Pro Forma Condensed Combined Financial Statements reflect the issuance of 1.225 shares of Phoenix Common Stock for each share of Award Common Stock outstanding. The following table sets forth the pro forma share issuances in connection with the Merger (in thousands):

Award Common Stock Outstanding as of March 31, 1998............       7,130
                                                                    1.225 :
Exchange Ratio.................................................        1.00
                                                                 ----------
Number of shares of Phoenix Common Stock to be Exchanged.......       8,734
Number of shares of Phoenix Common Stock Outstanding as of
  March 31, 1998...............................................      16,755
                                                                 ----------
Number of shares of Phoenix Common Stock Outstanding after
  completion of the Merger.....................................      25,489
                                                                 ----------
                                                                 ----------

    Additionally at the Effective Time, all outstanding options and warrants to purchase Award Common Stock will be exchanged for options to purchase Phoenix Common Stock, based upon the exchange ratio of 1.225, and Phoenix will assume outstanding obligations under Award's Employee Stock Purchase Plan. As of March 31, 1998, options to purchase 1,988,884 shares and warrants to purchase 395,728 shares of Award Common Stock were outstanding.

2. The Unaudited Pro Forma Condensed Combined Statements of Operations combine Phoenix's historical results of operations for the fiscal years ended September 30, 1995, 1996 and 1997, and for the six-month periods ended March 31, 1997 and 1998, with Award's historical results of operations for the fiscal years ended December 31, 1995, 1996 and 1997, and for the six-month periods ended June 30, 1997 and March 31, 1998. Accordingly, the results of operations of Award for the three months ended December 31, 1997, which include revenues of $7,535,000 and net income of $1,660,000, are included in the pro forma condensed combined statements of income for both the fiscal year ended September 30, 1997 and the six months ended March 31, 1998. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet combines Phoenix's balance sheet as of March 31, 1998 with Award's balance sheet as of the same date.

3. Phoenix expects to incur charges to operations related to the Merger currently estimated to be between $6 million and $9 million in the quarter ending June 30, 1998, the quarter in which the Merger is expected to be consummated and in subsequent periods. These charges include direct transaction costs, primarily for financial advisory services and legal fees, and costs associated with combining the operations of the two companies, primarily related to redundant assets and facilities. An estimated charge of $7.5 million (the mid-point of the above range), less estimated income tax benefits of $0.9 million, is reflected in the pro forma balance sheet but is not reflected in the Unaudited Pro Forma Condensed Combined Statements of Operations. The range is a preliminary estimate only, and is therefore subject to change.

4. Certain amounts have been reclassified to conform to the pro forma presentation.

5. There have been no material differences between the accounting policies of Phoenix and Award and, accordingly, no pro forma conforming adjustments are required in the Unaudited Pro Forma Condensed Combined Statements of Operations.

                    ADDITIONAL MATTERS BEING SUBMITTED TO A
                       VOTE OF ONLY PHOENIX STOCKHOLDERS

PROPOSAL TWO-- AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION--INCREASE TO
              AUTHORIZED COMMON STOCK

    On May 14, 1998, the Phoenix Board approved an amendment (the "Amendment") to the Certificate to increase the number of authorized shares of Common Stock by 20 million shares to 60 million shares. Under the Amendment, subject to stockholder approval, Article FOURTH of the Certificate would be amended and restated to read as follows:

    "FOURTH:

        (a) The total number of shares of stock which the Corporation shall have authority to issue shall be 60,500,000 shares, of which 60,000,000 shares shall be designated as Common Stock each of which shall have a par value of $.001 (the "Common Stock"), and 500,000 shall be designated as Preferred Stock each of which shall have a par value of $.10 (the "Preferred Stock").

        (b) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized, within the limitations and restrictions stated in this Restated Certificate of Incorporation, to determine or alter the rights, preferences, powers, privileges and the restrictions, qualifications and limitations granted to or imposed upon any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof; and to increase or decrease the number of shares constituting any such series; and to increase or decrease the number of shares of any series subsequent to issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares then constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

    As of March 31, 1998, there were 40,000,000 shares of Phoenix Common Stock authorized, of which approximately 16,754,746 shares were issued and outstanding and approximately 6,199,689 of which were reserved for issuance under Phoenix's stock benefit plans, leaving only approximately 17,045,565 authorized shares available for future issuance. The issuance of Phoenix Common Stock to the shareholders and optionholders and warrant holders of Award pursuant to Proposal One herein will require approximately 11,600,000 shares of Phoenix Common Stock.

    Although Phoenix has no specific plans to use the additional authorized shares of Phoenix Common Stock other than as described above, the Phoenix Board believes that it is prudent to increase the number of authorized shares of Phoenix Common Stock to the proposed level in order to provide a reserve of shares available for issuances in connection with possible future actions. Such actions may include increases in the number of shares available for issuance pursuant to Phoenix's stock option plans, stock splits or stock dividends if the Phoenix Board were to determine that such would be desirable to facilitate a broader base of stockholders. The Phoenix Board also believes that the increased number of shares will provide the flexibility to effect other possible actions such as financings, corporate mergers, acquisitions of property, employee benefit plans and for other general corporate purposes. Having such additional authorized Phoenix Common Stock available for issuance in the future would allow the Phoenix Board to issue shares of Phoenix Common Stock without the delay and expense associated with seeking stockholder approval. Elimination of such delays and expense occasioned by the necessity of obtaining stockholder approval will better enable Phoenix, among other things, to engage in financing transactions and acquisitions as well as to take advantage of changing market and financial conditions on a more competitive basis as determined by the Phoenix Board.

    The Phoenix stockholders are being asked to approve such amendment. The affirmative vote of the holders of a majority of the shares of Phoenix Common Stock issued and outstanding on the Phoenix

Record Date will be required to approve the amendment of the Certificate. The effect of an abstention and broker non-vote is the same as that of a vote against the proposal.

    The increase in authorized Phoenix Common Stock will not have any immediate effect on the rights of existing stockholders. To the extent that the additional authorized shares are issued in the future, they will decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

    The increase in the authorized number of shares of Phoenix Common Stock could have an anti-takeover effect. Shares of authorized and unissued Phoenix Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions that would make a takeover of Phoenix more difficult, and therefore less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of Phoenix Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of persons seeking to obtain control of Phoenix.

    Phoenix has previously adopted certain measures that may have the effect of helping it to resist an unfriendly takeover attempt, including the Phoenix Rights Plan, providing for the distribution of rights to purchase additional shares of Phoenix stock in the event of certain attempts to acquire control of Phoenix.

    THE PHOENIX BOARD UNANIMOUSLY RECOMMENDS THAT PHOENIX STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF THE CERTIFICATE TO INCREASE THE AUTHORIZED PHOENIX COMMON STOCK TO 60,000,000 SHARES.

    ADDITIONAL MATTERS BEING SUBMITTED TO A VOTE OF ONLY AWARD SHAREHOLDERS

PROPOSAL TWO--ELECTION OF DIRECTORS

    There are seven nominees for the seven board positions presently authorized in Award's Bylaws. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently a director of Award.

    Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

    Each share of common stock shall be entitled to one vote per share. However, each shareholder who gives such notice at the Award Annual Meeting prior to the election of directors shall be entitled to cumulate his votes and give one nominee that number of votes equal to the number of directors to be elected multiplied by the number of shares held by such shareholder, or to allocate such votes among as many nominees as such shareholder chooses ("cumulative voting"). If any one shareholder gives such notice, all shareholders shall be entitled to cumulative voting. Award's Articles of Incorporation abolish cumulative voting upon Award being qualified for trading on the Nasdaq National Market and having at least 800 beneficial holders of its shares of common stock as of the record date for its most recent shareholders' annual meeting.

    The seven candidates receiving the highest number of affirmative votes cast at the meeting will be elected directors of the Company.

    In January 1996, in connection with the purchase by Vobis Microcomputer AG ("Vobis") of 570,033 shares of Award Common Stock and a warrant to purchase 272,394 shares of Award Common Stock, Award entered into a voting agreement with Vobis, Walden Capital Partners II, L.P. and Walden Technology Ventures II, L.P., Venrock Associates and Venrock Associates II, L.P. and Award's Executive Officer pursuant to which such shareholders agreed not to reduce the number of directors of the Board of Directors below five and to elect a person designated by Vobis to the Company's Board of Directors. Presently, Mr. Willy Weck is Vobis's designee to Award's Board of Directors.

                       THE BOARD OF DIRECTORS RECOMMENDS
                     A VOTE IN FAVOR OF EACH NAMED NOMINEE.

NOMINEES

    The names of the nominees are: George C. Huang, Cheng Ming Lee, David S. Lee, Masami Maeda, Anthony Sun, William P. Tai and Willy Weck. For biographical information and background experience on each of the nominees, see "Award--Directors and Executive Officers--Directors."

PROPOSAL THREE--AMENDMENT TO 1997 EQUITY INCENTIVE PLAN

    In April 1997, the Award Board adopted and the shareholders subsequently approved, Award's 1997 Equity Incentive Plan (the "1997 Plan") and reserved 700,000 shares of Award Common Stock for issuance thereunder. The 1997 Plan was designed to provide for the grant of options to purchase shares of Award Common Stock to selected officers and employees of and consultants to Award. Award, by means of the 1997 Plan, seeks to attract and retain the best available personnel for service as employees holding key positions and to provide incentives for such persons to exert maximum efforts for the success of Award.

    As of March 31, 1998, options (net of canceled, repurchased or expired options) covering an aggregate of 700,000 shares of Award Common Stock had been granted under the 1997 Plan and no shares (other than any shares that might in the future be returned to the reserve as a result of cancellations or expiration of options) remained available for future grants under the 1997 Plan. During the last fiscal year, under the 1997 Plan, Award granted to officers, employees and consultants as a group options to purchase 414,200 shares of Common Stock at exercise prices ranging from $9.25 to $11.25 per share.

    On January 22, 1998, the Award Board approved an amendment to the 1997 Plan, subject to shareholder approval, to increase the number of shares authorized for issuance under the 1997 Plan by 700,000 shares, to a total of 1,400,000 shares. The proposed increase in shares under the 1997 Plan is necessary to permit ongoing grants in accordance with the terms of the plan.

    Shareholders are requested in this proposal to approve the 1997 Plan, as amended to increase the number of shares of Common Stock authorized for issuance by 700,000 shares (the "1997 Plan Proposal"). The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the 1997 Plan, as amended.

              THE AWARD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
                         A VOTE IN FAVOR OF PROPOSAL 3.

    The essential features of the 1997 Plan are outlined below:

GENERAL

    The 1997 Plan provides for the grant of both incentive and nonstatutory stock options. Incentive stock options granted under the 1997 Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the 1997 Plan are intended not to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of incentive and nonstatutory stock options.

PURPOSE

    The 1997 Plan was adopted to provide a means by which selected officers and employees of and consultants to Award and its affiliates could be given an opportunity to purchase stock in Award, to assist in retaining the services of employees holding key positions, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of Award. All of Award's employees and consultants are eligible to participate in the 1997 Plan.

ADMINISTRATION

    The 1997 Plan is administered by the Award Board. The Award Board has the power to construe and interpret the 1997 Plan and, subject to the provisions of the 1997 Plan, to determine the persons to whom and the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration and other terms of the option. The Award Board is authorized to delegate administration of the 1997 Plan to a committee composed of not fewer than two members of the Award Board who may, in the discretion of the Award Board, be non-employee directors within the meaning of Rule 16b-3 promulgated under the Securities Act of 1934, as amended ("Rule 16b-3"). The Award Board has delegated administration of the 1997 Plan to the Compensation Committee of the Award Board. As used herein with respect to the 1997 Plan, the "Award Board" refers to the Compensation Committee as well as to the Award Board of Directors itself.

    Regulations under Section 162(m) of the Code require that the directors who serve as members of such committee must be "outside directors." The 1997 Plan provides that, in the Award Board's discretion, directors serving on any such committee will also be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee (i) current employees of Award,
(ii) former employees of Award receiving compensation for past services (other than benefits under a tax-qualified retirement plan), (iii) current and former officers of Award and (iv) directors currently receiving direct or indirect remuneration from Award in any capacity (other than as a director), unless any such person is otherwise considered an "outside director" for purposes of
Section 162(m).

ELIGIBILITY

    Incentive stock options may be granted under the 1997 Plan to all employees (including officers) of Award and its affiliates. All employees (including officers) and consultants are eligible to receive nonstatutory stock options under the 1997 Plan.

    No option may be granted under the 1997 Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Award or any affiliate of Award, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. For incentive stock options granted under the 1997 Plan, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which such options are exercisable for the first time by an optionee during any calendar year (under all such plans of Award and its affiliates) may not exceed $100,000.

    No person shall be eligible to be granted options covering more than 500,000 shares of Award's Common Stock in any calendar year. The purpose of this limitation is generally to permit Award to continue to be able to deduct for tax purposes the ordinary income attributable to the options granted under the 1997 Plan.

STOCK SUBJECT TO THE 1997 PLAN

    There are 700,000 shares of Award's Common Stock authorized for issuance under the 1997 Plan. If options granted under the 1997 Plan expire or otherwise terminate without being exercised, the Common Stock not purchased pursuant to such options again becomes available for issuance under the 1997 Plan.

TERMS OF OPTIONS

    The following is a description of the permissible terms of options under the 1997 Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

    EXERCISE PRICE; PAYMENT. The exercise price of incentive stock options under the 1997 Plan may not be less than the fair market value of the Common Stock subject to the option on the date of the option grant, and in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory options under the 1997 Plan may not be less than 85% of the fair market value of Award Common Stock subject to the option on the date of the option grant. However, if options were granted with exercise prices below market value, deductions for compensation attributable to the exercise of such options could be limited by Section 162(m). See "Federal Income Tax Information." At

March 31, 1997, the closing price of Award's Common Stock as reported on the Nasdaq National Market was $11.50 per share.

    In the event of a decline in the value of Award's Common Stock, the Award Board has the authority to offer employees the opportunity to replace outstanding higher priced options, whether incentive or nonstatutory, with new lower priced options. Award has provided that opportunity to employees in the past. To the extent required by Section 162(m), an option repriced under the 1997 Plan is deemed to be cancelled and a new option granted. Both the option deemed to be cancelled and the new option deemed to be granted will be counted against the 500,000 share individual calendar year limitation.

    The exercise price of options granted under the 1997 Plan must be paid either: (a) in cash at the time the option is exercised; (b) at the discretion of the Award Board, (i) by delivery of other Common Stock of Award, (ii) pursuant to a deferred payment arrangement; or (c) in any other form of legal consideration acceptable to the Award Board.

    OPTION EXERCISE. Options granted under the 1997 Plan may become exercisable in cumulative increments ("vest") as determined by the Award Board. Shares covered by options to be granted under the 1997 Plan may be subject to different vesting terms but will typically vest at the rate of 25% on the first anniversary of the date of grant with 1/48th per month thereafter (25% per year) during the optionee's employment or service as a consultant. The Award Board has the power to accelerate the time during which an option may be exercised. In addition, options granted under the 1997 Plan may permit exercise prior to vesting, but in such event the optionee may be required to enter into an early exercise stock purchase agreement that allows Award to repurchase shares not yet vested at their exercise price should the optionee leave the employ of Award before vesting. To the extent provided by the terms of an option, an optionee may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing Award to withhold a portion of the stock otherwise issuable to the optionee, by delivering already-owned stock of Award or by a combination of these means.

    TERM. The maximum term of options under the 1997 Plan is ten years, except that in certain cases (see "Eligibility") the maximum term is five years. Options under the 1997 Plan terminate three months after termination of the optionee's employment or relationship as a consultant or director of Award or any affiliate of Award, unless (a) such termination is due to such person's permanent and total disability (as defined in the Code), in which case the option may be exercised (to the extent the option was exercisable at the time of the optionee's disability) within twelve months after such termination; (b) the optionee dies while employed by or serving as a consultant or director of Award or any affiliate of Award, or within a period specified in the option after termination of such relationship, in which case the option may be exercised (to the extent the option was exercisable at the time of the optionee's death) within eighteen months after the optionee's death by the person or persons to whom the rights to such option pass by will, by the laws of descent and distribution, or by beneficiary designation; or (c) the option by its terms specifically provides otherwise. Individual options by their terms may provide for exercise within a longer or shorter period of time following termination of employment or the consulting relationship. The option term may also be extended in the event that exercise of the option within these periods is prohibited for specified reasons.

ADJUSTMENT PROVISIONS

    If there is any change in the stock subject to the 1997 Plan or subject to any option granted under the 1997 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the 1997 Plan and options outstanding thereunder will be appropriately adjusted as to the class and the maximum number of shares subject to such plan, the maximum number of shares which may be granted to an employee during any calendar year, and the class, number of shares and price per share of stock subject to such outstanding options.

EFFECT OF CERTAIN CORPORATE EVENTS

    The 1997 Plan provides that, in the event of a dissolution or liquidation of Award, specified type of mergers or other corporate reorganizations or a change in ownership of 50% or more of the combined voting power of Award's capital stock, any surviving corporation will be required to either assume options outstanding under the 1997 Plan or substitute similar options for those outstanding under such plan. If any surviving corporation declines to assume or continue options outstanding under the 1997 Plan, or to substitute similar options, then the vesting of such options and the time during which such options may be exercised will be accelerated in the case of optionees performing services for Award and the options terminated if not exercised prior to the corporate event; in the case of all other optionees, such options will be terminated if not exercised prior to the corporate event.

DURATION, AMENDMENT AND TERMINATION

    The Award Board may suspend or terminate the 1997 Plan without shareholder approval or ratification at any time or from time to time. Unless sooner terminated, the 1997 Plan will terminate on the day before the tenth anniversary of the date the Plan was approved by the Award Board or approved by the Award shareholders, whichever is earlier.

    The Award Board may also amend the 1997 Plan at any time or from time to time. However, no amendment will be effective unless approved by the shareholders of Award to the extent shareholder approval is required to comply with Rule 16b-3, Section 422 of the Code or any Nasdaq or securities exchange listing requirements. The Award Board may submit any other amendment to the 1997 Plan for shareholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

RESTRICTIONS ON TRANSFER

    Under the 1997 Plan, an incentive stock option may not be transferred by the optionee otherwise than by will or by the laws of descent and distribution and during the lifetime of the optionee, may be exercised only by the optionee. A nonstatutory stock option may not be transferred except by will or by the laws of descent and distribution or pursuant to a domestic relations order, unless otherwise provided in a stock option agreement. In any case, the optionee may designate in writing a third party who may exercise the option in the event of the optionee's death. In addition, shares subject to repurchase by Award under an early exercise stock purchase agreement may be subject to restrictions on transfer which the Award Board deems appropriate.

FEDERAL INCOME TAX INFORMATION

    INCENTIVE STOCK OPTIONS. Incentive stock options under the 1997 Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

    Generally, there are no federal income tax consequences to the optionee or Award by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee's alternative minimum tax liability, if any.

    If an optionee holds stock acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss, which will be long-term, mid-term or short-term depending on how long the optionee holds the stock. Capital gains currently are generally subject to lower tax rates than ordinary income. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

    To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, Award will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

    NONSTATUTORY STOCK OPTIONS. There are no federal income tax consequences to the optionee or Award by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, Award is required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Award will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term, mid-term or short-term depending on how long the optionee holds the stock. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

    POTENTIAL LIMITATION ON COMPANY DEDUCTIONS. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1,000,000 for a covered employee. It is possible that compensation attributable to awards under the 1997 Plan, when combined with all other types of compensation received by a covered employee from Award, may cause this limitation to be exceeded in any particular year.

    Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m) of the Code, compensation attributable to stock options will qualify as performance-based compensation, provided that: (i) the stock option plan contains a per-employee limitation on the number of shares for which stock options may be granted during a specific period; (ii) the per-employee limitation is approved by the shareholders; (iii) the award is granted by a compensation committee comprised solely of "outside directors"; and (iv) the exercise price of the option is no less than the fair market value of the stock on the date of grant. Options granted under the 1997 Plan that have an exercise price at least equal to the fair market value of Award's Common Stock on the date of grant should qualify as performance-based compensation that is exempt from the $1,000,000 deduction limitation.

PROPOSAL FOUR--AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

    In May 1996, the Award Board adopted and the shareholders subsequently approved, the Employee Stock Purchase Plan (the "Purchase Plan"), and authorized and reserved up to 150,000 shares of Award's Common Stock for issuance under the plan. As of March 31, 1998, an aggregate of 72,391 shares had been issued under the Purchase Plan and 77,609 shares remained for the grant of future rights under the Purchase Plan.

    In January 1998, the Award Board adopted, subject to shareholder approval, an amendment to the Purchase Plan to increase the number of shares authorized for issuance under the Purchase Plan by 200,000 shares for a total of 350,000 shares. This amendment is intended to afford Award the opportunity to continue providing employees of Award and its affiliates with stock incentives and to ensure that Award can continue to provide such incentives at levels determined appropriate by the Board of Directors so as to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of Award. During the last fiscal year, shares were purchased in the amounts and at the weighted average prices per share under the Purchase Plan as follows: an aggregate of 72,391 shares at a weighted average price of $8.08 per share; 6,246 shares at a weighted average price of $7.97 to all Award Named Executive Officers as a group; and 66,145 shares at a weighted average price of $8.09 to all employees (excluding such Named Executive Officers) as a group.

    Shareholders are requested in this proposal to approve the Purchase Plan, as amended (the "Purchase Plan Proposal"). The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the Purchase Plan, as amended.

              THE AWARD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
                         A VOTE IN FAVOR OF PROPOSAL 4.

    The essential features of the Purchase Plan are outlined below:

PURPOSE

    The Purchase Plan provides a means by which employees of Award (and any parent or subsidiary of Award designated by the Award Board to participate in the Purchase Plan) may be given an opportunity to purchase Common Stock of Award through payroll deductions (and other additional payments specifically provided for by the Board), to assist Award in retaining the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of Award. All of Award's employees who have been in the continuous employment of Award for such period as shall be specified in each offering (but in any event less than two years) are eligible to participate in the Purchase Plan.

    The rights to purchase Common Stock granted under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

ADMINISTRATION

    The Purchase Plan is administered by the Award Board, which has the final power to construe and interpret the Purchase Plan and the rights granted under it.

OFFERINGS

    The Purchase Plan is implemented by offering periods lasting no longer than twenty seven (27) months (an "offering").

ELIGIBILITY

    Any person who is customarily employed at least twenty (20) hours per week and five (5) months per calendar year by Award (or by any parent or subsidiary of Award designated from time to time by the Board) on the first day of an offering is eligible to participate in that offering under the Purchase Plan, provided such employee has been in the continuous employ of Award for such period as shall be specified in the offering (but in any event less than two years).

    Notwithstanding the foregoing, no employee is eligible for the grant of any rights under the Purchase Plan if, immediately after such grant, the employee would own, directly or indirectly, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Award or of any parent or subsidiary of Award (including any stock which such employee may purchase under all outstanding rights and options), nor will any employee be granted rights under this Plan that would permit such employee's rights to purchase common stock to accrue at a rate which exceeds twenty five thousand dollars ($25,000) worth of such stock (determined at the fair market value of the shares at the time such rights are granted) for each calendar year under all employee stock purchase plans of Award.

PARTICIPATION IN THE PLAN

    Eligible employees become participants in the Purchase Plan by delivering to Award, prior to the date selected by the Award Board as the offering date for the offering, a participation agreement authorizing payroll deductions of up to a maximum percentage designated by the Award Board not exceeding fifteen percent (15%) of such employees' earnings (as defined in the offering).

PURCHASE PRICE

    The purchase price per share at which shares are sold in an offering under the Purchase Plan shall be the lower of (a) 85% of the fair market value of a share of Award Common Stock on the date of commencement of the offering or (b) 85% of the fair market value of a share of Award Common Stock on the specified purchase date.

PAYMENT OF PURCHASE PRICE; PAYROLL DEDUCTIONS

    The purchase price of the shares is accumulated by payroll deductions over the offering period. A participant may reduce or increase his or her participation level during an offering period, as provided in the offering.

PURCHASE OF STOCK

    By executing an agreement to participate in the Purchase Plan, the employee is entitled to purchase shares under such plan. In connection with offerings made under the Purchase Plan, the maximum number of shares any employee may purchase during each calendar year during an offering shall be the number of shares as has a fair market value (determined as of the first day of the offering period, equal to (i) $25,000 multiplied by the number of calendar years in which the right under such offering has been outstanding at any time, minus
(ii) the fair market value of any shares of Award Common Stock (determined as of the relevant offering date with respect to such shares), purchased in all such calendar years under the Purchase Plan and other employee stock purchase plans of Award. Furthermore, if the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number which may be purchased by all participants pursuant to the offering, the Award Board will make a pro rata allocation of shares available in a uniform and equitable manner. Unless the employee's participation is discontinued, his right to purchase shares is exercised automatically at the end of the purchase period at the applicable price. See "Withdrawal" below.

WITHDRAWAL

    While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to Award a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at any time prior to the end of an offering except as provided by the Award Board in such offering.

    Upon any withdrawal from an offering by an employee, Award will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated.

TERMINATION OF EMPLOYMENT

    Rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of an employee's employment for any reason, and Award will distribute to such employee all of his or her accumulated payroll deductions, without interest.

RESTRICTIONS ON TRANSFER

    Rights granted under the Purchase Plan are not transferable otherwise than by will or the laws of descent and distribution, or by a beneficiary designation, which beneficiary shall receive any shares and cash in the event of the participant's death prior to the end of the offering, and may be exercised only by the person to whom such rights are granted.

DURATION, AMENDMENT AND TERMINATION

    The Award Board may suspend or terminate the Purchase Plan at any time. Unless terminated earlier, such plan will terminate at the time that all of the shares subject to the Purchase Plan's share reserve, as increased and/or adjusted from time to time, have been issued under the terms of the Purchase Plan.

    The Award Board may amend the Purchase Plan at any time. Any amendment of the Award Purchase Plan must be approved by the Award shareholders within 12 months of its adoption by the Award Board if the amendment would (a) increase the number of shares of Award Common Stock reserved for issuance under the Purchase Plan, (b) modify the requirements relating to eligibility for participation in the Purchase Plan, or (c) modify any other provision of the Purchase Plan if such modification requires Award shareholder approval to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with Rule 16b-3 promulgated under the Exchange Act, as amended.

    Rights granted before amendment or termination of the Purchase Plan will not be altered or impaired by any amendment, suspension or termination of such plan, except as expressly provided in the Purchase Plan or with consent of the person to whom such rights were granted, or except as necessary to ensure that the Purchase Plan and/or rights granted under the Purchase Plan comply with any laws, governmental regulation, or the requirements of Section 423 of the Code.

EFFECT OF CERTAIN CORPORATE EVENTS

    In the event of a dissolution or liquidation of Award, a merger or consolidation in which Award is not the surviving corporation, a reverse merger in which Award is the surviving corporation but the shares of Award Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or any other capital reorganization in which more than 50% of the shares of Award entitled to vote are exchanged, then, as determined by the Award Board in its sole discretion, any successor corporation may assume such outstanding rights or substitute similar rights for those outstanding under the Purchase Plan, such rights may continue in full force and effect, or participants' accumulated payroll deductions may be used to purchase Award Common Stock immediately prior to the transaction described above and the participant's rights under the ongoing offering terminated.

SHARES SUBJECT TO THE PURCHASE PLAN

    If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the Award Common Stock not purchased under such rights again becomes available for issuance under such plan. The stock subject to the Purchase Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

FEDERAL INCOME TAX INFORMATION

    Rights granted under the Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

    If the stock is disposed of at least two years after the beginning of the offering period and at least one year after the stock is transferred to the participant, then the lesser of (a) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (b) an amount equal to fifteen percent (15%) of the fair market value of the shares on the first day of the applicable offering period will be treated as ordinary income. Any further gain or any loss will be taxed as a capital gain or loss. Capital gains currently are generally subject to lower tax rates than ordinary income.

    If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition, and Award may, in the future, be required to withhold income taxes relating to such ordinary income from other payments made to the participant. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date. Any capital gain or loss will be long-term, mid-term or short-term depending on the length of time the stock has been held.

    There are no federal income tax consequences to Award by reason of the grant or exercise of rights under the Purchase Plan. Award is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation).

PROPOSAL 5--RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

    The Award Board has selected Price Waterhouse LLP as Award's independent accountants for the fiscal year ending December 31, 1998 and has further directed that management submit the selection of independent accountants for ratification by the shareholders at the Award Annual Meeting. Price Waterhouse LLP audited Award's financial statements in 1997. Representatives of Price Waterhouse LLP are expected to be present at the Award Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

    Shareholder ratification of the selection of Price Waterhouse LLP as Award's independent accountants is not required by Award's Bylaws or otherwise. However, the Award Board is submitting the selection of Price Waterhouse LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee and the Award Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Award Board in their discretion may direct the appointment of different independent accountants at any time during the year if they determine that such a change would be in the best interests of Award and its shareholders.

    The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the Award Annual Meeting will be required to ratify the selection of Price Waterhouse LLP.

                       THE BOARD OF DIRECTORS RECOMMENDS
                         A VOTE IN FAVOR OF PROPOSAL 5.

OTHER MATTERS

    The Award Board knows of no other matters that will be presented for consideration at the Award Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

                                 LEGAL MATTERS

    The validity of the shares of Phoenix Common Stock to be issued in connection with the Merger and the federal income tax consequences of the Merger will be passed upon for Phoenix by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California. Certain federal income tax consequences of the Merger will be passed upon for Award by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Phoenix Technologies Ltd. appearing in Phoenix Technologies' Annual Report (Form 10-K) for the year ended September 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Award Software International, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   REPRESENTATIVES OF INDEPENDENT ACCOUNTANTS

    Representatives of Ernst & Young LLP are expected to be present at the Phoenix Special Meeting and will have the opportunity to make a statement and are expected to be available to respond to appropriate questions.

    Representatives of Price Waterhouse LLP are expected to be present at the Award Annual Meeting and said representatives will have the opportunity to make a statement if they should desire to do so and they are expected to be available to respond to appropriate questions.

                   STOCKHOLDERS' AND SHAREHOLDERS' PROPOSALS

    Pursuant to Rule 14a-8 under the Exchange Act, Phoenix stockholders may present proper proposals for inclusion in Phoenix's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Phoenix in a timely manner. As noted in Phoenix's proxy statement relating to its 1998 Annual Meeting of Stockholders, in order to be so included for the 1999 annual meeting, stockholder proposals must be received by Phoenix no later than September 1, 1998, and must otherwise comply with the requirements of Rule 14a-8.

    Pursuant to Rule 14a-8 under the Exchange Act, Award shareholders may present proper proposals for inclusion in Award's proxy statement and for consideration at the next annual meeting of its shareholders by submitting such proposals to Award in a timely manner. As noted in Award's proxy statement relating to its 1998 Annual Meeting of Shareholders, in order to be so included for the 1999 annual meeting, in the event that the Merger has not been consummated prior thereto, shareholder proposals must have been received by Award no later than January 31, 1999, and must otherwise have complied with the requirements of Rule 14a-8.

                       AWARD SOFTWARE INTERNATIONAL, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Price Waterhouse LLP, Independent Accountants....................................................         F-2
Consolidated Balance Sheet as of December 31, 1996, December 31, 1997, March 31, 1998 (unaudited)..........         F-3
Consolidated Statement of Income for the Years Ended December 31, 1995, 1996 and 1997 and for the three
  months ended March 31, 1997 and 1998 (unaudited).........................................................         F-4
Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 1995, 1996 and 1997 and for
  the three months ended March 31, 1997 and 1998 (unaudited)...............................................         F-5
Consolidated Statement of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997 and for the three
  months ended March 31, 1997 and 1998 (unaudited).........................................................         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Award Software International, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Award Software International, Inc., and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
January 29, 1998

                       AWARD SOFTWARE INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     DECEMBER 31,
                                                                                 --------------------   MARCH 31,
                                                                                   1996       1997        1998
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
                                          ASSETS

Current assets:
  Cash and cash equivalents....................................................  $  23,248  $  24,631   $  25,604
  Accounts receivable, net.....................................................      2,068      4,256       4,671
  Accounts receivable from related parties.....................................      1,197        747         770
  Deferred income taxes........................................................        131        483         483
  Other current assets.........................................................        467      1,698       1,718
                                                                                 ---------  ---------  -----------
    Total current assets.......................................................     27,111     31,815      33,246
Property and equipment, net....................................................        683      1,367       1,370
Other assets...................................................................        616      1,199       1,493
                                                                                 ---------  ---------  -----------
                                                                                 $  28,410  $  34,381   $  36,109
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable.............................................................  $     215  $     449   $     358
  Accrued liabilities..........................................................      3,104      3,950       4,381
                                                                                 ---------  ---------  -----------
    Total current liabilities..................................................      3,319      4,399       4,739
Minority interest..............................................................         --        170         191
                                                                                 ---------  ---------  -----------
                                                                                     3,319      4,569       4,930
                                                                                 ---------  ---------  -----------
Commitments (Note 10)

Shareholders' equity:
  Preferred stock, 5,000,000 shares authorized; no par value; no shares issued
    or outstanding.............................................................         --         --          --
  Common stock, 40,000,000 shares authorized; no par value; 6,538,951,
    6,941,846 and 7,130,487 shares issued and outstanding......................     21,269     22,571      22,643
Deferred stock compensation....................................................       (180)      (106)        (88)
Retained earnings..............................................................      4,130      8,320       9,468
Accumulated other comprehensive income:
  Cumulative translation adjustment............................................       (128)      (973)       (844)
                                                                                 ---------  ---------  -----------
      Total shareholders' equity...............................................     25,091     29,812      31,179
                                                                                 ---------  ---------  -----------
                                                                                 $  28,410  $  34,381   $  36,109
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                                               -------------------------------  --------------------
                                                                 1995       1996       1997       1997       1998
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
Revenues:
  Software license fees......................................  $   6,989  $  11,721  $  19,502  $   4,036  $   5,261
  Engineering services.......................................        239        472      2,366        347        679
  Related parties............................................      1,902      1,878      1,499        645        466
                                                               ---------  ---------  ---------  ---------  ---------
    Total revenues...........................................      9,130     14,071     23,367      5,028      6,406
                                                               ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  Software license fees......................................        387        521      1,828        229        371
  Engineering services.......................................         43        131        686         85        212
  Related parties............................................        206        328         76         26         17
                                                               ---------  ---------  ---------  ---------  ---------
    Total cost of revenues...................................        636        980      2,590        340        600
                                                               ---------  ---------  ---------  ---------  ---------
Gross profit.................................................      8,494     13,091     20,777      4,688      5,806
                                                               ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Research and development...................................      2,751      4,198      6,571      1,661      1,635
  Sales and marketing........................................      2,282      2,855      4,963      1,041      1,772
  General and administrative.................................      1,600      2,077      3,602        888      1,072
                                                               ---------  ---------  ---------  ---------  ---------
    Total operating expenses.................................      6,633      9,130     15,136      3,590      4,479
                                                               ---------  ---------  ---------  ---------  ---------
Income from operations.......................................      1,861      3,961      5,641      1,098      1,327
Interest expense.............................................         (9)        (6)       (33)        --         --
Interest and other income....................................        105        552      1,167        261        339
Minority interest............................................         --         --          7         --        (26)
                                                               ---------  ---------  ---------  ---------  ---------
Income before income taxes...................................      1,957      4,507      6,782      1,359      1,640
Provision for income taxes...................................        792      1,622      2,102        467        492
                                                               ---------  ---------  ---------  ---------  ---------
Net income...................................................  $   1,165  $   2,885  $   4,680  $     892  $   1,148
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
Basic net income per share...................................  $    0.28  $    0.54  $    0.68  $    0.13  $    0.16
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
Weighted average common shares...............................      4,136      5,335      6,867      6,792      6,963
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
Diluted net income per share.................................  $    0.25  $    0.47  $    0.61  $    0.12  $    0.15
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
Weighted average common and common equivalent shares.........      4,650      6,095      7,705      7,701      7,670
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                  COMMON STOCK         DEFERRED                CUMULATIVE
                                               -------------------      STOCK       RETAINED   TRANSLATION  COMPREHENSIVE
                                                SHARES     AMOUNT    COMPENSATION   EARNINGS   ADJUSTMENT      INCOME        TOTAL
                                               ---------  --------   ------------   --------   ----------   -------------   -------
Balance at December 31, 1994.................  3,841,801  $ 1,627           --       $   80      $  (12)                    $ 1,695

Issuance of Common Stock and warrants, net of
  issuance costs of $165.....................  1,166,669    6,837           --           --          --                       6,837
Repurchase of Common Stock...................   (499,687)  (2,998)          --           --          --                      (2,998)
Exercise of Common Stock warrants............     70,000       70           --           --          --                          70
Exercise of Common Stock options.............      7,500        8           --           --          --                           8
Warrants issued for services.................         --      374           --           --          --                         374
Deferred stock compensation..................         --      297         (297)          --          --                          --
Amortization of deferred stock compensation..         --       --           42           --          --                          42
Comprehensive Income:
  Net Income.................................         --       --           --        1,165          --        $1,165         1,165
  Currency Translation Adjustment............         --       --           --           --         (24)          (24)          (24)
                                                                                                               ------
Comprehensive Income.........................         --       --           --           --          --        $1,141            --
                                               ---------  --------      ------      --------   ----------      ------       -------
                                                                                                               ------
Balance at December 31, 1995.................  4,586,283    6,215         (255)       1,245         (36)                      7,169

Issuance of Common Stock and warrants, net of
  issuance costs of $79......................    801,180    9,573           --           --          --                       9,573
Repurchase of Common Stock...................   (250,000)  (2,500)          --           --          --                      (2,500)
Exercise of Common Stock warrants............    107,500      108           --           --          --                         108
Initial public offering, net of issuance
  costs of $2,172............................  1,250,000    7,828           --           --          --                       7,828
Exercise of Common Stock options.............     43,988       45           --           --          --                          45
Amortization of deferred stock compensation..         --       --           75           --          --                          75
Comprehensive Income:
  Net Income.................................         --       --           --        2,885          --        $2,885         2,885
  Currency Translation Adjustment............         --       --           --           --         (92)          (92)          (92)
                                                                                                               ------
Comprehensive Income.........................         --       --           --           --          --        $2,793            --
                                               ---------  --------      ------      --------   ----------      ------       -------
                                                                                                               ------
Balance at December 31, 1996.................  6,538,951   21,269         (180)       4,130        (128)                     25,091

Issuance of Common Stock, net................     72,391      482           --           --          --                         482
Tax benefits related to disqualifying
  dispositions of stock options..............         --      622           --           --          --                         622
Pooling of interests with Unicore............    218,571       35           --         (490)         --                        (455)
Exercises of Common Stock options............    111,933      163           --           --          --                         163
Amortization of deferred stock compensation..         --       --           74           --          --                          74
Comprehensive Income:
  Net Income.................................         --       --           --        4,680          --        $4,680         4,680
  Currency Translation Adjustment............         --       --           --           --        (845)         (845)         (845)
                                                                                                               ------
Comprehensive Income.........................         --       --           --           --          --        $3,835            --
                                               ---------  --------      ------      --------   ----------      ------       -------
                                                                                                               ------
Balance at December 31, 1997.................  6,941,846   22,571         (106)       8,320        (973)                     29,812
Exercises of Common Stock warrants
  (unaudited)................................    122,500       --           --           --          --                          --
Exercises of Common Stock options
  (unaudited)................................     66,141       72           --           --          --                          72
Amortization of deferred stock compensation
  (unaudited)................................         --       --           18           --          --                          18
Comprehensive Income:
  Net Income (unaudited).....................         --       --           --        1,148          --        $1,148         1,148
  Currency Translation Adjustment
    (unaudited)..............................         --       --           --           --         129           129           129
                                                                                                               ------
Comprehensive Income (unaudited).............         --       --           --           --          --        $1,277            --
                                               ---------  --------      ------      --------   ----------      ------       -------
                                                                                                               ------
Balance at March 31, 1998 (unaudited)........  7,130,487  $22,643       $  (88)      $9,468      $ (844)                    $31,179
                                               ---------  --------      ------      --------   ----------                   -------
                                               ---------  --------      ------      --------   ----------                   -------

  The accompanying notes are an integral part of these consolidated financial statements.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                               THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,           MARCH 31,
                                                             -------------------------------  --------------------
                                                               1995       1996       1997       1997       1998
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................  $   1,165  $   2,885  $   4,680  $     892  $   1,148
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization............................        132        223        706        129        284
  Deferred income taxes....................................       (143)       130       (352)        --         --
  Warrants issued for services.............................        374         --         --         --         --
  Deferred stock compensation..............................         42         75         74         19         18
  Minority interest........................................         --         --        170         --         21
  Changes in assets and liabilities, net of acquisition:
    Accounts receivable, net...............................        (40)    (1,057)    (2,396)      (157)      (441)
    Accounts receivable from related parties...............     (1,205)      (347)       449        270        (22)
    Other current assets...................................        138       (539)    (1,221)       (40)       (21)
    Other assets...........................................         24       (211)       (53)       (76)      (184)
    Accounts payable.......................................         49         24        160        167       (103)
    Accrued liabilities....................................        899      1,372        821     (1,087)       482
                                                             ---------  ---------  ---------  ---------  ---------
      Net cash provided by operating activities............      1,435      2,555      3,038        117      1,182
                                                             ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment.........................       (147)      (579)    (1,170)      (192)      (178)
Capitalized software development costs.....................         --       (209)      (613)      (141)      (230)
                                                             ---------  ---------  ---------  ---------  ---------
      Net cash used in investing activities................       (147)      (788)    (1,783)      (333)      (408)
                                                             ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from Common Stock issuances...................      6,837     17,401        482         35         72
Proceeds from exercise of options and warrants.............         78        153        163         --         --
Repurchases of Common Stock................................     (2,998)    (2,500)        --         --         --
Repayments under note obligations..........................        (73)        --       (390)        --         --
                                                             ---------  ---------  ---------  ---------  ---------
      Net cash provided by financing activities............      3,844     15,054        255         35         72
                                                             ---------  ---------  ---------  ---------  ---------
Effect of exchange rate changes on cash....................         (8)       (71)      (585)       (53)       127
                                                             ---------  ---------  ---------  ---------  ---------
Net increase in cash and cash equivalents..................      5,124     16,750        925       (234)       973
Cash and cash equivalents at beginning of period...........      1,374      6,498     23,706     23,706     24,631
                                                             ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.................  $   6,498  $  23,248  $  24,631  $  23,472  $  25,604
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest.....................................  $      10  $       6  $      33  $      11  $      --
Cash paid for income taxes.................................  $     282  $     996  $   2,300  $     785  $     112

  The accompanying notes are an integral part of these consolidated financial statements.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND BUSINESS

THE COMPANY

    Award Software International, Inc. ("Award" or the "Company") designs, develops and markets system management software for the global computing market. System management software is one of the fundamental layers in personal computer ("PC") architecture and provides an essential interface between a PC's operating system software and its hardware.

    The Company's principal system management software products include a suite of Basic Input/Output System software ("BIOS"). Award's customers include designers and manufacturers of motherboards, PC systems and other microprocessor-based (or "embedded") devices. The Company was incorporated in California, in 1983, and operates in one business segment through its headquarters facility in Mountain View, California, a branch office in Irvine, California, a wholly owned subsidiary in North Andover, Massachusetts, a branch office in Munich, Germany, a joint venture in Yokohama, Japan and a wholly owned subsidiary in Hong Kong with a branch office in Taipei, Taiwan. On October 25, 1996, the Company completed its initial public offering of Common Stock.

MERGER AND ACQUISITION

    On February 21, 1997, the Company acquired certain assets of Willows software ("Willows acquisition") for $400 cash, direct acquisition costs of $40 and the assumption of liabilities totaling $44. The purchase price was allocated based upon the estimated fair market value of identifiable tangible and intangible assets and liabilities assumed, including $289 to in-process research and development. The amount allocated to in-process research and development relates to acquired development projects that had not reached technological feasibility at the acquisition date and had no alternative future use.

    In May 1997, the Company merged with Unicore Software, Inc. ("Unicore"), a privately held company providing basic input/output software upgrades for personal computers and embedded systems. Under the terms of the Agreement and Plan of Merger and Reorganization, the Company issued 218,571 shares of Common Stock for all of the outstanding stock of Unicore in a transaction accounted for as a pooling of interests. The historical operations of Unicore were not material and, as a result, the business combination has been reported by restating the Company's consolidated financial statements to include the consolidated financial statements of Unicore effective January 1, 1997.

FORMATION OF JOINT VENTURE

    In April 1997, the Company entered into an agreement with Sun Corporation ("Sun"), a shareholder, and Axis Corporation ("Axis") to establish a majority-owned subsidiary, Award Software Japan KK ("Award Japan"). The objective of Award Japan is to market and distribute the Company's products in Japan. The Company, Sun and Axis contributed approximately $310, $95 and $95 for 62%, 19% and 19% ownership of Award Japan, respectively.

GCH ACQUISITION

    On July 2, 1993, GCH Systems, Inc. ("GCH"), an independent developer of microcomputers and application-specific integrated circuits, acquired 100 percent of Award's outstanding Common Stock for $1,905, consisting of $725 in cash and the assumption of $1,180 in liabilities. From the acquisition date

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

1. ORGANIZATION AND BUSINESS (CONTINUED) through December 30, 1994, Award operated as a wholly owned subsidiary of GCH. On December 31, 1994, Award and GCH became separate companies through a spinoff of 100 percent of Award's Common Stock on a pro rata basis to GCH shareholders. Award and GCH have certain common members on their Boards of Directors. Award and GCH, from time to time have made non-interest-bearing cash advances to each other for working capital purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of Award Software International, Inc., its wholly owned subsidiaries and the Company's 62% ownership of Award Japan. All inter-company accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company's revenues are derived primarily from software license fees and non-recurring engineering services. Software license fees are recognized upon delivery of the product, fulfillment of acceptance terms, if any, and satisfaction of any significant support obligations. The Company's normal sales terms are net 30 days and return privileges are not offered or provided to any customers. Payments received in advance of revenue recognition are recorded as deferred revenue. Engineering services revenue primarily consist of amounts charged for customization of the software and are generally recognized as the services are performed. Amounts received under engineering contracts that require software delivery are deferred until delivery and customer acceptance occur. Related parties revenues include software licenses and non-recurring engineering services to holders of the Company's Common Stock and Common Stock warrants.

    The Company does not offer separate post-contract customer support contracts, and due to the nature of the Company's product offerings, has not incurred any significant post-sale warranty or support obligations. The costs of insignificant support obligations are accrued at the time of revenue recognition. Allowances for uncollectible amounts and warranties are recorded in the same period as the related revenues based upon the Company's historical experience.

    In October 1997, the AICPA issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition," which the Company has adopted for transactions entered during the year beginning January 1, 1998. SOP 97-2 provides guidance for recognizing revenue on software transactions and supersedes SOP 97-1, "Software Revenue Recognition." In March 1998, the AICPA issued Statement of Position No. 98-4 ("SOP 98-4"), "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition." SOP 98-4 defers, for one year, the application of certain passages in SOP 97-2 which limit what is considered vendor-specific objective evidence ("VSOE") necessary to recognize

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) revenue for software licenses in multiple-element arrangements when undelivered elements exist. Additional guidance is expected to be provided prior to adoption of the deferred provision SOP 97-2. The Company will determine the impact, if any, the additional guidance will have on current revenue recognition practices when issued. Adoption of the remaining provisions of SOP 97-2 did not have a material impact on revenue recognition during the first quarter of 1998.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist principally of time deposits and money-market deposit accounts that are stated at cost, which approximates fair value.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

SOFTWARE DEVELOPMENT COSTS

    Costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred until the technological feasibility of the product or enhancement has been established. After establishing technological feasibility through the development of a working model, any additional costs incurred through the date the product is available for general release, if any, are capitalized and amortized over the estimated life, generally three years, using the greater of the amounts determined using the straight-line method or the ratio of current period product revenues over total estimated product revenues. Capitalized software development costs are included in other assets in the accompanying financial statements. Amortization of capitalized software development costs totaled $18, $22, $207, $48 and $129 for the three years ended December 31, 1995, 1996, 1997 and for the three month periods ended March 31, 1997 and 1998, respectively.

GOODWILL

    Goodwill resulting from the acquisition of Award Common Stock by GCH is included in other assets at December 31, 1997 and 1996, and is being amortized using the straight line method over five years.

INCOME TAXES

    Income taxes are accounted for using an asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes." The asset and liability approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FOREIGN CURRENCY TRANSLATION

    The Company's operations in Taiwan, Hong Kong, Japan and Germany use the local currencies as their functional currencies. Accordingly, all assets and liabilities of these entities are translated at the current exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Gains and losses resulting from foreign currency translation are recorded directly into a separate component of shareholders' equity. Foreign currency transaction gains and losses were immaterial for all periods presented.

NET INCOME PER SHARE

    Basic net income per share is computed by dividing net income available to Common Shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted average number of outstanding shares of Common Stock plus dilutive Common Stock equivalents. Common Stock equivalents consist of common stock options and warrants, using the treasury stock method based on the average stock price for the period.

COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a company from transactions, other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income, for the Company, is from foreign currency translation adjustments.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of APB No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, between the quoted market price of the Company's stock on the date of grant and the amount an employee must pay to acquire the stock.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14 and requires segment information to be reported on the basis that is used entirely for evaluating segment performance and deciding how to allocate resources to segments in quarterly and annual reports. SFAS No. 131 is effective for annual reports for fiscal years beginning after December 15, 1997, and is applicable to interim financial statements beginning with the second year of application. The Company believes that the effect of adopting the new standards will not be material to its consolidated financial statements.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The accompanying consolidated balance sheet as of March 31, 1997 and 1998 and the consolidated statements of operations and of cash flows for the three months ended March 31, 1997 and 1998 and the consolidated statement of shareholders' equity for the three months ended March 31, 1998, are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial and other data disclosed in these notes to the consolidated financial statements for these periods are also unaudited.

    Comprehensive income for the three months ended March 31, 1997 and 1998 is $832 and $1,277, respectively.

3. CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits and accounts receivable. The Company places its cash and cash equivalents in checking and market rate accounts with two major financial institutions and has not incurred any losses related to these investments.

    The Company markets its products to OEMs in the personal computer market, designers of motherboards and other microprocessor-embedded system manufacturers and, as a result, maintains individually significant receivable balances from major customers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based on the expected collectability of all accounts receivable.

    The following table summarizes the net accounts receivable from customers located in the following geographic areas:

                                                                   DECEMBER 31,
                                                               --------------------   MARCH 31,
                                                                 1996       1997        1998
                                                               ---------  ---------  -----------
                                                                                     (UNAUDITED)
United States................................................  $     327  $   2,074   $   2,335
Asia Pacific.................................................      1,669      2,100       2,147
Europe.......................................................         72         82         189
                                                               ---------  ---------  -----------
                                                               $   2,068  $   4,256   $   4,671
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

    All related party receivables are from United States customers. One customer accounted for 26.1% of accounts receivable at December 31, 1996. No customer accounted for over 10.0% of accounts receivable at December 31, 1997 and March 31, 1998.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

4. BALANCE SHEET COMPONENTS

                                                                   DECEMBER 31,
                                                               --------------------   MARCH 31,
                                                                 1996       1997        1998
                                                               ---------  ---------  -----------
                                                                                     (UNAUDITED)
ACCOUNTS RECEIVABLE:
Accounts receivable..........................................  $   2,183  $   4,345   $   4,760
Less: allowance for doubtful accounts........................       (115)       (89)        (89)
                                                               ---------  ---------  -----------
                                                               $   2,068  $   4,256   $   4,671
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------
PROPERTY AND EQUIPMENT:
Computer equipment...........................................  $     796  $   1,453       1,550
Office equipment.............................................        124        334         341
Furniture and fixtures.......................................        102        381         445
                                                               ---------  ---------  -----------
                                                                   1,022      2,168       2,336
Less accumulated depreciation................................       (339)      (801)       (966)
                                                               ---------  ---------  -----------
                                                               $     683  $   1,367   $   1,370
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------
OTHER ASSETS:
Goodwill.....................................................  $     265  $     265   $     265
Capitalized software.........................................        344      1,346       1,576
Other........................................................        263        104         310
                                                               ---------  ---------  -----------
                                                                     872      1,715       2,151
Less accumulated amortization:
  Goodwill...................................................       (186)      (239)       (252)
  Capitalized software.......................................        (70)      (277)       (406)
                                                               ---------  ---------  -----------
                                                               $     616  $   1,199   $   1,493
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------
ACCRUED LIABILITIES:
Salaries and benefits........................................  $     584  $   1,195   $   1,280
Royalties....................................................         90        543      --
Income taxes payable.........................................      1,160      1,686       1,794
Deferred revenue.............................................        615        195         429
Other........................................................        655        331         878
                                                               ---------  ---------  -----------
                                                               $   3,104  $   3,950   $   4,381
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

5. NET INCOME PER SHARE

    The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share calculations for 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998 :

                                                                               FOR THE THREE MONTHS
                                            FOR THE YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                          -----------------------------------  --------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)       1995         1996         1997       1997       1998
----------------------------------------  ---------  -------------  ---------  ---------  ---------
                                                                                   (UNAUDITED)
BASIC NET INCOME PER SHARE
Net income available to Common
  Shareholders..........................  $   1,165    $   2,885    $   4,680  $     892  $   1,148
                                          ---------       ------    ---------  ---------  ---------
                                          ---------       ------    ---------  ---------  ---------
Weighted average common shares..........      4,136        5,335        6,867      6,792      6,963
                                          ---------       ------    ---------  ---------  ---------
                                          ---------       ------    ---------  ---------  ---------
Basic net income per share..............  $    0.28    $    0.54    $    0.68  $    0.13  $    0.16
                                          ---------       ------    ---------  ---------  ---------
                                          ---------       ------    ---------  ---------  ---------
DILUTED NET INCOME PER SHARE
Net income available to Common
  Shareholders..........................  $   1,165    $   2,885    $   4,680  $     892  $   1,148
                                          ---------       ------    ---------  ---------  ---------
                                          ---------       ------    ---------  ---------  ---------
Weighted average common shares..........      4,136        5,335        6,867      6,792      6,963
Dilutive common stock equivalents.......        514          760          838        909        707
                                          ---------       ------    ---------  ---------  ---------
Weighted average common shares and
  equivalents...........................      4,650        6,095        7,705      7,701      7,670
                                          ---------       ------    ---------  ---------  ---------
                                          ---------       ------    ---------  ---------  ---------
Diluted net income per share............  $    0.25    $    0.47    $    0.61  $    0.12  $    0.15
                                          ---------       ------    ---------  ---------  ---------
                                          ---------       ------    ---------  ---------  ---------

    During 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998, options to purchase 0, 180,062, 32,699, 0 and 848,585 shares of Common Stock, respectively, were antidilutive and excluded from the dilutive net income per share calculations because the options' exercise price was greater than the average market price of the common shares.

6. SHAREHOLDERS' EQUITY

    In December 1994, in exchange for marketing services, the Company granted 80,000 Common Stock warrants with an exercise price of $1.00 per share to holders of approximately 16.1% of the Company's Common Stock at December 31, 1995. The warrants had a nominal value when granted and were exercised in November 1995.

    In October 1994, the Company granted 200,000 Common Stock warrants to a customer under a software licensing agreement. The warrants were deemed to have a nominal value on the date of grant. The warrants have an exercise price of $1.00 per share and are exercisable at any time through March 31, 1998. During the period from October 1994 through June 1995, the customer earned 45,500 of the Common Stock warrants based on purchasing volumes. In July 1995, to solidify the Company's long-term relationship with the customer, the Company issued the remaining 154,500 warrants to the customer and recorded the difference between the estimated fair market value and the exercise price of the warrants of approximately $283 as sales and marketing expense. In July 1996, 77,500 of these warrants were exercised,

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

6. SHAREHOLDERS' EQUITY (CONTINUED)
resulting in proceeds totaling $78. In March 1998, 122,500 shares of Common Stock were issued for the remaining warrants outstanding.

    In June 1995, the Company granted 20,000 Common Stock warrants with an exercise price of $1.00 per share to a holder of approximately 0.4% of the Company's Common Stock at the time of grant in exchange for marketing services. The warrants are exercisable at any time up to the later of (i) June 15, 1998 or
(ii) the six month anniversary of the closing of an initial public offering. The Company recorded the difference between the estimated fair market value and the exercise price of the warrants of approximately $36 as sales and marketing expense. The warrants were exercised in December 1995.

    In connection with the issuance of shares of Common Stock in 1995, the Company issued 123,333 Common Stock warrants with an exercise price of $1.00 per share for $0.02 per warrant. The warrants are exercisable at any time up to September 30, 2000. No proceeds were separately allocated to the warrants.

    During January and February 1996, the Company repurchased 250,000 shares of Common Stock from existing shareholders at a price of $10.00 per share.

    In connection with the issuance and sale of 570,033 shares of Common Stock in January 1996, the Company issued 272,394 Common Stock warrants with an exercise price of $12.28 per share for $0.02 per warrant. The warrants are exercisable at any time up to September 30, 2000. No proceeds were separately allocated to the warrants.

    In June 1996, the Company entered into a joint technology development and support agreement with Advanced Micro Devices, Inc. ("AMD"), to support the design and development of products related to AMD's K6 microprocessor. As part of this relationship, in July 1996, the Company sold to AMD 160,000 shares of Common Stock at a price of $12.50 per share for approximately $2,000 in cash.

    On October 25, 1996, the Company completed an initial public offering (the "Offering") of 1,250,000 shares of its Common Stock at $8.00 per share. Proceeds to the Company totaled $7,828, net of underwriting discounts and issuance costs of $2,172. Prior to the Offering, in May 1996, the Board of Directors approved an increase in the number of common shares authorized to 40,000,000, authorized 5,000,000 shares of Preferred Stock and approved a 1-for-2 reverse stock split of the Company's Common Stock. The reverse stock split was effected on August 21, 1996. All references to the number of common shares and per share amounts have been retroactively restated in the accompanying consolidated financial statements to reflect the reverse stock split.

7. EMPLOYEE BENEFIT PLANS

EQUITY INCENTIVE AND STOCK OPTION PLAN

    During 1994, the Company adopted the 1995 Stock Option Plan, under which 1,250,000 shares of common stock are reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options. Stock options are granted at prices determined by Board of Directors and generally may not be less than 100% and 85%, for incentive and nonstatutory options, respectively, of the estimated fair value of the related shares on the date of grant. Options granted under the Plan are for periods not to exceed ten years, are exercisable generally one year after date of grant and vest ratably over a maximum period of five years following the date of grant. For options expired or canceled, the stock not purchased under such options shall revert to and again become available for re-issuance under the plan. The Plan

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
provides for an unvested share repurchase option on behalf of the Company. In the event an optionee ceases to be eligible under the Plan for any reason, shares acquired on the exercise of an option which have not yet vested may be repurchased by the Company at the optionee's original cost per share. At December 31, 1997, no shares were subject to repurchase.

    On June 30, 1997, the Company registered an additional 268,446 shares of Common Stock under the 1995 Stock Option Plan for issuance to new hires and existing employees of the Company, excluding directors and executive officers of the Company.

    During 1995, the Company recorded $297 of deferred stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant related to certain options granted in 1995. The compensation expense is being recognized over the option vesting period of four years. Compensation expense recognized in 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998 aggregated $42, $75, $74, $19 and $18, respectively.

    During 1997, the Company adopted the 1997 Equity Incentive Plan, under which 700,000 shares of common stock are reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options. Stock options are granted at prices determined by the Board of Directors and generally may not be less than 110% and 85%, for incentive and nonstatutory options, respectively, of the estimated fair value of the related shares on the date of grant. Options granted under the Plan are for periods not to exceed ten years, are exercisable generally one year after date of grant and vest ratably over a maximum period of five years following the date of grant. For options expired or canceled, the stock not purchased under such options shall revert to and again become available for re-issuance under the plan. The Plan provides for an unvested share repurchase option on behalf of the Company. In the event an optionee ceases to be eligible under the Plan for any reason, shares acquired on the exercise of an option which have not yet vested may be repurchased by the Company at the optionee's original cost per share. At December 31, 1997, no shares were subject to repurchase.

    Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
SFAS No. 123, the Company's net income and earnings per share would have been further reduced to the pro forma amounts indicated below:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
Net income
  As reported....................................................  $   1,165  $   2,885  $   4,680
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
  Pro forma......................................................  $   1,155  $   2,717  $   3,475
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
Net income per share
  As reported:
    Basic........................................................  $    0.28  $    0.54  $    0.68
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
    Diluted......................................................  $    0.25  $    0.47  $    0.61
  Pro forma:
    Basic........................................................  $    0.28  $    0.51  $    0.51
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
    Diluted......................................................  $    0.25  $    0.45  $    0.48

    Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995, 1996 and 1997, respectively.

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
STOCK OPTION ASSUMPTIONS:                                                1995       1996       1997
---------------------------------------------------------------------  ---------  ---------  ---------
Stock Option Plan
  Expected dividend yield............................................       0.00%      0.00%      0.00%
  Expected stock price volatility....................................      55.00%     55.00%     60.75%
  Risk-free interest rate                                                   5.50%      6.05%      6.19%
  Expected life (years)..............................................          5          5          5
Stock Purchase Plan
  Expected dividend yield............................................         --         --       0.00%
  Expected stock price volatility....................................         --         --      60.75%
  Risk-free interest rate............................................         --         --       5.37%
  Expected life (years)..............................................         --         --        0.5

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
    A summary of the status of the Company's stock option plan as of December 31, 1995, 1996, 1997 and March 31, 1998, and changes during the periods ended on those dates is presented below:

                                                         SHARES SUBJECT TO OUTSTANDING OPTIONS
                                                         --------------------------------------
                                             OPTIONS                                 WEIGHTED-
                                            AVAILABLE                                 AVERAGE
                                               FOR       NUMBER OF     PRICE PER     EXERCISE
                                              GRANT        SHARES        SHARE         PRICE
                                           ------------  ----------  -------------  -----------
Balance at December 31, 1994.............      685,950      564,050  $        1.00   $    1.00
  Granted................................     (191,105)     191,105      1.00-6.00        2.01
  Exercised..............................           --       (7,500)          1.00        1.00
  Canceled...............................        1,500       (1,500)          1.00        1.00
                                           ------------  ----------  -------------       -----
Balance at December 31, 1995.............      496,345      746,155      1.00-6.00        1.26
  Granted................................     (329,000)     329,000     6.75-11.00        9.97
  Exercised..............................           --      (43,988)          1.00        1.00
  Canceled...............................       61,709      (61,709)    1.00-10.00        2.24
                                           ------------  ----------  -------------       -----
Balance at December 31, 1996.............      229,054      969,458     1.00-11.00        4.16
  Authorized.............................      968,446           --             --          --
  Granted................................     (904,400)     904,400     9.25-11.25       10.37
  Exercised..............................           --     (111,933)    1.00-10.00        1.46
  Canceled...............................       41,551      (41,551)    1.00-10.63        9.79
                                           ------------  ----------  -------------       -----
Balance at December 31, 1997.............      334,651    1,720,374     1.00-11.25        7.46
  Authorized (unaudited).................
  Granted (unaudited)....................     (378,700)     378,700     7.63-10.50        7.93
  Exercised (unaudited)..................                   (66,141)    1.00-10.00        1.09
  Canceled (unaudited)...................       44,049      (44,049)    1.00-10.63        9.06
                                           ------------  ----------  -------------       -----
Balance at March 31, 1998 (unaudited)....           --    1,988,884  $  1.00-11.25   $    7.57
                                           ------------  ----------  -------------       -----
                                           ------------  ----------  -------------       -----

    Options for 106,500, 345,685, 577,516 and 656,608 shares of Common Stock were exercisable at December 31, 1995, 1996, 1997 and March 31, 1998, respectively. Weighted average fair value of options granted during the year were $2.13, $2.59 and $5.98 for 1995, 1996 and 1997, respectively.

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table summarizes information about stock options outstanding at December 31, 1997:

                                          OPTIONS OUTSTANDING
                                 -------------------------------------    OPTIONS EXERCISABLE
                                               WEIGHTED-                ------------------------
                                                AVERAGE     WEIGHTED-                 WEIGHTED-
                                   NUMBER      REMAINING     AVERAGE      NUMBER       AVERAGE
                                 OUTSTANDING  CONTRACTUAL   EXERCISE    EXERCISABLE   EXERCISE
RANGE OF EXERCISE PRICES         AT 12/31/97     LIFE         PRICE     AT 12/31/97     PRICE
-------------------------------  -----------  -----------  -----------  -----------  -----------
$ 1.000-5.000..................     535,411    7.11 years   $    1.24      372,310    $    1.18
  6.000-10.250.................     581,213    9.09 years        9.60       99,317         9.45
 10.625-13.125.................     603,750    9.21 years       10.91      105,889        10.69
                                 -----------               -----------  -----------  -----------
                                  1,720,374    8.52 years   $    7.46      577,516    $    4.35
                                 -----------               -----------  -----------  -----------
                                 -----------               -----------  -----------  -----------

EMPLOYEE STOCK PURCHASE PLAN

    In May 1996, the Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 150,000 shares of Common Stock. Eligible employees may have up to 15% of their earnings withheld, to be used to purchase shares of the Common Stock on specified dates determined by the Board of Directors. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the specified purchase date. During 1997, the Company issued 72,391 shares of its Common Stock under the Purchase Plan.

401(K) PLAN

    In January 1995, the Board of Directors adopted an employee savings and retirement plan (the "401(k) Plan") covering substantially all of the Company's employees. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutory prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The Company may make contributions to the 401(k) Plan on behalf of eligible employees. The Company made no contributions to the 401(k) Plan in 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998.

8. INCOME TAXES

    Income before income taxes was subject to tax in the following jurisdictions:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
United States....................................................  $     464  $   2,108  $   1,438
Foreign..........................................................      1,493      2,399      5,344
                                                                   ---------  ---------  ---------
                                                                   $   1,957  $   4,507  $   6,782
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

8. INCOME TAXES (CONTINUED)
    The provision (benefit) for income taxes is composed of the following:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
Current:
  Federal........................................................  $     484  $     709  $   1,000
  State..........................................................         46         59         98
  Foreign........................................................        405        724      1,356
                                                                   ---------  ---------  ---------
    Total current................................................        935      1,492      2,454
                                                                   ---------  ---------  ---------
Deferred:
  Federal........................................................       (133)        95       (382)
  State..........................................................        (10)        35         30
  Foreign........................................................         --         --         --
                                                                   ---------  ---------  ---------
    Total deferred...............................................       (143)       130       (352)
                                                                   ---------  ---------  ---------
                                                                   $     792  $   1,622  $   2,102
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Significant components of the Company's deferred tax assets (liabilities) were as follows:

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1996       1997
                                                                                ---------  ---------
Deferred tax liabilities:
  Capitalized software........................................................  $     (90) $    (320)
                                                                                ---------  ---------
Deferred tax assets:
  Accrued liabilities.........................................................         79         67
  Depreciation................................................................         18         77
  Allowance for doubtful accounts.............................................         34         34
  State tax deduction.........................................................          6          2
  Tax credits.................................................................          0        478
  Other.......................................................................         84        145
                                                                                ---------  ---------
                                                                                      221        803
                                                                                ---------  ---------
Net deferred tax assets.......................................................  $     131  $     483
                                                                                ---------  ---------
                                                                                ---------  ---------

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

8. INCOME TAXES (CONTINUED)
    The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
Tax provision at the U.S. federal statutory rate of 34%..........  $     666  $   1,532  $   2,306
Foreign income taxed at different rates..........................        (77)       (80)      (486)
State and local taxes, net of federal benefit....................        117        221         69
Release of valuation allowance...................................       (117)        --         --
Nondeductible charges and accruals...............................        166         --        207
Other............................................................         37        (51)         6
                                                                   ---------  ---------  ---------
Provision for income taxes.......................................  $     792  $   1,622  $   2,102
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
Effective tax rates..............................................         40%        36%        31%
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

9. REVENUES, GEOGRAPHIC INFORMATION AND EXPORT SALES

    Revenues from customers representing 10% or more of consolidated revenues were as follows:

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                               -------------------------------  --------------------
                                                 1995       1996       1997       1997       1998
                                               ---------  ---------  ---------  ---------  ---------
                                                                                    (UNAUDITED)
Customer A...................................       13.9%        --         --         --         --
Customer B--Related party....................       13.4%      11.0%       5.4%       8.0%       7.3%

    The components of related parties revenues and costs of revenues are:

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                               -------------------------------  --------------------
                                                 1995       1996       1997       1997       1998
                                               ---------  ---------  ---------  ---------  ---------
                                                                                    (UNAUDITED)
Revenues:
  Software license fees......................  $   1,084  $   1,148  $   1,479  $     630  $     466
  Engineering services.......................        818        730         20         15         --
                                               ---------  ---------  ---------  ---------  ---------
    Total related party revenues.............  $   1,902  $   1,878  $   1,499  $     645  $     466
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  Software license fees......................  $      60  $      58  $      74  $      25  $      17
  Engineering services.......................        146        270          2          1         --
                                               ---------  ---------  ---------  ---------  ---------
    Total related party cost of revenues.....  $     206  $     328  $      76  $      26  $      17
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

9. REVENUES, GEOGRAPHIC INFORMATION AND EXPORT SALES (CONTINUED)
    The following is a summary of the Company's geographic operations:

                                                         UNITED                 ASIA
                                                         STATES     EUROPE     PACIFIC   ELIMINATIONS  CONSOLIDATED
                                                        ---------  ---------  ---------  ------------  ------------
Year ended December 31, 1995:
  Revenues from unaffiliated customers................  $   1,017  $   2,216  $   3,995   $       --    $    7,228
  Revenue from related parties........................      1,902         --         --           --         1,902
  Income from operations..............................        393         59      1,409           --         1,861
  Identifiable assets.................................      6,907        976      2,764       (1,564)        9,083
Year ended December 31, 1996:
  Revenues from unaffiliated customers................  $   2,176  $   1,195  $   8,822   $       --    $   12,193
  Revenue from related parties........................      1,878         --         --           --         1,878
  Income (loss) from operations.......................      1,651       (482)     2,792           --         3,961
  Identifiable assets.................................     23,642        728      6,498       (2,458)       28,410
Year ended December 31, 1997:
  Revenues from unaffiliated customers................  $   9,016  $     640  $  12,212   $       --    $   21,868
  Revenue from related parties........................      1,499         --         --           --         1,499
  Income (loss) from operations.......................      1,161       (604)     5,084           --         5,641
  Identifiable assets.................................     27,088        465     11,082       (4,254)       34,381

    Substantially all of the financial information for the Europe and Asia Pacific geographic areas results from the Company's operations in Germany and Taiwan, respectively.

    Export sales from the United States to international customers were as follows:

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,           MARCH 31,
                                               -------------------------------  --------------------
                                                 1995       1996       1997       1997       1998
                                               ---------  ---------  ---------  ---------  ---------
Europe, principally Germany..................  $   1,315  $   2,003  $   2,164  $     192  $     238
Asia Pacific, principally Japan..............         95        164        850         51        461
                                               ---------  ---------  ---------  ---------  ---------
                                               $   1,410  $   2,167  $   3,014  $     243  $     699
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------

10. COMMITMENTS

OPERATING LEASES

    The Company leases its office facilities in the U.S., Taiwan, Hong Kong, Japan and Germany. Future minimum payments under non-cancelable operating leases, as of December 31, 1997, were $651 and $148 for 1998 and 1999, respectively.

    Under an agreement that extends through 1998, the Company subleases office facilities in Mountain View, California with GCH and was charged rent totaling $84, $161, $362, $72 and $111 for 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998, respectively. The Company also leases office facilities in Taipei, Taiwan from GCH-Sun Systems Company Ltd., a subsidiary of GCH, and a shareholder on a month-to-month basis and was charged rent totaling $101, $225, $269, $56 and $47 for

                       AWARD SOFTWARE INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (CONTINUED)

10. COMMITMENTS (CONTINUED)
1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998, respectively. In addition, the Company leases office facilities in North Andover, Massachusetts from a realty company owned by an executive officer of the Company and was charged rent totaling $69 and $24 in 1997 and for the three months ended March 31, 1998. Management believes the terms of these transactions are no less favorable than could be obtained from unaffiliated third parties.

    Total rent expense, including amounts to related parties above, was $273, $470, $799, $165 and $233 for the years ended December 31, 1995, 1996, 1997 and for the three months ended March 31, 1997 and 1998, respectively.

11. SUBSEQUENT EVENTS (UNAUDITED)

    On April 15, 1998, the Company and Phoenix Technologies Ltd. ("Phoenix") executed a definitive merger agreement. Under the terms of the proposed transaction, all of the Company's outstanding stock will be acquired through the merger of a wholly owned subsidiary of Phoenix with and into the Company (the "Merger") pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") by and among Phoenix, its wholly owned subsidiary and the Company. Pursuant to the terms of the Reorganization Agreement, shareholders of Award will receive 1.225 shares of Phoenix common stock for each share of Award common stock. The completion of the Merger is subject to customary conditions to closing, including shareholder approval of both companies and regulatory approval, including expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The transaction is intended to be treated as a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986 and a pooling of interests for financial reporting and accounting purposes. In connection with the proposed transaction, the Company, Sun and Axis entered into an agreement on April 13, 1998, whereby the Company purchased Sun's 19% interest and Axis's 19% interest in Award Japan for an aggregate of approximately 20,000 shares of the Company's Common Stock.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                           PHOENIX TECHNOLOGIES LTD.
                        PORTLAND ACQUISITION CORPORATION
                                      AND
                       AWARD SOFTWARE INTERNATIONAL, INC.
                           DATED AS OF APRIL 15, 1998

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
ARTICLE I THE MERGER.......................................................................................        A-1
  1.1      The Merger......................................................................................        A-1
  1.2      Effective Time; Closing.........................................................................        A-2
  1.3      Effect of the Merger............................................................................        A-2
  1.4      Articles of Incorporation; Bylaws...............................................................        A-2
  1.5      Directors and Officers..........................................................................        A-2
  1.6      Effect on Capital Stock.........................................................................        A-2
  1.7      Dissenting Shares...............................................................................        A-3
  1.8      Surrender of Certificates.......................................................................        A-4
  1.9      No Further Ownership Rights in Award Common Stock...............................................        A-5
  1.10     Lost, Stolen or Destroyed Certificates..........................................................        A-5
  1.11     Tax and Accounting Consequences.................................................................        A-5
  1.12     Taking of Necessary Action; Further Action......................................................        A-5

ARTICLE II REPRESENTATIONS AND WARRANTIES OF AWARD.........................................................        A-6
  2.1      Organization of Award...........................................................................        A-6
  2.2      Award Capital Structure.........................................................................        A-6
  2.3      Obligations With Respect to Common Stock........................................................        A-6
  2.4      Authority.......................................................................................        A-7
  2.5      SEC Filings; Award Financial Statements.........................................................        A-8
  2.6      Absence of Certain Changes or Events............................................................        A-8
  2.7      Tax.............................................................................................        A-8
  2.8      Intellectual Property...........................................................................        A-9
  2.9      Compliance; Permits; Restrictions...............................................................       A-10
  2.10     Litigation......................................................................................       A-10
  2.11     Brokers' and Finders' Fees......................................................................       A-10
  2.12     Employee Matters and Benefit Plans..............................................................       A-11
  2.13     Absence of Liens and Encumbrances; Condition of Equipment.......................................       A-13
  2.14     Environmental Matters...........................................................................       A-13
  2.15     Labor Matters...................................................................................       A-14
  2.16     Agreements, Contracts and Commitments...........................................................       A-14
  2.17     Pooling of Interests............................................................................       A-15
  2.18     Change of Control Payments......................................................................       A-15
  2.19     Statements; Proxy Statement/Prospectus..........................................................       A-15
  2.20     Board Approval..................................................................................       A-16
  2.21     Fairness Opinion................................................................................       A-16
  2.22     Minute Books....................................................................................       A-16

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PHOENIX AND MERGER SUB.......................................       A-16
  3.1      Organization of Phoenix.........................................................................       A-16
  3.2      Phoenix and Merger Sub Capital Structure........................................................       A-16
  3.3      Obligations With Respect to Common Stock........................................................       A-17
  3.4      Authority.......................................................................................       A-17
  3.5      SEC Filings; Phoenix Financial Statements.......................................................       A-18
  3.6      Absence of Certain Changes or Events............................................................       A-19
  3.7      Tax Returns and Audits..........................................................................       A-19
  3.8      Intellectual Property...........................................................................       A-20
  3.9      Compliance; Permits; Restrictions...............................................................       A-20

                                                                                                               PAGE
                                                                                                             ---------
  3.10     Litigation......................................................................................       A-21
  3.11     Brokers' and Finders' Fees......................................................................       A-21
  3.12     Employee Matters and Benefit Plans..............................................................       A-21
  3.13     Absence of Liens and Encumbrances; Condition of Equipment.......................................       A-23
  3.14     Environmental Matters...........................................................................       A-23
  3.15     Labor Matters...................................................................................       A-24
  3.16     Agreements, Contracts and Commitments...........................................................       A-24
  3.17     Pooling of Interests............................................................................       A-25
  3.18     Change of Control Payments......................................................................       A-25
  3.19     Statements; Proxy Statement/Prospectus..........................................................       A-25
  3.20     Board Approval..................................................................................       A-26
  3.21     Fairness Opinion................................................................................       A-26
  3.22     Minute Books....................................................................................       A-26

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME.............................................................       A-26
  4.1      Conduct of Business.............................................................................       A-26

ARTICLE V ADDITIONAL AGREEMENTS............................................................................       A-28
  5.1      Proxy Statement/Prospectus; Registration Statement; Other Filings...............................       A-28
  5.2      Meetings of Shareholders and Stockholders.......................................................       A-29
  5.3      Access to Information; Confidentiality..........................................................       A-29
  5.4      No Solicitation.................................................................................       A-29
  5.5      Public Disclosure...............................................................................       A-32
  5.6      Legal Requirements..............................................................................       A-32
  5.7      Third Party Consents............................................................................       A-32
  5.8      FIRPTA..........................................................................................       A-32
  5.9      Notification of Certain Matters.................................................................       A-32
  5.10     Commercially Reasonable Efforts and Further Assurances..........................................       A-33
  5.11     Stock Options; Employee Stock Purchase Plan.....................................................       A-33
  5.12     Award Warrants..................................................................................       A-34
  5.13     Form S-8........................................................................................       A-34
  5.14     Indemnification and Insurance...................................................................       A-34
  5.15     Tax-Free Reorganization.........................................................................       A-35
  5.16     NMS Listing.....................................................................................       A-35
  5.17     Phoenix Affiliate Agreement.....................................................................       A-35
  5.18     Award Affiliate Agreement.......................................................................       A-35
  5.19     Regulatory Filings; Reasonable Efforts..........................................................       A-36
  5.20     Board of Directors of the Combined Company......................................................       A-36

ARTICLE VI CONDITIONS TO THE MERGER........................................................................       A-36
  6.1      Conditions to Obligations of Each Party to Effect the Merger....................................       A-36
  6.2      Additional Conditions to Obligations of Award...................................................       A-37
  6.3      Additional Conditions to the Obligations of Phoenix and Merger Sub..............................       A-38

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER..............................................................       A-38
  7.1      Termination.....................................................................................       A-38
  7.2      Notice of Termination; Effect of Termination....................................................       A-40
  7.3      Fees and Expenses...............................................................................       A-41
  7.4      Amendment.......................................................................................       A-41
  7.5      Extension; Waiver...............................................................................  A-41

                                                                                                               PAGE
                                                                                                             ---------
ARTICLE VIII GENERAL PROVISIONS............................................................................       A-41
  8.1      Non-Survival of Representations and Warranties..................................................       A-41
  8.2      Notices.........................................................................................       A-42
  8.3      Interpretation; Knowledge.......................................................................       A-42
  8.4      Counterparts....................................................................................       A-43
  8.5      Entire Agreement................................................................................       A-43
  8.6      Severability....................................................................................       A-43
  8.7      Other Remedies; Specific Performance............................................................       A-43
  8.8      Governing Law...................................................................................       A-43
  8.9      Rules of Construction...........................................................................       A-43
  8.10     Assignment......................................................................................       A-43

                               INDEX OF EXHIBITS

Exhibit AA-1     Phoenix Technologies Ltd. Voting Agreement

Exhibit AB-1     Award Software International, Inc. Voting Agreement

Exhibit AC-1     Agreement of Merger

Exhibit AD-1     Phoenix Technologies Ltd. Affiliate Agreement

Exhibit AE-1     Award Software International, Inc. Affiliate Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

    This AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT") is made and entered into as of April 15, 1998 among Phoenix Technologies Ltd., a Delaware corporation ("PHOENIX"), Portland Acquisition Corporation, a California corporation and a wholly owned subsidiary of Phoenix ("MERGER SUB"), and Award Software International, Inc., a California corporation ("AWARD").

                                    RECITALS

    A. Upon the terms and subject to the conditions of this Agreement and in accordance with the California General Corporation Law ("CALIFORNIA LAW"), Phoenix and Award will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Award (the "MERGER").

    B. The Board of Directors of Phoenix (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Phoenix and fair to, and in the best interests of, Phoenix and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Phoenix vote to approve the issuance of shares of Phoenix Common Stock (as defined below) to the shareholders of Award pursuant to the terms of the Merger.

    C. The Board of Directors of Award (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Award and fair to, and in the best interests of, Award and its shareholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the shareholders of Award approve this Agreement and approve the Merger.

    D. Concurrently with the execution of this Agreement, and as a condition and inducement to Phoenix's and Award's willingness to enter into this Agreement, the Chief Executive Officer of Phoenix and certain other affiliates of Phoenix shall enter into a Voting Agreement in substantially the form attached hereto as Exhibit A (the "PHOENIX VOTING AGREEMENTS"), and the Chief Executive Officer of Award and certain other affiliates of Award shall enter into a Voting Agreement in substantially the form attached hereto as Exhibit B (the "AWARD VOTING AGREEMENTS" and, collectively with the Phoenix Voting Agreements, the "VOTING AGREEMENTS").

    E. Phoenix, Award and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

    F. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

    G. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of California Law, Merger Sub shall be merged with and into Award, the separate corporate existence of Merger Sub shall cease and Award shall continue as the surviving corporation. Award as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

    1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing an Agreement of Merger, substantially in the form of EXHIBIT C hereto (the "AGREEMENT OF MERGER"), with the Secretary of State of the State of California in accordance with the relevant provisions of California Law (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Agreement of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and the Agreement of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Award and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Award and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4  ARTICLES OF INCORPORATION; BYLAWS.

    (a) At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation; PROVIDED, HOWEVER, that at the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Award."

    (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5 DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their successors are duly elected or appointed or qualified.

    1.6 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Award or the holders of any of the following securities:

        (a) CONVERSION OF AWARD COMMON STOCK. Each share of Common Stock, no par value, of Award (the "AWARD COMMON STOCK") issued and outstanding immediately prior to the Effective Time (other than any shares of Award Common Stock to be canceled pursuant to Section 1.6(b) and any Dissenting Shares (as defined in and to the extent provided in Section 1.7(a))) will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 1.225 (the "EXCHANGE RATIO") shares of Common Stock, par value $.001 per share, of Phoenix (the "PHOENIX COMMON STOCK") upon surrender of the certificate representing such share of Award Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10), including with respect to each whole share of Phoenix Common Stock to be received, the associated Rights (as defined in that certain Rights Agreement (the "PHOENIX RIGHTS PLAN") dated October 31, 1989 between Phoenix and the First National Bank of Boston, as Rights Agent).

        (b) CANCELLATION OF PHOENIX-OWNED STOCK. Each share of Award Common Stock held in the treasury of Award or owned by Merger Sub, Phoenix or any direct or indirect wholly owned subsidiary of Award or of Phoenix immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

        (c) STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN. At the Effective Time all options to purchase Award Common Stock then outstanding under Award's 1997 Equity Incentive Plan, 1995 Stock Option Plan and Employee Stock Purchase Plan (collectively, the "AWARD STOCK OPTION PLANS") shall be assumed by Phoenix in accordance with Section 5.11 hereof. At the Effective Time, in accordance with the terms of Award's Employee Stock Purchase Plan (the "AWARD EMPLOYEE STOCK PURCHASE PLAN"), all rights to purchase shares of Award Common Stock under the Award Employee Stock Purchase Plan shall be converted into rights to purchase a number of shares of Phoenix Common Stock as provided in the Award Employee Stock Purchase Plan (based on the Exchange Ratio), all such rights shall be assumed by Phoenix and the offering period in effect under the Award Employee Stock Purchase Plan immediately prior to the Effective Time shall not be terminated early.

        (d) WARRANTS. At the Effective Time all warrants to purchase Award Common Stock then outstanding (collectively, the "AWARD WARRANTS") shall be assumed by Phoenix in accordance with Section 5.12 hereof.

        (e) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, no par value, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, no par value, of the Surviving Corporation. Each certificate of shares of Merger Sub Common Stock shall continue to evidence ownership of such share of common stock of the Surviving Corporation.

        (f) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Phoenix Common Stock or Award Common Stock), reorganization, recapitalization or other like change with respect to Phoenix Common Stock or Award Common Stock, including, without limitation, issuance of shares of Phoenix Preferred Stock pursuant to the Phoenix Rights Plan, occurring on or after the date hereof and prior to the Effective Time.

        (g) FRACTIONAL SHARES. No fraction of a share of Phoenix Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Award Common Stock who would otherwise be entitled to a fraction of a share of Phoenix Common Stock (after aggregating all fractional shares of Phoenix Common Stock to be received by such holder) shall receive from Phoenix an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price of a share of Phoenix Common Stock on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

    1.7  DISSENTING SHARES.

    (a) Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Award Common Stock who has demanded and perfected appraisal rights for such shares in accordance with California Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("DISSENTING SHARES") shall not be converted into or represent a right to receive Phoenix Common Stock pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by California Law.

    (b) Notwithstanding the foregoing, if any holder of shares of Award Common Stock who demands appraisal of such shares under California Law shall effectively withdraw or lose (for failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Phoenix Common Stock, in accordance with Section 1.6 hereof, without interest thereon, upon surrender of the certificate representing such shares of Award Common Stock in the manner provided in Section 1.8 hereof

(or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10 hereof), including, with respect to each whole share of Phoenix Common Stock to be received, the associated Right under the Phoenix Rights Plan.

    (c) Award shall give Phoenix (i) prompt notice of any written demands for appraisal of any shares of Award Common Stock, withdrawals of such demands, and any other instruments served pursuant to California Law and received by Award which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under California Law. Award shall not, except with the prior written consent of Phoenix or as may be required by applicable law, voluntarily make any payment with respect to any demands for appraisal of Award Common Stock or offer to settle or settle any such demands. Any payments made in respect of Dissenting Shares shall be made by Award or the Surviving Corporation, as the case may be.

    1.8  SURRENDER OF CERTIFICATES.

    (a) EXCHANGE AGENT. Phoenix shall select the transfer agent for the Phoenix Common Stock or another institution reasonably satisfactory to Award, to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

    (b) PHOENIX TO PROVIDE COMMON STOCK. Promptly after the Effective Time, Phoenix shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Phoenix Common Stock issuable pursuant to
Section 1.6, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f), and any dividends or distributions to which holders of shares of Award Common Stock may be entitled pursuant to Section 1.8(d).

    (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, Phoenix shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of Award Common Stock whose shares were converted into the right to receive shares of Phoenix Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to
Section 1.6(f) and any dividends or other distributions pursuant to Section 1.8(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Phoenix may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Phoenix Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f), and any dividends or other distributions pursuant to Section 1.8(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Phoenix, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Phoenix Common Stock, payment in lieu of fractional shares which such holders have the right to receive pursuant to
Section 1.6(f), and any dividends or distributions payable pursuant to Section 1.8(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.8(d) as to the payment of dividends, to evidence the ownership of the number of full shares of Phoenix Common Stock into which such shares of Award Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.8(d).

    (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Phoenix Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificates with respect to the shares of Phoenix Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificate, the Exchange Agent shall deliver to the record holders thereof, certificates representing whole shares of Phoenix Common Stock issued in exchange therefor, along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Phoenix Common Stock.

    (e) TRANSFERS OF OWNERSHIP. If any certificates for shares of Phoenix Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Phoenix or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Phoenix Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Phoenix or any agent designated by it that such tax has been paid or is not payable.

    (f) NO LIABILITY. Notwithstanding anything to the contrary in this Section 1.8, neither the Exchange Agent, Phoenix, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Phoenix Common Stock or Award Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.9 NO FURTHER OWNERSHIP RIGHTS IN AWARD COMMON STOCK. All shares of Phoenix Common Stock issued upon the surrender for exchange of shares of Award Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(f) and 1.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Award Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Award Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    1.10 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Phoenix Common Stock, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.8(d); PROVIDED, HOWEVER, that Phoenix may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Phoenix, Award or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    1.11 TAX AND ACCOUNTING CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

    1.12 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Award and Merger Sub, the officers and directors of Award and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF AWARD

    Award represents and warrants to Phoenix and Merger Sub, except as set forth in the disclosure letter supplied by Award to Phoenix dated on or before the date hereof and certified by a duly authorized officer of Award (the "AWARD SCHEDULES"), as follows:

    2.1 ORGANIZATION OF AWARD. Award and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on Award. Award has delivered to Phoenix a true and complete list of all of Award's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and Award's equity interest therein. Award has delivered or made available a true and correct copy of the Articles of Incorporation and Bylaws of Award and similar governing instruments of its subsidiaries, each as amended to date, to counsel for Phoenix. When used in connection with Award, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Award and its subsidiaries taken as a whole.

    2.2 AWARD CAPITAL STRUCTURE. The authorized capital stock of Award consists of 40,000,000 shares of Common Stock, no par value, of which there were 6,963,862 shares issued and outstanding as of March 17, 1998 and 5,000,000 shares of Preferred Stock, no par value, of which no shares are issued or outstanding. All outstanding shares of Award Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of Award or any agreement or document to which Award is a party or by which it is bound. As of March 31, 1998, Award had reserved an aggregate of 1,988,884 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Award Stock Option Plans, under which options are outstanding for an aggregate of 1,984,233 shares. As of March 17, 1998, Award had reserved an aggregate of 518,228 shares of Common Stock for issuance pursuant to the Award Warrants. All shares of Award Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Award has delivered to Phoenix a list of each outstanding option to acquire shares of the Common Stock of Award at March 31, 1998, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have vested at such date and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicate the extent of acceleration, if any, and such list is true, correct and complete in all material respects. As of March 31, 1998, there were 74 participants in the Award Employee Stock Purchase Plan.

    2.3  OBLIGATIONS WITH RESPECT TO COMMON STOCK.  Except as set forth in
Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Award, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except for securities Award owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Award, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Award or any of its subsidiaries is a party or by which Award or any of its subsidiaries is bound obligating Award or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock, partnership interests or similar ownership interests of Award or any of its subsidiaries or obligating Award or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interests or similar ownership interests, call, right, commitment or agreement. There are no registration rights, and to the knowledge of Award there are no voting trusts, proxies or other agreements or understandings, with respect to any equity security, partnership interests or similar ownership interests of any class of Award or with respect to any equity security, partnership interests or similar ownership interests of any class of any of its subsidiaries.

    2.4  AUTHORITY.

    (a) Award has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Award, subject only to the approval of this Agreement by Award's shareholders and the filing and recordation of the Agreement of Merger pursuant to California Law. A vote of the holders of at least a majority of the outstanding shares of the Award Common Stock is required for Award's shareholders to approve and adopt this Agreement and to approve the Merger. This Agreement has been duly executed and delivered by Award and, assuming the due authorization, execution and delivery by Phoenix and Merger Sub, constitutes the valid and binding obligations of Award, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Award do not, and the performance of this Agreement by Award will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Award or the equivalent organizational documents of any of its subsidiaries,
(ii) subject to compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Award or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Award's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Award or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Award or any of its subsidiaries is a party or by which Award or any of its subsidiaries or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Award. The Award Schedules list all consents, waivers and approvals under any of Award's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if not obtained, would have a Material Adverse Effect on Award or Phoenix or have a material adverse effect on the ability of the parties to consummate the Merger.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality ("GOVERNMENTAL ENTITY") is required by or with respect to Award in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger with the Secretary of State of the State of California, (ii) the filing of the Proxy Statement (as defined in Section 2.19) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), (iii) the filing of a Current Report on Form 8-K with the SEC, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") and the securities or antitrust laws of any foreign country and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Award or Phoenix or have a material adverse effect on the ability of the parties to consummate the Merger.

    2.5  SEC FILINGS; AWARD FINANCIAL STATEMENTS.

    (a) Award has filed all forms, reports and documents required to be filed by it with the SEC since October 25, 1996. All such required forms, reports and documents (including those that Award may file subsequent to the date hereof but excluding any exhibits to such forms, reports and schedules) are referred to herein as the "AWARD SEC REPORTS." As of their respective dates, the Award SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Award SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then, as so amended or superseded, on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Award's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Award SEC Reports (the "AWARD FINANCIALS"), including any Award SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of Award and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Award contained in the Award SEC Reports as of December 31, 1997 is hereinafter referred to as the "AWARD BALANCE SHEET." Except as disclosed in the Award Financials, neither Award nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Award and its subsidiaries taken as a whole, except liabilities (i) provided for in the Award Balance Sheet, or (ii) incurred since the date of the Award Balance Sheet in the ordinary course of business consistent with past practices.

    (c) Award has heretofore furnished to Phoenix a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Award with the SEC pursuant to the Securities Act or the Exchange Act.

    2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Award Balance Sheet through the date of this Agreement, there has not been: (i) any Material Adverse Effect on Award, or (ii) any material change by Award in its accounting methods, principles or practices, except as required by concurrent changes in GAAP.

    2.7  TAXES.

    (a) DEFINITION OF TAXES. For the purposes of this Agreement, "TAX" or "TAXES" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

    (b) All federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed with any tax authority by or on behalf of the Award and each of its subsidiaries with respect to any taxable period ending on or before the Closing Date if due on or before the Closing Date (i) have been or will be filed on or before the applicable due date (including any extensions of such due date if properly obtained), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable legal requirements. All amounts shown on the Tax Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

    (c) Award's financial statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. Award and each of Award's subsidiaries will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from the date of this Agreement through the Closing Date.

    (d) Since January 1, 1995, no Tax Return of Award or any of its subsidiaries has been examined or audited by any applicable tax authority. No extension or waiver (other than the normal extension occurring by reason of an extension of time to file a Return) of the limitation period applicable to any such Returns has been granted (by Award or any other person), and no such extension or waiver has been requested from Award or any of its subsidiaries.

    (e) No claim or legal proceeding is pending or, to the best of the knowledge of the Company, has been threatened against or with respect to Award or any of its subsidiaries in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by Award or any of its subsidiaries with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Award or any of its subsidiaries and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of Award or any of its subsidiaries except liens for current Taxes not yet due and payable. None of Award or any of its subsidiaries has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of Award or any of its subsidiaries has been, and none of Award or any of its subsidiaries will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

    (f) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any Award or any of its subsidiaries that, considered individually or considered collectively with any other such agreement, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. None of Award or any of its subsidiaries is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar agreement.

    2.8  INTELLECTUAL PROPERTY.

    (a) Award and its subsidiaries own, or have the right to use, sell or license all intellectual property necessary or required for the conduct of their respective businesses as currently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "AWARD IP RIGHTS").

    (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any Award IP Rights (the "AWARD IP RIGHTS AGREEMENTS"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Award IP Rights or impair the right of Award and its subsidiaries, the Surviving Corporation or Phoenix to use, sell or license any Award IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not result in a Material Adverse Effect on Award.

    (c) (i) Neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Award or any of its subsidiaries violates any license or agreement between Award or any of its subsidiaries and any third party or infringes any intellectual property right of any other party; and (ii) there is no pending or, to the knowledge of Award, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Award IP Rights, nor has Award received any written notice asserting that any Award IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party; except, with respect to either clause (i) or
(ii), for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on Award.

    (d) Award has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Award IP Rights.

    2.9  COMPLIANCE; PERMITS; RESTRICTIONS.

    (a) Neither Award nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Award or any of its subsidiaries or by which Award or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Award or any of its subsidiaries is a party or by which Award or any of its subsidiaries or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Material Adverse Effect on Award. To the knowledge of Award, no investigation or review by any governmental or regulatory body or authority is pending or threatened against Award or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not have a Material Adverse Effect on Award.

    (b) Award and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Award and its subsidiaries taken as a whole (collectively, the "AWARD PERMITS"). Award and its subsidiaries are in compliance with the terms of Award Permits, except where the failure to so comply would not have a Material Adverse Effect on Award.

    2.10 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Award or any of its subsidiaries has received any notice of assertion, nor, to Award's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Award or any of its subsidiaries which would have a Material Adverse Effect on Award, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

    2.11 BROKERS' AND FINDERS' FEES. Except for fees payable to BancAmerica Robertson Stephens pursuant to an engagement letter dated February 18, 1998, a copy of which has been provided to Phoenix, Award has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    2.12  EMPLOYEE MATTERS AND BENEFIT PLANS.

    (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 2.12(a)(i) below (which definition shall apply only to this Section 2.12), for purposes of this Agreement, the following terms shall have the meanings set forth below:

        (i) "AFFILIATE" shall mean any other person or entity under common control with Award within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

        (ii) "AWARD EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Award or any Affiliate for the benefit of any Award Employee, or with respect to which Award or any Affiliate has or may have any liability or obligation;

       (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

        (iv) "DOL" shall mean the Department of Labor;

        (v) "AWARD EMPLOYEE" shall mean any current or former employee, consultant or director of Award or any Affiliate;

        (vi) "AWARD EMPLOYEE AGREEMENT" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement or contract or arrangement between Award or any Affiliate and any Award Employee;

       (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

      (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

        (ix) "AWARD INTERNATIONAL EMPLOYEE PLAN" shall mean each Award Employee Plan that has been adopted or maintained by Award or any Affiliate, whether informally or formally, or with respect to which Award or any Affiliate will or may have any liability, for the benefit of Award Employees who perform services outside the United States;

        (x) "IRS" shall mean the Internal Revenue Service;

        (xi) "AWARD MULTIEMPLOYER PLAN" shall mean any "Award Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

       (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

      (xiii) "AWARD PENSION PLAN" shall mean each Award Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

    (b) SCHEDULE. Schedule 2.12(b) contains an accurate and complete list of each Award Employee Plan and each Award Employee Agreement under each Award Employee Plan. Award does not have any plan or commitment to establish any new Award Employee Plan or Award Employee Agreement, to modify any Award Employee Plan or Award Employee Agreement (except to the extent required by law or to conform any such Award Employee Plan or Award Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Phoenix in writing, or as required by this Agreement), or to enter into any Award Employee Plan or Award Employee Agreement.

    (c) DOCUMENTS. Award has made available to Phoenix: (i) correct and complete copies of all documents embodying each Award Employee Plan and each Award Employee Agreement including

(without limitation) all amendments thereto and all related trust documents;
(ii) the most recent annual actuarial valuations, if any, prepared for each Award Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Award Employee Plan;
(iv) if the Award Employee Plan is funded, the most recent annual and periodic accounting of Award Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Award Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all material written agreements and contracts relating to each Award Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all written communications material to any Award Employee or Award Employees relating to any Award Employee Plan and any proposed Award Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Award; (ix) all correspondence to or from any governmental agency relating to any Award Employee Plan; (x) all COBRA forms and related notices; (xi) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Award Employee Plan; (xii) all discrimination tests for each Award Employee Plan for the most recent plan year; and (xiii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Award Employee Plan.

    (d) EMPLOYEE PLAN COMPLIANCE. Except as set forth on Schedule 2.12(d), (i) Award has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Award Employee Plan, and each Award Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Award Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Award Employee Plan; (iii) to Award's knowledge, no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Award Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Award, threatened or reasonably anticipated (other than routine claims for benefits) against any Award Employee Plan or against the assets of any Award Employee Plan; (v) each Award Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Phoenix, Merger Sub, the Surviving Corporation, Award or any of its Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Award or any Affiliates, threatened by the IRS or DOL with respect to any Award Employee Plan; and (vii) neither Award nor any Affiliate is subject to any penalty or tax with respect to any Award Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

    (e) AWARD PENSION PLAN. Neither Award nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Award Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

    (f) AWARD MULTIEMPLOYER PLANS. At no time has Award or any Affiliate contributed to or been required to contribute to any Award Multiemployer Plan.

    (g) NO POST-EMPLOYMENT OBLIGATIONS. Except as set forth in Schedule 2.12(g), no Award Employee Plan provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Award has never represented, promised or contracted (whether in oral or written form) to any Award Employee (either individually or to Award Employees as a group) or any other person that such Award Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

    (h) COBRA. Neither Award nor any Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Award Employees.

    (i)  EFFECT OF TRANSACTION.

        (i) Except as set forth on Schedule 2.12(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Award Employee Plan, Award Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Award Employee.

        (ii) Except as set forth on Schedule 2.12(i), no payment or benefit which will or may be made by Award or its Affiliates with respect to any Award Employee as a result of the transactions contemplated by this Agreement will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code (but without regard to clause (ii) thereof).

    (j) AWARD INTERNATIONAL EMPLOYEE PLAN. Neither Award nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Award International Employee Plan.

    2.13 ABSENCE OF LIENS AND ENCUMBRANCES; CONDITION OF EQUIPMENT. Award and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Award Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not have a Material Adverse Effect on Award.

    2.14  ENVIRONMENTAL MATTERS.

    (a) HAZARDOUS MATERIAL. Except as would not have a Material Adverse Effect on Award, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a "HAZARDOUS MATERIAL"), but excluding office and janitorial supplies, are present, as a result of the actions of Award or any of its subsidiaries, or, to Award's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Award or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) HAZARDOUS MATERIALS ACTIVITIES. Neither Award nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Award or any of its subsidiaries disposed of, transported, sold, used, released, exposed its employees or others to, or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) PERMITS. Award and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "AWARD ENVIRONMENTAL PERMITS") material to the conduct of Award's and its subsidiaries' Hazardous Material Activities and other businesses of Award and its subsidiaries as such activities and businesses are currently being conducted.

    (d) ENVIRONMENTAL LIABILITIES. Award has not received notice of any material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim, nor, to Award's knowledge, is any material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim threatened concerning any Award Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Award or any of its subsidiaries. Award is not aware of any fact or circumstance which could involve Award or any of its subsidiaries in any environmental litigation or impose upon Award or any of its subsidiaries any environmental liability that would have a Material Adverse Effect on Award.

    2.15 LABOR MATTERS. To Award's knowledge, there are no activities or proceedings of any labor union to organize any employees of Award or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of Award or any of its subsidiaries. Award and its subsidiaries are and have been in compliance with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law), except for any noncompliance that would not have a Material Adverse Effect on Award.

    2.16 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in the Award Schedules, neither Award nor any of its subsidiaries is a party to or is bound by:

        (a) any collective bargaining agreements;

        (b) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

        (c) any employment or consulting agreement, contract or commitment with any officer or director level employee, or member of Award's Board of Directors, other than those that are terminable by Award or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Award's or any of its subsidiaries' ability to terminate employees at will;

        (d) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (e) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Award or any of its subsidiaries and any of its officers or directors;

        (f) any agreement, contract or commitment containing any covenant limiting the freedom of Award or any of its subsidiaries to engage in any line of business or compete with any person;

        (g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $150,000 and not cancelable without penalty;

        (h) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

        (i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

        (j) any joint marketing or development agreement (excluding agreements with resellers, value added resellers or independent software vendors entered into in the ordinary course of business that do not permit such resellers or vendors to modify Award's or any of its subsidiaries' software products);

        (k) any distribution agreement (identifying any that contain exclusivity provisions); or

        (l) any other agreement, contract or commitment (excluding real and personal property leases) which involves payment by Award or any of its subsidiaries under any such agreement, contract or commitment of $150,000 or more in the aggregate and is not cancelable without penalty within thirty
    (30) days.

Neither Award nor any of its subsidiaries, nor to Award's knowledge any other party to a Award Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Award or any of its subsidiaries is a party or by which Award or any of its subsidiaries is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, an "AWARD CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Award Contract, or would permit any other party to seek damages, which would have a Material Adverse Effect on Award.

    2.17 POOLING OF INTERESTS. To the knowledge of Award, based on consultation with its independent accountants, neither Award nor any of its directors, officers, affiliates or shareholders has taken any action which would interfere with Phoenix's ability to account for the Merger as a pooling of interests.

    2.18 CHANGE OF CONTROL PAYMENTS. The Award Schedules set forth each plan or agreement pursuant to which all material amounts may become payable (whether currently or in the future) to current or former officers and directors of Award as a result of or in connection with the Merger.

    2.19 STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by Award for inclusion in the Registration Statement (as defined in Section 3.4(b)) shall not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Award for inclusion in the proxy statement/prospectus to be sent to the shareholders of Award and stockholders of Phoenix in connection with the meeting of Award's shareholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "AWARD SHAREHOLDERS' MEETING") and in connection with the meeting of Phoenix's stockholders to consider the approval (i) of an amendment to Phoenix's Certificate of Incorporation to increase its authorized share capital, and (ii) of the issuance of shares of Phoenix Common Stock by virtue of the Merger (the "PHOENIX STOCKHOLDERS' MEETING") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "PROXY STATEMENT") shall not, on the date the Proxy Statement is first mailed to Award's shareholders and Phoenix's stockholders, at the times of the Award Shareholders' Meeting and the Phoenix Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Award Shareholders' Meeting or the Phoenix Stockholders' Meeting which has become false or misleading. The Proxy

Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If, at any time prior to the Effective Time, any event relating to Award or any of its affiliates, officers or directors should be discovered by Award which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Award shall promptly inform Phoenix. Notwithstanding the foregoing, Award makes no representation or warranty with respect to any information supplied by Phoenix or Merger Sub which is contained in any of the foregoing documents.

    2.20 BOARD APPROVAL. The Board of Directors of Award has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of Award and its shareholders, and (ii) to recommend that the shareholders of Award approve and adopt this Agreement and approve the Merger.

    2.21 FAIRNESS OPINION. Award has received a written opinion from BancAmerica Robertson Stephens, dated as of the date hereof, to the effect that as of the date hereof the Exchange Ratio is fair to Award's shareholders from a financial point of view and has delivered to Phoenix a copy of such opinion for informational purposes only.

    2.22 MINUTE BOOKS. The minute books of Award made available to counsel for Phoenix are the only minute books of Award and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and shareholders or actions by written consent since the time of incorporation of Award.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PHOENIX AND MERGER SUB

    Phoenix and Merger Sub represent and warrant to Award, except as set forth in the disclosure letter supplied by Phoenix to Award on or before the date hereof and certified by a duly authorized officer of Phoenix (the "PHOENIX SCHEDULES"), as follows:

    3.1 ORGANIZATION OF PHOENIX. Phoenix and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect (as defined below) on Phoenix. Phoenix has delivered to Award a true and complete list of all of Phoenix's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and Phoenix's equity interest therein. Phoenix has delivered or made available a true and correct copy of the Certificate of Incorporation and Bylaws of Phoenix and similar governing instruments of its subsidiaries, each as amended to date, to counsel for Award. When used in connection with Phoenix, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Phoenix and its subsidiaries taken as a whole.

    3.2 PHOENIX AND MERGER SUB CAPITAL STRUCTURE. The authorized capital stock of Phoenix consists of 40,000,000 shares of Common Stock, par value $0.001 per share, of which there were 16,857,933 shares issued and outstanding as of March 31, 1998, and 500,000 shares of Preferred Stock, par value $0.10 per share, of which no shares are issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, no par value, all of which, as of the date hereof, are issued and outstanding and held by Phoenix. All outstanding shares of Phoenix Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Phoenix or any agreement or document to which Phoenix is a party or by which it is bound. As of March 31, 1998, Phoenix had reserved an aggregate of 4,894,866 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the

1994 Equity Incentive Plan, 1996 Equity Incentive Plan, 1997 Nonstatutory Stock Option Plan and 1998 Stock Plan (the "Phoenix Stock Option Plans"), under which options are outstanding for an aggregate of 4,014,396 shares. All shares of Phoenix Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Phoenix has delivered to Award a list of each outstanding option to acquire shares of the Common Stock of Phoenix at March 31, 1998, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have vested at such date and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicate the extent of acceleration, if any, and such list is true, correct and complete in all material respects. As of March 31, 1998, there were 301 participants in the Phoenix 1991 Employee Stock Purchase Plan, as amended. All of the shares of Phoenix Common Stock to be issued in the Merger will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid and nonassessable.

    3.3  OBLIGATIONS WITH RESPECT TO COMMON STOCK.  Except as set forth in
Section 3.2, and except pursuant to the Phoenix Rights Plan, there are no equity securities, partnership interests or similar ownership interests of any class of Phoenix, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Phoenix owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Phoenix, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2 and except pursuant to the Phoenix Rights Plan, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Phoenix or any of its subsidiaries is a party or by which it is bound obligating Phoenix or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock, partnership interests or similar ownership interests of Phoenix or any of its subsidiaries or obligating Phoenix or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interests or similar ownership interests, call, right, commitment or agreement. There are no registration rights and, to the knowledge of Phoenix there are no voting trusts, proxies or other agreements or understandings with respect to any equity security, partnership interests or similar interests of any class of Phoenix or with respect to any equity security, partnership interests or similar ownership interests of any class of any of its subsidiaries.

    3.4  AUTHORITY.

    (a) Each of Phoenix and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Phoenix and, in the case of this Agreement, Merger Sub, subject only to the filing and recordation of the Agreement of Merger pursuant to California Law and the approval by Phoenix's stockholders of the issuance of Phoenix Common Stock by virtue of the Merger. A vote of the holders of at least a majority of the outstanding shares of Phoenix Common Stock is required for Phoenix's stockholders to approve each of (i) the amendment of Phoenix's Certificate of Incorporation to increase its authorized share capital and (ii) the issuance of shares of Phoenix Common Stock by virtue of the Merger. This Agreement has been duly executed and delivered by each of Phoenix and Merger Sub, and, assuming the due authorization, execution and delivery by Award, constitutes the valid and binding obligations of Phoenix and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of Phoenix and Merger Sub do not, and the performance of this Agreement by each of Phoenix and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Phoenix or the Articles of Incorporation or Bylaws of Merger Sub or the equivalent organizational documents of any of Phoenix's other subsidiaries, (ii) subject to obtaining the approval of Phoenix's stockholders of the issuance of shares of Phoenix Common Stock by virtue of the Merger as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Phoenix or any of its subsidiaries (including Merger Sub) or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Phoenix's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Phoenix or any of its subsidiaries (including Merger Sub) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Phoenix or any of its subsidiaries (including Merger Sub) is a party or by which Phoenix or any of its subsidiaries or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Phoenix. The Phoenix Schedules list all consents, waivers and approvals under any of Phoenix's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if not obtained, would have a Material Adverse Effect on Award or Phoenix or have a material adverse effect on the ability of the parties to consummate the Merger.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Phoenix or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of a Form S-4 Registration Statement (the "REGISTRATION STATEMENT") with the SEC in accordance with the Securities Act,
(ii) the filing of the Agreement of Merger with the Secretary of State of the State of California, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) the filing of a Current Report on Form 8-K with the SEC, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the HSR Act and the securities or antitrust laws of any foreign country and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Phoenix or Award or have a material adverse effect on the ability of the parties to consummate the Merger.

    3.5  SEC FILINGS; PHOENIX FINANCIAL STATEMENTS.

    (a) Phoenix has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 1995. All such required forms, reports and documents (including those that Phoenix may file subsequent to the date hereof but excluding any exhibits to such forms, reports and schedules) are referred to herein as the "PHOENIX SEC REPORTS." As of their respective dates, the Phoenix SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Phoenix SEC Reports, and
(ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Phoenix's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Phoenix SEC Reports (the "PHOENIX FINANCIALS"), including any Phoenix SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (z) fairly presented the consolidated financial position of Phoenix and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Phoenix contained in Phoenix SEC Reports as of December 31, 1997 is hereinafter referred to as the "PHOENIX BALANCE SHEET." Except as disclosed in the Phoenix Financials, neither Phoenix nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Phoenix and its subsidiaries taken as a whole, except liabilities (i) provided for in the Phoenix Balance Sheet, or (ii) incurred since the date of the Phoenix Balance Sheet in the ordinary course of business consistent with past practices.

    (c) Phoenix has heretofore furnished to Award a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Phoenix with the SEC pursuant to the Securities Act or the Exchange Act.

    3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Phoenix Balance Sheet through the date of this Agreement, there has not been: (i) any Material Adverse Effect on Phoenix, or (ii) any material change by Phoenix in its accounting methods, principles or practices, except as required by concurrent changes in GAAP.

    3.7  TAX RETURNS AND AUDITS.

    (a) All Returns relating to Taxes required to be filed with any tax authority by or on behalf of the Phoenix and each of its subsidiaries with respect to any taxable period ending on or before the Closing Date if due on or before the Closing Date (i) have been or will be filed on or before the applicable due date (including any extensions of such due date if properly obtained), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable legal requirements. All amounts shown on the Tax Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

    (b) Phoenix's financial statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. Phoenix and each of Phoenix's subsidiaries will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from the date of this Agreement through the Closing Date.

    (c) Since January 1, 1995, no Tax Return of Phoenix or any of its subsidiaries has been examined or audited by any applicable tax authority. No extension or waiver (other than the normal extension occurring by reason of an extension of time to file a Return) of the limitation period applicable to any such Returns has been granted (by Phoenix or any other person), and no such extension or waiver has been requested from Phoenix or any of its subsidiaries.

    (d) No claim or legal proceeding is pending or, to the best of the knowledge of the Company, has been threatened against or with respect to Phoenix or its subsidiaries in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by Phoenix or any of its subsidiaries with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Phoenix or any of its subsidiaries and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of Phoenix or any of its subsidiaries except liens for current Taxes not yet due and payable. None of Phoenix or any of its subsidiaries has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of Phoenix or any of its subsidiaries has been, and none of Phoenix or any of its subsidiaries will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

    (e) There is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of Phoenix or any of its subsidiaries that, considered individually or considered collectively with any other such agreement, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. None of Phoenix or any of its subsidiaries is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar agreement.

    3.8  INTELLECTUAL PROPERTY.

    (a) Phoenix and its subsidiaries own, or have the right to use, sell or license all intellectual property necessary or required for the conduct of their respective businesses as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "PHOENIX IP RIGHTS").

    (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any instrument or agreement governing any Phoenix IP Rights (the "PHOENIX IP RIGHTS AGREEMENTS"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Phoenix IP Rights or impair the right of Phoenix and its subsidiaries, the Surviving Corporation or Phoenix to use, sell or license any Phoenix IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination or impairment that would not result in a Material Adverse Effect on Phoenix.

    (c) (i) neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Phoenix or any of its subsidiaries violates any license or agreement between Phoenix or any of its subsidiaries and any third party or infringes any intellectual property right of any other party; and (ii) there is no pending or, to the knowledge of Phoenix, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Phoenix IP Rights, nor has Phoenix received any written notice asserting that any Phoenix IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, except, with respect to clauses (i) and (ii), for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on Phoenix.

    (d) Phoenix has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all Phoenix IP Rights.

    3.9  COMPLIANCE; PERMITS; RESTRICTIONS.

    (a) Neither Phoenix nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Phoenix or any of its subsidiaries or by which Phoenix or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Phoenix or any of its subsidiaries is a party or by which Phoenix or any of its subsidiaries or Phoenix or any of its subsidiaries or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Material Adverse Effect on Phoenix. To the knowledge of Phoenix, no investigation or review by any governmental or regulatory body or authority is pending or threatened against Phoenix or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which would not have a Material Adverse Effect on Phoenix.

    (b) Phoenix and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of Phoenix and its subsidiaries taken as a whole (collectively, the "PHOENIX PERMITS"). Phoenix and its subsidiaries are in compliance with the terms of Phoenix Permits, except where the failure to so comply would not have a Material Adverse Effect on Phoenix.

    3.10 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Phoenix or any of its subsidiaries has received any notice of assertion nor, to Phoenix's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Phoenix or any of its subsidiaries which would have a Material Adverse Effect on Phoenix, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

    3.11 BROKERS' AND FINDERS' FEES. Except for fees payable to Broadview Associates, LLC pursuant to an engagement letter dated January 27, 1998, a copy of which has been provided to Award, Phoenix has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    3.12  EMPLOYEE MATTERS AND BENEFIT PLANS.

    (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 3.12(a)(i) below (which definition shall apply only to this Section 3.12), for purposes of this Agreement, the following terms shall have the meanings set forth below:

        (i) "AFFILIATE" shall mean any other person or entity under common control with Phoenix within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

        (ii) "PHOENIX EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Phoenix or any Affiliate for the benefit of any Employee, or with respect to which Phoenix or any Affiliate has or may have any liability or obligation;

       (iii) "PHOENIX EMPLOYEE" shall mean any current or former employee, consultant or director of Phoenix or any Affiliate;

        (iv) "PHOENIX EMPLOYEE AGREEMENT" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement or contract or arrangement between Phoenix or any Affiliate and any Employee;

        (v) "PHOENIX INTERNATIONAL EMPLOYEE PLAN" shall mean each Phoenix Employee Plan that has been adopted or maintained by Phoenix or any Affiliate, whether informally or formally, or with respect to which the Phoenix or any Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States;

        (vi) "PHOENIX MULTIEMPLOYER PLAN" shall mean any "Phoenix Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

       (vii) "PHOENIX PENSION PLAN" shall mean each Phoenix Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

    (b) SCHEDULE. Schedule 3.12(b) contains an accurate and complete list of each Phoenix Employee Plan and each Phoenix Employee Agreement under each Phoenix Employee Plan. Phoenix does not have any plan or commitment to establish any new Phoenix Employee Plan or Phoenix Employee Agreement, to modify any Phoenix Employee Plan or Phoenix Employee Agreement (except to the extent required by law or to conform any such Phoenix Employee Plan or Phoenix Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Award in writing, or as required by this Agreement), or to enter into any Phoenix Employee Plan or Phoenix Employee Agreement.

    (c) DOCUMENTS. Phoenix has made available to Award: (i) correct and complete copies of all documents embodying each Phoenix Employee Plan and each Phoenix Employee Agreement including (without limitation) all amendments thereto and all related trust documents; (ii) the most recent annual actuarial valuations, if any, prepared for each Phoenix Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Phoenix Employee Plan; (iv) if the Phoenix Employee Plan is funded, the most recent annual and periodic accounting of Phoenix Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Phoenix Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all material written agreements and contracts relating to each Phoenix Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all written communications material to any Phoenix Employee or Phoenix Employees relating to any Phoenix Employee Plan and any proposed Phoenix Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Phoenix; (ix) all correspondence to or from any governmental agency relating to any Phoenix Employee Plan; (x) all COBRA forms and related notices; (xi) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Phoenix Employee Plan;
(xii) all discrimination tests for each Phoenix Employee Plan for the most recent plan year; and (xiii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Phoenix Employee Plan.

    (d) EMPLOYEE PLAN COMPLIANCE. Except as set forth on Schedule 3.12(d), (i) Phoenix has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Phoenix Employee Plan, and each Phoenix Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Phoenix Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Phoenix Employee Plan; (iii) to Phoenix's knowledge, no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Phoenix Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Phoenix, threatened or reasonably anticipated (other than routine claims for benefits) against any Phoenix Employee Plan or against the assets of any Phoenix Employee Plan; (v) each Phoenix Employee Plan can be amended, terminated or otherwise discontinued after the

Effective Time in accordance with its terms, without liability to the Award, the Surviving Corporation, Phoenix or any of its Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Phoenix or any Affiliates, threatened by the IRS or DOL with respect to any Phoenix Employee Plan; and (vii) neither Phoenix nor any Affiliate is subject to any penalty or tax with respect to any Phoenix Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

    (e) PHOENIX PENSION PLAN. Neither Phoenix nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Phoenix Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

    (f) PHOENIX MULTIEMPLOYER PLANS. At no time has Phoenix or any Affiliate contributed to or been required to contribute to any Phoenix Multiemployer Plan.

    (g) NO POST-EMPLOYMENT OBLIGATIONS. Except as set forth in Schedule 3.12(g), no Phoenix Employee Plan provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Phoenix has never represented, promised or contracted (whether in oral or written form) to any Phoenix Employee (either individually or to Phoenix Employees as a group) or any other person that such Phoenix Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

    (h) COBRA. Neither Phoenix nor any Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Phoenix Employees.

    (i)  EFFECT OF TRANSACTION.

        (i) Except as set forth on Schedule 3.12(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Phoenix Employee Plan, Phoenix Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Phoenix Employee.

        (ii) Except as set forth on Schedule 3.12(i), no payment or benefit which will or may be made by Phoenix or its Affiliates with respect to any Phoenix Employee as a result of the transactions contemplated by this Agreement or otherwise will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code (but without regard to clause (ii) thereof).

    (j) PHOENIX INTERNATIONAL EMPLOYEE PLAN. Neither Phoenix nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Phoenix International Employee Plan.

    3.13 ABSENCE OF LIENS AND ENCUMBRANCES; CONDITION OF EQUIPMENT. Phoenix and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances, except as reflected in the Phoenix Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not have a Material Adverse Effect on Phoenix.

    3.14  ENVIRONMENTAL MATTERS.

    (a) HAZARDOUS MATERIAL. Except as would not have a Material Adverse Effect on Phoenix, no Hazardous Material, but excluding office and janitorial supplies, are present, as a result of the actions of Phoenix or any of its subsidiaries, or, to Phoenix's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Phoenix or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) HAZARDOUS MATERIALS ACTIVITIES. Except as would not have a Material Adverse Effect on Phoenix, neither Phoenix nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Phoenix or any of its subsidiaries engaged in any Hazardous Materials Activity in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) PERMITS. Phoenix and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "PHOENIX ENVIRONMENTAL PERMITS") material to the conduct of Phoenix's and its subsidiaries' Hazardous Material Activities and other businesses of Phoenix and its subsidiaries as such activities and businesses are currently being conducted.

    (d) ENVIRONMENTAL LIABILITIES. Phoenix has not received notice of any material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim, nor, to Phoenix's knowledge, is any material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim threatened concerning any Phoenix Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Phoenix or any of its subsidiaries. Phoenix is not aware of any fact or circumstance which could involve Phoenix or any of its subsidiaries in any environmental litigation or impose upon Phoenix or any of its subsidiaries any environmental liability that would have a Material Adverse Effect on Phoenix.

    3.15 LABOR MATTERS. To Phoenix's knowledge, there are no activities or proceedings of any labor union to organize any employees of Phoenix or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of Phoenix or any of its subsidiaries. Phoenix and its subsidiaries are and have been in compliance with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, ERISA, WARN or any similar state or local law), except for any noncompliance that would not have a Material Adverse Effect on Phoenix.

    3.16 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in the Phoenix Schedules, neither Phoenix nor any of its subsidiaries is a party to or is bound by:

        (a) any collective bargaining agreements;

        (b) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

        (c) any employment or consulting agreement, contract or commitment with any officer or director level employee, or member of Phoenix's Board of Directors, other than those that are terminable by Phoenix or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Phoenix's or any of its subsidiaries' ability to terminate employees at will;

        (d) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (e) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Phoenix or any of its subsidiaries and any of its officers or directors;

        (f) any agreement, contract or commitment containing any covenant limiting the freedom of Phoenix or any of its subsidiaries to engage in any line of business or compete with any person;

        (g) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $150,000 and not cancelable without penalty;

        (h) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

        (i) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

        (j) any joint marketing or development agreement (excluding agreements with resellers, value added resellers or independent software vendors entered into in the ordinary course of business that do not permit such resellers or vendors to modify Phoenix's or any of its subsidiaries' software products);

        (k) any distribution agreement (identifying any that contain exclusivity provisions); or

        (l) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Phoenix or any of its subsidiaries under any such agreement, contract or commitment of $150,000 or more in the aggregate and is not cancelable without penalty within thirty
    (30) days.

    Neither Phoenix nor any of its subsidiaries, nor to Phoenix's knowledge any other party to a Phoenix Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Phoenix is a party or by which it is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, an "PHOENIX CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Phoenix Contract, or would permit any other party to seek damages, which would have a Material Adverse Effect on Phoenix.

    3.17 POOLING OF INTERESTS. To the knowledge of Phoenix, based on consultation with its independent accountants, neither Phoenix nor any of its directors, officers or stockholders has taken any action which would interfere with Phoenix's ability to account for the Merger as a pooling of interests.

    3.18 CHANGE OF CONTROL PAYMENTS. The Phoenix Schedules set forth each plan or agreement pursuant to which all material amounts may become payable (whether currently or in the future) to current or former officers and directors of Phoenix as a result of or in connection with the Merger.

    3.19 STATEMENTS; PROXY STATEMENT/PROSPECTUS. The information supplied by Phoenix for inclusion in the Registration Statement (as defined in Section 2.4(b)) shall not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Phoenix for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Phoenix's stockholders and Award's shareholders, at the time of the Phoenix Stockholders' Meeting or Award Shareholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Phoenix Stockholders' Meeting or Award Shareholders' Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If, at any time prior to the Effective Time, any event relating to Phoenix or any of its affiliates, officers or directors should be discovered by Phoenix which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Phoenix shall promptly inform Award. Notwithstanding the foregoing, Phoenix makes no representation or warranty with respect to any information supplied by Award which is contained in any of the foregoing documents.

    3.20 BOARD APPROVAL. The Board of Directors of Phoenix has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of Phoenix and its stockholders, and (ii) to recommend that the stockholders of Phoenix approve the issuance of shares of Phoenix Common Stock by virtue of the Merger.

    3.21 FAIRNESS OPINION. Phoenix has received a written opinion from Broadview Associates LLC, dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Phoenix's stockholders from a financial point of view and has delivered to Award a copy of such opinion for informational purposes only.

    3.22 MINUTE BOOKS. The minute books of Phoenix made available to counsel for Award are the only minute books of Phoenix and contain a reasonably accurate summary, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Phoenix.

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Award (which for the purposes of this Article 4 shall include Award and each of its subsidiaries) and Phoenix (which for the purposes of this Article 4 shall include Phoenix and each of its subsidiaries) agree, except (i) in the case of Award as provided in Article 4 of the Award Schedules and in the case of Phoenix as provided in Article 4 of Phoenix Schedules, or (ii) to the extent that the other party shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In furtherance of the foregoing and subject to applicable law, Award and Phoenix agree to confer, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of business subject to the terms and provisions of that certain confidentiality agreement dated as of March 28, 1998 by and between Award and Phoenix (the "Confidentiality Agreement"). In addition, each of Award and Phoenix will promptly notify the other of any material event involving its business or operations subject to the terms and provisions of the Confidentiality Agreement. Furthermore, Award and Phoenix agree that, during the period prior to the Effective Time, they will exchange monthly summary financial data and that their respective senior management groups will participate in informational meetings on a monthly basis, at such time and place as shall be mutually agreeable subject to the terms and provisions of the Confidentiality Agreement. No information or knowledge obtained in any investigation will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    In addition, except as permitted by the terms of this Agreement, and except in the case of Award as provided in Article 4 of the Award Schedules and in the case of Phoenix in connection with the Phoenix Rights Plan or as provided in
Article 4 of Phoenix Schedules, without the prior written consent of the other, neither Award nor Phoenix shall do any of the following, and neither Award nor Phoenix shall permit its subsidiaries to do any of the following:

        (a) Waive any stock repurchase rights; accelerate, amend or change the period of exercisability of options or restricted stock; or reprice options granted under any employee, consultant or director stock plans; or authorize cash payments in exchange for any options granted under any of such plans;

        (b) Enter into any material partnership arrangements, joint development agreements or strategic alliances, agreements to create standards or agreements with "Standards" bodies;

        (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

        (d) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Award IP Rights or Phoenix IP Rights, as the case may be other than in the ordinary course of business, or enter into grants to future patent rights, other than in the ordinary course of business;

        (e) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than pursuant to the Phoenix Rights Plan;

        (f) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan or agreement existing on the date hereof, and other than pursuant to the Phoenix Rights Plan;

        (g) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire and shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) shares of Award Common Stock or Phoenix Common Stock, as the case may be, issued pursuant to the exercise of stock options or warrants therefor outstanding as of the date of this Agreement, (ii) options to purchase shares of Award Common Stock or Phoenix Common Stock, as the case may be, to be granted at fair market value in the ordinary course of business, consistent with past practice and in accordance with stock option plans existing on the date hereof, (iii) shares of Award Common Stock or Phoenix Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause (ii), (iv) shares of Award Common Stock or Phoenix Common Stock, as the case may be, issuable to participants in the Phoenix 1991 Employee Stock Purchase Plan or the Award Employee Stock Purchase Plan consistent with past practice and the terms thereof, and (v) shares of Phoenix Preferred Stock pursuant to the Phoenix Rights Plan;

        (h) Cause, permit or propose any amendments to any charter document or bylaw (or similar governing instruments of any subsidiaries);

        (i) Except as set forth on the Award Schedules or Phoenix Schedules, as the case may be, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Award or Phoenix, as the case may be, or enter into any joint ventures, strategic partnerships or alliances;

        (j) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Award or Phoenix, as the case may be, except in the ordinary course of business consistent with past practice;

        (k) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Award or Phoenix, as the case may be, or guarantee any debt securities of others;

        (l) Adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

        (m) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

        (n) Make any grant of exclusive rights to any third party;

        (o) Take any action that would be reasonably likely to interfere with Phoenix's ability to account for the Merger as a pooling of interests; or

        (p) Agree in writing or otherwise to take any of the actions described in Article 4 (a) through (o) above.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER FILINGS. As promptly as practicable after the execution of this Agreement, Award and Phoenix will prepare and file with the SEC the Proxy Statement, and Phoenix will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Award and Phoenix will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Proxy Statement to be mailed to its respective shareholders or stockholders, as the case may be, at the earliest practicable time. As promptly as practicable after the date of this Agreement, Award and Phoenix will prepare and file any other filings required under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Award and Phoenix will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing. The Proxy Statement, the Registration Statement and the Other Filings will comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, Phoenix or Award, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or any other government entity, and/or mailing to the shareholders of Award and/or the stockholders of Phoenix, such amendment or supplement. The Proxy Statement will include the recommendation of the Board of Directors of Award in favor of adoption and approval of this Agreement and approval of the Merger. In addition, the Proxy Statement will include the recommendation of the Board of Directors of Phoenix in favor of the issuance of shares of Phoenix Common Stock by virtue of the Merger.

    5.2 MEETINGS OF SHAREHOLDERS AND STOCKHOLDERS. Promptly after the date hereof, Award will take all action necessary in accordance with California Law and its Articles of Incorporation and Bylaws to convene the Award Shareholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement. Award will consult with Phoenix and use its commercially reasonable efforts to hold the Award Shareholders' Meeting on the same day as the Phoenix Stockholders' Meeting. Promptly after the date hereof, Phoenix will take all action necessary in accordance with the Delaware General Corporation Law and its Certificate of Incorporation and Bylaws to convene the Phoenix Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon the issuance of shares of Phoenix Common Stock by virtue of the Merger. Phoenix will consult with Award and will use its commercially reasonable efforts to hold the Phoenix Stockholders' Meeting on the same day as the Award Shareholders' Meeting. Award will use its best efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the National Association of Securities Dealers, Inc. or California Law. Phoenix will use its best efforts to solicit from its stockholders proxies in favor of the issuance of shares of Phoenix Common Stock by virtue of the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the Rules of the National Association of Securities Dealers, Inc. or the Delaware General Corporation Law to obtain such approvals.

    5.3  ACCESS TO INFORMATION; CONFIDENTIALITY.

    (a) Subject to the Confidentiality Agreement and that certain Joint Defense Agreement, dated as of April 6, 1998, by and between counsel for Award and counsel for Phoenix (the "Joint Defense Agreement"), each party will afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the other party during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    (b) The parties acknowledge that Award and Phoenix have previously executed the Confidentiality Agreement and Joint Defense Agreement, which Confidentiality Agreement and Joint Defense Agreement will continue in full force and effect in accordance with their terms.

    5.4  NO SOLICITATION.

    (a)  RESTRICTIONS ON AWARD.

        (i) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, Award and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of any proposals or offers by any person, entity or group (other than Phoenix and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Award or any of its subsidiaries to, or afford any access to the properties, books or records of Award or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Phoenix and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to Award. For the purposes of this Agreement, an "ACQUISITION PROPOSAL" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or permitted under the terms of this Agreement), (ii) sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Award will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Award will (i) notify Phoenix as promptly as practicable if any inquiry or proposal is made or any information or access is requested in writing in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable provide Phoenix with a copy of any such inquiry, proposal or Acquisition Proposal (or a detailed summary thereof if such inquiry, proposal or Acquisition Proposal is not in writing). In addition, subject to the other provisions of this Section 5.4(a), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, Award and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Phoenix); PROVIDED, HOWEVER, that nothing herein shall prohibit Award's Board of Directors from taking and disclosing to Award's shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

        (ii) Notwithstanding the provisions of paragraph (a)(i) above, prior to the approval of this Agreement by the shareholders of Award at the Award Shareholders' Meeting, Award may, to the extent the Board of Directors of Award determines, in good faith, after consultation with outside legal counsel, that failure to do so would create a substantial risk of liability for breach of the Board's fiduciary duties under applicable law, participate in discussions or negotiations with, and, subject to the requirements of paragraph (a)(iii) below, furnish information to, any person, entity or group after such person, entity or group has delivered to Award in writing an unsolicited bona fide Acquisition Proposal which the Board of Directors of Award in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the shareholders of Award from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of Award (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (an "AWARD SUPERIOR PROPOSAL"). As promptly as practicable, Award will provide Phoenix with a copy of any such Award Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing). In addition, notwithstanding the provisions of paragraph (a)(i) above, in connection with a possible Acquisition Proposal, Award may refer any third party to this
    Section 5.4(a) or make a copy of this Section 5.4(a) available to a third party. In the event Award receives a Award Superior Proposal, nothing contained in this Agreement (but subject to the terms hereof) will prevent the Board of Directors of Award from approving such Award Superior Proposal or recommending such Award Superior Proposal to Award's shareholders, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board of Directors of Award may withdraw, modify or refrain from making its recommendations set forth in Section 5.1; PROVIDED, HOWEVER, that Award shall not accept or recommend to its shareholders, or enter into any agreement concerning, an Award Superior Proposal for a period of not less than 48 hours after Phoenix's receipt of a copy of such Award Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing), and provided further, that nothing contained in this Section shall limit Award's obligation to hold and convene the Award Shareholders' Meeting (regardless of whether the recommendations of the Board of Directors of Award shall have been withdrawn, modified or not yet made).

       (iii) Notwithstanding anything to the contrary in this paragraph (a), Award will not provide any non-public information to a third party unless:
    (x) Award provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (y) such non-public information is substantially the same information previously delivered to Phoenix.

    (b)  RESTRICTIONS ON PHOENIX.

        (i) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, Phoenix and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than Award and its affiliates, agents and representatives), or
    (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Phoenix or any of its subsidiaries to, or afford any access to the properties, books or records of Phoenix or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Award and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to Phoenix. Phoenix will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Phoenix will (i) notify Award as promptly as practicable if any inquiry or proposal is made or any information or access is requested in writing in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable provide Award with a copy of any such inquiry, proposal or Acquisition Proposal. In addition, subject to the other provisions of this Section 5.4(b), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, Phoenix and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Award); PROVIDED, HOWEVER, that nothing herein shall prohibit Phoenix's Board of Directors from taking and disclosing to Phoenix's shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

        (ii) Notwithstanding the provisions of paragraph (a)(i) above, prior to the approval of this Agreement by the stockholders of Phoenix at the Phoenix Stockholders' Meeting, Phoenix may, to the extent the Board of Directors of Phoenix determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (a)(iii), below, furnish information to any person, entity or group after such person, entity or group has delivered to Phoenix in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of Phoenix in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of Phoenix from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of Phoenix (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (a "PHOENIX SUPERIOR PROPOSAL"). As promptly as practicable, Phoenix will provide Award with a copy of any such Phoenix Superior Proposal. In addition, notwithstanding the provisions of paragraph (b)(i) above, in connection with a possible Acquisition Proposal, Phoenix may refer any third party to this Section 5.4(b) or make a copy of this Section 5.4(b) available to a third party. In the event Phoenix receives a Phoenix Superior Proposal, nothing contained in this Agreement (but subject to the terms hereof) will prevent the Board of Directors of Phoenix from approving such Phoenix Superior Proposal or recommending such Phoenix Superior Proposal to Phoenix's stockholders, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board of Directors of Phoenix may withdraw, modify or refrain from making its recommendations set forth in Section 5.1; PROVIDED, HOWEVER, that Phoenix shall not accept or recommend to its shareholders, or enter into any agreement concerning, a Phoenix Superior Proposal for a period of not less than 48 hours after Award's receipt of a copy of such Phoenix Superior Proposal (or a description of the significant terms and conditions thereof, if not in writing), and provided further, that nothing contained in this Section shall limit Phoenix's obligation to hold and convene the Phoenix Stockholders' Meeting (regardless of whether the recommendations of the Board of Directors of Phoenix shall have been withdrawn, modified or not yet made).

       (iii) Notwithstanding anything to the contrary in paragraph (a), Phoenix will not provide any non-public information to a third party unless: (x) Phoenix provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (y) such non-public information is substantially the same information previously delivered to Award.

    5.5 PUBLIC DISCLOSURE. Phoenix and Award will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq Stock Market. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

    5.6 LEGAL REQUIREMENTS. Each of Phoenix, Merger Sub and Award will take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. Phoenix will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Phoenix Common Stock pursuant hereto. Award will use its commercially reasonable efforts to assist Phoenix as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Phoenix Common Stock pursuant hereto.

    5.7 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Phoenix and Award will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    5.8 FIRPTA. At or prior to the Closing, Award, if requested by Phoenix, shall deliver to the IRS a notice that the Award Capital Stock is not a "U.S. Real Property Interest" as defined and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

    5.9 NOTIFICATION OF CERTAIN MATTERS. Subject to the terms and provisions of the Confidentiality Agreement, Phoenix and Merger Sub will give prompt notice to Award, and Award will give prompt notice to Phoenix, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of Phoenix and Merger Sub or Award, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    5.10 COMMERCIALLY REASONABLE EFFORTS AND FURTHER ASSURANCES. Subject to the respective rights and obligations of Phoenix and Award under this Agreement, each of the parties to this Agreement will use its commercially reasonable efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, the respective rights and obligations of Phoenix and Award to obtain regulatory approval under the HSR Act shall be governed exclusively by Section 5.18 below.

    5.11  STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN.

    (a) At the Effective Time, each outstanding option to purchase shares of Award Common Stock (each a "AWARD STOCK OPTION") under the Award Stock Option Plans, whether or not exercisable, will be assumed by Phoenix. Each Award Stock Option so assumed by Phoenix under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Award Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each Award Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Phoenix Common Stock equal to the product of the number of shares of Award Common Stock that were issuable upon exercise of such Award Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Phoenix Common Stock, and (ii) the per share exercise price for the shares of Phoenix Common Stock issuable upon exercise of such assumed Award Stock Option will be equal to the quotient determined by dividing the exercise price per share of Award Common Stock at which such Award Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Phoenix will issue to each holder of an outstanding Award Stock Option a notice describing the foregoing assumption of such Award Stock Option by Phoenix.

    (b) It is the intention of the parties that Award Stock Options assumed by Phoenix qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Award Stock Options qualified as incentive stock options immediately prior to the Effective Time. Notwithstanding anything contained in Section 1.6(c) or Section 5.11 hereof, or any other provision of this Agreement, the exercise price, the number of shares purchasable and the terms and conditions applicable to any adjustments to the Award Employee Stock Purchase Plan and any employee stock purchase plan maintained by Phoenix shall be determined so as to comply with Sections 423 and 424 of the Code and the regulations promulgated thereunder (specifically the provisions of Code Section 424(a) and 424(h)(3)(A) and Treasury Regulation
Section 1.425-1) such that Phoenix's assumption of options granted under the Award Employee Stock Purchase Plan by reason of the Merger shall not constitute a "modification."

    (c) Phoenix will reserve sufficient shares of Phoenix Common Stock for issuance under Section 5.11(a) and under Section 1.6(c) hereof. Phoenix has authorized and will keep reserved at all times, sufficient shares of Phoenix's Preferred Stock issuable pursuant to the Phoenix Rights Plan for issuance under Sections 1.6(d) and (f) hereof.

    5.12  AWARD WARRANTS.

    (a) At the Effective Time, each outstanding Award Warrant, whether or not exercisable, will be assumed by Phoenix. Each Award Warrant so assumed by Phoenix under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Award Warrant immediately prior to the Effective Time, except that (i) each Award Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Phoenix Common Stock equal to the product of the number of shares of Award Common Stock that were issuable upon exercise of such Award Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Phoenix Common Stock, and (ii) the per share exercise price for the shares of Phoenix Common Stock issuable upon exercise of such assumed Award Warrant will be equal to the quotient determined by dividing the exercise price per share of Award Common Stock at which such Award Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Phoenix will issue to each holder of an outstanding Award Warrant a notice describing the foregoing assumption of such Award Warrant by Phoenix.

    (b) Phoenix will reserve sufficient shares of Phoenix Common Stock for issuance under Section 5.12(a) and under Section 1.6(d) hereof.

    5.13 FORM S-8. Phoenix agrees to file a registration statement on Form S-8 for the shares of Phoenix Common Stock issuable with respect to assumed Award Stock Options and the Award Employee Stock Purchase Plan promptly after the Closing Date.

    5.14  INDEMNIFICATION AND INSURANCE.

    (a) From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of Award pursuant to any indemnification agreements between Award and its directors and officers existing prior to the date hereof. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the Articles of Incorporation and Bylaws of Award, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Award, unless such modification is required by law.

    (b) After the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or Bylaws, indemnify and hold harmless, each present director or officer of Award (collectively, the "INDEMNIFIED PARTIES") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of Award arising out of or pertaining to the transactions contemplated by this Agreement for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation and Phoenix, (ii) after the Effective Time, the Surviving Corporation will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) the Surviving Corporation will cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither Phoenix, the Surviving Corporation nor any Indemnified Party will be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and PROVIDED, FURTHER, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

    (c) For a period of six years after the Effective Time, Phoenix will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Award's directors' and officers' liability insurance policy on terms comparable to those applicable to the then current directors and officers of Phoenix; PROVIDED, HOWEVER, that in no event will Phoenix or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by Award for such coverage or such coverage as is available for such 200% of the annual premium.

    (d) This Section 5.13 will survive the consummation of the Merger at the Effective Time, is intended to benefit Award, the Surviving Corporation and the Indemnified Parties, and will be binding on all successors and assigns of the Surviving Corporation.

    (e) Phoenix and the Surviving Corporation jointly and severally agree to pay all expenses, including attorney's fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this
Section 5.13.

    5.15 TAX-FREE REORGANIZATION. At least two days prior to the effectiveness of the Registration Statement, Phoenix and Award shall execute and deliver to Cooley Godward LLP and to Wilson Sonsini Goodrich & Rosati, Professional Corporation tax representation letters as requested by such counsel for the purposes of rendering the opinions referred to in Section 6.1(d). Neither Phoenix nor Award will take any action which would cause the Merger to fail to be treated as a reorganization within the meaning of Section 368 of the Code.

    5.16 NMS LISTING. Phoenix agrees to authorize for listing on the Nasdaq National Market the shares of Phoenix Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.17 PHOENIX AFFILIATE AGREEMENT. Set forth on Phoenix Schedules is a list of those persons who may be deemed to be, in Phoenix's reasonable judgment, affiliates of Phoenix within the meaning of Rule 145 promulgated under the Securities Act (a "PHOENIX AFFILIATE"). Phoenix will provide Award with such information and documents as Award reasonably requests for purposes of reviewing such list. Phoenix will use its commercially reasonable efforts to deliver or cause to be delivered to Award, as promptly as practicable on or following the date hereof, from each Phoenix Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT D, each of which will be in full force and effect as of the Effective Time.

    5.18 AWARD AFFILIATE AGREEMENT. Set forth on the Award Schedules is a list of those persons who may be deemed to be, in Award's reasonable judgment, affiliates of Award within the meaning of Rule 145 promulgated under the Securities Act (a "AWARD AFFILIATE"). Award will provide Phoenix with such information and documents as Phoenix reasonably requests for purposes of reviewing such list. Award will use its commercially reasonable efforts to deliver or cause to be delivered to Phoenix, as promptly as practicable on or following the date hereof, from each Award Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT E (the "AWARD AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Phoenix will be entitled to place appropriate legends on the certificates evidencing any Phoenix Common Stock to be received by a Award Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Phoenix Common Stock, consistent with the terms of the Award Affiliates Agreement.

    5.19 REGULATORY FILINGS; REASONABLE EFFORTS. As soon as practicable after the date of this Agreement, Award and Phoenix shall each file all requisite documents and notifications in connection with the Merger required to be filed pursuant to the HSR Act and comparable merger notification laws or regulations of other jurisdictions, foreign or domestic. Thereafter, Phoenix and Award will make or cause to be made all such other filings and submissions under the HSR Act and the merger control laws and regulations applicable to Award and Phoenix for the consummation of the Merger. Subject to agreed confidentiality restrictions, Award and Phoenix will coordinate and cooperate with one another in exchanging such information, promptly notifying one another upon the receipt of any demand, request or other communication from an agency or jurisdiction reviewing the Merger, and rendering such reasonable assistance as the other may request in connection with the foregoing. Notwithstanding anything to the contrary contained in this Section 5.19, the parties agree that, in response to any action taken or threatened to be taken by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, neither party shall be required to sell, license or otherwise dispose of, hold separate or otherwise divest itself of any Shares or any material portion of the business or assets of the respective companies or any of their affiliates or subsidiaries.

    5.20 BOARD OF DIRECTORS OF THE COMBINED COMPANY. The Board of Directors of Phoenix will take all actions necessary to cause the Board of Directors of Phoenix, immediately after the Effective Time, to consist of six (6) persons, four (4) of whom shall have served on the Board of Directors of Phoenix immediately prior to the Effective Time, and two of whom shall have served on the Board of Directors of Award immediately prior to the Effective Time (including George C. Huang). The two designees of Award shall be designated Class I directors. If, prior to the Effective Time, any of the Award designees shall decline or be unable to serve as a Phoenix director, Award shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to Phoenix.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) STOCKHOLDER AND SHAREHOLDER APPROVAL. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by the shareholders of Award; and the issuance of shares of Phoenix Common Stock by virtue of the Merger shall have been duly approved by the requisite vote under applicable law and the rules of the National Association of Securities Dealers, Inc. by the stockholders of Phoenix.

        (b) REGISTRATION STATEMENT EFFECTIVE. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

        (c) NO ORDER; HSR ACT. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early.

        (d) TAX OPINIONS. Phoenix and Award shall each have received substantially identical written opinions from their counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation and Cooley Godward LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

    provided, however, that if such counsel does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if counsel to Award or Phoenix, as the case may be, renders such opinion. In rendering such opinions, counsel may rely on any representations provided by Phoenix and Award pursuant to Section 5.15.

        (e) NASDAQ LISTING. The shares of Phoenix Common Stock issuable to stockholders of Award pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

        (f) OPINION OF ACCOUNTANTS. Phoenix shall have received a letter from Ernst & Young LLP dated within two (2) business days prior to the Effective Time, regarding that firm's concurrence with Phoenix's management's conclusion as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

        (g) OPINION OF ACCOUNTANTS. Award shall have received a letter from Price Waterhouse LLP, dated within two (2) business days prior to the Effective Time, addressed to Award, reasonably satisfactory in form and substance to Award, to the effect that, after reasonable investigation, Price Waterhouse LLP is not aware of any fact concerning Award or any of Award's shareholders or affiliates that could preclude Phoenix from accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16; provided, however, that if Price Waterhouse LLP does not render such opinion or withdraws or modifies such opinion, this condition may, at Phoenix's option, nonetheless be deemed to be satisfied if Ernst & Young LLP renders the opinion described in Section 6.1(f).

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF AWARD. The obligations of Award to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Award:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Phoenix and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time (without regard to any updates to the Phoenix Disclosure Schedules, unless otherwise agreed by Award), except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, (i) primarily result from or relate to (x) the announcement or pendency of the Merger, (y) conditions affecting the general global economy or regional economy in which Phoenix operates its business, or (z) conditions affecting the system level software industry as a whole, or (ii) would not have a Material Adverse Effect on Phoenix (provided that any determination with regard to a Material Adverse Effect on Phoenix shall be made without regard to any materiality qualification or particular dollar threshold in any particular representation); and Award shall have received a certificate to such effect signed on behalf of Phoenix by the President and the Chief Financial Officer of Phoenix.

        (b) AGREEMENTS AND COVENANTS. Phoenix and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Award shall have received a certificate to such effect signed on behalf of Phoenix by the President and the Chief Financial Officer of Phoenix.

        (c) MATERIAL ADVERSE EFFECT. No Material Adverse Effect with respect to Phoenix shall have occurred since the date of this Agreement (except for those changes, events and effects that primarily result from or relate to
    (i) the announcement or pendency of the Merger, (ii) conditions affecting the general global economy or regional economy in which Phoenix operates its business, or (iii) conditions affecting the system level software industry as a whole).

    6.3  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PHOENIX AND MERGER
SUB. The obligations of Phoenix and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Phoenix:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Award contained in this Agreement shall be true and correct on and as of the Effective Time (without regard to any updates to the Award Disclosure Schedules, unless otherwise agreed by Phoenix), except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases where the failure to be so true and correct, (i) primarily result from or relate to (x) the announcement or pendency of the Merger, (y) conditions affecting the general global economy or regional economy in which Award operates its business, or (z) conditions affecting the system level software industry as a whole, or (ii) would not have a Material Adverse Effect on Award (provided that any determination with regard to a Material Adverse Effect on Award shall be made without regard to any materiality qualification or particular dollar threshold in any particular representation); and Phoenix shall have received a certificate to such effect signed on behalf of Award by the President and the Chief Financial Officer of Award.

        (b) AGREEMENTS AND COVENANTS. Award shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Phoenix shall have received a certificate to such effect signed on behalf of Award by the President and the Chief Financial Officer of Award.

        (c) MATERIAL ADVERSE EFFECT. No Material Adverse Effect with respect to Award shall have occurred since the date of this Agreement (except for those changes, events and effects that primarily result from or relate to
    (i) the announcement or pendency of the Merger, (ii) conditions affecting the general global economy or regional economy in which Award operates its business, or (iii) conditions affecting the system level software industry as a whole.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the shareholders of Award or the approval of the issuance of Phoenix Common Stock in connection with the Merger by the stockholders of Phoenix:

        (a) by mutual written consent duly authorized by the Boards of Directors of Phoenix and Award;

        (b) by either Award or Phoenix if the Merger shall not have been consummated by September 30, 1998; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a willful and material breach of this Agreement;

        (c) by either Award or Phoenix if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (an "ORDER"), having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order is final and nonappealable;

        (d) by either Award or Phoenix if (i) the Award Shareholders' Meeting shall have been held (either on the date for which such meeting was originally scheduled or pursuant to any permissible adjournment or postponement) and (ii) this Agreement and the Merger shall not have been adopted and approved at such meeting by the required approvals of the shareholders of Award (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Award where the failure to obtain Award shareholder approval shall have been caused by the action or failure to act of Award and such action or failure to act constitutes a material breach by Award of this Agreement);

        (e) by either Award or Phoenix if (i) the Phoenix Stockholders' Meeting shall have been held (either on the date for which such meeting was originally scheduled or pursuant to any permissible adjournment or postponement) and (ii) the issuance of the shares of Common Stock of Phoenix by virtue of the Merger shall not have been approved at such meeting by the required approvals of the stockholders of Phoenix (provided that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Phoenix where the failure to obtain Phoenix stockholder approval shall have been caused by the action or failure to act of Phoenix and such action or failure to act constitutes a material breach by Phoenix of this Agreement);

        (f) by Phoenix or Award (at any time prior to the adoption and approval of this Agreement and the Merger by required approvals of the shareholders of Award) if: (i) the Board of Directors of Award shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Phoenix its recommendation without dissenting vote in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Award shall have failed to include in the Proxy Statement the recommendation without dissenting vote of the Board of Directors of Award in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the Board of Directors of Award fails to reaffirm its recommendation without dissenting vote in favor of the adoption and approval of the Agreement and the approval of the Merger within ten (10) business days after Phoenix requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal with respect to Award; (iv) the Board of Directors of Award shall have approved or publicly recommended any Acquisition Proposal with respect to Award; (v) Award shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal with respect to Award; or (vi) a tender or exchange offer relating to securities of Award shall have been commenced by a person unaffiliated with Phoenix, and Award shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Award recommends rejection of such tender or exchange offer;

        (g) by Phoenix or Award (at any time prior to the adoption and approval of this Agreement and the Merger by required approvals of the shareholders of Award) if: (i) the Board of Directors of Phoenix shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Award its recommendation without dissenting vote in favor of, the issuance of the shares of Common Stock of Phoenix by virtue of the Merger; (ii) Phoenix shall have failed to include in the Proxy Statement the recommendation without dissenting vote of the Board of Directors of Award in favor of the issuance of the shares of Common Stock of Phoenix by virtue of the Merger; (iii) the Board of Directors of Phoenix fails to reaffirm its recommendation without dissenting vote in favor of the issuance of the shares of Common Stock of Phoenix by virtue of the Merger within ten (10) business days after Award requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal with respect to Phoenix; (iv) the Board of Directors of Phoenix shall have approved or publicly recommended any Acquisition Proposal with respect to Phoenix; (v) Phoenix shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal with respect to Phoenix; or (vi) a tender or exchange offer relating to securities of Phoenix shall have been commenced by a person unaffiliated with Award, and Phoenix shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Phoenix recommends rejection of such tender or exchange offer;

        (h) by Phoenix if any of Award's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of Award's covenants contained in this Agreement shall have been breached, in either case such that the conditions set forth in
    Section 6.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if an inaccuracy in Award's representations and warranties or a breach of a covenant by Award is curable by Award prior to or during the 30-day period commencing upon delivery by Phoenix of written notice to Award describing such breach or inaccuracy and Award is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Phoenix may not terminate this Agreement under this Section 7.1(h) on account of such inaccuracy or breach; or

        (i) by Award if any of Phoenix's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of Phoenix's covenants contained in this Agreement shall have been breached, in either case such that the conditions set forth in Section 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if an inaccuracy in Phoenix's representations and warranties or a breach of a covenant by Phoenix is curable by Phoenix prior to or during the 30-day period commencing upon delivery by Award of written notice to Phoenix describing such breach or inaccuracy and Phoenix is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Award may not terminate this Agreement under this Section 7.1(i) on account of such inaccuracy or breach.

        (j) by either Phoenix or Award upon written notice to the other party, if, at any time prior to the Registration Statement being declared effective, Ernst & Young LLP shall have indicated in writing to Phoenix that it is unable to render the opinion reasonably required by Section 6.1(f) and that it cannot reasonably be anticipated that it will be able to render such opinion within thirty (30) days of the date of such writing; provided, however, that, in the event Ernst & Young LLP is unable to render such opinion as a result of a breach by either Phoenix or Award of any representation, warranty or covenant in this Agreement, such breaching party may not terminate this Agreement pursuant to this Section 7.1(j).

    7.2  NOTICE OF TERMINATION; EFFECT OF TERMINATION.

    (a) Subject to Sections 7.2(b) and (c), any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

    (b) Any termination of this Agreement by Award pursuant to Sections 7.1(d), or 7.1(f) hereof shall be of no force or effect unless prior to such termination Award shall have paid to Phoenix any amounts payable pursuant to Section 7.3(b) or 7.3(d).

    (c) Any termination of this Agreement by Phoenix pursuant to Sections 7.1(e) or 7.1(g) hereof shall be of no force or effect unless prior to such termination Phoenix shall have paid to Award any amounts payable pursuant to Section 7.3(c) or 7.3(e).

    7.3  FEES AND EXPENSES.

    (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Phoenix and Award shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of the Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and the filing of the premerger notification and report forms relating to the Merger under the HSR Act.

    (b) If this Agreement is terminated by Phoenix or Award pursuant to Section 7.1(f), then Award shall pay to Phoenix, in cash (by wire transfer or cashiers check), a nonrefundable fee of $4,000,000 ("TERMINATION FEE") within three (3) days of such termination.

    (c) If this Agreement is terminated by Phoenix or Award pursuant to Section 7.1(g), then Phoenix shall pay to Award, in cash (by wire transfer or cashiers check), the Termination Fee within three (3) days of such termination.

    (d) If this Agreement is terminated by Award or Phoenix pursuant to Section 7.1(d) and (i) an Acquisition Proposal with respect to Award shall have been consummated or (ii) Award shall enter into a definitive agreement with respect to an Acquisition Proposal with respect to Award, in either case at any time prior to six months after the date of this Agreement, Award shall pay to Phoenix the Termination Fee contemporaneously with the earlier of (i) the consummation of such Acquisition or (ii) the public announcement by Award of its entry into a definitive agreement with respect to such Acquisition Proposal.

    (e) If this Agreement is terminated by Award or Phoenix pursuant to Section 7.1(e) and (i) an Acquisition Proposal with respect to Phoenix shall have been consummated or (ii) Phoenix shall enter into a definitive agreement with respect to an Acquisition Proposal with respect to Phoenix, in either case at any time prior to six months after the date of this Agreement, Phoenix shall pay to Award the Termination Fee contemporaneously with the earlier of (i) the consummation of such Acquisition or (ii) the public announcement by Phoenix of its entry into a definitive agreement with respect to such Acquisition Proposal.

    (f) Payment of the fees described in Section 7.3(b), (c), (d) and (e) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

    7.4 AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Award, Phoenix and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    (a) if to Phoenix or Merger Sub, to:

        Phoenix Technologies, Inc.

        411 E. Plumeria Drive
       San Jose, California 95134

        Attention: President
       Telephone No.: (408) 570-1000
       Telecopy No.: (408) 570-1238

        with a copy at the same address to the attention of the General Counsel, and with a copy to:

        Wilson Sonsini Goodrich & Rosati
       650 Page Mill Road
       Palo Alto, CA 94304
       Attn: Larry W. Sonsini, Esq.
       Telephone No.: (650) 493-9300
       Telecopy No.: (650) 493-6811

    (b) if to Award, to:

        Award Software International, Inc.

        777 East Middlefield Road
       Mountain View, California 94043

        Attention: President
       Telephone No.: (650) 968-4433
       Telecopy No.: (650) 526-2395

        with a copy to:

        Cooley Godward LLP
       5 Palo Alto Square, 4th Floor
       Palo Alto, CA 94306
       Attn: James C. Kitch, Esq.
       Telephone No.: (650) 843-5000
       Telecopy No.: (650) 857-0663

    8.3  INTERPRETATION; KNOWLEDGE.

    (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

    (b) For purposes of this Agreement, the term "knowledge" means, with respect to any matter in question, that the executive officers of Award or Phoenix, as the case may be, have actual knowledge of such matter.

    8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 ENTIRE AGREEMENT. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including Award Schedules and Phoenix Schedules (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (ii) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

    8.6 SEVERABILITY. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons, and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

    8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the of the parties.

    IN WITNESS WHEREOF, Phoenix, Merger Sub, and Award have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

                                PHOENIX TECHNOLOGIES LTD.

                                By:                 /s/ JACK KAY
                                     -----------------------------------------
                                                   Name: Jack Kay
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

                                AWARD SOFTWARE INTERNATIONAL, INC.

                                By:             /s/ GEORGE C. HUANG
                                     -----------------------------------------
                                               Name: George C. Huang
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

                                PORTLAND ACQUISITION CORPORATION

                                By:                 /s/ JACK KAY
                                     -----------------------------------------
                                                   Name: Jack Kay
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

                       **** REORGANIZATION AGREEMENT ****

                                   EXHIBIT A

                           PHOENIX TECHNOLOGIES LTD.

                                VOTING AGREEMENT

    This Voting Agreement ("AGREEMENT") is made and entered into as of April   ,
1998, between Award Software International, Inc., a California corporation (the "COMPANY"), and the undersigned stockholder ("STOCKHOLDER") of Phoenix Technologies Ltd., a Delaware corporation ("PARENT").

                                    RECITALS

    A. Concurrently with the execution of this Agreement, the Company, Parent and Portland Acquisition Corporation, a California corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), are entering into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, shares of capital stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

    B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding Common Stock of Parent as is indicated on the final page of this Agreement (the "SHARES").

    C. As a material inducement to enter into the Merger Agreement, the Company desires the Stockholder to agree, and the Stockholder is willing to agree to vote the Shares and any other such shares of capital stock of Parent so as to facilitate consummation of the Merger.

    NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

        1.  AGREEMENT TO VOTE SHARES: ADDITIONAL PURCHASES.

        1.1 AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of Parent called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following, Stockholder shall vote the Shares and any New Shares in favor of approval of (x) the amendment of Parent's Certificate of Incorporation to increase its authorized share capital to allow for the issuance of shares of its Common Stock by virtue of the Merger, (y) the issuance of shares of such Common Stock by virtue of the Merger and (z) any matter that could reasonably be expected to facilitate the Merger.

        1.2 ADDITIONAL PURCHASES. Stockholder agrees that any shares of capital stock of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

        2. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by law, with respect to the total number of shares of capital stock of Parent beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder set forth therein.

        3. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder represents and warrants that he/she/it (i) is the beneficial owner of the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of Parent other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has absolute and unrestricted power, capacity and authority to make, enter into and perform the obligations imposed pursuant to the terms of this Agreement.

        4. CONSENT AND WAIVER. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

        5. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company to carry out the intent of this Agreement.

        6. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

        7.  MISCELLANEOUS.

        7.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        7.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        7.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        7.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

        7.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

If to the Company:   Award Software International, Inc.
                     777 East Middlefield Road
                     Mountain View, CA 94043
                     Attn: President

With a copy to:      Cooley Godward LLP
                     Five Palo Alto Square
                     3000 El Camino Real
                     Palo Alto, California 94306-2155
                     Attn:  Matthew P. Fisher, Esq.

If to the            To the address for notice set forth on the last page
Stockholder:         hereof.

With a copy to:      Wilson Sonsini Goodrich & Rosati, P.C.
                     650 Page Mill Road
                     Palo Alto, California 94304-1050
                     Attn:  Larry W. Sonsini, Esq.
                     Herbert P. Fockler, Esq.

       or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

        7.6 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California (without regard to the principles of conflict of laws thereof).

        7.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

        7.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        7.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                                          AWARD SOFTWARE INTERNATIONAL, INC.

                                          By: ---------------------------------

                                          Title: -------------------------------

                                          STOCKHOLDER:

                                          By:
                                          --------------------------------------

                                          Stockholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          ------- Shares of Common Stock
                                          Beneficially Owned

                ***PHOENIX TECHNOLOGIES LTD. VOTING AGREEMENT***

                                   EXHIBIT A

                               IRREVOCABLE PROXY

    The undersigned stockholder of Phoenix Technologies Ltd., a Delaware corporation ("PARENT"), hereby irrevocably appoints the members of the Board of Directors of Award Software International, Inc., a California corporation (the "COMPANY"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of Parent beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "SHARES"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of
April       , 1998 (the "MERGER AGREEMENT"), among Parent, Portland Acquisition
Corporation, a California corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked. The undersigned stockholder hereby agrees that no subsequent proxies will be given.

    This proxy is irrevocable, is granted pursuant to the Voting Agreement dated
as of April   , 1998 between the Company and the undersigned stockholder (the
"VOTING AGREEMENT"), and is granted in consideration of the Company entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the stockholders of Parent, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of (x) the amendment of Parent's Certificate of Incorporation to increase its authorized share capital to allow for the issuance of shares of its Common Stock by virtue of the Merger, (y) the issuance of shares of such Common Stock by virtue of the Merger and (z) any other matter that could reasonably be expected to facilitate the Merger.

    The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the stockholders of Parent and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of (x) the amendment of Parent's Certificate of Incorporation to increase its authorized share capital to allow for the issuance of shares of its Common Stock by virtue of the Merger, (y) the issuance of shares of such Common Stock by virtue of the Merger and (z) any other matter that could reasonably be expected to facilitate the Merger. The undersigned stockholder may vote the Shares on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

    This proxy is irrevocable.

Dated:  April   , 1998

Signature of Stockholder:
-------------------------

Print Name of Stockholder:
-----------------------

------- Shares of Common Stock
Beneficially Owned

                     ***PHOENIX TECHNOLOGIES LTD. PROXY***

                                   EXHIBIT B
                       AWARD SOFTWARE INTERNATIONAL, INC.
                                VOTING AGREEMENT

    This Voting Agreement ("AGREEMENT") is made and entered into as of April   ,
1998, between Phoenix Technologies Ltd., a Delaware corporation ("PARENT"), and the undersigned shareholder ("SHAREHOLDER") of Award Software International, Inc., a California corporation (the "COMPANY").

                                    RECITALS

    A. Concurrently with the execution of this Agreement, Parent, the Company and Portland Acquisition Corporation, a California corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), are entering into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, shares of capital stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

    B. The Shareholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement (the "SHARES").

    C. As a material inducement to enter into the Merger Agreement, Parent desires the Shareholder to agree, and the Shareholder is willing to agree to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Merger.

    NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

        1.  AGREEMENT TO VOTE SHARES; ADDITIONAL PURCHASES.

        1.1 AGREEMENT TO VOTE SHARES. At every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, Shareholder shall vote the Shares and any New Shares in favor of (x) approval of the Merger Agreement and the Merger and (y) any matter that could reasonably be expected to facilitate the Merger.

        1.2 ADDITIONAL PURCHASES. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

        2. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permitted by law, with respect to the total number of shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

        3. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. Shareholder represents and warrants that he/she/it (i) is the beneficial owner of the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has absolute and unrestricted power, capacity and authority to make, enter into and perform the obligations imposed pursuant to the terms of this Agreement.

        4. CONSENT AND WAIVER. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

        5. ADDITIONAL DOCUMENTS. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent to carry out the intent of this Agreement.

        6. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

        7.  MISCELLANEOUS.

        7.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        7.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        7.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        7.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

        7.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

If to Parent:                          Phoenix Technologies Ltd.
                                       411 E. Plumeria Drive
                                       San Jose, CA 95134
                                       Attn: President

With a copy to:                        Wilson Sonsini Goodrich & Rosati,
                                       P.C.
                                       650 Page Mill Road
                                       Palo Alto, California 94304-1050
                                       Attn:    Larry W. Sonsini, Esq.
                                               Herbert P. Fockler, Esq.

If to the Shareholder:                 To the address for notice set forth
                                       on the last page hereof.

With a copy to:                        Cooley Godward LLP
                                       Five Palo Alto Square
                                       3000 El Camino Real
                                       Palo Alto, California 94306-2155
                                       Attn:    Matthew P. Fisher, Esq.

    or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

        7.6 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California (without regard to the principles of conflict of laws thereof).

        7.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

        7.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        7.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                                          PHOENIX TECHNOLOGIES LTD.

                                          By: ---------------------------------

                                          Title: -------------------------------

                                          SHAREHOLDER:

                                          By:
                                          --------------------------------------

                                          Shareholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          ------- Shares of Common Stock
                                          Beneficially Owned

           ***AWARD SOFTWARE INTERNATIONAL, INC. VOTING AGREEMENT***

                                   EXHIBIT A
                               IRREVOCABLE PROXY

    The undersigned shareholder of Award Software International, Inc., a California corporation (the "COMPANY"), hereby irrevocably appoints the members of the Board of Directors of Phoenix Technologies Ltd., a Delaware corporation ("PARENT"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "SHARES"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of
April   , 1998 (the "MERGER AGREEMENT"), among Parent, Portland Acquisition
Corporation, a California corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked. The undersigned hereby agrees that no subsequent proxies will be given.

    This proxy is irrevocable, is granted pursuant to the Voting Agreement dated
as of April   , 1998 between Parent and the undersigned shareholder (the "VOTING
AGREEMENT"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the shareholders of the Company, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger.

    The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The undersigned shareholder may vote the Shares on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

    This proxy is irrevocable.

Dated:  April   , 1998

Signature of Shareholder:
-------------------------

Print Name of Shareholder:
-----------------------

------- Shares of Common Stock
Beneficially Owned

                 ***AWARD SOFTWARE INTERNATIONAL, INC. PROXY***

                                   EXHIBIT C
                              AGREEMENT OF MERGER
                                       OF
                        PORTLAND ACQUISITION CORPORATION
                                      AND
                       AWARD SOFTWARE INTERNATIONAL, INC.

    This Agreement of Merger, dated as of the [      ] day of [      ], 1998
("MERGER AGREEMENT"), by and among Portland Acquisition Corporation ("MERGER SUB"), a California corporation and a wholly owned subsidiary of Phoenix Technologies, Ltd, a Delaware corporation ("PHOENIX"), and Award Software International, Inc., a California corporation ("AWARD" or the "SURVIVING CORPORATION").

                                    RECITALS

    A. Award was incorporated in the State of California on [      ], 1983, and
as of [      ], 1998 had [      ] shares of its Common Stock, no par value,
outstanding ("AWARD COMMON").

    B. Merger Sub was incorporated in the State of California on April 3, 1998, and on the date hereof has 1,000 shares of its Common Stock, no par value, outstanding, all of which are owned by Phoenix.

    C.  Phoenix, Merger Sub and Award have entered into an Agreement and Plan of
Reorganization dated as of [      ], 1998 (the "REORGANIZATION AGREEMENT")
providing for certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby. This Merger Agreement and the Reorganization Agreement are intended to be construed together to effectuate their purpose.

    D. The shareholders of Award and Merger Sub and the Board of Directors of Phoenix deem it advisable and in their mutual best interests and in the best interests of the shareholders of Award and Merger Sub, respectively, that Merger Sub be merged with and into Award (the "MERGER").

    E. The Boards of Directors of Phoenix, Award and Merger Sub and the shareholders of Merger Sub and Award have approved the Merger. The shareholders of Phoenix have approved the issuance of shares of Common Stock, par value $0.001 per share, of Phoenix ("PHOENIX COMMON") by virtue of the Merger.

                                   AGREEMENTS

    The parties hereto hereby agree as follows:

        1. Merger Sub shall be merged with and into Award, and Award shall be the Surviving Corporation.

        2.  The Merger shall become effective at 4:30 p.m. California time on
    [      ], 1998 (the "EFFECTIVE TIME").

        3. As of the Effective Time, each outstanding share of Common Stock, no par value, of Merger Sub shall be converted into and exchanged for one (1) share of Common Stock, no par value, of the Surviving Corporation.

        4. Upon the Effective Time of the Merger, each outstanding share of Award Common shall be converted automatically into and exchanged for the right to receive 1.225 shares of Phoenix Common ("MERGER CONSIDERATION"), except that all shares of Award Common that are owned directly or indirectly by Award, Phoenix or any subsidiary of Award or Phoenix shall be canceled, and no cash or securities of Phoenix or other consideration shall be delivered in exchange therefor.

        5. As of the Effective Time all certificates representing shares of Award Common, issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Award Common shall cease to have any rights with respect thereto except the right to receive the appropriate portion of the Merger Consideration upon surrender of such certificate.

        6. Any shares ("DISSENTING SHARES") of any holder of Award Common who has demanded and perfected appraisal rights for such shares in accordance with the California General Corporation Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights, shall not be converted into Merger Consideration but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the California General Corporation Law. If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then as of the occurrence of the event which causes the loss of such status, such shares shall be converted into Merger Consideration in accordance with Section 4 hereof.

        7. Notwithstanding any other term or provision hereof, no fraction of a share of Phoenix Common will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Award Common who would otherwise be entitled to a fraction of a share of Phoenix Common (after aggregating all fractional shares of Phoenix Common to be received by such holder) shall receive from Phoenix an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price of a share of Phoenix Common on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

        8. The conversion of Award Common as provided by this Merger Agreement shall occur automatically at the Effective Time of the Merger without action by the holders thereof. Each holder of Award Common shall thereupon be entitled to receive Merger Consideration in accordance with Section 4 hereof. Promptly after the Effective Time, such shareholder shall be entitled to receive certificates that represent the number of shares of Phoenix Common Stock issuable to such shareholder under this Merger Agreement upon surrender as set forth in the Reorganization Agreement of such shareholder's certificates which immediately prior to the Effective Time represented outstanding shares of Award Common Stock.

        No dividends or other distributions on Phoenix Common declared or made after the Effective Time shall be paid to the holder of any unsurrendered certificate until the holder of record of such certificate shall surrender such certificate. Subject to the effect, if any, of applicable laws, following surrender of any certificate, there shall be delivered to the person entitled thereto, without interest, the amount of dividends theretofore paid with respect to the Phoenix Common so withheld as of any date subsequent to the Effective Time of the Merger and prior to such date of delivery.

        All Merger Consideration and cash paid in accordance with Section 7 hereof delivered upon the surrender for exchange of shares of Award Common in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Award Common. If, after the Effective Time of the Merger, certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 8.

        9. At the Effective Time of the Merger, the separate existence of Merger Sub shall cease, and Award shall succeed, without other transfer, to all of the rights and properties of Merger Sub and shall be subject to all the debts and liabilities thereof in the same manner as if Award had itself incurred them.

        10. Upon the Merger becoming effective, the Articles of Incorporation of the Surviving Corporation shall be amended in full to read as set forth in EXHIBIT A attached hereto.

        11. (a) Notwithstanding the approval of this Merger Agreement by the shareholders of Award and Merger Sub, this Merger Agreement may be terminated at any time prior to the Effective Time of the Merger by mutual agreement of the Boards of Directors of Phoenix and Award, and the shareholders of Award.

           (b) Notwithstanding the approval of this Merger Agreement by the shareholders of Award and Merger Sub, this Merger Agreement shall terminate forthwith in the event that the Reorganization Agreement shall be terminated as therein provided.

           (c) In the event of the termination of this Merger Agreement as provided above, this Merger Agreement shall forthwith become void and there shall be no liability on the part of Award, Phoenix or Merger Sub or their respective officers or directors, except as otherwise provided in the Reorganization Agreement.

           (d) This Merger Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one agreement.

           (e) This Merger Agreement may be amended by the parties hereto any time before or after approval hereof by the shareholders of Award and Merger Sub, but, after such approval, no amendments shall be made which by law require the further approval of such shareholders without obtaining such approval. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    IN WITNESS WHEREOF, the parties have executed this Merger Agreement as of the date first written above.

                                          PORTLAND ACQUISITION CORPORATION

                                          --------------------------------------

                                          President

                                          --------------------------------------

                                          Secretary

                                          AWARD SOFTWARE INTERNATIONAL, INC.

                                          --------------------------------------

                                          President

                                          --------------------------------------

                                          Secretary

                                   EXHIBIT A
                           ARTICLES OF INCORPORATION
                                       OF
                        PORTLAND ACQUISITION CORPORATION

                                   Article I.

    The name of this corporation is "Portland Acquisition Corporation."

                                  Article II.

    The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                  Article III.

    The name and address in the State of California of this corporation's initial agent for service of process is:

                                  Burke Norton
                               650 Page Mill Road
                        Palo Alto, California 94304-1050

                                   Article V.

    This corporation is authorized to issue one class of stock, designated Common Stock. The total number of shares of Common Stock which this corporation is authorized to issue is One Thousand (1,000).

                                  Article VI.

    (a) LIMITATION OF DIRECTOR'S LIABILITY. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

    (b) INDEMNIFICATION OF CORPORATE AGENTS. The corporation is authorized to indemnify the directors and officers to the fullest extent permissible under California law.

    (c) REPEAL OR MODIFICATION. Any amendment, repeal or modification of the foregoing provision of this Article V shall not adversely affect any right of indemnification or limitation of liability of an agent of this corporation relating to acts or omissions occurring prior to such amendment, repeal or modification.

Dated:             , 1998

                                          --------------------------------------
                                                Burke Norton, Incorporator

                             OFFICERS' CERTIFICATE
                                       OF
                       AWARD SOFTWARE INTERNATIONAL, INC.

    [          ], President, and [          ], Secretary, of Award Software
International, Inc., a corporation duly organized and existing under the laws of the State of California (the "CORPORATION"), do hereby certify:

        1. They are the duly elected, acting and qualified President and the Secretary, respectively, of the Corporation.

        2. The authorized capital stock of the Corporation consists of 40,000,000 shares of Common Stock, no par value, of which there are
    [          ] shares outstanding and entitled to vote on the Agreement of
    Merger in the form attached, and 5,000,000 shares of Preferred Stock, no par value, of which no shares are issued or outstanding or entitled to vote on the Agreement of Merger in the form attached.

        3. The Agreement of Merger in the form attached was duly approved by the board of directors and shareholders of the Corporation in accordance with the General Corporation Law of the State of California.

        4.  The shareholder approval was by the holders of      % of the
    outstanding shares of the Corporation. The required vote was a majority of the outstanding shares of Common Stock, no par value, of the Corporation.

    Each of the undersigned declares under penalty of perjury that the statements contained in the foregoing certificate are true of their own
knowledge. Executed in Mountain View, California, on [          ], 1998.

                                          --------------------------------------
                                                        President

                                          --------------------------------------
                                                        Secretary

                             OFFICERS' CERTIFICATE
                                       OF
                        PORTLAND ACQUISITION CORPORATION

    [          ], President and, [          ], Secretary, of Portland
Acquisition Corporation, a corporation duly organized and existing under the laws of the State of California (the "CORPORATION"), do hereby certify that:

        1. They are the duly elected, acting and qualified President and the Secretary, respectively, of the Corporation.

        2. There is only one authorized class of shares of the Corporation, consisting of 1,000 shares of Common Stock, no par value, and the total number of issued and outstanding shares is 1,000, all of which are held by Phoenix Technologies, Ltd, a Delaware corporation ("PHOENIX").

        3. The Agreement of Merger in the form attached was approved by the board of directors and the shareholder of the Corporation in accordance with the General Corporation Law of the State of California.

        4. The shareholder approval was by the holder of 100% of the outstanding shares of the Corporation. The required vote was a majority of the outstanding shares of Common Stock, no par value, of the Corporation.

        5. The stockholders of Phoenix have approved the issuance of shares of Common Stock, par value $0.001 per share, of Phoenix by virtue of the Merger in accordance with the Delaware General Corporation Law.

    The undersigned declare under penalty of perjury that the statements contained in the foregoing certificate are true of their own knowledge. Executed
in San Jose, California, on [          ], 1998.

                                          --------------------------------------
                                                        President

                                          --------------------------------------
                                                        Secretary

                                   EXHIBIT D
                           PHOENIX TECHNOLOGIES LTD.
                              AFFILIATE AGREEMENT

    This Affiliate Agreement ("AGREEMENT") is made and entered into as of April
      , 1998, between Phoenix, a Delaware corporation ("PHOENIX"), Award Software International, Inc., a California corporation ("AWARD"), and the undersigned affiliate ("AFFILIATE") of Phoenix.

    WHEREAS, Phoenix and Award have entered into an Agreement and Plan of Reorganization ("MERGER AGREEMENT") pursuant to which Award and Phoenix intend to enter into a business combination transaction to pursue their long term business strategies (the "MERGER") (capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement);

    WHEREAS, Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of Phoenix, as the term "affiliate" is used in Accounting Series Releases 130 and 135, as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an affiliate of Phoenix;

    WHEREAS, it will be a condition to effectiveness of the Merger pursuant to the Merger Agreement that the independent accounting firm that audits the annual financial statements of Phoenix will have delivered its written concurrence with the conclusion of management of Phoenix to the effect that the Merger will be accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16;

    WHEREAS, the execution and delivery of this Agreement by Affiliate is a material inducement to Phoenix to enter into the Merger Agreement.

    NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

        1. ACKNOWLEDGMENTS BY AFFILIATE. Affiliate beneficially owns that number of shares of capital stock of Award set forth on the last page of this Agreement and has good and valid title to all such shares free and clear of all liens and encumbrances. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein will be relied upon by Phoenix, Award, and their respective affiliates, counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate (i) has carefully read this Agreement and the Merger Agreement, (ii) has discussed the requirements of this Agreement with Affiliate's professional advisors, who are qualified to advise Affiliate with regard to such matters and (iii) understands such requirements.

        2. COVENANTS RELATED TO POOLING OF INTERESTS. In accordance with SAB 65, until the second day after the day that Phoenix publicly announces financial results covering at least 30 days of combined operations of Phoenix and Award, Affiliate will not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended to reduce or having the effect, directly or indirectly, of reducing Affiliate's interest or risk relative to any shares of capital stock of Phoenix (including without limitation the shares set forth on the last page of this Agreement and any shares hereafter acquired by stock option exercise or otherwise). Phoenix may, at its discretion, provide a stock transfer notice consistent with the foregoing to its transfer agent with respect to Affiliate's shares. Notwithstanding the foregoing, Affiliate will not be prohibited by the foregoing from selling or disposing of shares so long as such sale or disposition is in accordance with the "de minimis" test set forth in SEC Staff Accounting Bulletin No. 76.

        3. BENEFICIAL OWNERSHIP OF STOCK. Except for the Phoenix Common Stock and options to purchase Phoenix Common Stock set forth on the last page of this Agreement, Affiliate does not beneficially own any shares of Phoenix Common Stock or any other equity securities of Phoenix or any options, warrants or other rights to acquire any equity securities of Phoenix.

        4.  MISCELLANEOUS.

        (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

        (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

        (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California (without regard to the principles of conflict of laws thereof).

        (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

        (e) Counsel to and accountants for the parties to the Agreement shall be entitled to rely upon this Agreement as needed.

        (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

    Executed as of the date shown on the first page of this Agreement.

                                                     PHOENIX TECHNOLOGIES LTD.

                                                     By:
                                                                ----------------------------------------

                                                     Name:
                                                                ----------------------------------------

                                                     Title:
                                                                ----------------------------------------

                                                     AWARD SOFTWARE INTERNATIONAL, INC.

                                                     By:
                                                                ----------------------------------------

                                                     Name:
                                                                ----------------------------------------

                                                     Title:
                                                                ----------------------------------------

                                                     AFFILIATE

                                                     By:
                                                                ----------------------------------------

                                                     Name of Affiliate:  ------------------------------

                                                     Name of Signatory (if different from
                                                     name of Affiliate):  ------------------------------

                                                     Title of Signatory
                                                     (if applicable):  ---------------------------------

Number of shares of Phoenix Common Stock beneficially owned by Affiliate:

-------------------------------------------

Number of shares of Phoenix Common Stock subject to options beneficially owned by Affiliate:

-------------------------------------------

              ***PHOENIX TECHNOLOGIES LTD. AFFILIATE AGREEMENT***

                                   EXHIBIT E
                       AWARD SOFTWARE INTERNATIONAL, INC.
                              AFFILIATE AGREEMENT

    This Affiliate Agreement ("AGREEMENT") is made and entered into as of
       , 1998, between Phoenix Technologies Ltd., a Delaware corporation ("PHOENIX"), Award Software International, Inc., a California corporation ("AWARD") and the undersigned affiliate ("AFFILIATE") of Award.

    WHEREAS, Award and Phoenix have entered into an Agreement and Plan of Reorganization ("MERGER AGREEMENT") pursuant to which Award and Phoenix intend to enter into a business combination transaction to pursue their long term business strategies (the "MERGER") (capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement);

    WHEREAS, pursuant to the Merger, at the Effective Time outstanding shares of Award Capital Stock, including any shares owned by Affiliate, will be converted into the right to receive shares of Phoenix Common Stock as set forth in the Merger Agreement;

    WHEREAS, Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of Award, as the term "affiliate" is used (i) for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "SEC") and (ii) in the SEC's Accounting Series Releases 130 and 135, as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an affiliate of Award;

    WHEREAS, it will be a condition to consummation of the Merger pursuant to the Merger Agreement that (i) the attorneys for each of Phoenix and Award will have delivered written opinions that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and (ii) the independent accounting firm that audits the annual financial statements of Phoenix will have delivered its written concurrence with the conclusion of management of Phoenix to the effect that the Merger will be accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16;

    WHEREAS, the execution and delivery of this Agreement by Affiliate is a material inducement to Phoenix to enter into the Merger Agreement.

    NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

        1. ACKNOWLEDGMENTS BY AFFILIATE. Affiliate beneficially owns that number of shares of capital stock of Award set forth on the last page of this Agreement and has good and valid title to all such shares free and clear of all liens and encumbrances. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein will be relied upon by Phoenix, Award, and their respective affiliates, counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate (i) has carefully read this Agreement and the Merger Agreement, (ii) has discussed the requirements of this Agreement with Affiliate's professional advisors, who are qualified to advise Affiliate with regard to such matters and (iii) understands such requirements.

        2.  COMPLIANCE WITH RULE 145 AND THE ACT.

        (a) Affiliate has been advised that (i) the issuance of shares of Phoenix Common Stock in connection with the Merger is expected to be effected pursuant to a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "ACT"), and as such will not be deemed "restricted securities" within the meaning of Rule 144 promulgated thereunder and resale of such shares will not be subject to any restrictions other than as set forth in Rule 145 of the Act (unless otherwise transferred pursuant to an effective registration statement under the Act or an appropriate exemption from registration), (ii) Affiliate may be deemed to be an affiliate of Award, and (iii) no sale, transfer or other disposition by Affiliate of any Phoenix Common Stock received by Affiliate will be registered under the Act. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Phoenix Common Stock issued to Affiliate in the Merger unless (x) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Act, or (y) Affiliate delivers to Phoenix a written opinion of counsel, reasonably acceptable to Phoenix in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Act.

        (b) Phoenix will give stop transfer instructions to its transfer agent with respect to any Phoenix Common Stock received by Affiliate pursuant to the Merger, and there will be placed on the certificates representing such Phoenix Common Stock, or any substitutions therefor, a legend stating in substance:

       THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(d) UNDER SUCH ACT OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

    The legend set forth above shall be removed (by delivery of a substitute certificate without such legend), and Phoenix shall so instruct its transfer agent, if Affiliate delivers to Phoenix (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee), or
    (ii) an opinion of counsel, in form and substance reasonably satisfactory to Phoenix to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

        (c) To the extent required by applicable securities laws, Phoenix agrees to use reasonable commercial efforts, for a period of two years from the date of this Agreement, to file with the SEC in a timely manner all reports and other documents required of Phoenix under the Act and the Securities Exchange Act of 1934, as amended.

        3. COVENANTS RELATED TO POOLING OF INTERESTS. In accordance with SAB 65, until the second day after the day that Phoenix publicly announces financial results covering at least 30 days of combined operations of Phoenix and Award, Affiliate will not sell, exchange, transfer, pledge, distribute, or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended to reduce or having the effect, directly or indirectly, of reducing Affiliate's interest or risk relative to (i) any shares of capital stock of Award (including without limitation the shares set forth on the last page of this Agreement and any shares hereafter acquired by stock option exercise or otherwise) or (ii) any shares of capital stock of Phoenix received by Affiliate in connection with the Merger or any shares of capital stock of Phoenix received by Affiliate upon exercise of options to purchase capital stock assumed by Phoenix in connection with the Merger. Phoenix may, at its discretion, cause a restrictive legend to the foregoing effect to be placed on Phoenix Common Stock certificates issued to Affiliate in the Merger and provide a stock transfer notice consistent with the foregoing to its transfer agent with respect to the certificates, provided that such restrictive legend shall be removed and/or such notice shall be countermanded promptly upon expiration of the necessity therefor at the request of Affiliate. Notwithstanding the foregoing, Affiliate will not be prohibited by the foregoing from selling or disposing of shares, so long as such sale or disposition is in accordance with the "DE MINIMIS" test set forth in SEC Staff Accounting Bulletin No. 76 and so long as Affiliate has obtained Phoenix's prior written approval of such sale or disposition.

        4.  MISCELLANEOUS.

        (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

        (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

        (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California (without regard to the principles of conflict of laws thereof.

        (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

        (e) Counsel to and accountants for the parties to the Agreement shall be entitled to rely upon this Agreement as needed.

        (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

    Executed as of the date shown on the first page of this Agreement.

                                                     PHOENIX TECHNOLOGIES LTD.

                                                     By:
                                                                ----------------------------------------

                                                     Name:
                                                                ----------------------------------------

                                                     Title:
                                                                ----------------------------------------

                                                     AWARD SOFTWARE INTERNATIONAL, INC.

                                                     By:
                                                                ----------------------------------------

                                                     Name:
                                                                ----------------------------------------

                                                     Title:
                                                                ----------------------------------------

                                                     AFFILIATE

                                                     By:
                                                                ----------------------------------------

                                                     Name of Affiliate:  ------------------------------

                                                     Name of Signatory (if different from
                                                     name of Affiliate):  -----------------------------

                                                     Title of Signatory
                                                     (if applicable):  ---------------------------------

Number of shares of Award Common Stock beneficially owned by Affiliate:

-------------------------------------------

Number of shares of Award Common Stock subject to options beneficially owned by
Affiliate:

-------------------------------------------

          ***AWARD SOFTWARE INTERNATIONAL, INC. AFFILIATE AGREEMENT***

                                    ANNEX B

                       CALIFORNIA GENERAL CORPORATION LAW

CHAPTER 13 DISSENTERS' RIGHTS

SEC. 1300. CORPORATE PURCHASE OF DISSENTING SHARES.

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

        (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

        (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

        (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

        (4) Which the dissenting shareholder has submitted for enforcement, in accordance with Section 1302.

    (c) As used in this chapter, "dissenting shareholder" means the record holder of dissenting shares and includes a transferee of record.

SEC. 1301. NOTICE TO DISSENTING SHAREHOLDERS; DEMAND FOR PURCHASE OF SHARES.

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SEC. 1302. SHAREHOLDER CERTIFICATES OR NOTICE; TIME LIMIT FOR SUBMISSION.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SEC. 1303. AGREED PRICE; INTEREST; FILING OF AGREEMENTS; TIME FOR PAYMENT.

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SEC. 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING OR TO

DETERMINE FAIR MARKET VALUE.

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SEC. 1305. APPRAISER'S REPORT.

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

SEC. 1306. HOLDERS OF DISSENTING SHARES AS CREDITORS.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SEC. 1307. DIVIDENDS ON DISSENTING SHARES AFTER APPROVAL DATE.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SEC. 1308. RIGHTS IN DISSENTING SHARES PRIOR TO DETERMINATION OF FAIR MARKET

VALUE.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SEC. 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision
    (i) of Section 1110 was mailed to the shareholder.

    (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SEC. 1310. LITIGATION; SUSPENSION OF PROCEEDINGS.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SEC. 1311. SHARES SPECIFYING AMOUNT IN EVENT OF MERGER OR REORGANIZATION.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SEC. 1312. ATTACK ON VALIDITY OF MERGER OR REORGANIZATION.

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                                                         ANNEX C

                                 [LETTERHEAD]

                                 April 13, 1998

                                  CONFIDENTIAL

Board of Directors
Phoenix Technologies Ltd.
411 East Plumeria Drive
San Jose, CA 95134

Dear Members of the Board:

    We understand that Phoenix Technologies Ltd. ("Phoenix"), Phoenix Acquisition Corporation, a wholly owned subsidiary of Phoenix (the "Merger Sub"), and Award Software International, Inc. ("Award") propose to enter into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which, through the merger of the Merger Sub with and into Award (the "Merger"), each share of Award common stock, no par value per share ("Award Common Stock"), shall be converted into the right to receive 1.225 (the "Exchange Ratio") shares of Phoenix common stock, $0.001 par value per share ("Phoenix Common Stock"). The Merger is intended to be a tax-free reorganization within the meaning of
Section 368 of the United States Internal Revenue Code of 1986, as amended, and to be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Phoenix shareholders.

    Broadview Associates focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Phoenix's Board of Directors and will receive a fee from Phoenix upon the successful conclusion of the Merger. Broadview Associates also has an immaterial equity interest in Phoenix as a result of the fact that a former Managing Director of Broadview Associates serves on Phoenix's Board of Directors.

    In rendering our opinion, we have, among other things:

        1.) reviewed the terms of the Agreement and the associated exhibits thereto in the form of the draft dated April 3, 1998 furnished to us by Wilson Sonsini Goodrich & Rosati on April 6, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

                                     [LOGO]

        2.) reviewed Award's annual report and Form 10-K for the fiscal year ended December 31, 1997 which included results for the fiscal years ended December 31, 1996 and 1997, including the audited financial statements included therein;

        3.) reviewed certain internal financial and operating information, including projections, relating to Award prepared by Award management;

        4.) participated in discussions with Award management concerning the operations, business strategy, current financial performance and prospects for Award;

        5.) reviewed the recent reported closing prices and trading activity for Award Common Stock;

        6.) compared certain aspects of the financial performance of Award with public companies we deemed comparable;

        7.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

        8.) reviewed Phoenix's annual report and Form 10-K for the fiscal year ended September 30, 1997 which included results for the fiscal years ended September 30, 1996 and 1997, including the audited financial statements included therein, and Phoenix's Form 10-Q for the three months ended December 31, 1997, including the unaudited financial statements included therein;

        9.) participated in discussions with Phoenix management concerning the operations, business strategy, financial performance and prospects for Phoenix;

       10.) reviewed the recent reported closing prices and trading activity for Phoenix Common Stock;

       11.) discussed with Phoenix management its view of the strategic rationale for the Merger;

       12.) compared certain aspects of the financial performance of Phoenix with public companies we deemed comparable;

       13.) considered the total number of shares of Phoenix Common Stock outstanding and the average weekly trading volume of Phoenix Common Stock;

       14.) reviewed recent equity analyst reports covering Phoenix and Award;

       15.) analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity;

       16.) assisted in negotiations and discussions related to the Merger among Phoenix, Award and their financial and legal advisors; and

       17.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Phoenix, Award or Award's financial advisor. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith

                                     [LOGO]
judgments of the management of Award as to the future performance of Award. We have neither made nor obtained an independent appraisal or valuation of any of Award's assets.

    Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to Phoenix shareholders.

    For purposes of this opinion, we have assumed that neither Phoenix nor Award is currently involved in any material transaction other than the Merger, other transactions of which we are aware and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which Phoenix Common Stock will trade at any time.

    This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Phoenix in connection with its consideration of the Merger and does not constitute a recommendation to any Phoenix shareholder as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview Associates hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement/Prospectus to be distributed to Phoenix shareholders in connection with the Merger.

                                          Sincerely,

                                          Broadview Associates LLC

                                                                         ANNEX D

               [LOGO]

                                 April 13, 1998

Board of Directors
Award Software International, Inc.
777 East Middlefield Road
Mountain View, California 94043

Members of the Board:

    You have asked our opinion with respect to the fairness to Holders of Award common stock (as defined below), from a financial point of view and as of the date hereof, of the Exchange Ratio (as defined below) in the Merger (as defined below) pursuant to the April 13, 1998 draft of the Agreement and Plan of
Reorganization, dated as of April   , 1998 (the "Agreement"), by and among Award
Software International, Inc. ("Award"), Phoenix Technologies Ltd. ("Phoenix") and Phoenix Technologies Acquisition Corporation ("Merger Sub"). Pursuant to the Agreement, Merger Sub will be merged with and into Award and Award will become a wholly-owned subsidiary of Phoenix (the "Merger"). Each outstanding share of common stock of Award will be converted into the right to receive 1.225 shares of common stock of Phoenix (the "Exchange Ratio"). The "Holders of Award common stock" includes all holders of Award common stock except for Phoenix or any affiliate of Phoenix. The Agreement states that the parties intend, and we have assumed, that the Merger will qualify as a tax-free reorganization and be accounted for as a pooling of interests in accordance with U.S. generally accepted accounting principles. The terms and conditions of the Merger are set out more fully in the Agreement.

    For purposes of this opinion we have: (i) reviewed financial information on Award furnished to us by Award, including certain internal financial analyses and forecasts prepared by the management of Award; (ii) reviewed certain publicly available information relating to Award and Phoenix, including their respective stock price and trading histories; (iii) held discussions with the management of Award concerning the businesses, past and current business operations, financial condition and results of operations and future prospects of Award; (iv) reviewed the financial terms and conditions of the Agreement; (v) reviewed the valuations of publicly traded companies that we deemed comparable to Award; (vi) prepared discounted cash flow analyses of Award; (vii) compared the financial terms of the Merger set forth in the Agreement with other transactions that we deemed relevant; (viii) prepared pro-forma merger analyses of the Merger; (ix) prepared a relative contribution analysis for Award and Phoenix; and (x) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all publicly available information that we have reviewed and all other information furnished (or made available) to us by or on behalf of Award or otherwise used by us in connection with our engagement by Award with respect to the Merger, and we have not undertaken any independent verification of such information. We have relied upon the assurances of management of Award that it is not aware of any facts that would make such information inaccurate or misleading.

    Furthermore, we did not obtain or make, or assume responsibility for obtaining or making, any independent appraisal of the properties, assets or liabilities (contingent or otherwise) of Award or Phoenix, nor were we furnished with any such evaluations or appraisals. With respect to the financial and operating forecasts (and the assumptions and bases therefor) of Award that we have reviewed, we have assumed that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of Award's management, and we have further

Board of Directors
Award Software International, Inc.
April 13, 1998
Page 2

assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of Award. We have assumed that the Merger will be consummated upon the terms set forth in the Agreement without material alteration thereof. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

    This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may effect this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness from a financial point of view to the Holders of Award common stock of the Exchange Ratio and does not address the underlying business decision of the Board of Directors of Award to engage in the Merger. We do not express any opinion as to the value of any employee agreements or arrangements entered into in connection with the Agreement or the Merger. We further express no opinion as to the future value of the shares of Phoenix common stock.

    In the ordinary course of business, we may actively trade the securities of Award and Phoenix for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have acted as financial advisor to Award in connection with the Merger, for which a portion of our fee is due and payable contingent upon the closing of the Merger.

    Our opinion is directed to the Board of Directors of Award and is not intended to be and does not constitute a recommendation to any shareholder of Award as to how such shareholder should vote upon or take any other action with respect to the Merger. This opinion may be included in a proxy or registration statement of Award distributed in connection with the Merger; PROVIDED that this opinion is reproduced therein in full and any description of, or reference to, this opinion therein is in a form and substance acceptable to us and our legal counsel. Except as provided in the previous sentence, this opinion shall not be reproduced, summarized, described or referred to, or furnished to any party, without our prior written consent.

    Based upon and subject to the foregoing considerations, it is our opinion, that, as of the date hereof, the Exchange Ratio is fair to the Holders of Award common stock from a financial point of view.

                                          Very truly yours,

                                          BANCAMERICA ROBERTSON STEPHENS

                                          By /s/ EDWIN DAVID HETZ
                                           -------------------------------------

                                                   Authorized Signatory

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.
Article 10 of the Registrant's Certificate provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors.

    The Reorganization Agreement provides that commencing with the effectiveness of the Merger, the Registrant will indemnify the current officers and directors of Award for any action or inaction by such person prior to the Merger.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

EXHIBIT NO.                                          DESCRIPTION
-----------  -------------------------------------------------------------------------------------------
      2.1    Agreement and Plan of Reorganization, dated as of April 15, 1998 among Phoenix Technologies
               Ltd., Portland Acquisition Corporation and Award Software International, Inc. (the
               "Reorganization Agreement"), included as Annex A.

      2.2    Form of Affiliate Agreement for Phoenix Technologies Ltd., included as Exhibit AD to the
               Reorganization Agreement at Annex A.

      2.3    Form of Affiliate Agreement for Award Software International, Inc., included as Exhibit AE to the Reorganization Agreement at Annex A.

      2.4    Form of Voting Agreement for Phoenix Technologies Ltd., included as Exhibit AA to the
               Reorganization Agreement at Annex A.

      2.5    Form of Voting Agreement for Award Software International, Inc., included as Exhibit AB to the Reorganization Agreement at Annex A.

      2.6    Form of Agreement of Merger between Award Software International, Inc. and Portland
               Acquisition Corporation, included as Exhibit AC to the Reorganization Agreement at Annex
               A.

      3.1    Amended and Restated Certificate of Incorporation of Phoenix Technologies Ltd., to be filed upon approval of Proposal Two.

      4.1    Form of Specimen Common Stock Certificate.

      5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      8.1    Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      8.2    Tax Opinion of Cooley Godward LLP.

     23.1    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in opinions filed as Exhibits 5.1 and 8.1).

     23.2    Consent of Cooley Godward LLP (included in opinion filed as Exhibit 8.2).

EXHIBIT NO.                                          DESCRIPTION
-----------  -------------------------------------------------------------------------------------------
     23.3    Consent of Ernst & Young LLP, Independent Auditors.

     23.4    Consent of Price Waterhouse LLP, Independent Accountants.

     24.1    Power of Attorney (see Page II-4).

     99.1    Phoenix Form of Proxy.

     99.2    Award Form of Proxy.

     99.3    Consents of Persons About to Become Directors.

     99.4    Consent of Broadview Associates LLC, (included in opinion filed as Annex C).

     99.5    Consent of BancAmerica Robertson Stephens.

    (B) FINANCIAL STATEMENT SCHEDULES

    PHOENIX

    The information required to be set forth herein on behalf of Phoenix is incorporated by reference to Phoenix's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

ITEM 22.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    6. That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    7. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    8. To supply by means of a post-effective amendment all required information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 26th day of May 1998.

                                PHOENIX TECHNOLOGIES LTD.

                                By:                 /s/ JACK KAY
                                     -----------------------------------------
                                                      Jack Kay
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack Kay and Robert J. Riopel, and each of them, jointly and severally, as his true and lawful attorneys-in-fact, each with full power of substitution for him and in his name, place and stead in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                      CAPACITY                  DATE
------------------------------  --------------------------  -------------------

                                President and Chief
         /s/ JACK KAY             Executive Officer
------------------------------    (Principal Executive         May 26, 1998
           Jack Kay               Officer)

                                Vice President, Finance,
     /s/ ROBERT J. RIOPEL         Chief Financial Officer
------------------------------    and Treasurer (Principal     May 26, 1998
       Robert J. Riopel           Financial and Accounting
                                  Officer)

     /s/ CHARLES FEDERMAN
------------------------------  Director                       May 26, 1998
       Charles Federman

     /s/ RONALD D. FISHER
------------------------------  Director                       May 26, 1998
       Ronald D. Fisher

    /s/ ANTHONY P. MORRIS
------------------------------  Director                       May 26, 1998
      Anthony P. Morris

                                 EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------
      2.1    Agreement and Plan of Reorganization, dated as of April 15, 1998 among Phoenix Technologies
               Ltd., Portland Acquisition Corporation and Award Software International, Inc. (the
               "Reorganization Agreement"), included as Annex A.

      2.2    Form of Affiliate Agreement for Phoenix Technologies Ltd., included as Exhibit AD to the
               Reorganization Agreement at Annex A.

      2.3    Form of Affiliate Agreement for Award Software International, Inc., included as Exhibit AE to the Reorganization Agreement at Annex A.

      2.4    Form of Voting Agreement for Phoenix Technologies Ltd., included as Exhibit AA to the
               Reorganization Agreement at Annex A.

      2.5    Form of Voting Agreement for Award Software International, Inc., included as Exhibit AB to the Reorganization Agreement at Annex A.

      2.6    Form of Agreement of Merger between Award Software International, Inc. and Portland
               Acquisition Corporation, included as Exhibit AC to the Reorganization Agreement at Annex A.

      3.1    Amended and Restated Certificate of Incorporation of Phoenix Technologies Ltd., to be filed upon approval of Proposal Two.

      4.1    Form of Specimen Common Stock Certificate.

      5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      8.1    Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      8.2    Tax Opinion of Cooley Godward LLP.

     23.1    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in opinions filed as Exhibits 5.1 and 8.1).

     23.2    Consent of Cooley Godward LLP (included in opinion filed as Exhibit 8.2).

     23.3    Consent of Ernst & Young LLP, Independent Auditors.

     23.4    Consent of Price Waterhouse LLP, Independent Accountants.

     24.1    Power of Attorney (see Page II-4).

     99.1    Phoenix Form of Proxy.

     99.2    Award Form of Proxy.

     99.3    Consents of Persons About to Become Directors.

     99.4    Consent of Broadview Associates LLC (included in opinion filed as Annex C).

     99.5    Consent of BancAmerica Robertson Stephens.